BAK 中国比克电池公司
CHINA BAK BATTERY INC.

2008 Annual Report

Dear Stockholders:

2008 was a year of challenges and transition for China BAK. While significant increases in the cost of raw materials reduced gross margin, we continued to increase sales of cylindrical cells, aluminum-case cells, and battery packs; gained major customers for our cylindrical, prismatic and lithium polymer cells; increased our OEM market customer base; obtained debt and equity financing to fund and expand our operations; acquired land use rights for our manufacturing facilities; settled claims with certain investors in our January 20, 2005 private placement; neared the completion of a new high-power lithium phosphate cell production line at our Tianjin facility; invested in research and development of alternative raw materials and battery cell technologies, particularly for high-power lithium phosphate cells; and were recognized as one of the Top 30 Most Innovational Enterprises in China by *Manager*, a leading China business magazine. We are pleased to see our efforts have brought positive results. The Company's net revenues continued to increase as compared to last year. Our product mix remained strong with higher-margin aluminum case cells accounting for 53% of net revenues in fiscal 2008. Revenues from cylindrical cells increased over ten times, polymer cells increased over two times, battery packs increased over 100%, and aluminum-case cells increased over 85%, as compared to last year as a result of increased sales to the OEM market in the People's Republic of China, an increase in our average selling price, increased exports, and continuing investment and R&D efforts in these products. We believe our accomplishments this year have put us in a good position in our marketplace, and we remain committed to growing our business and maximizing stockholder value.

Continuous focus on transition from replacement market to OEM market

In fiscal 2008, we implemented several initiatives in an effort to increase our competitive position and attract more business from OEM customers. We increased our aluminum-case cell production capacity and decreased our steel-case cell production in connection with our strategic transition from the replacement market to the OEM market. As a result, revenues from aluminum case cells increased by $60.2 million, or 86.1% as compared to fiscal 2007, and our product mix continued to improve, with aluminum-case cells accounting for 53% of revenues in fiscal 2008 as compared to 47.9% of revenues in fiscal 2007. We gained a number of new OEM customers during the year, including ASUS Tek Computer Inc., Simplo Technology Co., Ltd., SanDisk Corporation, Wingtech Group Limited, and Foxconn Technology Group. The completion of our automated aluminum case cell production line in fiscal 2007 improved our manufacturing capacity to satisfy the OEM market and, as production increased, our per unit cost of manufacturing aluminum-case cells was reduced. We also continue to pursue OEM qualifications from international brand names, such as Nokia and Motorola.

We have also made progress in expanding our manufacturing capability into first-tier OEM capabilities, and in working through the qualification processes of targeted first-tier OEMs. In August 2007, we signed a non-binding Letter of Intent with Hewlett-Packard Company ("HP"), under which both parties will work together in a set time frame to reach a definitive agreement for BAK to supply lithium ion battery cells to HP; in the first quarter of fiscal 2008, our batteries passed all safety, reliability and performance tests by HP designated battery pack manufacturers, a significant step in our efforts to reach a definitive agreement to supply lithium ion battery cells to HP.

Continuing to build on our growth in cylindrical cells, aluminum-case cells, lithium polymer cells, and battery packs; and expanding our product offerings and customer base for high-power lithium-phosphate cells

In fiscal 2008, we continued to build on our growth in sales performance of our cylindrical cells, prismatic cells, lithium polymer cells, and battery packs. Cylindrical cells sales increased by $39.2 million or 1143.9% to $42.6 million, from $3.4 million in 2007, due to a 213.1% increase in sales volume and a 70.5% increase in average selling price, driven by increased exports. Aluminum-case cells sales increased by $60.2 million or 86.1% to $130.1 million, from $69.9 million for 2007, due to a 65.5% increase in sales volume, driven by increased sales to the OEM market in the PRC, and a 12.5% increase in our average selling price. Sales of lithium-polymer cells increased by $12.6 million or 237.5% to $17.9 million, from $5.3 million in 2007, due to our ability to meet additional demand by increasing production. Revenues from sales of battery packs increased by $13.7 million or 116.2% to $25.5 million, from $11.8

million in 2007, due to a 73.7% increase in sales volume and a 24.4% increase in average selling price, driven by increased sales to the OEM market in the PRC.

During fiscal 2008, we neared the completion of a new production line for our new and redesigned high-power lithium-phosphate cells at our Tianjin facility. This production line was completed in the first quarter of fiscal 2009. Although we did not have sales of lithium-phosphate cells in 2008, we continued to invest in this technology to realize the benefits of our prior investments, to position us to capitalize on our knowledge of and experience with established markets for lithium-phosphate technology, such as electric bicycles, cordless power tools and mining lamps, and to penetrate emerging consuming markets for this technology, such as light electric vehicles and hybrid electric vehicles. The first shipment of our new lithium-phosphate cells will be used in electric bicycles, cordless power tools and mining lamps.

We also expect interest in light electric vehicles and hybrid electric vehicles to increase demand for our rechargeable lithium-based batteries substantially. To that end, we have been engaged in the research and development of lithium-phosphate cells specifically for use in light electric vehicles and hybrid electric vehicles. Along with electric bicycles, cordless power tools, and mining lamps, these are some of the market opportunities that our Tianjin facility assisted us in seeking for our new lithium-phosphate cells.

Operational Results

For fiscal 2008, revenues increased 68.2% to $245.3 million, compared to $145.9 million in fiscal 2007. Sales of aluminum-case cells generated the majority of our revenues, accounting for 53%, while steel-case cells accounted for 11.9%. This compares to 48% and 24%, respectively, in fiscal 2007. Battery packs generated $25.5 million, or 10.4% of revenues in fiscal 2008, compared to 8% in fiscal 2007. Lithium polymer battery cells and cylindrical cells generated a combined $60.4 million in revenues, or 24.6%, compared to 6% in 2007. None of our sales derived from high-power lithium-phosphate battery cells in fiscal 2008, compared to 14% in fiscal 2007.

Gross profit was $30.9 million or 12.6% of net revenues, compared to $25.6 million, or 17.6% of net revenues, in 2007. Net loss was $7.9 million, as compared to net income of $483,000 in fiscal 2007. Diluted loss per share was $0.15, compared to diluted earnings per share of $0.01 in fiscal 2007.

We closed the year with $35.7 million in cash, and working capital of $3.2 million, reflecting a current ratio of 1:1.02. Total debt, including short-term bank loans, long-term bank loans, and bills payable, stood at $176.6 million. At year end, stockholders' equity totaled $167.1 million.

Outlook for 2009

In the near-term, we anticipate that we will continue to experience pressure due to pricing pressure and overhead costs, including the costs of raw materials as well as the costs of our anticipated capital improvements as we transition from predominantly a replacement market to global first-tier OEM capabilities. In response to this challenge, we are seeking to reduce our purchase costs of raw materials and other unit costs of production while pursuing opportunities to raise selling prices where it would benefit our financial results. In addition, we are seeking to identify alternative raw material suppliers to the extent there are viable alternatives and to expand our use of alternative raw materials. We are also seeking to capitalize on our investment in high-power lithium-phosphate cells technology by continuing to pursue all potential market opportunities for this technology.

From a long-term perspective, we believe that our investment in building our first-tier OEM capabilities and increasing our production capacity will ultimately improve our profitability and competitiveness as increased volume absorbs the higher fixed overhead costs of the investment in applicable equipment and infrastructure once we have completed the qualification processes of applicable first-tier OEM companies. We likewise believe that our investment in high-power lithium-phosphate cells technology will ultimately enhance our financial performance as market demand for this technology continues to increase.

Looking ahead at fiscal 2009, we anticipate continued growth in sales of our cylindrical and polymer cells, and steady growth in our aluminum-case cells. Our reputation for high quality and product safety will continue to be a competitive advantage as we look forward to manufacturing more products for international tier-1 OEMs. We believe we can achieve revenue target range of $270 million to $300 million, which, at the midpoint of the range, will represent a 16% growth from FY08 levels.

In closing, I would like to thank our customers and employees who have contributed to our success this year. I would also like to thank our Board of Directors, and a sincere thanks to our three independent directors — Richard Goodner, Charlene Spoede Budd and Chunzhi Zhang. Most importantly, we would like to thank our stockholders for their continued support and confidence in our efforts.

Sincerely,

Xiangqian Li
Chairman, President and Chief Executive Officer

Stock Performance Graph

The following graph shows a comparison from January 20, 2005 (the date our reverse merger transaction with BAK International, Ltd. was completed) through September 30, 2008, of cumulative total return for our common stock, the NASDAQ Composite Index, and a Peer Group index composed as described below under "Peer Group Construction." Such returns are based on historical results and are not intended to suggest future performance. Data for the NASDAQ Composite Index assume reinvestment of dividends. We have not paid dividends on our common stock since our reverse merger was completed and have no present plans to do so.



Peer Group
CBAK
NASDAQ Composite
120%
100%
80%
60%
40%
20%
0%
-20%
-40%
-60%
Jan-05
Apr-05
Jul-05
Oct-05
Jan-06
Apr-06
Jul-06
Oct-06
Jan-07
Apr-07
Jul-07
Oct-07
Jan-08
Apr-08
Jul-08

All data is per Yahoo Finance.

Peer Group Construction:

- The Peer Group is an index comprised of the following stocks: Valence Technology, Inc., Advanced Battery Technologies, Inc. and Plug Power, Inc.
- Each company selected for the Peer Group index was identified by NASDAQ as one of our peers.
- None of the companies selected for the Peer Group pays dividends on its common stock.

[This page intentionally left blank.]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K/A
(Amendment No. 1)

(Mark One)

☒ **Annual Report Pursuant To Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended: September 30, 2008

☐ **Transition Report Pursuant To Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from ___________ to ___________

Commission File No. 001-32898

China BAK Battery, Inc.
(Name of registrant as specified in its charter)

Nevada *(State or other jurisdiction of incorporation or organization)*	88-0442833 *(I.R.S. Employer Identification No.)*

BAK Industrial Park
No. 1 BAK Street
Kuichong Town, Longgang District
Shenzhen 518119
People's Republic of China
(86-755) 8977-0093
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Name of each exchange on which registered
Common stock, par value $0.001 per share	The NASDAQ Global Market

Securities registered pursuant to Section 12(g) of the Exchange Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

Yes ☐ No ☒

The aggregate market value of the 32,701,783 shares of voting and non-voting common equity stock held by non-affiliates of the registrant was $123.3 million as of March 31, 2008, the last business day of the registrant's most recently completed second fiscal quarter, based on the last sale price of the registrant's common stock on such date of $3.77 per share, as reported by The NASDAQ Stock Market, Inc.

There were a total of 57,680,231 shares of the registrant's common stock outstanding as of December 11, 2008.

Documents Incorporated by Reference:

None

EXPLANATORY NOTE:

This Amendment No. 1 (the "Amended Filing") to the Annual Report on Form 10-K for the year ended September 30, 2008 (the "Original Filing") of China BAK Battery, Inc. (the "Company") is filed to correct inadvertent omissions in the Original Filing. Specifically, this Amended Filing amends Item 10, "Directors, Executive Officers and Corporate Governance," to include the required disclosure of a report not timely filed pursuant to Section 16(a) of the Exchange Act, which was inadvertently omitted from the Original Filing. Item 10 is also amended to omit disclosure of reports not timely filed pursuant to Section 16(a) of the Exchange Act, which disclosure was made in any Annual Report on Form 10-K filed by the Company with the SEC prior to the filing of the Original Filing, pursuant to Item 405 of Regulation S-K as promulgated under the Exchange Act. This Amended Filing also includes required certifications relating to the internal control over financial reporting of the Company that were inadvertently omitted from paragraph 4 of Exhibits 31.1 and 31.2 of the Original Filing. For purposes of clarity, the "Introductory Comment—Terminology" and "Introductory Comment—Forward-Looking Statements" sections of the Original Filing are repeated in their entirety in this Amended Filing.

In accordance with Rule 12b-15 under the Exchange Act, each Item of the Original Filing that is amended by this Amended Filing is also restated in its entirety, and this Amended Filing is accompanied by currently dated certifications on Exhibits 31.1, 31.2, 32.1, and 32.2 by the Company's President and Chief Executive Officer and Chief Financial Officer. Except as described above, this Amended Filing does not amend, update, or change any Items, financial statements, or other disclosures in the Original Filing, and does not reflect events occurring after the filing of the Original Filing, including as to any exhibits to the Original Filing affected by subsequent events. Information not affected by the changes described above is unchanged and reflects the disclosures made at the time of the Original Filing. Accordingly, this Amended Filing should be read in conjunction with the Original Filing and our other SEC filings subsequent to the filing of the Original Filing, including any amendments to those filings. Capitalized terms not defined in the Amended Filing are as defined by the Original Filing.

Introductory Comment—Terminology

Throughout this Annual Report on Form 10-K, or this Report, the terms "we," "us" or "our" refers to China BAK Battery, Inc. and its subsidiaries on a consolidated basis; "BAK International" refers to our Hong Kong subsidiary, BAK International Limited; "BAK Tianjin" refers to our PRC subsidiary, BAK International (Tianjin) Ltd.; "Shenzhen BAK" refers to our PRC subsidiary, Shenzhen BAK Battery Co., Ltd.; "BAK Electronics" refers to our PRC subsidiary, BAK Electronics (Shenzhen) Co., Ltd.; "BAK Canada" refers to our Canadian subsidiary, BAK Battery Canada Ltd.; "BAK Europe" refers to our German subsidiary, BAK Europe GmbH; "BAK India" refers to our Indian subsidiary, BAK Telecom India Private Limited; "China" or "PRC" refers to the People's Republic of China, excluding for the purposes of this Report only, Taiwan, Hong Kong and Macau; "RMB" or "Renminbi" refers to the legal currency of China; and "$" or "U.S. dollars" refers to the legal currency of the United States of America.

Introductory Comment—Forward-Looking Statements

Statements contained in this Report include "forward-looking statements" within the meaning of such term in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause actual financial or operating results, performances or achievements expressed or implied by such forward-looking statements not to occur or be realized. Forward-looking statements made in this Report generally are based on our best estimates of future results, performances or achievements, predicated upon current conditions and the most recent results of the companies involved and their respective industries. Forward-looking statements may be identified by the use of forward-looking terminology such as "may," "will," "could," "should," "project," "expect," "believe," "estimate," "anticipate," "intend," "continue," "potential," "opportunity" or similar terms, variations of those terms or the negative of those terms or other variations of those terms or comparable words or expressions. Potential risks and uncertainties include, among other things, such factors as:

- our anticipated growth strategies and our ability to manage the expansion of our business operations effectively;
- our future business development, results of operations and financial condition;
- our ability to fund our operations and manage our substantial short-term indebtedness;
- our ability to maintain or increase our market share in the competitive markets in which we do business;
- our limited operating history in developing, manufacturing and selling of lithium-based rechargeable battery cells;
- our ability to keep up with rapidly changing technologies and evolving industry standards, including our ability to achieve technological advances;
- our dependence on the growth in demand for the portable electronic devices that are powered by our products;
- our ability to diversify our product offering and capture new market opportunities;
- our ability to obtain original equipment manufacturer ("OEM") qualifications from brand names;
- our ability to source our needs for skilled labor, machinery and raw materials economically;
- our ability to secure raw materials in the future and to manage the costs of raw materials or to secure alternative or substitute raw materials;
- uncertainties with respect to the PRC legal and regulatory environment;
- our ability to remediate any material weaknesses in our internal control over financial reporting;
- our ability to maintain cost leadership;
- our ability to obtain property ownership rights to our facilities;
- other risks identified in this Report and in our other reports filed with the U.S. Securities and Exchange Commission (the "SEC").

Additional disclosures regarding factors that could cause our results and performance to differ from results or performance anticipated by this Report are discussed in Item 1A. "Risk Factors." Readers are urged to carefully review and consider the various disclosures made by us in this Report and our other filings with the SEC. These reports attempt to advise interested parties of the risks and factors that may affect our business, financial condition and results of operations and prospects. The forward-looking statements made in this Report speak only as of the date hereof and we disclaim any obligation to provide updates, revisions or amendments to any forward-looking statements to reflect changes in our expectations or future events.

We file annual, quarterly and other reports, proxy statements and other information with the SEC. You may obtain and copy any document we file with the SEC at the SEC's public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the SEC's public reference facilities by calling the SEC at 1-800-SEC-0330. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC at its principal office at 100 F Street, NE, Room 1580, Washington, D.C. 20549-1004. The SEC maintains an Internet website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our SEC filings, including exhibits filed therewith, are accessible through the Internet at that website.

You may also request a copy of our SEC filings, at no cost to you, by writing or telephoning us at: BAK Industrial Park, No. 1 BAK Street, Kuichong Town, Longgang District, Shenzhen, People's Republic of China, attention Corporate Secretary, telephone 011 (86-755) 8977-0093. We will not send exhibits to the documents, unless the exhibits are specifically requested and you pay our fee for duplication and delivery.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

Directors and Executive Officers

The following table provides information about our executive officers and directors and their respective ages and positions as of September 30, 2008. The directors listed below will serve until our next annual or special meeting of stockholders at which directors are elected.

Name	Age	Position Held
Xiangqian Li	40	Chairman, President and Chief Executive Officer
Tony Shen	41	Chief Financial Officer, Secretary and Treasurer
Huanyu Mao	56	Director, Chief Operating Officer and Chief Technical Officer
Richard B. Goodner	62	Director
Charlene Spoede Budd	69	Director
Chunzhi Zhang	46	Director
Xinggang Cao	34	Vice President
Kenneth G. Broom	53	Vice President

Xiangqian Li has served as the chairman of our board, our president and chief executive officer since January 20, 2005. He has been a director of BAK International Limited, our Hong Kong incorporated subsidiary, since November 2004. Mr. Li is the founder and has served as the chairman of the board of Shenzhen BAK, our wholly owned subsidiary, since its inception in August 2001, and served as Shenzhen BAK's general manager since December 2003. From June 2001 to June 2003, Mr. Li was the chairman of Huaran Technology Co., Ltd., a PRC-incorporated company engaged in the car audio business. Mr. Li received a bachelor's degree in thermal energy and power engineering from the Lanzhou Railway Institute, China and a doctorate degree in quantitative economics from Jilin University in China.

Tony Shen has served as our chief financial officer, company secretary and treasurer since August 3, 2007. Mr. Shen joined the Company as Vice President of Strategic Development in May 2007. Prior to joining us, Mr. Shen was Acting CFO at eLong Inc. (NASDAQ: LONG) from 2006 to 2007. Prior to eLong, Mr. Shen was at China Netcom and its affiliated companies from 2003 to 2005, where he served as CFO and Vice President of Finance for Joyzone Networks, an affiliate of China Netcom, and as General Manager of Overseas Investment Management, China Netcom International. Prior to joining China Netcom, Mr. Shen served in several senior finance roles at Solectron Corporation in the United States from 1999 to 2003. Mr. Shen received a BE in Electrical Engineering from Tsinghua University and an MBA from Columbia Business School.

Huanyu Mao has served as a director of our company since May 12, 2006. He has also served as our chief technology officer since January 20, 2005 and as our chief operating officer since June 30, 2005. Dr. Mao has been the chief scientist of Shenzhen BAK since September 2004. Prior to joining us, between 1997 and September 2004, Dr. Mao was the chief technology officer of Tianjin Lishen, a leading battery manufacturer in China. Dr. Mao pioneered core technologies on lithium-ion battery before its commercialization in 1992 and was the inventor under seven U.S. patents relating to lithium-ion technology. Dr. Mao received a doctorate degree in electrochemistry from Memorial University of Newfoundland, Canada where he focused on conductive polymers.

Richard B. Goodner has served as our director since May 12, 2006. Since June 2003, Mr. Goodner has served as the vice president for legal affairs and general counsel for U.S. Home Systems, Inc., a public company listed on the Nasdaq Global Market. Since May 2006, Mr. Goodner also has been a director of Winner Medical Group Inc., a manufacturer of medical and hygiene disposal products, which shares are traded on the Over-the-Counter Bulletin Board in the United States. From 1997 to 2003, Mr. Goodner was a partner in the law firm of Jackson Walker L.L.P. Mr. Goodner holds a bachelor of arts degree in economics from Eastern New Mexico University and a law degree from Southern Methodist University.

Charlene Spoede Budd, PhD, CPA, CMA, CFM, PMP, has served as our director since June 25, 2007. Dr. Budd is Professor Emeritus of Accounting at Baylor University, where she was a professor and Emerson O. Henke Chair of Accounting from 1993 through 2005, and where she has taught business classes since 1973. She received her PhD in business administration from The University of Texas-Austin (1982) and her MBA and undergraduate degrees from Baylor University (1973 and 1972, respectively). She holds current certifications as a CPA, CMA, CFM, PMP, and in all six professional categories of the theory of constraints. Dr. Budd has served as a member or Chair of the Business Environment & Content Subcommittee of the American Institute of Certified Public Accountants (AICPA) from 2002 to 2008 and has been the Chair, Finance & Metrics (F&M) Committee of the Theory of Constraints International Certification Organization (TOC-ICO) from 2005 to the present. Her latest portfolio/book is *Internal Reporting and Improvement Initiatives*, Bureau of National Affairs (BNA), Washington, D.C., 2007.

Chunzhi Zhang has served as our director since June 25, 2007. Since mid-2005, Mr. Zhang has served as General Manager of AASTOCKS.com, Ltd., Shenzhen Branch, an online stock investment service operating in China. From 2003 through mid-2005, Mr. Zhang served as General Manager of Shenzhen Sharemax Management Co., Ltd, where he was involved in brokerage of Hong Kong-listed stocks, asset management and managing venture capital projects. From 1998 through 2003, Mr. Zhang served as General Manager of Haixing Security Brokage Co., Ltd, Shenzhen Branch, involved in securities trading and asset management. Prior to joining Haixing Security Brokerage, from 1985 through 1996, Mr. Zhang served as Manager in Hong Kong for China Resources Holding Co., Ltd., an import/export company. Mr. Zhang received his bachelor degree in Economy from Jilin University in 1985.

Kenneth G. Broom has served as our vice president of international OEM Business since October 1, 2007. From January 2007 to September 2007, he worked as Executive Vice President for BAK Canada. Prior to joining us, Mr. Broom served as executive vice president of E-One Moli Energy (Canada) Limited ("E-One"), the only high volume manufacturer of cylindrical lithium-ion rechargeable cells in North America, from 2003 to 2007. He was also General Manager of Operations of E-One from 1992 to 2003; while in this role, he managed equipment and product design. He is a member of the Association of Professional Engineers and Geoscientists of B.C. Mr. Broom received a bachelor's degree in chemical engineering from the University of Waterloo.

Xinggang Cao has served as our vice president of China Business since October 1, 2007. Mr. Cao served as the deputy general manager of our prismatic cells unit from March to September 2007, and as the director of our sales department from September 2006 to March 2007. From May 2003 to September 2006, he served as the manager of our domestic sales department. Mr. Cao received a master's degree in business administration from Jilin University.

Family Relationships

There are no family relationships among our directors or officers.

Involvement in Certain Legal Proceedings

None of our directors has been subject to any legal proceedings in the past five years and that may adversely affect his or her ability and/or integrity to serve as our director.

Promoters and Certain Control Persons

We did not have any promoters at any time during the past five fiscal years.

Section 16(A) Beneficial Ownership Reporting Compliance

Under U.S. securities laws, directors, certain executive officers and persons holding more than 10% of our common stock must report their initial ownership of the common stock, and any changes in that ownership, to the SEC. The SEC has designated specific due dates for these reports. Based solely on our review of copies of such reports filed with the SEC and written representations of our directors and executive offers, we believe that all persons subject to reporting filed the required reports on time in fiscal years 2007 and 2008, except as follows: (i) a late Form 4 report filed by Huanyu Mao on January 31, 2008 to report the grant of an option to purchase 200,000 shares of common stock pursuant to the Stock Option Plan; (ii) a late Form 4 report filed by Xiangqian Li on June 5, 2008 to report the grant of an option to purchase 1,080,000 shares of common stock pursuant to the Stock Option Plan, subject to shareholder approval of an amendment of the Stock Option Plan to increase the number of shares available for issuance thereunder; and (iii) a late Form 4 report filed by Xiangqian Li on December 8, 2008 to report his disposition of beneficial ownership of 1,089,775 shares of common stock pursuant to the Li Settlement Agreement.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics relating to the conduct of our business by our employees, officers and directors. We intend to maintain the highest standards of ethical business practices and compliance with all laws and regulations applicable to our business, including those relating to doing business outside the United States.

Material Changes to Director Nomination Procedures

There have been no material changes to the procedures by which shareholders may recommend nominees to our board of directors since such procedures were last disclosed.

Audit Committee

We have a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The committee members are Richard B. Goodner, Charlene Spoede Budd and Chunzhi Zhang.

Audit Committee Financial Expert

The Board of Directors has determined that we have an audit committee financial expert serving on our audit committee. Our audit committee financial expert is Charlene Spoede Budd. Dr. Budd has been "independent" as that term is defined under the Nasdaq listing standards at all times during her service on our audit committee.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Shenzhen, People's Republic of China, on January 5, 2009.

CHINA BAK BATTERY, INC.

By: /s/ Xiangqian Li
Xiangqian Li
Director, Chairman of the Board,
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on January 5, 2009.

Signature	Title
/s/ Xiangqian Li Name: Xiangqian Li	Director, Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)
/s/ Tony Shen Name: Tony Shen	Chief Financial Officer, Secretary and Treasurer (Principal Financial Officer and Principal Accounting Officer)
/s/ Huanyu Mao Name: Huanyu Mao	Director, Chief Operating Officer and Chief Technical Officer
/s/ Charlene Spoede Budd Name: Charlene Spoede Budd	Director
/s/ Chunzhi Zhang Name: Chunzhi Zhang	Director
/s/ Richard B. Goodner Name: Richard B. Goodner	Director

Exhibit 31.1

CERTIFICATION

I, Xiangqian Li, the Chief Executive Officer and President of CHINA BAK BATTERY, INC. certify that:

1. I have reviewed this annual report on Form 10-K/A of China BAK Battery, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

4. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Xiangqian Li

Xiangqian Li
President & Chief Executive Officer

January 5, 2009

Exhibit 31.2

CERTIFICATION

I, Tony Shen, the Chief Financial Officer of CHINA BAK BATTERY, INC. certify that:

1. I have reviewed this annual report on Form 10-K/A of China BAK Battery, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

4. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Tony Shen

Tony Shen
Chief Financial Officer

January 5, 2009

Exhibit 32.1

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the annual report of China BAK Battery, Inc. (the "Company") on Form 10-K/A for the period ended September 30, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Xiangqian Li, Chief Executive Officer and President of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Xiangqian Li

Xiangqian Li
President & Chief Executive Officer

January 5, 2009

Exhibit 32.2

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the annual report of China BAK Battery, Inc. (the "Company") on Form 10-K/A for the period ended September 30, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Tony Shen, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Tony Shen

Tony Shen
Chief Financial Officer

January 5, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **Annual Report Pursuant To Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended: September 30, 2008

☐ **Transition Report Pursuant To Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from ____________ to ____________

Commission File No. 001-32898

China BAK Battery, Inc.
(Name of registrant as specified in its charter)

Nevada *(State or other jurisdiction of incorporation or organization)*	88-0442833 *(I.R.S. Employer Identification No.)*

BAK Industrial Park
No. 1 BAK Street
Kuichong Town, Longgang District
Shenzhen 518119
People's Republic of China
(86-755) 8977-0093
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Name of each exchange on which registered
Common stock, par value $0.001 per share	The NASDAQ Global Market

Securities registered pursuant to Section 12(g) of the Exchange Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐ Accelerated Filer ☒
Non-Accelerated Filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

Yes ☐ No ☒

The aggregate market value of the 32,701,783 shares of voting and non-voting common equity stock held by non-affiliates of the registrant was $123.3 million as of March 31, 2008, the last business day of the registrant's most recently completed second fiscal quarter, based on the last sale price of the registrant's common stock on such date of $3.77 per share, as reported by The NASDAQ Stock Market, Inc.

There were a total of 57,680,231 shares of the registrant's common stock outstanding as of December 11, 2008.

Documents Incorporated by Reference:

None

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

Introductory Comment—Terminology

Throughout this Annual Report on Form 10-K, or this Report, the terms "we," "us" or "our" refers to China BAK Battery, Inc. and its subsidiaries on a consolidated basis; "BAK International" refers to our Hong Kong subsidiary, BAK International Limited; "BAK Tianjin" refers to our PRC subsidiary, BAK International (Tianjin) Ltd.; "Shenzhen BAK" refers to our PRC subsidiary, Shenzhen BAK Battery Co., Ltd.; "BAK Electronics" refers to our PRC subsidiary, BAK Electronics (Shenzhen) Co., Ltd.; "BAK Canada" refers to our Canadian subsidiary, BAK Battery Canada Ltd.; "BAK Europe" refers to our German subsidiary, BAK Europe GmbH; "BAK India" refers to our Indian subsidiary, BAK Telecom India Private Limited; "China" or "PRC" refers to the People's Republic of China, excluding for the purposes of this Report only, Taiwan, Hong Kong and Macau; "RMB" or "Renminbi" refers to the legal currency of China; and "$" or "U.S. dollars" refers to the legal currency of the United States of America.

Introductory Comment—Forward-Looking Statements

Statements contained in this Report include "forward-looking statements" within the meaning of such term in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause actual financial or operating results, performances or achievements expressed or implied by such forward-looking statements not to occur or be realized. Forward-looking statements made in this Report generally are based on our best estimates of future results, performances or achievements, predicated upon current conditions and the most recent results of the companies involved and their respective industries. Forward-looking statements may be identified by the use of forward-looking terminology such as "may," "will," "could," "should," "project," "expect," "believe," "estimate," "anticipate," "intend," "continue," "potential," "opportunity" or similar terms, variations of those terms or the negative of those terms or other variations of those terms or comparable words or expressions. Potential risks and uncertainties include, among other things, such factors as:

- our anticipated growth strategies and our ability to manage the expansion of our business operations effectively;
- our future business development, results of operations and financial condition;
- our ability to fund our operations and manage our substantial short-term indebtedness;
- our ability to maintain or increase our market share in the competitive markets in which we do business;
- our limited operating history in developing, manufacturing and selling of lithium-based rechargeable battery cells;
- our ability to keep up with rapidly changing technologies and evolving industry standards, including our ability to achieve technological advances;
- our dependence on the growth in demand for the portable electronic devices that are powered by our products;
- our ability to diversify our product offering and capture new market opportunities;
- our ability to obtain original equipment manufacturer ("OEM") qualifications from brand names;
- our ability to source our needs for skilled labor, machinery and raw materials economically;
- our ability to secure raw materials in the future and to manage the costs of raw materials or to secure alternative or substitute raw materials;
- uncertainties with respect to the PRC legal and regulatory environment;
- our ability to remediate any material weaknesses in our internal control over financial reporting;
- our ability to maintain cost leadership;

- our ability to obtain property ownership rights to our facilities;

- other risks identified in this Report and in our other reports filed with the U.S. Securities and Exchange Commission (the "SEC").

Additional disclosures regarding factors that could cause our results and performance to differ from results or performance anticipated by this Report are discussed in Item 1A. "Risk Factors." Readers are urged to carefully review and consider the various disclosures made by us in this Report and our other filings with the SEC. These reports attempt to advise interested parties of the risks and factors that may affect our business, financial condition and results of operations and prospects. The forward-looking statements made in this Report speak only as of the date hereof and we disclaim any obligation to provide updates, revisions or amendments to any forward-looking statements to reflect changes in our expectations or future events.

We file annual, quarterly and other reports, proxy statements and other information with the SEC. You may obtain and copy any document we file with the SEC at the SEC's public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the SEC's public reference facilities by calling the SEC at 1-800-SEC-0330. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC at its principal office at 100 F Street, NE, Room 1580, Washington, D.C. 20549-1004. The SEC maintains an Internet website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our SEC filings, including exhibits filed therewith, are accessible through the Internet at that website.

You may also request a copy of our SEC filings, at no cost to you, by writing or telephoning us at: BAK Industrial Park, No. 1 BAK Street, Kuichong Town, Longgang District, Shenzhen, People's Republic of China, attention Corporate Secretary, telephone 011 (86-755) 8977-0093. We will not send exhibits to the documents, unless the exhibits are specifically requested and you pay our fee for duplication and delivery.

PART I

ITEM 1. BUSINESS.

Overview

We are one of the largest manufacturers of rechargeable lithium-based battery cells in the world, as measured by production output. We produce battery cells that are the principal component of rechargeable batteries commonly used to power the following applications:

- cellular phones—customer segments include OEM customers and replacement battery manufacturers;

- notebook computers;

- portable consumer electronics, such as digital cameras, portable media players, portable gaming devices and personal digital assistants, or PDAs; and

- other applications, such as cordless power tools, mining lamps, light electric vehicles, and hybrid electric vehicles.

Our products are packed into batteries by third-party battery pack manufacturers in accordance with the specifications of manufacturers of portable electronic applications. We believe that our proprietary technologies allow us to offer battery cells that are flexibly configured, lightweight, powerful and safe. We conduct all of our operations in China, in close proximity to China's electronics manufacturing base and its rapidly growing market. Our access to China's supply of low-cost skilled labor, raw materials, machinery and facilities enables us to price our products competitively in an increasingly price-sensitive market. In addition, we have automated key stages of our manufacturing process to be able to produce high-quality battery cells that consistently meet the stringent requirements of our customers.

Historically, we have primarily manufactured prismatic lithium-ion cells for the cellular phone replacement battery market and OEM market. Our prismatic cells are targeted at the PRC replacement market, where cellular phone batteries produced by independent battery manufacturers are purchased for use in second-hand cellular phones or as back-up batteries, and are primarily comprised of steel-case cells. We also operate in the cellular phone battery OEM market, where we sell aluminum-steel cells for incorporation into branded batteries that are included in new cellular phones or are sold as replacement batteries. We have successfully established ourselves as a major competitor in the PRC domestic OEM market and leading brand names such as Lenovo, ZTE, Wingtech, Foxconn, Konka and Haier have designated us as a cell provider for their branded batteries. At the request of customers that order prismatic battery packs, we also engage pack battery manufacturers to assemble our prismatic cells into batteries for a fee and then sell battery packs to these customers both for the replacement and OEM markets. We intend to leverage the strong technological capabilities we have developed over the years to continue our growth and expand our reach to the global cellular phone OEM market, and have been actively pursuing OEM qualifications from international brand names, such as Nokia and Motorola.

To meet the growing demand for our products and to capture new opportunities, we have expanded our product offerings by adding three new product lines:

- Cylindrical lithium-ion cells for use in notebook computers. We began commercial production of cylindrical cells for notebook computers in June 2006 using our new automated production line. We increased our manufacturing capacity in line with advancements in our manufacturing technology and increases in customer demand. As of September 30, 2008, we had installed and activated our second automated cylindrical cell production line. We also began the installation of our third and fourth automated cylindrical cell production lines, which are expected to be completed in the middle of calendar year 2009. Our batteries have passed all safety, reliability and performance tests by Hewlett-Packard Company ("HP") designated battery pack manufacturers, a significant step in our continuing efforts, pursuant to our non-binding Letter of Intent with HP, to reach a definitive agreement to supply lithium-ion battery cells to HP. During the past fiscal year, we began shipping cylindrical cells to a number of well-known Taiwan-based notebook computer and notebook computer battery companies, including notebook computer battery pack manufacturer Simplo and notebook computer maker, ASUSTek Computer, Inc., by way of third-party pack assembling companies.

- High-power lithium-phosphate cells for use in cordless power tools and other applications. We began commercial production of lithium-phosphate cells at our Shenzhen facility for use in cordless power tools in October 2005, and for mining lamps in March 2007, at which point our lithium-phosphate cells passed certain related governmental safety tests. In December 2006, a new subsidiary, BAK Tianjin, was incorporated to focus on the R&D, manufacturing and distribution of lithium-phosphate cells. We have since shifted all lithium-phosphate cells manufacturing machinery, equipment and personnel from our Shenzhen facility to our Tianjin facility. In October 2008, our Tianjin facility completed construction of its first lithium-phosphate cells production line, and initiated trial production of lithium-phosphate cells. The first shipment of its lithium-phosphate cells will be used in cordless power tools and mining lamps.

  We have also been engaging in the research and development of lithium-phosphate cells for use in light electric vehicles and hybrid electric vehicles, and have been actively seeking market opportunities for such applications.

- Lithium polymer cells for use in ultra-portable electronic devices, such as high-end cellular phones, PDAs, Bluetooth headsets, digital media players and digital audio players. We began commercial production of lithium polymer cells in September 2005. During the past fiscal year, we began shipping polymer cells to a number of well-known companies, including SanDisk Corporation, or SanDisk, BBK Electronic Industry Co., Ltd., or BBK, Changhong Electric Co., Ltd., or Changhong,, and Gionee Communication Equipment Co., Ltd., or Gionee.

Our operations have grown since our inception in August 2001. We generated revenues of $143.8 million, $145.9 million and $245.3 million in the years ended September 30, 2006, 2007 and 2008, respectively, and net income of $20.2 million, $483,000 and net loss of $7.9 million during the same periods, respectively.

Our Industry

The lithium-ion battery was first introduced by Sony Corporation in 1992 and has since become the battery of choice for a wide range of portable consumer electronic applications because of its high energy density, high voltage, compact size, light weight and excellent energy retention characteristics. The advantages of the lithium-based battery over the traditional nickel cadmium and nickel metal hydride batteries have resulted in a significant increase of its share in the global rechargeable battery market. Demand for lithium-based batteries grows in tandem with consumer electronics products powered by lithium-based batteries, such as cellular phones, notebook computers and other portable electronic devices. In addition, as a result of technological advancements in recent years, the lithium-based battery is being used in increasingly more powerful and diverse applications. Lithium-based batteries are now being used in emerging industrial applications such as cordless power tools, mining lamps, hybrid electric vehicles, and light electric vehicles. The lithium-based battery market is dominated by manufacturers located in Japan, South Korea and China. China's battery industry continues to grow and capture market share in the global battery manufacturing industry as both domestic and international battery manufacturers increase their manufacturing presence in the PRC. China has a number of key advantages in battery manufacturing that are expected to continue to drive this growth, including low costs, proximity to the consumer electronics supply chain, proximity to end-users and a developing R&D infrastructure. Chinese manufacturers are becoming increasingly competitive as they have significantly benefited and will continue to benefit from these advantages.

Rechargeable Batteries—Introduction

A battery is a portable electrochemical system that releases stored electrical energy. The battery industry has experienced significant growth in recent years as a result of increased global demand for portable electronic applications. The higher power requirements and small size of these devices have also driven steady progress in battery technology.

The battery industry can be broadly divided into non-rechargeable (or primary) and rechargeable (or secondary) segments. Rechargeable batteries have increased their share of the overall battery market as they have become more cost and time efficient for use over sustained periods. They also help address environmental concerns over disposal of non-rechargeable batteries.

The four mainstream chemistries currently used in rechargeable batteries for portable electronics are nickel cadmium, nickel metal hydride, lithium-ion, and lithium polymer. The characteristics of each of these battery types are as follows:

	Nickel Cadmium	**Nickel Metal Hydride**	**Lithium-Ion**	**Lithium Polymer**
Commercial introduction	1899	1990	1992	1999
Energy Density	Low	Medium	High	High
Max Voltage Per Cell	1.2	1.2	3.6	3.6
Memory Effect	Yes	Minimal	No	No
Environmental Impact	High	Low	Low	Low
Core Application Usage	Toys Lights Power tools Cordless phones	Hybrid vehicles Power tools	Cellular phones Portable consumer electronics[(1)] Notebook Computers Power tools	Small scale portable electronics[(2)] Headsets

(1) Portable consumer electronics include portable media players and portable gaming devices.
(2) Small-scale portable consumer electronics include portable audio players and PDAs.

Lithium-Based Rechargeable Batteries

Lithium in its metal form has long been known to be a highly attractive battery material due to its light weight and high electromagnetic potential. However, as a result of chemical instability, lithium metal batteries have not been commercially developed. Instead, various lithium-based compounds have been introduced. As portable electronic devices integrate enhanced multi-media features while remaining compact and light-weight, they require improved battery performance at reduced size and weight. Rechargeable lithium-based battery cells, compared to rechargeable battery cells based on nickel cadmium or nickel metal hydride chemistries, have a higher energy density, meaning a greater energy capacity relative to a given battery cell's weight and size. Furthermore, lithium-based battery cells are able to generate approximately three times the voltage of nickel-based cells, thereby reducing the number of cells needed in a battery pack, leading to a reduction in the weight and size of the pack. These characteristics will enable a portable electronic device to integrate more features and operate for a longer time while remaining slim and light, increasing its portability. Lithium-based battery cells also have other favorable characteristics such as no memory effect and a slow loss of charge when not in use. Key sub-categories of lithium-based batteries include:

- ***Lithium-ion.*** Although slightly lower in energy density than lithium metal, lithium-ion is safe and maintains many of the attractive chemical characteristics of lithium. The lithium-ion battery was first developed by Sony Corporation in 1992. Our latest development efforts have been to look at new lithium compounds. Lithium phosphate is a promising example which has recently been put into commercial usage within the cordless power tool market. A lithium-ion battery cell consists of a lithium cobalt positive electrode, a graphite negative electrode, an electrolyte, lithium salt and separators. Both electrodes have a layered structure. When charging, lithium-ions come out from the positive electrode and move to the negative electrode through electrolytes deposited between the layers of the graphite negative electrode. When discharging, the reaction process is reversed.

- ***Lithium Polymer.*** First introduced in 1999, lithium polymer has similar performance to lithium-ion but uses a polymer gel as the electrolyte. This enables a more flexible and smaller form factor, although at higher unit cost. Lithium polymer battery cells share many characteristics of lithium-ion battery cells and provide similar performance. Since lithium polymer cells can be made in a thin and pouch-like case, thereby eliminating the need for a metal container, they offer further reduction in weight and size, as well as, more importantly, flexibility for design and physical configuration. These distinct characteristics have made lithium polymer cells suitable for ultra-thin portable electronic devices, such as high-end cellular phones, Bluetooth headsets and PDAs.

Due to their high energy density and capacity, high voltage, compact size, light weight, lack of memory effect and excellent energy retention characteristics, use of lithium-based batteries has risen significantly in portable electronic products. As the cost/power ratio of lithium-based batteries continues to improve, it is expected that its usage will also extend into other applications.

Key Rechargeable Battery Applications

End-product applications which are driving the demand for rechargeable lithium-based batteries include cellular phones, notebook computers, portable consumer electronics, and cordless power tools. We also expect interest in light electric vehicles and hybrid electric vehicles to increase demand for rechargeable lithium-based batteries substantially.

Cellular phones

Cellular phone battery cells currently use a mixture of nickel metal hydride, lithium-ion and lithium polymer. The trend in newer models is towards lithium-based batteries as they allow for a smaller and more flexible form and longer battery life.

Demand for batteries for cellular phones is driven by two factors. The first is the sales of new cellular phones. An OEM of cellular phones includes a battery with a new cellular phone. There is also a replacement market for cellular phone batteries. Demand in the replacement market is in turn driven by a number of factors. Often a consumer will purchase a second battery to carry as a spare. In addition, lithium-ion batteries have a finite life, so over time consumers will need to purchase a battery to replace the failed battery in their phone. As the number of active cellular phone subscribers increases, the number of replacement batteries sold increases. A market characteristic unique to the Chinese cellular phone market is that cell phones are often sold and resold during their useful life. Over time these cell phones require a replacement battery. Our customers for cellular phone battery cells fall into two segments:

- *OEM*: The OEMs manufacture mobile phone handsets. They purchase batteries to support their production of new cellular phones. They also purchase batteries to serve the replacement market which they sell under their own brand name.

- *Independent Battery Manufacturers*: These third-party manufacturers compete against the OEM for a share of the replacement market. They typically sell their products under their own brand name or a private label.

Notebook computers

Notebook computer sales are forecast to grow further in coming years due to increasingly mobile workforces and the improved power and functionality of notebook computers. Due to their substantial power requirements and larger size relative to other portable electronic devices, notebook computers have in the past typically utilized nickel metal hydride batteries. However, over the last ten years, lithium-based batteries have almost completely replaced nickel metal hydride batteries due to the increasing power of lithium-based batteries and demand for smaller lighter notebook computers. We believe that we are the largest notebook computer battery cell manufacturer in China and that there currently are no other significant Chinese manufacturers in the notebook computer battery market.

Power tools

Power tools such as drills, saws and grinders are used for both commercial and personal use. Due to high power requirements, many power tools have historically used small combustion engines, used heavier nickel metal hydride batteries or relied on external power sources. Manufacturers of power tools, such as Milwaukee, Black & Decker, Bosch, Metabo and Rigid have begun to use lithium-ion technology. The DeWalt division of Black & Decker began marketing a power tool product line that uses nano lithium-phosphate technology in its batteries. This technology has increased the power of these batteries to 36 volts. The market for portable high-powered power tools is rapidly growing and has prompted many users, both commercial and personal, to replace or upgrade their current power tools.

Portable consumer electronics

This category includes digital audio players (such as MP3/MP4 players), digital still cameras, digital video cameras, portable DVD players, PDAs, BlackBerry devices, portable gaming systems and Bluetooth devices. There is a rapid trend to use lithium-based batteries in portable consumer electronics (both rechargeable and non-rechargeable) due to a desire for smaller, longer-lasting devices.

Light electric vehicles and hybrid electric vehicles

Due to such recent trends as renewed concerns relating to the availability and price of oil, increased legal fuel-efficiency requirements and incentives, and heightened interest in environmentally-friendly or "green" technologies, light electric vehicles and hybrid electric vehicles are likely to continue to attract substantial interest from vehicle manufacturers and consumers. Light electric vehicles include bicycles, scooters, and motorcycles, with rechargeable electric motors. Due to their relatively small size and light design, approximately 24-150 lithium-phosphate cells can be used to power light electric vehicles. Hybrid electric vehicles include automobiles, trucks, buses, and other vehicles that combine a conventional propulsion system with a rechargeable energy storage system to achieve better fuel economy than conventional vehicles. As these vehicles tend to be large and heavy, their rechargeable energy storage system generally consists of a large quantity of rechargeable lithium-phosphate cells.

Battery Manufacturing in China

China's battery industry has historically focused on lower-end batteries, with Japan and Korea providing the technical innovation and producing higher-end and rechargeable batteries. However, we believe that as the Chinese government continues to support battery makers in terms of financial backing and research, China's R&D and manufacturing capabilities will become more developed.

China's market share of the full breadth of battery production is expected to increase. China has a number of benefits in battery manufacturing which are expected to drive this growth:

- ***Low costs***. Relative to Japan and Korea, China has significantly lower cost of labor as well as easy access to bulk raw materials and land

- ***Proximity to electronics supply chain***. Electronics manufacturing in general continues to shift to China, giving China-based manufacturers a further cost and cycle time advantage

- ***Proximity to end-markets.*** China's domestic market for portable applications such as cellular phones and portable audio-visual equipment continues to grow rapidly. Proximity to end-market further consolidates the cost and cycle time advantages for China manufacturers.

- ***Developing R&D infrastructure.*** China has focused in recent years on building its research, development and engineering skill base in all aspects of higher-end manufacturing, including batteries. For example, lithium-ion and lithium polymer batteries are both part of China's tenth five-year development plan which allocates state resources to provide financial assistance to companies engaged in the business of developing and manufacturing batteries, to fund the research and development of new battery material and to assist patent applications and the protection of intellectual property.

Our Competitive Strengths

We believe that the following competitive strengths enable us to compete effectively in, and to capitalize on the growth of, the global lithium-ion battery market:

Strong focus on lithium-based batteries and core competency in lithium-ion battery technology

Since our inception in August 2001, we have focused on the research, development and manufacture of lithium-based battery cells. Through this experience, we have been exposed to a rapidly growing market and have developed a core competency in lithium-ion battery technology that we believe enables us to enhance our product quality, reduce cost and keep up with evolving industry standards. Our cells are used in branded cellular phone batteries of companies such as Lenovo and Haier, a testament to our competency in core technologies. Although our production to date has been largely for cellular phone prismatic batteries, we have also been able to develop other lithium-based battery cells, such as lithium-ion cylindrical cells, lithium-phosphate cells and lithium polymer cells, to capture new market opportunities, such as those for notebook computers and cordless power tools. As of September 30, 2008, we had 281 patents registered in the PRC relating to battery cell materials, design and manufacturing process, and also had 571 pending patent applications filed in the PRC and 100 in other countries.

Strong R&D capabilities

We place a strong emphasis on R&D, particularly on technological innovation and the development of new battery cell materials and products. We have established a dedicated R&D center with what we believe to be the most advanced equipment in China. Our R&D team consists of 210 researchers and scientists, led by Dr. Huanyu Mao, our chief operating officer and chief technology officer, who has pioneered, and is a veteran of, the lithium-ion industry since its commercialization in 1992. Dr. Mao was the inventor under seven U.S. patents related to lithium-ion technology. In December 2006, we also established a wholly-owned subsidiary, BAK Canada, to focus on the research and development of lithium-ion batteries, which comprises a group of experts led by Mr. Kenneth G. Broom, our vice president of International OEM Business, who brings 24 years' li-ion battery industry working experience.

As an example of our R&D efforts in battery cell materials, we have successfully developed the technology to use substitute materials to reduce the amount of lithium cobalt dioxide used in the manufacture of lithium-based cells. Lithium cobalt dioxide is the most expensive ingredient currently required to make lithium-based cells because cobalt is not renewable.

Economies of scale

We are one of the largest manufacturers of lithium-ion battery cells in the world, as measured by production output. As of September 30, 2008, our production capacity reached approximately 27 million units of battery cells per month. We believe our economies of scale have made us a preferred customer for our suppliers, enabling us to compete effectively in an increasingly price-sensitive market through (i) a higher bargaining power to secure a supply of materials and equipment at a lower cost, and (ii) a larger base for spreading out our fixed-costs.

China-based, low-cost manufacturing model

We conduct all of our manufacturing activities in Shenzhen, China. Our access to China's abundant supply of skilled and low-cost labor, as well as our ability to source raw materials, equipment, land and manufacturing facilities locally and economically, has considerably lowered our operating cost and expenses as a percentage of revenues. Because our products are not subject to any customs duty as compared to those imported from our Japanese and Korean competitors, we believe we enjoy a cost advantage in the domestic market for customers in China's electronics manufacturing base.

Optimal use of automation in production process

We selectively use automation in our manufacturing process to ensure high uniformity and precision in our products while maintaining our cost-competitive advantage. As a fully automated production line is very expensive, we tailor our semi-automated solution based on stages of the manufacturing process and product attributes. We use automated machinery in key stages of the manufacturing process while using manual labor for other stages to take advantage of the availability of low-cost, skilled labor in China. We believe this considerably reduces our capital expenditure requirements. For example, we use automated machinery in manufacturing our cylindrical battery cells because cylindrical battery cells designed for use in notebook computers require higher uniformity and precision that only can be achieved by use of automation.

Experienced management team with proven technology and operational record

We have an experienced management team. Mr. Xiangqian Li, our president and chief executive officer and the chairman of our board, has extensive experience in the battery industry. Mr. Li has been instrumental in helping us achieve our current market position. Dr. Huanyu Mao, our chief operating officer and chief technology officer, is a pioneer in lithium-ion battery technology since the introduction of lithium-ion batteries in 1992 and was the inventor under seven U.S. patents related to lithium-ion technology. He has led our in-house R&D team in making significant progress in technology innovations and improvements, product development, and optimizing the use of battery cell materials.

Our Strategy

We believe we are well positioned to take advantage of the opportunities presented by growing market demand for rechargeable lithium-based batteries. Our goal is to build on our existing strengths to become a global leader in the development and manufacturing of lithium-based battery cells for leading end-application manufacturers. We intend to achieve this objective by pursuing the following strategies:

Enhance leading-edge technology through continual innovation

We intend to continue committing substantial resources to R&D in order to improve our technologies, develop new products and optimize the use of new battery cell materials. In particular, our R&D efforts will focus on the following:

- developing more advanced technologies to increase our productivity and efficiency in the manufacturing process and reduce the per unit cost of production;

- developing and commercializing cost-effective and easily available substitute materials for existing raw materials that are more expensive and in unstable supply;

- enhancing our product quality, reliability and features to satisfy stringent OEM requirements of leading end-application manufacturers and to keep abreast of rapidly changing industry standards and evolving market trends; and

- cooperating closely with our partners to improve our technologies and develop new application markets.

Continue our cost leadership through yield improvements and refining our manufacturing process

We believe that cost-effectiveness will be critical to our future success in an increasingly price-sensitive market. We intend to achieve greater economies of scale by expanding our production capacity. We will also focus on enhancing our yields by reducing our defect ratio through continual worker training and strict raw material quality control, and refining our semi-automated manufacturing process. We intend to increase our productivity and efficiency in the manufacturing process and reduce the per unit cost of production through the use of advanced technologies. We also will focus on continuing our development and commercialization of batteries that utilize cost-effective and easily available substitute materials for expensive raw materials.

Expand our customer base and develop new application markets

We intend to penetrate into new application markets, as well as capture a greater market share in our existing markets.

OEM cellular phones. We are already the market leader in China's cellular phone replacement battery market. We have also successfully penetrated into the domestic cellular phone OEM market by becoming a designated battery cell supplier for leading local cellular phone brand owners, such as Lenovo, ZTE, Wingtech, Foxconn, Konka and Haier. We have been implementing a strategic transition from the replacement market to the OEM market. We are currently actively pursuing OEM qualifications from international brand owners such as Nokia and Motorola.

Notebook computers. In April 2006, we began trial production of cylindrical battery cells used in notebook computers for a few battery pack manufacturers and began commercial production of cylindrical cells in June 2006. We are actively pursuing OEM qualification with leading global brand names and leading notebook computer battery manufacturers. Our batteries have passed all safety, reliability and performance tests by HP-designated battery pack manufacturers, a significant step in our continuing efforts, pursuant to our non-binding Letter of Intent with HP, to reach a definitive agreement to supply lithium-ion battery cells to HP. During the past fiscal year, we began shipping cylindrical cells to a number of well-known Taiwan-based notebook computer and notebook computer battery companies, including notebook computer battery manufacturer Simplo and notebook computer maker ASUSTek Computer, Inc.

Cordless power tools, light electric vehicles, hybrid electric vehicles, and other lithium-phosphate cell applications. We began commercial production of lithium-phosphate cells at our Shenzhen facility for use in cordless power tools in October 2005, and for mining lamps in March 2007, at which point our lithium-phosphate cells passed certain related safety tests set by the Quality Supervision and Testing Center of Chemical and Physical Power Sources of the PRC's Ministry of Information Industry. In December 2006, a new subsidiary, BAK Tianjin, was incorporated to focus on the R&D, manufacturing and distribution of lithium-phosphate cells. We have since shifted all lithium-phosphate cells manufacturing machinery, equipment and personnel from our Shenzhen facility to our Tianjin facility. In October 2008, our Tianjin facility completed construction of its first lithium-phosphate cells production line, and initiated trial production of lithium-phosphate cells. The first shipment of its lithium-phosphate cells will be used in cordless power tools and mining lamps.

We have also been engaging in the research and development of lithium-phosphate cells for use in light electric vehicles and hybrid electric vehicles, and have been actively seeking market opportunities for such applications.

Ultra-portable electronic devices. In September 2005, we began commercial production of lithium polymer cells for use in ultra-portable electronic devices, such as high-end cellular phones, Bluetooth headsets, digital media players and digital audio players. During the past fiscal year, we began shipping polymer cells to a number of well-known companies, including SanDisk for use in its flash memory data storage products, BBK for use in its learning products, and Changhong and Gionee for use in their cellular phones. We are actively seeking other market opportunities for our lithium polymer cells as to these devices.

Increase manufacturing capacity by leveraging our existing infrastructure, access to low-cost local resources and proximity to the electronics supply chain and electronics manufacturing base

We intend to capitalize on robust growing demands for lithium-based batteries by leveraging our access to low-cost local resources and our proximity to the electronics supply chain and manufacturing base to further expand our manufacturing capacity. As of September 30, 2008, we had completed approximately 140,000 square meters of manufacturing facilities. To meet strong market demand as well as to capture new application markets, we plan to significantly increase our daily production output of cylindrical cells for notebook computers, high-power lithium-phosphate cells for cordless power tools, and lithium polymer cells for high-end electronic devices such as ultra-thin and light cellular phones and Bluetooth headsets. We intend to increase our production output of aluminum-case cells for the cellular phone battery OEM market.

Our Corporate Structure and Information

We were incorporated in Nevada on October 4, 1999. On January 20, 2005, we completed a share exchange with the stockholders of BAK International, a Hong Kong company, pursuant to which we acquired 100% of BAK International and in exchange, issued our common stock to these stockholders representing 97.2% of our then post-issuance share capital. BAK

International was a holding company that owned a 100% PRC operating subsidiary, Shenzhen BAK. On February 14, 2005, we merged with our wholly-owned subsidiary, China BAK Battery, Inc., which was incorporated on February 1, 2005. We are the surviving entity of this merger. On that date we also changed our name from "Medina Coffee, Inc." to our current name, "China BAK Battery, Inc." We accounted for this share exchange as a reverse acquisition and succeeded to and are considered to be a continuation of Shenzhen BAK's operations and financial statements. We conduct our current business through the following three wholly-owned operating subsidiaries in China that we own through BAK International:

- Shenzhen BAK, located in Shenzhen, China, incorporated in August 2001, which focuses on the development and manufacture of prismatic cells and cylindrical cells;

- BAK Electronics located in Shenzhen, China, incorporated in August 2005, which focuses on the development and manufacture of lithium polymer cells; and

- BAK Tianjin, located in Tianjin, China, incorporated in December 2006, which focuses on the development and manufacture of lithium-phosphate cells.

In addition, BAK Canada, a wholly-owned subsidiary of BAK International, was incorporated in Canada in December 2006 to advance our R&D of lithium-ion batteries. In November 2007, BAK Europe, a wholly-owned subsidiary of Shenzhen BAK was established in Germany, which focuses on the sales and after-sales services of lithium-ion battery cells. In August 2008, BAK India, a wholly-owned subsidiary of BAK International, was incorporated in India to advance the sales and after-sales services of lithium-ion battery cells.

Our principal executive offices are located at BAK Industrial Park, No. 1 BAK Street, Kuichong Town, Longgang District, Shenzhen, 518119, People's Republic of China. Our telephone number there is (86-755) 8977-0093.

All inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website address is www.bak.com.cn. The information contained on our website does not form part of this Report.

Our Products

We develop and manufacture various types of lithium-based rechargeable battery cells, which are the key component of lithium-based batteries used in a wide range of portable electronic applications. Since lithium-based batteries were first commercialized in the early 1990s, they have become the battery of choice for portable electronic devices because of their unique and favorable characteristics. The following table provides a summary of our battery cell offerings and their corresponding end applications:

Battery Cell Type	End applications*
Prismatic (steel-case or aluminum case)	Cellular phone [1] Camcorder [2] MP3/MP4 player [1-2] Digital camera [1] Digital video camera [2-4] PDA [1-2] BlackBerry [1]
Cylindrical	Cylindrical Notebook computer [6-8] Digital camera [1] Portable DVD player [4] Camcorder [2] Portable gaming system [1-6]

Battery Cell Type	End applications*
Lithium polymer	Cellular phone [1] MP3/MP4 player [1] Digital camera [2] Bluetooth headset [1]
High-power lithium-phosphate	Cordless power tool [4-8] Mining lamp [6-10] Light electric vehicle [24-150] Hybrid electric vehicle [500]

* Bracketed numbers denote number of cells per particular battery.

Historically, we have derived most of our revenues from prismatic cells. As we expand our production capacity and add new product lines in response to evolving market demands, we have derived and will continue to derive an increasingly greater portion of our revenues from our new product lines. The following table sets forth the breakdown of our net revenues by battery cell type for the periods indicated.

	Year ended September 30,					
	2008		2007		2006	
	(in thousands, except percentages)					
Prismatic cells						
Steel-case cells	29,300	11.9%	34,869	23.9%	64,299	44.7%
Aluminum-case cells	130,110	53.0%	69,916	47.9%	49,514	34.4%
Battery packs	25,500	10.4%	11,798	8.1%	9,843	6.8%
Cylindrical cells	42,567	17.4%	3,422	2.4%	608	0.4%
High-power lithium-phosphate cells	-	-	20,562	14.1%	18,537	12.9%
Lithium polymer cells	17,871	7.3%	5,294	3.6%	1,028	0.8%
Total	245,348	100%	145,861	100%	143,829	100%

Our lithium-ion battery cells can be classified into two types based on their structure. Prismatic cells are rectangular in shape and are commonly used in cellular phones and digital cameras. Cylindrical cells are tubular in shape and commonly used in notebook computers, portable DVD players, digital cameras, and camcorders. The following pictures depict our standard prismatic cells and cylindrical cells.


BAK BATTERY
Prismatic cells


Cylindrical cells

Prismatic Cells

Prismatic cells, including aluminum-case cells and steel-case cells, contribute to a major portion of our revenue. We initially developed and sold steel-case cells for cellular phone batteries sold in the replacement market. We are currently the largest maker of prismatic cells in China, based on production output. Our prismatic cells are contained in metal casing made of either steel or aluminum but are otherwise substantially the same product. Aluminum-case cells generally are more expensive to manufacture and therefore have a higher cost, but they are safer and lighter than steel-case cells, so they are suited for use in batteries included in OEM cellular phones. To facilitate our transition from the replacement market to the OEM market, and to capitalize on the greater demand and benefits of aluminum-case cells, including higher selling price and gross margin, we have gradually increased the percentage of aluminum-case cells in the production of our prismatic cells and expect to phase out entirely steel-case cell production . At the request of customers that order prismatic battery packs, we also engage battery pack manufacturers to assemble our prismatic cells into batteries for a fee and then sell battery packs to these customers both for the replacement and OEM markets.

Cylindrical Cells

Cylindrical cells are generally used for notebook computers, portable DVD players, digital cameras, and camcorders. We target our cylindrical cells for the notebook computer market. One notebook computer battery typically contains at least a group of six cylindrical cells working together in a coordinated manner, so the failure of only one cell will affect the performance of the entire battery. Accordingly, cylindrical cells for notebook computers require a higher uniformity than prismatic cells. We had previously produced a small number of cylindrical cells for batteries of portable DVD players. In 2003, we commenced R&D of cylindrical cells designed for notebook computers and in April 2006, we began trial production of a small volume of cylindrical cells. We began commercial production of cylindrical cells in June 2006. We are actively pursuing OEM business opportunities. Our batteries have passed all safety, reliability and performance tests by HP-designated battery pack manufacturers, a significant step in our continuing efforts, pursuant to our non-binding Letter of Intent with HP, to reach a definitive agreement to supply lithium ion battery cells to HP. During the past fiscal year, we began shipping cylindrical cells to a number of well-known Taiwan-based notebook computer and notebook computer battery companies, including notebook computer battery pack manufacturer Simplo and notebook computer maker, ASUSTek Computer, Inc, by way of arrangements with third-party battery pack-assembling companies.

High-power Lithium-phosphate Cells

The use of new materials have enabled the configuration of high-power lithium-phosphate cells to contain much higher energy density and higher voltage and have a longer life cycle and shorter charge time than other types of lithium-based batteries. These special attributes, coupled with intrinsic safety features, are suitable for batteries used for cordless power tools and other high-power applications. In the first quarter of calendar 2006, we made our first shipment of high-power lithium-phosphate battery cells pursuant to a manufacturing agreement entered into by and between Shenzhen BAK and A123 Systems, Inc., or A123Systems. Following the termination of our agreement with A123Systems on August 30, 2007, we have been researching and developing power tool batteries. In December 2006, a new subsidiary, BAK Tianjin, was incorporated to focus on the R&D, manufacturing and distribution of high-power lithium-phosphate cells. In October 2008, it completed construction of its first lithium-phosphate cells production line, and initiated trial production of lithium-phosphate cells. It is expected to start shipment of lithium-phosphate cells for use in cordless power tools at the end of calendar year 2008.

We started supplying lithium-phosphate cells for use in mining lamps after passing certain related governmental safety tests in March 2007. We have also been engaging in the research and development of lithium-phosphate cells for use in light electric vehicles and hybrid electric vehicles, and have been actively seeking market opportunities for such applications.

Lithium Polymer Cells

In September 2005, we began producing and shipping lithium polymer battery cells. Our lithium polymer cells do not have a hard metal casing but rather a flexible, pouch-like container, thereby enabling flexible designs and customizations. Lithium polymer cells have expanded our reach to high-end cellular phones, Bluetooth headsets and PDAs such as iPod and BlackBerry devices, and will also allow us to capture the growth opportunities presented by new electronic applications. In the past fiscal year, we began shipping polymer cells to a number of well-known companies, such as SanDisk for use in its flash memory data storage products, and BBK for use in its learning products, and Changhong and Gionee for use in their cellular phones.

Quality Assurance

We enforce strict quality assurance procedures throughout all stages of the manufacturing process. We have four levels of controls to monitor and maintain our product quality: design controls, process controls, material inflow controls and output controls. Our design controls ensure that there are no defects in the design and structure of the products we decide to produce.

Our process controls consist of a 15-point check system from the beginning through the end of our production process. Our material inflow controls assure that we obtain our raw materials at a consistent level of quality. Our output controls test for capacity, voltage, visual defects and internal resistance. We believe these four levels of controls are essential to our quality control. We also provide ongoing training to our employees to ensure effective application of our quality assurance procedures.

We monitor quality and reliability in accordance with the requirements of QSR, or Quality System Review, and ISO9001 systems. We have received European Union's CE attestation, UL authentication, and ISO 9001:2000 certification, a quality management system certification. We have passed stringent quality reviews and thus obtained OEM qualifications from various domestic cellular phone brand names. With our strong technological capabilities and use of automated equipment for core aspects of the manufacturing process, we believe our product quality, in certain key aspects, meets or even exceeds international industry standards.

Manufacturing

Manufacturing of battery cells is a technologically complicated and capital-intensive process, requiring coordinated use of machinery and raw materials at various stages of manufacturing. The primary raw materials used in production of battery cells include electrode materials, electrolytes, foils, cases and caps and separators.

The electrodes are manufactured using active materials, conductive agents and binder which are mixed with liquid. These mixtures are then uniformly coated onto the thin metal foil, then after drying, the electrodes are cut down to the designated sizes.

The positive electrode and negative electrode are then wound together with a separator and inserted into a can, and electrolyte is filled. The sealing completes the battery cell assembly.

The diagrams below illustrate the structure of prismatic cells and cylindrical cells.


Separator
Case
Positive
Negative

Prismatic Cell


Case
Insulator
Negative

Cylindrical Cell

Prior to shipping battery cells to our customers, the battery cells will undergo an aging process, and thorough inspections to ensure the cells meet high quality control standards.

Since August 2004, we have been implementing the TPM, or Total Productive Maintenance, program, which involves a newly defined concept for maintaining plants and equipment. The goal of the TPM program is to markedly increase production while, at the same time, increasing employee morale and job satisfaction. Since November 2005, we also began implementing the 5S Philosophy developed in Japan. Based on Japanese words that begin with the letter "S," the 5S Philosophy focuses on effective work place organization and standardized work procedures. 5S is intended to simplify our work environment, reduce waste and non-value activity while improving quality efficiency and safety.

A simplified manufacturing process is illustrated below:


Manufacture electrodes
Wind electrodes around separator
Assemble materials into casing
Fill in electrolyte
Seal casing via welding
Test / age
Package

These cells are then integrated into packages which are customized into a wide variety of configurations to interface with different electronic devices.

We have adopted a semi-automated manufacturing process. We use fully automated machinery to process key aspects of the manufacturing process to ensure high uniformity and precision, while leaving the non-key aspects of the manufacturing process to manual labor. For example, we have an automated production line to manufacture our cylindrical cells used for notebook computer batteries to ensure a high level of uniformity and precision. We intend to further improve our automated production lines. As we have easy access to an ample supply of low-cost skilled labor, we believe our unique semi-automated manufacturing process will enable us to achieve desired cost-competitiveness by substantially lowering our manufacturing cost without compromising our product quality and uniformity.

For the last few years, we have been expanding our manufacturing capacity to meet the growing market demand for battery products. As the increasingly intense competition in our industry has driven down the per unit profit margins of our products, we strive to continue investing heavily in our manufacturing infrastructure to further increase our manufacturing capacity, enabling us to lower the per unit cost of our products and thereby maintaining our expected level of profitability as a whole.

Suppliers

We have built a comprehensive supply chain of materials and equipment. The primary raw materials used in manufacturing of lithium-ion batteries include electrode materials, cases and caps, foils, electrolyte and separator. Cost of these raw materials is a key factor in pricing our products. We believe that there is an ample supply of most of the raw materials we need in China. We are seeking to identify alternative raw material suppliers to the extent there are viable alternatives and to expand our use of alternative raw materials. We have also restructured our operations in an effort to streamline corporate resources and improve internal efficiency, with a particular focus on manufacturing and sales. To ensure the quality of our suppliers, we use only those suppliers who have demonstrated quality control and reliability.

We invite our suppliers to attend meetings we convene and organize to promote our relationships. We aim to maintain multiple supply sources for each of our key raw materials to ensure that supply problems with any one supplier will not materially disrupt our operations. In addition, we strive to develop strategic relationships with new suppliers to secure a stable supply of materials and introduce competition in our supply chain, thereby increasing our ability to negotiate a better pricing and reducing our exposure to possible price fluctuations.

Our economies of scale enable us to purchase materials in large volumes, offering us leverage to secure better pricing, and to a lesser degree, increasing the extent to which our suppliers rely on our purchase orders. We believe this relationship of mutual reliance will enable us to reduce our exposure to possible price fluctuations. For example, we have entered into a volume purchase agreement with some of our major suppliers, such as CITIC Guoan, from whom we purchase cathode material and lithium cobalt dioxide, one of the key materials for battery cells.

As of September 30, 2008, our key raw material suppliers were as follows:

Materials	Main Suppliers
Case and caps	Shenzhen Tongli High-tech Co., Ltd., Shenzhen Dongri Technology Industry Co., Ltd.
Cathode materials	CITIC Guoan, Hunan Reshine New Material Ltd.
Anode materials	Qingdao Dahua, BTR Energy Materials Co., Ltd., Ningbo Shanshan New Material Technology Co., Ltd.
Aluminum foil	Aluminum Corporation of America, Shanghai
Copper foil	Huizhou United Copper Foil
Electrolyte	Zhangjiagang Guotai-Huarong New Chemical Materials Co., Ltd., Tianjin Jinniu Electric Source Material Co., Ltd., Dongwan Shanshan Battery Material Co., Ltd.
Separator	Systems Corporation

We source our manufacturing equipment both locally and from overseas, based on consideration of their cost and function. As of September 30, 2008, we purchased our key equipment from the following suppliers:

Instruments	Main Suppliers
Coating machine	Hirano Tecseed Co., Ltd.
Mixer	Systems corporation
Press machine	SevenStar Huachuang; Innovative Machine Corporation
Ultrasonic spot welding machine	Zhenjiang Tianhua Machinery and Electrical Co., Ltd.
Laser seam welder	Wuhan Chutian Laser Group
Vacuum oven	Jiangsu Wujiang Songling
Winding machine	Kaido Manufacturing Co., Ltd.
Slitting machine	Nishimura Mfg. Co., Ltd.
Electrolyte filling	BAK (internally developed) / Canon Machinery Corporation, Haibar Systems Ltd.

Instruments	Main Suppliers
machine	
Aging equipment	Guangzhou Qingtian Industrial Co., Ltd., Hangzhou Hangke
Testing and sorting equipment	Guangzhou Qingtian Industrial Co., Ltd., Hangzhou Hangke, Shenzhen Liuyu Electronics Co., Ltd.

Customers

Prismatic Cells. Our customers for prismatic cells used for cellular phones in the OEM market and replacement market are local leading battery pack manufacturers, including:

- SCUD (Fujian) Electronics Co., Ltd.
- Shenzhen Chaolitong Electronics Co., Ltd.
- Shenzhen Hailutong Electronics Co., Ltd.
- Huizhou Desay Battery Co., Ltd.
- Shenzhen Weiliwang Electronics Co., Ltd.

We primarily sell our prismatic cells used for the OEM market in two ways. On most occasions, we sell our prismatic cells to battery pack manufacturers certified by cellular phone brand owners, which will pack our cells into branded batteries and sell them to the brand owner. Cellular phone brand owners also may directly place orders with us. In such a case, we engage a pack manufacturer to assemble our prismatic cells into batteries for a fee, and then arrange to deliver the batteries to the OEM brand owners.

Cylindrical Cells. We are a mass producer of cylindrical cells used for notebook computers. During the past fiscal year, we began shipping cylindrical cells to a number of well-known Taiwan-based notebook computer and notebook computer battery companies, including notebook computer battery pack manufacturer Simplo and notebook computer maker ASUSTek Computer, Inc by way of our arrangements with pack assembling companies. We are actively pursuing OEM qualifications with leading notebook computer manufacturers, including HP.

High-power Lithium-phosphate. We began commercial production of lithium-phosphate cells in October 2005 for use in cordless power tools. In December 2006, a new subsidiary, BAK Tianjin, was incorporated to focus on the R&D, manufacturing and distribution of high-power lithium-phosphate cells. In October 2008, construction of its first high-power, lithium-phosphate cells production line was completed and it commenced trial production. It is expected to start shipment for use in cordless power tools at the end of calendar year 2008. Currently, we are actively seeking other market opportunities for our high-power lithium-phosphate cells, including mining lamps, hybrid electric vehicles, and light electric vehicles.

Lithium Polymer. Orders we received for lithium polymer cells tend to be small in quantity, but vary in specifications based on the attributes of a particular electronic application. We sell our lithium polymer cells to certain pack manufacturers, which pack our cells and sell the final products. We also have the ability to pack our lithium polymer cells into batteries that carry our own trademark. In the past fiscal year, we began shipping polymer cells to a number of well-known companies, such as SanDisk for use in its flash memory data storage products, BBK for use in its learning products, and Changhong and Gionee for use in their cellular phones.

We sell our products domestically and internationally. The following table sets forth certain information relating to our total revenues by location of our customers for the periods indicated.

	Year ended September 30,

	2008		2007		2006	
	(in thousands, except percentages)					
PRC Mainland	175,302	71.5%	105,567	72.4 %	96,670	67.2 %
Taiwan	41,905	17.0%	7,025	4.8%	4,825	3.4%
India	5,661	2.3%	4,299	2.9%	-	-
United States	75	-[(1)]	20,740	14.2%	18,641	13.0 %
Hong Kong, China	19,956	8.1%	6,418	4.4 %	17,221	12.0 %
Others*	2,449	1.1%	1,812	1.3 %	6,472	4.4%
Total	245,348	100%	145,861	100.0 %	143,829	100 %

(1) Less than 0.1%.

* Includes the Middle East, Italy, Germany, and Turkey.

For our international sales, we sell our products directly to distributors, as well as pack manufacturers in these countries and territories. If we receive orders from distributors for batteries rather than cells, we engage pack manufacturers to assemble our cells into batteries for a fee, and then arrange to deliver the batteries to fulfill the orders.

A small number of prismatic cell customers have historically accounted for a substantial portion of our revenue. In the year ended September 30, 2008, our top five and top ten customers in aggregate contributed to approximately 24.1% and 37.5% of our revenue, respectively. As we expand our product portfolio and target new market segments, our customer composition as well as the identity and concentration of our top customers are expected to change from period to period. Currently, we are actively investigating demand for, and pursuing opportunities in, other product lines, including mining lamps, hybrid electric vehicles, and light electric vehicles.

Sales and Marketing

We have built an extensive sales and service network in China, highlighted by our strong presence in China's economically prosperous coastal regions where we generate a significant portion of our sales. We have representative offices in Beijing, Shanghai, Guangzhou, and Taiwan, targeting our key customers. Our marketing department at headquarters is responsible for our marketing efforts in the PRC, and our sales staff in these representative offices conducts sales and provides post-sales services to brand owners and pack manufacturers in each designated area. We offer different price incentives to encourage large-volume and long-term customers. We have established subsidiaries in Germany and India, where our sales representatives market and sell our products and also provide after-sale services. In August 2008, we hired North America sales representatives based in Austin, Texas and Vancouver, British Columbia to better serve the North America market by bringing us into closer communications with our customers and prospects in the United States and Canada. We aim to add additional representative offices in the Middle East and Korea. As we expand our business, our sales and marketing staff has increased to more than one hundred, most of whom are professional salespersons and technicians.

Our sales staff works closely with our customers to understand their needs and provide feedback to us so that we can better address their needs and improve the quality and features of our products.

We engage in marketing activities such as attending industry-specific conferences and exhibitions to promote our products and brand name. We also advertise in industry journals and magazines and through the Internet to market our products. For example, in March 2008, we participated in information and communication technology exhibitions in Hanover, Germany, and in June 2008, we participated in the "2008 Tianjin International Cellular Phone Industry Exhibition," the largest cellular phone exhibition in China. We believe these activities are conducive in promoting our products and brand name among key industry participants.

Competition

We face intense competition from battery cell makers in China, as well as in Korea and Japan for each of our product types. The following table sets forth our major competitors based on product type:

Product Type	Competitors	
Prismatic	Japan:	Sanyo Group, Sony Corporation, Matsushita Electric Works, Ltd., NEC Corporation, Hitachi, Ltd.
	Korea:	LG Group, Samsung Electronics Co., Ltd., GS Group
	China:	BYD Company Limited, Tianjin Lishen Battery Joint-Stock Co., Ltd., Harbin Coslight Technology International Group Co., Ltd.
Cylindrical	Japan:	Sanyo Group, Sony Corporation, Matsushita Electric Works
	Korea:	LG Group, Samsung Electronics Co., Ltd.
High-power lithium-phosphate	Japan:	Sanyo Group, Sony Corporation
	Canada:	E-one Moli Energy (Canada) Limited
	China	BYD Company Limited
Lithium polymer	Japan:	Sanyo Group, Sony Corporation
	China:	Amperex Technology Limited

We believe that we are able to leverage our low-cost advantage to compete favorably with our competitors. Compared to Korean and Japanese cell makers, we are able to source our needs for skilled labor and raw materials locally and economically. Our substantially expanded production capacity has translated into greater purchasing power, thereby helping us negotiate lower purchase prices for materials. Furthermore, our strong proprietary technologies and use of a combination of manual labor and automation at the key stages of the manufacturing process enable us to enhance our production efficiency, resulting in further reduction in cost, while ensuring high uniformity and high-quality standards.

Research and Development

We have established an advanced R&D center. To enhance our product quality, reduce cost, and keep up with technological advances and evolving market trends, our R&D center focuses on advancement in technologies relating to new materials and new cells with prospects for use in new end application markets, such as hybrid electric vehicles. For example, we have successfully developed technologies to use cost-effective ingredients to reduce the amount of lithium cobalt dioxide being used in our cells. Lithium cobalt dioxide is the most expensive ingredient currently required to make lithium-based cells because cobalt is not renewable.

Our in-house R&D team consists of 210 researchers and scientists, led by Dr. Mao, our chief operating officer and chief technology officer, who pioneered core technologies in lithium-ion batteries since their introduction in 1992 and was the inventor under seven U.S. patents related to lithium-ion technology. In December 2006, we also established a wholly-owned subsidiary, BAK Canada, to focus on the research and development of lithium-ion batteries. It comprises a group of experts led by Mr. Kenneth G. Broom, our vice president of International OEM Business, who brings 24 years' li-ion battery industry working experience. Our strong R&D capabilities have enabled us to obtain various government-sponsored R&D grants. We have been accredited as a "new and high-technology company" in Shenzhen, entitling us to enjoy preferential tax treatment and other government incentive grants and subsidies. Furthermore, we collaborate with a number of reputable research institutes and science and technology universities in China, allowing us to capitalize on their R&D results economically.

In December 2006, a new subsidiary, BAK Tianjin was incorporated to focus on research and development, manufacturing and distribution of high-power lithium-phosphate cells.

Employees

We had a total of 8,468, 8,616 and 8,200 employees as of September 30, 2006, September 30, 2007 and September 30, 2008, respectively. We have developed a strong company culture that encourages individual thinking and creativity, continual self-improvement and strong commitment to provide high-quality products to our customers.

Facilities

See Item 2. "Properties."

Intellectual Property

We rely on a combination of patents, trade secrets, and employee non-disclosure and confidentiality agreements to protect our intellectual property rights. As of September 30, 2008, we have registered 28 trademarks in the PRC, including BAK in both English and in Chinese characters as well as our logo, and have registered 56 trademarks in the United States, European Union, Korea, Russia, Taiwan and Hong Kong. We have registered the following Internet and WAP domain name: www.bak.com.cn. As of September 30, 2008, we have registered 281 patents in the PRC relating to battery cell materials, design and manufacturing processes, and we had 571 pending patent applications filed in the PRC and 100 in other countries.

We also have unpatented proprietary technologies for our product offerings and key stages of the manufacturing process. Our management and key technical personnel have entered into agreements requiring them to keep confidential all information relating to our customers, methods, business and trade secrets during their terms of employment with us and thereafter and to assign to us their inventions, technologies and designs they develop during their term of employment with us.

We have institutionalized our efforts to safeguard our intellectual property rights by establishing an internal department that includes professionals such as attorneys, engineers, information managers and archives managers responsible for handling matters relating to our intellectual property rights. We have published internally a series of rules to protect our intellectual property rights.

Environmental Compliance

As we conduct our manufacturing activities in China, we are subject to the requirements of PRC environmental laws and regulations on air emission, waste water discharge, solid waste and noise. We aim to comply with environmental laws and regulations and have passed ISO14001 certification for environmental practices. We have built environmental treatment facilities concurrently with construction of our manufacturing facilities, where waste air, waste water and waste solids we generate can be treated in accordance with the relevant requirements. We also outsource disposal of solid waste we generate to a third party contractor. Certain key materials used in manufacturing, such as cobalt dioxide, electrolyte and separators, have proven innocuous to worker's health and safety as well as the environment. We are not subject to any admonitions, penalties, investigations or inquiries imposed by the environmental regulators, nor are we subject to any claims or legal proceedings to which we are named as defendant for violation of any environmental law or regulation. We do not have any reasonable basis to believe that there is any threatened claim, action or legal proceedings against us that would have a material adverse effect on our business, financial condition or results of operations.

PRC Government Regulations

Environmental Regulations

The major environmental regulations applicable to us include the PRC Environmental Protection Law, the PRC Law on the Prevention and Control of Water Pollution and its Implementation Rules, the PRC Law on the Prevention and Control of Air Pollution and its Implementation Rules, the PRC Law on the Prevention and Control of Solid Waste Pollution, and the PRC Law on the Prevention and Control of Noise Pollution.

Patent Protection in China

The PRC's intellectual property protection regime is consistent with those of other modern industrialized countries. The PRC has domestic laws for the protection of rights in copyrights, patents, trademarks and trade secrets. The PRC is also a signatory to most of the world's major intellectual property conventions, including:

- Convention establishing the World Intellectual Property Organization (WIPO Convention) (June 4, 1980);
- Paris Convention for the Protection of Industrial Property (March 19, 1985);
- Patent Cooperation Treaty (January 1, 1994); and
- The Agreement on Trade-Related Aspects of Intellectual Property Rights (TRIPs) (November 11, 2001).

Patents in the PRC are governed by the China Patent Law and its Implementing Regulations, each of which went into effect in 1985. Amended versions of the China Patent Law and its Implementing Regulations came into effect in 2001 and 2003, respectively.

The PRC is signatory to the Paris Convention for the Protection of Industrial Property, in accordance with which any person who has duly filed an application for a patent in one signatory country shall enjoy, for the purposes of filing in the other countries, a right of priority during the period fixed in the convention (12 months for inventions and utility models, and 6 months for industrial designs).

The Patent Law covers three kinds of patents: patents for inventions, utility models and designs respectively. The Chinese patent system adopts the principle of first to file. This means that, where more than one person files a patent application for the same invention, a patent can only be granted to the people who first filed the application. Consistent with international practice, the PRC only allows the patenting of inventions or utility models that possess the characteristics of novelty, inventiveness and practical applicability. For a design to be patentable, it should not be identical with or similar to any design which, before the date of filing, has been publicly disclosed in publications in the country or abroad or has been publicly used in the country, and should not be in conflict with any prior right of another.

PRC law provides that anyone wishing to exploit the patent of another must conclude a written licensing contract with the patent holder and pay the patent holder a fee. One rather broad exception to this, however, is that, where a party possesses the means to exploit a patent but cannot obtain a license from the patent holder on reasonable terms and in a reasonable period of time, the PRC State Intellectual Property Office, or SIPO, is authorized to grant a compulsory license. A compulsory license also can be granted where a national emergency or any extraordinary state of affairs occurs or where the public interest so requires. The patent holder may appeal such decision within three months from receiving notification by filing a suit in a people's court. SIPO, however, has not granted any compulsory license up to now.

PRC law defines patent infringement as the exploitation of a patent without the authorization of the patent holder. A patent holder who believes their patent is being infringed may file a civil suit or file a complaint with a PRC local Intellectual Property Administrative Authority, which may order the infringer to stop the infringing acts. A preliminary injunction may be issued by the People's Court upon the patentee's or the interested parties' request before instituting any legal proceedings or during the proceedings. Evidence preservation and property preservation measures also are available both before and during the litigation. Damages in the case of patent infringement are calculated as either the loss suffered by the patent holder arising from the infringement or the benefit gained by the infringer from the infringement. If it is difficult to ascertain damages in this manner, damages may be reasonably determined in an amount ranging from one to more times of the license fee under a contractual license. The infringing party may also be fined by the Administration of Patent Management in an amount of up to three times the unlawful income earned by such infringing party. If there is no unlawful income so earned, the infringing party may be fined in an amount of up to RMB500,000, or approximately $$67,664.50 as of September 30, 2008.

Tax

Under PRC income tax laws and regulations, before January 1, 2008, a foreign-invested enterprise, or FIE, was generally subject to an enterprise income tax rate of 33.0%, which included a 30% state income tax and a 3.0% local income tax. However, from at least calendar year 2002 through calendar year 2007, an enterprise recognized as a "Manufacturing Enterprise Located in Special Economic Zone" under PRC tax law was entitled to a preferential income tax rate of 15%. Moreover, a foreign-invested manufacturing enterprise, starting from its first profitable calendar year after offset of accumulated taxable losses, was entitled to a two-year exemption from enterprise income tax followed by a three-year 50% reduction in its enterprise income tax rate. An enterprise qualified for such treatment may receive a further tax rate reduction related to the size of qualified capital contributions received. In addition, from at least calendar year 2002 through calendar year 2007, an enterprise qualified as an "advanced technology enterprise" under PRC tax law was also entitled to a 50% reduction of income taxes.

Shenzhen BAK and BAK Electronics are both registered and operate in Shenzhen, the PRC, and are each recognized as "Manufacturing Enterprise Located in Special Economic Zone". As a result, they have been entitled to a preferential enterprise income tax rate of 15%. In accordance with the relevant income tax laws, the profits of Shenzhen BAK and BAK Electronics were fully exempted from income tax for two years from the first profitable calendar year of operations after offset of accumulated taxable losses, followed by a 50% exemption for the immediate next three calendar years ("tax holiday").

The tax holiday of Shenzhen BAK commenced in 2002, the first calendar year in which Shenzhen BAK had assessable profit, and ended on December 31, 2006. In addition, due to our qualified capital contributions to Shenzhen BAK in both 2005 and 2006 and Shenzhen BAK's qualification as an advanced technology enterprise in 2007, Shenzhen BAK was granted a preferential income tax rate of 3.309%, 3.82% and 7.5% for calendar years 2005, 2006 and 2007, respectively. In accordance with the transition period of the new corporate income tax law (the "New CIT Law"), described below, Shenzhen BAK's income tax rate for the calendar years 2008, 2009, 2010 and 2011 is expected to be 18%, 20%, 22%, and 24%, respectively, and starting in calendar year 2012, it is expected to be subject to an income tax rate of 25%.

BAK Electronics, established in August 2005, has been eligible for the same preferential tax treatment previously applicable to Shenzhen BAK and was in the tax holiday and fully exempt from any enterprise income tax for calendar years 2006 and 2007 followed by a three-year 50% reduction in its enterprise income tax rate. In addition, pursuant to the transition period of the New CIT Law, described below, and before considering the above-mentioned 50% reduction, BAK Electronics' income tax rates for calendar years 2008, 2009, 2010, and 2011 are expected to be 18%, 20%, 22%, and 24%, respectively, and starting in calendar year 2012, it is expected to be subject to an income tax rate of 25%. Therefore, BAK Electronics' income tax rate after consideration of its tax holiday is expected to be 9%, 10%, 11%, and 24% for the calendar years 2008, 2009, 2010, and 2011, respectively, and starting in calendar year 2012, it is expected to be subject to an income tax rate of 25%.

Shenzhen BAK and BAK Electronics received in aggregate a tax benefit of $193,403 pursuant to their tax holiday for the fiscal year ended September 30, 2008, or $0.004 per basic share.

BAK Tianjin is currently exempted from any enterprise income tax due to cumulative tax losses.

On March 16, 2007, the National People's Congress of the PRC determined to adopt the New CIT Law. The New CIT Law unifies the application scope, tax rate, tax deduction and preferential policy for both domestic enterprises and FIEs. The New CIT Law became effective on January 1, 2008. According to the New CIT Law, the applicable income tax rate for Shenzhen BAK, BAK Electronics and BAK Tianjin will be 25% after their preferential tax holidays and the transition period have ended. During the transition period, tax rates for subject entities are expected to be 18%, 20%, 22%, and 24% for the calendar years 2008, 2009, 2010, and 2011, respectively, before the application of applicable tax holidays or other tax preferences.

Our Canada subsidiary, BAK Canada, is subject to Canada profits tax at the rate of 38%. However, because it does not have any assessable income derived from or arising in Canada, it has not paid any Canada profits tax.

Our German subsidiary, BAK Europe, is subject to Germany's profits tax at the rate of 25%. However, because it does not have any assessable income derived from or arising in Germany, it has not paid any German profits tax.

Our India subsidiary, BAK India, is subject to India profits tax at the rate of 30%. However, because it does not have any assessable income derived from or arising in India, it has not paid any Indian profits tax.

Our Hong Kong subsidiary, BAK International, is subject to Hong Kong profits tax at the rate of 16.5%. However, because it does not have any assessable income derived from or arising in Hong Kong, it has not paid any Hong Kong profits tax.

Our effective tax rate was 2.9% for the fiscal year ended September 30, 2006, and our effective tax benefit rate was 67.9% and 11.6% for the fiscal years ended September 30, 2007 and 2008, respectively.

Pursuant to the Provisional Regulation of China on Value Added Tax and its implementing rules, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in China are generally required to pay VAT at a rate of 17.0% of the gross sales proceeds received, less any deductible VAT already paid or borne by the taxpayer. Further, when exporting goods, the exporter is entitled to some or all of the refund of VAT that it has already paid or borne. Our imported raw materials that are used for manufacturing export products and are deposited in bonded warehouses are exempt from import VAT.

Foreign Currency Exchange

Under the PRC foreign currency exchange regulations applicable to us, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of Renminbi for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of the PRC State Administration of Foreign Exchange, or SAFE. FIEs may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from the SAFE. Capital investments by FIEs outside of China are also subject to limitations, which include approvals by the Ministry of Commerce, the SAFE and the State Reform and Development Commission.

Dividend Distributions

Under applicable PRC regulations, FIEs in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a FIE in China is required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50.0% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of a FIE has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation.

ITEM 1A. RISK FACTORS.

Risks Related to Our Business

Our limited operating history may not serve as an adequate basis to evaluate our future prospects and results of operations.

We have a limited operating history. We are engaged in the business of developing, manufacturing and sales of lithium-based rechargeable battery cells used for a wide range of portable electronic applications. We were established in Shenzhen, China in August 2001 and commenced operations in June 2002. Our limited operating history may not provide a meaningful basis for an investor to evaluate our business, financial performance and prospects. We may not be able to:

- maintain our leading position in the cellular phone battery replacement market;
- retain existing customers or acquire new customers;
- diversify our revenue sources by successfully developing and selling our products in the global cellular phone OEM market, notebook computer battery market and other markets;
- keep up with evolving industry standards and market developments;
- respond to competitive market conditions;
- maintain adequate control of our expenses;
- manage our relationships with our suppliers;
- attract, train, retain and motivate qualified personnel; or
- protect our proprietary technologies.

If we are unsuccessful in addressing any of these challenges, our business may be materially and adversely affected.

General economic conditions can significantly affect our financial results.

Our financial results can be significantly affected by general economic conditions, inflationary pressures, high labor or material and commodity costs and unforeseen changes in consumer demand or buying patterns. Changes in our ability to generate sufficient internal cash flows, as well as access to capital markets, interest rate fluctuations and other conditions which impact the ability to borrow, may negatively affect our ability to support capital expansion plans, general operations, research and development activity, and advertising and promotional activities.

Instability in the world financial markets and the global economy, including (and as a result of) the conflicts in the Middle East and weak real estate and credit markets, may create uncertainty in the industries in which the Company operates, and may adversely affect its business. In addition, terrorist activities may cause unpredictable or unfavorable economic conditions and could have a material adverse impact on the Company's operating results and financial condition.

We are primarily dependent on sales of lithium-ion battery cells for the cellular phone battery replacement market. A reduction in the volume or average price of lithium-ion battery cells that we sell for this market would cause our overall revenue to decline.

We have derived a major portion of revenues to date from sales of our lithium-ion battery cells for the cellular phone battery replacement market. While we intend to diversify our revenue sources by expanding to the global cellular phone OEM market, notebook computers and high-power electrical tool markets, we expect that sales of battery cells used for the cellular phone battery replacement market will continue to comprise a significant portion of our revenues in the near future. Accordingly, any decrease in the demand for our battery cells in the replacement market resulting from success of competing products, slower than expected growth of sales in the replacement market or other adverse developments relating to the replacement market may materially and adversely affect our business and cause our overall revenue to decline. In addition, our expansion to the global cellular phone battery OEM market and other markets may not increase our revenue to a level that would enable us to materially reduce our dependence on sales of battery cells for the cellular phone replacement market.

Our business depends on the growth in demand for portable electronic devices.

As the market demand for portable electronic devices is directly related to the demand for our products, a fast growing portable electronic device market will be critical to the success of our business. In anticipation of an expected increase in demand for portable electronic devices such as cellular phones and notebook computers in the next few years, we have expanded our manufacturing capacity. However, the markets we have targeted, including those of the PRC, may not achieve the level of growth we expect. If this market fails to achieve our expected level of growth, we will have excess production capacity and may not be able to generate enough revenue to maintain our profitability.

Our future success depends on the success of manufacturers of the end applications that use our products.

As we expand to the battery markets for global OEM cellular phones, notebook computers and other portable electronic devices, our future success depends on whether end application manufacturers are willing to use batteries that incorporate our products. To secure acceptance of our products, we must constantly develop and introduce more reliable and cost-effective battery cells with enhanced functionality to meet evolving industry standards. Our failure to gain acceptance of our products from these manufacturers could materially and adversely affect our future success.

Even if a manufacturer decides to use batteries that incorporate our products, the manufacturer may not be able to market and sell its products successfully. The manufacturer's inability to market and sell its products successfully, whether from lack of market acceptance or otherwise, could materially and adversely affect our business and prospects because this manufacturer may not order new products from us. If we cannot achieve the expected level of sales, we will not be able to make sufficient profits to offset the expenditures we have incurred to expand our production capacity, nor will we be able to grow our business. Accordingly, our business, financial condition, results of operations and future success would be materially and adversely affected.

We experience fluctuations in quarterly and annual operating results.

Our quarterly and annual operating results have fluctuated in the past and likely will fluctuate in the future. The demand for our products is driven largely by demand for the end-product applications that are powered by our products. Accordingly, the rechargeable battery industry is affected by market conditions that are often outside our control. Our results of operations may fluctuate significantly from period to period due to a number of factors, including seasonal variations in consumer demand for batteries and their end applications, capacity ramp up by competitors, industry-wide technological changes, the loss of a key customer and the postponement, rescheduling or cancellation of large orders by a key customer. As a result of these factors and other risks discussed in this section, period-to-period comparisons should not be relied upon to predict our future performance.

Our failure to keep up with rapid technological changes and evolving industry standards may cause our products to become obsolete and less marketable, resulting in loss of market share to our competitors.

The lithium-based battery market is characterized by changing technologies and evolving industry standards, which are difficult to predict. This, coupled with frequent introduction of new products and models, has shortened product life cycles and may render our products obsolete or unmarketable. Our ability to adapt to evolving industry standards and anticipate future standards will be a significant factor in maintaining and improving our competitive position and our prospects for growth. To achieve this goal, we have invested and plan to continue investing significant financial resources in our R&D infrastructure. R&D activities, however, are inherently uncertain, and we might encounter practical difficulties in commercializing our research results. Accordingly, our significant investment in our R&D infrastructure may not bear fruit. On the other hand, our competitors may improve their technologies or even achieve technological breakthroughs that would render our products obsolete or less marketable. Therefore, our failure to effectively keep up with rapid technological changes and evolving industry standards by introducing new and enhanced products may cause us to lose our market share and to suffer a decrease in our revenue.

A change in our product mix may cause our results of operations to differ substantially from the anticipated results in any particular period.

Our overall profitability may not meet expectations if our products, customers or geographic mix are substantially different than anticipated. Our profit margins vary among products, customers and geographic markets. Consequently, if our mix of any of these is substantially different from what is anticipated in any particular period, our profitability could be lower than anticipated.

Failure to successfully obtain OEM certification from international cellular phone brand owners may materially and adversely affect our future growth.

We intend to leverage our position in the cellular phone battery replacement market and to expand to the global cellular phone OEM market. To achieve this goal, we must first be qualified by international brand owners. We have started the process with Motorola, Nokia and other international brand owners. Since international brand owners have very stringent requirements, the qualification process can be lengthy and costly for new component suppliers such as China BAK. Our failure to obtain qualifications from international brand owners would have a material adverse effect on our ability to execute our business plan and achieve the level of growth we have planned.

We may not be able to manage our expansion of operations effectively.

We were established in August 2001 and have grown rapidly since. We are in the process of significantly expanding our business in order to meet the increasing demand for our products, as well as capture new market opportunities. As we continue to grow, we must continue to improve our operational and financial systems, procedures and controls, increase manufacturing capacity and output, and expand, train and manage our growing employee base. In order to fund our on-going operations and our future growth, we need to have sufficient internal sources of liquidity or access to additional financing from external sources. Furthermore, our management will be required to maintain and strengthen our relationships with our customers, suppliers and other third parties. As a result, our continued expansion has placed, and will continue to place, significant strains on our management personnel, systems and resources. We also will need to further strengthen our internal control and compliance functions to ensure that we will be able to comply with our legal and contractual obligations and minimize our operational and compliance risks. Our current and planned operations, personnel, systems, internal procedures and controls may not be adequate to support our future growth. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, execute our business strategies or respond to competitive pressures.

We may not be able to substantially increase our manufacturing output in order to maintain our cost competitiveness.

We believe that our ability to provide cost-effective products is one of the most significant factors that contributed to our current success and will be essential for our future growth. We believe this is one of our competitive advantages over our Japanese and Korean competitors. In order to continue doing so, we will need to increase our manufacturing output to a level that will enable us to substantially reduce the cost of our products on a per unit basis through economies of scale. However, our ability to substantially increase our manufacturing output is subject to significant constraints and uncertainties, including:

- the need to raise significant additional funds to purchase and prepay raw materials or to build additional manufacturing facilities, which we may be unable to obtain on reasonable terms or at all;
- delays and cost overruns as a result of a number of factors, many of which may be beyond our control, such as increases in raw material prices and problems with equipment vendors;
- delays or denial of required approvals by relevant government authorities;
- diversion of significant management attention and other resources; and
- failure to execute our expansion plan effectively.

If we are unable to increase our manufacturing output because of any of the risks described above, we may be unable to maintain our competitive position or achieve the growth we expect. Moreover, even if we expand our manufacturing output, we may not be able to generate sufficient customer demand for our products to support our increased production output.

Maintaining our manufacturing operations requires significant capital expenditures, and our inability or failure to maintain our operations would have a material adverse impact on our market share and ability to generate revenue.

We had capital expenditures of approximately $51.2 million and $65.8 million in fiscal years 2008 and 2007, respectively. We may incur significant additional capital expenditures as a result of unanticipated expenses, regulatory changes and other events that impact our business. If we are unable or fail to adequately maintain our manufacturing capacity or quality control processes, we could lose customers and there could be a material adverse impact on our market share and our ability to generate revenue.

We have been and most likely will continue to be subject to rapidly declining average selling prices, which may harm our revenue and gross profits.

Portable consumer electronics such as cellular phones and notebook computers are subject to rapid declines in average selling prices due to rapidly evolving technologies, industry standards and consumer preferences. As a result, manufacturers of these electronic devices expect us as suppliers to cut our costs and lower the price of our products in order to mitigate the negative impact on their own margins. We have reduced the price of our products in the past in order to meet market demand and expect to continue to face market-driven downward pricing pressures in the future. Our revenue and profitability will suffer if we are unable to offset any declines in our average selling prices by developing new or enhanced products with higher selling prices or gross profit margins, increasing our sales volumes or reducing our costs on a timely basis.

We did not have effective internal control over financial reporting as of September 30, 2008 due to material weaknesses, which relate primarily to the disclosure and presentation of financial information under generally accepted accounting principles in the United States, or U.S. GAAP. We have restated our consolidated financial statements three times due to such weaknesses. We can make no assurances that additional material weaknesses will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in material misstatements in our financial statements which could require us to restate financial statements, cause investors to lose confidence in our reported financial information and have a negative effect on our stock price.

In the course of the SEC review of registration statements on Form SB-2 (File Nos. 333-122209 and 333-130247), we restated our consolidated balance sheet as of September 30, 2004, our consolidated statements of income and comprehensive income, our consolidated statements of cash flows and our consolidated statements of changes in shareholders' equity for the fiscal year ended September 30, 2004, and also extended or modified certain notes to these consolidated financial statements.

This restatement arose out of accounting errors relating to (1) misclassification of cash transactions, (2) incorrect charging to our statements of income and comprehensive income for fiscal 2003 and 2004 for the deficit attributable to 1,152,456 shares outstanding prior to our reverse acquisition on January 20, 2005, and (3) incorrect presentation of depreciation expenses in the statement of income and comprehensive income. The restatement resulted in an increase in net cash from financing activities, a decrease in the number of shares of common stock outstanding and a corresponding increase in paid-in capital, and a decrease in gross profit for the fiscal year ended September 30, 2004 by $1,635,971, or approximately 11%.

In the course of the SEC review of the registration statements referred to above, we determined that beginning with fiscal quarter ended December 31, 2005, we would no longer be considered a "small business issuer." We restated our consolidated balance sheet as of December 31, 2005, our consolidated statement of income and comprehensive income and our consolidated statement of cash flows for the three months ended December 31, 2005 to reflect the prospective adoption of Statement of Financial Accounting Standards, or SFAS, No. 123 (Revised 2004), "Share-Based Payment," or SFAS 123R, relating to the accounting for stock-based compensation commencing in the first quarter of our fiscal year ending September 30, 2006. Pursuant to the restatement, we incurred an incremental share-based compensation expense of $711,512 in the quarter ended December 31, 2005. This restatement resulted in, among other things, a decrease in gross profit and net income per share for the first quarter of our fiscal year 2006.

As reported in the current report on Form 8-K filed with the SEC on August 4, 2006, we changed our independent registered public accounting firm from Schwartz Levitsky Feldman LLP to KPMG. We engaged KPMG on May 15, 2006 to audit our financial statements for the fiscal years ended September 30, 2003, 2004 and 2005. During the course of the audit, KPMG notified our accounting staff of misstatements in our previously reported financial statements for the fiscal years ended September 30, 2003, 2004 and 2005 that required correction relating to: (1) the overstatement of interest expense because of an error in the application of accounting principles relating to interest capitalization, and the related understatement of property, plant and equipment, construction in progress and depreciation expenses; (2) the incorrect charging to shareholders' equity for fiscal year 2005 of the provision for staff and workers' bonus and welfare fund instead of charging it to the statements of income and comprehensive income; (3) the overstatement of the provision for contributions to a social insurance plan because of a misinterpretation of the applicable PRC laws; (4) the understatement of our accumulated foreign-currency translation adjustment for fiscal 2005 included in comprehensive income and overstatement of our additional paid-in capital due to a calculation error during consolidation; (5) other misstatements identified, which were individually not material, including amounts related to amortization of lease prepayments, prepayments and other receivables, accrued expenses and other payables, cost of revenues, general and administrative expenses, finance costs, other expenses, and certain cash flow items, and (6) the consequential understatements or overstatements of income tax expenses. The net restatement adjustments resulted in an increase in our net income and earnings per share in the relevant periods. For more detailed descriptions, see Item 9A. "Controls and Procedures" of our Annual Report on Form 10-K for the fiscal year ended September 30, 2006 (the "2006 Form 10-K").

Our management concluded that our disclosure controls and procedures were not effective as of September 30, 2006, because of the material weaknesses that had been identified and described in Item 9A. "Controls and Procedures" of the 2006 Form 10-K. Our management also concluded that our disclosure controls and procedures were not effective as of September 30, 2007, because of the material weaknesses that had been identified and described in Item 9A. "Controls and Procedures" of our Annual Report on Form 10-K for the fiscal year ended September 30, 2007 (the "2007 Form 10-K"). Management believed that some appropriate measures had been implemented to remediate these weaknesses during the fiscal year 2007, as described in Item 9A. "Controls and Procedures" of the 2007 Form 10-K. Investors are directed to Item 9A of the 2006 Form 10-K for the description of these weaknesses and to Item 9A of the 2007 Form 10-K for the description of the measures that had been implemented during the fiscal year ended September 30, 2007.

As disclosed in our current report on Form 8-K filed with the SEC on April 3, 2007, as amended on April 11, 2007 and April 17, 2007, on March 28, 2007 we dismissed KPMG as our independent registered public accounting firm and appointed PKF as our independent registered public accounting firm, in each case effective April 1, 2007.

Our management has carried out an evaluation, with the participation and under the supervision of our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of September 30, 2008 covered by Management's Report on Internal Control over Financial Reporting. We have identified the following material weaknesses as of September 30, 2008:

- The Company did not maintain effective controls over the financial reporting process due to an insufficient complement of personnel with a level of accounting knowledge, experience and training in the application of U.S. generally accepted accounting principles ("U.S. GAAP") commensurate with the Company's financial requirements. Additionally, the Company's senior management lacked an adequate level of accounting knowledge, experience and training in the application of U.S. GAAP, and did not implement adequate and proper supervisory review to ensure the consolidated financial statements were prepared in conformity with U.S. GAAP and with requirements of the U.S. Securities and Exchange Commission.

- The Company did not maintain effective controls over the accounting for construction in progress assets and the determination of depreciation expenses when the assets are ready for their intended use. Specifically, the Company did not have effective controls to track and assess the ready-for-intended-use status of the construction in progress assets to ensure the construction in progress assets being transferred to property, plant and equipment and the related commencement of depreciation expense was in accordance with U.S. GAAP.

See Item 9A. "Controls and Procedures" for a more detailed discussion of these material weaknesses.

We can make no assurances that additional material weaknesses in our internal control over financial reporting will not be identified in the future. Any failure to maintain or implement required new or improved controls, or any difficulties we encounter in their implementation, could result in additional significant deficiencies or material weaknesses, cause us to fail to meet our periodic reporting obligations or result in material misstatements in our financial statements. Any such failure could adversely affect the results of periodic management evaluations and annual auditor attestation reports regarding the effectiveness of our internal control over financial reporting that are required under Section 404 of the Sarbanes-Oxley Act of 2002. The existence of a material weakness could result in errors in our financial statements that could result in another restatement of financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, leading to a decline in our stock price.

Failure to achieve and maintain effective internal controls could have a material adverse effect on our business, results of operations and the trading price of our common stock.

We are subject to the reporting obligations under the U.S. securities laws. The SEC, under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on such companies' internal control over financial reporting in their annual reports that contain an assessment by management of the effectiveness of their internal control over financial reporting at a reasonable assurance level. In addition, pursuant to Auditing Standard No. 5, which is in effect for the fiscal year ended September 30, 2008, our independent registered public accounting firm must attest to and report on the operating effectiveness of the company's internal controls. These requirements first applied to us in connection with the Report for the fiscal year ended September 30, 2006. Management's report on internal control over financial reporting is set out in Item 9A "Controls and Procedures." of the 2006 Form 10-K.

Management has determined that, as of the fiscal year ended September 30, 2008, the two material weaknesses as described in Item 9A. "Controls and Procedures," resulted from material weaknesses in our internal control over financial reporting. To remediate these material weaknesses, we have taken and will continue to take a number of remediation measures, as described in Item 9A. "Controls and Procedures." However, we can make no assurances that we can fully remediate all our material weaknesses or address additional material weaknesses or significant deficiencies that may subsequently arise by the year end date of fiscal year 2009, so that our management will be able to conclude that we will have effective internal control over financial reporting as of September 30, 2009. If we cannot implement the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 in a timely manner or with adequate compliance, our registered independent public accounting firm may not be able to provide a written attestation as to the effectiveness of our internal controls over financial reporting, in which event, our registered independent public accounting firm may issue a disclaimer of their audit opinion. Our failure to achieve and maintain effective internal control over financial reporting may result in sanctions or investigations by regulatory authorities, such as the SEC, and loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our common stock. Furthermore, we anticipate that we will continue to incur considerable costs and use significant management and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act of 2002.

We became a public company through our acquisition by a non-operating public shell company, where we were the accounting acquirer and assumed all liabilities of our predecessor entity.

Our January 2005 share exchange with Medina Coffee, Inc. was accounted for as a reverse acquisition in which Shenzhen BAK was deemed to be the accounting acquirer and Medina Coffee, which was originally incorporated in 1999, was deemed to be the legal acquirer. Accordingly, we have assumed all the liabilities of Medina Coffee. Medina Coffee was incorporated for the purposes of engaging in the retail coffee business and at the time of the share exchange, Medina Coffee had no substantial operations, assets or liabilities. We cannot guarantee that we will not become subject to any liabilities related to the conduct by Medina Coffee of its business prior to its acquisition by us that may subsequently arise.

We are dependent on a limited number of customers for a significant portion of our revenues and this dependence is likely to continue.

We have been dependent on a limited number of customers for a significant portion of our revenue. Our top five customers accounted for approximately 42.3%, 37.1% and 24.1% of our revenues in the years ended September 30, 2006, 2007, and 2008, respectively. Dependence on a few customers could make it difficult to negotiate attractive prices for our products and could expose us to the risk of substantial losses if a single dominant customer stops purchasing our products. We expect that a limited number of customers will continue to contribute to a significant portion of our sales in the near future. Our ability to maintain close relationships with these top customers is essential to the growth and profitability of our business. If we fail to sell our products to one or more of these top customers in any particular period, or if a large customer purchases fewer of our products, defers orders or fails to place additional orders with us, or if we fail to develop additional major customers, our revenue could decline, and our results of operations could be adversely affected. A small number of prismatic cell customers and A123Systems have historically accounted for a substantial portion of our revenues. In the year ended September 30, 2007, sales to A123Systems accounted for 14% of our revenues. In the same period, our top five customers in aggregate contributed to approximately 37.1% of our revenues. Our agreement with A123Systems, as amended on August 18, 2005, terminated in accordance with its terms on August 30, 2007. In the year ended September 30, 2008, our top five customers in aggregate contributed to approximately 24.1% of our revenues. As we expand our product portfolio and target new market segments, our customer composition as well as the identity and concentration of our top customers are expected to change from period to period. The termination of our agreement with A123Systems did not materially and adversely affect our financial condition and results of operation during the 2008 fiscal year, and in the future we expect that increases in our sales of aluminum cases, cylindrical cells and polymer cells will more than offset the loss of revenues from A123Systems. However, if we fail to find alternative sources of demand for our lithium-phosphate cells, our revenue may be substantially impacted.

We do not have long-term purchase commitments from our customers, which may result in significant uncertainties and volatility with respect to our revenue from period to period.

We do not have long-term purchase commitments from our customers and the term of our sales contracts with our customers is typically one year. Furthermore, these contracts leave certain major terms such as price and quantity of products open to be determined in each purchase order. These contracts also allow parties to re-adjust the contract price for substantial changes in market conditions. As a result, if our customers hold stronger bargaining power than us or the market conditions are in their favor, we may not be able to enjoy the price downside protection or upside gain. Furthermore, our customers may decide not to continue placing purchase orders with us in the future at the same level as in prior periods. As a result, our results of operations may vary from period to period and may fluctuate significantly in the future.

We may not be able to accurately plan our production based on our sales contracts, which may result in excess product inventory or product shortages.

Our sales contracts typically provide for a non-binding, three-month forecast on the quantity of products that our customers may purchase from us. We typically have only a 15-day lead time to manufacture products to meet our customers' requirements once our customers place orders with us. To meet the short delivery deadline, we generally make significant decisions on our production level and timing, procurement, facility requirements, personnel needs and other resources requirements based on our estimate in light of this forecast, our past dealings with such customers, market conditions and other relevant factors. Our customers' final purchase orders may not be consistent with our estimates. If the final purchase orders substantially differ from our estimates, we may have excess product inventory or product shortages. Excess product inventory could result in unprofitable sales or write-offs as our products are susceptible to obsolescence and price declines.

Producing additional products to make up for any product shortages within a short time frame may be difficult, making us unable to fill out the purchase orders. In either case, our results of operation would fluctuate from period to period.

We may face impairment charges if economic environments in which our businesses operate and key economic and business assumptions substantially change.

Assessment of the potential impairment of property, plant and equipment, goodwill and other identifiable intangible assets is an integral part of our normal ongoing review of operations. Testing for potential impairment of long-lived assets is dependent on numerous assumptions and reflects our best estimates at a particular point in time, which may vary from testing date to testing date. The economic environments in which our businesses operate and key economic and business assumptions with respect to projected product selling prices and materials costs, market growth and inflation rates, can significantly affect the outcome of impairment tests. Estimates based on these assumptions may differ significantly from actual results. Changes in factors and assumptions used in assessing potential impairments can have a significant impact on both the existence and magnitude of impairments, as well as the time at which such impairments are recognized. Future changes in the economic environment and the economic outlook for the assets being evaluated could also result in impairment charges. Any significant asset impairments would adversely impact our financial results.

We depend on third parties to supply key raw materials and components to us. Failure to obtain a sufficient supply of these raw materials and components in a timely fashion and at reasonable costs could significantly delay our production and shipments, which would cause us to breach our sales contracts with our customers.

We purchase from Chinese domestic suppliers certain key raw materials and components such as electrolytes, electrode materials and import separators, a key component of battery cells from foreign countries. We purchase raw materials and components on the basis of purchase orders. In the absence of firm and long-term contracts, we may not be able to obtain sufficient supply of these raw materials and components from our existing suppliers or alternates in a timely fashion or at a reasonable cost. Our failure to secure sufficient supply of key raw materials and components in a timely fashion would result in a significant delay in our production and shipments, which may cause us to breach our sales contracts with our customers. Furthermore, failure to obtain sufficient supply of these raw materials and components at a reasonable cost could also harm our revenue and gross profit margins.

Fluctuations in prices and availability of raw materials, particularly lithium cobalt dioxide, could increase our costs or cause delays in shipments, which would adversely impact our business and results of operations.

Our operating results could be adversely affected by increases in the cost of raw materials, particularly lithium cobalt dioxide, the primary cost component of our battery products, or other product parts or components. Lithium cobalt dioxide mainly consists of cobalt. Cobalt market prices averaged $16.30 per pound in fiscal year 2006, $27.20 per pound in fiscal year 2007 and $41.60 per pound in fiscal year 2008. Cobalt traded as high as $51.20 per pound on March 3, 2008. The increase in cobalt's market price has negatively impacted our financial results in recent years. We historically have not been able to fully offset the effects of higher costs of raw materials through price increases to customers or by way of productivity improvements.

Fuel costs have also increased significantly in recent months. Our results of operations could be adversely affected if we are unable to pass along price increases to address higher fuel costs related to the distribution of products from our warehouses and distribution centers to our customers.

A significant increase in the price of one or more raw materials, parts or components or the inability to successfully implement price increases / surcharges to mitigate such cost increases could have a material adverse effect on our results of operations.

We face intense competition from other battery cell manufacturers, many of which have significantly greater resources.

The market for battery cells used for portable electronic devices such as cellular phones is intensely competitive and is characterized by frequent technological changes and evolving industry standards. We expect competition to become more intense. Increased competition may result in decline in average selling prices, causing a decrease in gross profit margins. We have faced and will continue to face competition from manufacturers of traditional rechargeable battery cells, such as nickel-cadmium batteries, from manufacturers of rechargeable battery cells of more recent technologies, such as nickel-metal hydride and liquid electrolyte, other manufacturers of lithium-ion battery cells, as well as from companies engaged in the development of batteries incorporating new technologies. Other manufacturers of lithium-ion battery cells currently include Sanyo Electric Co., Sony Corporation, Matsushita Electric Industrial Co., Ltd. (Panasonic), GS Group, NEC Corporation, Hitachi Ltd., LG Chemical Ltd., Samsung Electronics Co., Ltd., BYD Co. Ltd., Tianjin Lishen Battery Joint Stock Co., Ltd., Henan Huanyu Group, Harbin Coslight Technology International Group Co., Ltd., Amperex Technology Limited and E-one Moli Energy (Canada) Limited.

Many of these existing competitors have greater financial, personnel, technical, manufacturing, marketing, sales and other resources than we do. As a result, these competitors may be in a stronger position to respond quickly to market opportunities, new or emerging technologies and evolving industry standards. Many of our competitors are developing a variety of battery technologies, such as lithium polymer and fuel cell batteries, which are expected to compete with our existing product line. Other companies undertaking R&D activities of solid-polymer lithium-ion batteries have developed prototypes and are constructing commercial scale production facilities. It is possible that our competitors will be able to introduce new products with more desirable features than ours and their new products will gain market acceptance. If our competitors successfully do so, we may not be able to maintain our competitive position and our future success would be materially and adversely affected.

We depend on third-party battery pack manufacturers to incorporate our products into battery packs to make batteries ready for use in various portable consumer electronics. If these factories fail to properly assemble our products and battery packs, resulting in defective battery cells, our reputation could be severely damaged and our sales could be materially and adversely affected. Moreover, our battery technology may only be commercially viable as a component of other companies' products, and these companies may choose not to include our systems in their products.

We manufacture only battery cells, the key component of a battery. Battery cells need to be incorporated into battery packs to constitute batteries ready for use in various portable consumer electronics. Some of our end application customers may ask us to designate certain third-party battery pack manufacturers to assemble our products into batteries. While assembly is a fairly straightforward process as it does not involve complex technologies, the batteries could malfunction unless assembled properly. If the battery pack manufacturers with whom we cooperate fail to assemble batteries properly and cause a large number of batteries to be defective due to reasons unrelated to the quality of our products, our reputation could be severely damaged. In addition, if these battery pack manufacturers are unable to assemble a sufficient number of batteries to meet the requirements of our end application customers and we cannot timely find qualified alternative battery pack manufacturers, our sales could be materially and adversely affected.

To be commercially viable, our batteries must be integrated in most cases into products manufactured by other companies. These other companies may not be able to manufacture appropriate products or, if they do manufacture such products, may choose not to use our technology. Any integration, design, manufacturing or marketing problems encountered by companies using our products could adversely affect the market for our products and our financial results. Any perceived problem while conducting demonstrations of our batteries could hurt our reputation and the reputation of our products, which could impede the development of our business.

We have demonstrated our battery technology in the past and we plan to conduct additional demonstrations in public and in private in the future. We also expect our customers to conduct field testing and pilot programs to evaluate products which utilize our technology. Although to date we have not experienced significant problems in demonstration or testing, future demonstrations and testing could encounter problems for a number of reasons, including the failure of our technology, the failure of the technology of others, the failure to combine these technologies properly and the failure to maintain and service the test systems properly. Many of these potential problems and delays are beyond our control. In addition, field test programs, by their nature, involve delays and modifications. Any problem or perceived problem with our field tests could hurt our reputation and the reputation of our products, which could impede the development of our business.

Our business depends substantially on the continuing efforts of our senior executives and other key personnel, and our business may be severely disrupted if we lost their services.

Our future success heavily depends on the continued service of our senior executives and other key employees. In particular, we rely on the expertise and experience of our chief executive officer and president, Mr. Xiangqian Li, and our chief operating officer and chief technical officer, Dr. Huanyu Mao. If one or more of our senior executives are unable or unwilling to continue to work for us in their present positions, we may have to spend a considerable amount of time and resources searching, recruiting and integrating the replacements into our operations, which would substantially divert management's attention from our business and severely disrupt our business. This may also adversely affect our ability to execute our business strategy. Moreover, if any of our senior executives joins a competitor or forms a competing company, we may lose customers, suppliers, know-how and key personnel. Each of our executive officers has entered into an employment agreement with us, which contains non-competition and confidentiality clauses. However, if any dispute arises between our executive officers and the Company, it is hard to predict the extent to which any of these agreements could be enforced in China, where these executive officers reside, in light of the uncertainties with China's legal system.

The success of our business depends on our ability to attract, train and retain highly skilled employees and key personnel.

Because of the highly specialized, technical nature of our business, we must attract, train and retain a sizable workforce comprising highly skilled employees and other key personnel. Since our industry is characterized by high demand and intense competition for talent, we may have to pay higher salaries and wages and provide greater benefits in order to attract and retain highly skilled employees or other key personnel that we will need to achieve our strategic objectives. As we are still a relatively young company and our business has grown rapidly, our ability to train and integrate new employees into our operations may not meet the requirements of our growing business. Our failure to attract, train or retain highly skilled employees and other key personnel in numbers that are sufficient to satisfy our needs would materially and adversely affect our business.

Manufacturing or use of our products may cause accidents, which could result in significant production interruption, delay or claims for substantial damages.

Due to the high energy density inherent in lithium-based batteries, our batteries can pose certain safety risks, including the risk of fire. Although we incorporate safety procedures in the research, development, manufacture and transportation of batteries that are designed to minimize safety risks, the manufacture or use of our products may still cause accidents. Any accident, whether occurring at the manufacturing facilities or from the use of our products, may result in significant production interruption, delays or claims for substantial damages caused by personal injuries or property damages.

We extend relatively long payment terms to our customers.

As is customary in the industry in the PRC, we extend relatively long payment terms and provide generous return policies to our customers. As a result of the size of many of our orders, these extended terms may adversely affect our cash flow and our ability to fund our operations out of our operating cash flow. In addition, although we attempt to establish appropriate reserves for our receivables, those reserves may not prove to be adequate in view of actual levels of bad debts. The failure of our customers to pay us timely would negatively affect our working capital, which could in turn adversely affect our cash flow.

Our customers often place large orders for products, requiring fast delivery, which impacts our working capital. If our customers do not incorporate our products into their products and sell them in a timely fashion, for example, due to excess inventories, sales slowdowns or other issues, they may not pay us in a timely fashion, even on our extended terms. Our customers' failure to pay may force us to defer or delay further product orders, which may adversely affect our cash flows, sales or income in subsequent periods.

We manufacture and market lithium-based battery cells only. If a viable substitute product or chemistry emerges and gains market acceptance, our business, financial condition and results of operations will be materially and adversely affected.

We manufacture and market lithium-based battery cells only. As we believe that the market for lithium-based batteries has good growth potential, we have focused our R&D activities on exploring new chemistry and formula to enhance our product quality and features while reducing cost. Some of our competitors are conducting R&D on alternative battery technologies, such as fuel cells. If any viable substitute product emerges and gains market acceptance because it has more enhanced features, more power, more attractive pricing, or better reliability, the market demand for our products may be reduced, and accordingly our business, financial condition and results of operations would be materially and adversely affected.

We face risks associated with the marketing, distribution and sale of our products internationally, and if we are unable to effectively manage these risks, they could impair our ability to expand our business abroad.

In the years ended September 30, 2007 and 2008, we derived 27.6% and 28.6% respectively of our sales from outside the PRC. The marketing, international distribution and sale of our products expose us to a number of risks, including:

- fluctuations in currency exchange rates;
- difficulty in engaging and retaining distributors that are knowledgeable about, and can function effectively in, overseas markets;
- increased costs associated with maintaining marketing efforts in various countries;
- difficulty and cost relating to compliance with the different commercial and legal requirements of the overseas markets in which we offer our products;
- inability to obtain, maintain or enforce intellectual property rights; and
- trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries.

We rely on third parties whose operations are outside our control.

We rely on arrangements with third-party shippers and carriers such as independent shipping companies for timely delivery of our products to our customers. As a result, we may be subject to carrier disruptions and increased costs due to factors that are beyond our control, including labor strikes, inclement weather, natural disasters and rapidly increasing fuel costs. If the services of any of these third parties become unsatisfactory, we may experience delays in meeting our customers' product demands and we may not be able to find a suitable replacement on a timely basis or on commercially reasonable terms. Any failure to deliver products to our customers in a timely and accurate manner may damage our reputation and could cause us to lose customers.

We also utilize third party distributors and manufacturer's representatives to sell, install and service certain of our products. While we are selective in whom we choose to represent us, it is difficult for us to ensure that our distributors and manufacturer's representatives consistently act in accordance with the standards we set for them. To the extent any of our end-customers have negative experiences with any of our distributors or manufacturer's representatives; it could reflect poorly on us and damage our reputation, thereby negatively impacting our financial results.

Defects in our products could result in a loss of customers and decrease in revenue, unexpected expenses and a loss of market share.

We have purchased certain product liability insurance from some PRC-based insurance companies to provide against any claims against us based on our product quality. If any of our products is found to have reliability, quality or compatibility problems, we will be required to accept returns, provide replacement, provide refund, or pay damages. As our insurance policy imposes a ceiling for maximum coverage and high deductibles, we may not be able to obtain from our insurance policy an amount enough to compensate our customers for damages they suffered attributable to the quality of our products. Moreover, as our insurance policy also excludes certain types of claims from its coverage and if any of our customers' claims against us falls into those exclusions, we would not receive any amount from our insurance policy at all. In either case, we may still be required to incur substantial amounts to indemnify our customers in respect of their product quality claims against us, which would materially and adversely affect the results of our operations and severely damage our reputation.

We are subject to a patent infringement lawsuit in the United States involving our production of battery cells for A123Systems for use in cordless power tools. If the court holds against us, we may be required to pay monetary damages, terminate our production of the cells, or pay royalties to continue the production. This would in turn materially adversely affect our ability to execute our growth strategy, revenues and business prospects.

On September 12, 2006, Hydro-Quebec, a Canadian company, and the Board of Regents of the University of Texas System brought a federal patent infringement suit in the United States District Court for the Northern District of Texas against us. The plaintiffs alleged that by manufacturing rechargeable lithium cells for A123Systems for use in DeWalt 36-volt cordless power tools manufactured by Black & Decker, we have infringed two U.S. patents owned by and exclusively licensed to the plaintiffs. The plaintiffs seek injunctive relief and damages in an unspecified amount. A123Systems, Black & Decker Corporation and Black & Decker (U.S.) Inc. have also been named as co-defendants in this lawsuit. The court has not ruled on this lawsuit. We understand that this lawsuit is a countersuit against A123Systems, which filed a claim against Hydro-Quebec in the United States District Court of Massachusetts in April 2006. In that suit, A123Systems sought declaratory relief that the two said U.S. patents are invalid and that A123Systems is not infringing either of these two patents.

If the court issues an adverse decision, we may be required to pay plaintiffs substantial monetary damages, and be prohibited from further production of cells for A123Systems to be used in Black & Decker power tools or be required to pay royalties to engage in such production. Accordingly, our revenues and business prospects could be materially and adversely affected. In addition, regardless of the final outcome of the lawsuit, we may incur substantial costs and our management resource and attention to our business would be diverted.

We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely to us, could cause our loss of significant rights and inability to continue providing our existing product offerings.

Our success also depends largely on our ability to use and develop our technology and know-how without infringing the intellectual property rights of third parties. The validity and scope of claims relating to lithium-ion battery technology patents involve complex scientific, legal and factual questions and analysis and, therefore, may be highly expensive and time-consuming. If there is a successful claim of infringement against us, we may be required to pay substantial damages to the party claiming infringement, develop non-infringing technologies or enter into royalty or license agreements that may not be available at acceptable terms, if at all. Our failure to develop non-infringing technologies or license the proprietary rights on a timely basis would harm our business. Protracted litigation could result in our customers, or potential customers, deferring or limiting their purchase or use of our products until resolution of such litigation. Parties making the infringement claim may also obtain an injunction that can prevent us from selling our products or using technology that contains the allegedly infringing contents. Any intellectual property litigation could have a material adverse effect on our business, results of operation and financial condition.

Other future litigation could impact our financial results and condition.

Our business, results of operations and financial condition could be affected by other significant future litigation or claims adverse to us. Types of potential litigation cases include: product liability, contract, employment-related, labor relations, personal injury or property damage, intellectual property, stockholder claims and claims arising from any injury or damage to persons, property or the environment from hazardous substances used, generated or disposed of in the conduct of our business (or that of a predecessor to the extent we are not indemnified for those liabilities).

We may not be able to prevent others from unauthorized use of our intellectual property, or others may challenge our intellectual property rights, which could harm our business and competitive position.

We rely on a combination of patent, trademark and trade secret laws, as well as confidentiality agreements to protect our intellectual property rights. As of September 30, 2008, we owned 281 registered patents in China and had 571 pending patent applications in China. We had 28 registered trademarks in China and 56 registered trademarks in the United States, European Union, Korea, Russia, Taiwan and Hong Kong that cover various categories of goods and services. We can make no assurances that all the pending patent applications will result in issue of patents or, if issued, that it will sufficiently protect our intellectual property rights. Nor can we make any assurances that any patent, trademark or other intellectual property rights that we have obtained may not be challenged by third parties. Implementation of PRC intellectual property-related laws has historically been lax, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Policing unauthorized use of proprietary technology is difficult and expensive. The steps we have taken may not be adequate to prevent unauthorized use of our intellectual property rights. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without paying us any royalties. Though we are not currently involved in any litigation with respect to intellectual property, we may need to enforce our intellectual property rights through litigation.

We do not hold the property ownership rights for facilities located in the PRC, nor have we obtained the required construction and zoning permits for our manufacturing facilities and other related facilities situated on the land. We may lose some or all of the land use rights that we have obtained. We are currently required to pledge land use rights and property rights that we do not currently have or do not have the requisite government approval to pledge.

We currently do not hold the property ownership rights to at least one of the tracts of property on which we have constructed our manufacturing facilities and other related facilities in the PRC. Under relevant PRC laws and regulations, because we previously did not have the land use right for the underlying land, we were not eligible to apply for the required property ownership right certificates and construction or zoning permits for the facilities we later built on the land, including our manufacturing facilities, and therefore we are not deemed to be the rightful owner for these facilities. While we have purchased the land use rights relating to all of our facilities, we can make no assurances that we will not be subject to any fine or other penalty for our past non-compliance with construction and zoning requirements. If we are unsuccessful in acquiring the property ownership rights, we could be forced to halt our production, vacate our current premises, and lose all of our facilities situated on the land without any compensation, which would adversely and materially affect our business, results of operations and our financial condition.

Pursuant to our land use rights certificate relating to our Tianjin facility, the Tianjin government had requested that we complete construction of the Tianjin facility before September 30, 2008. As of September 30, 2008, we had not done so, and were in the process of negotiating with the relevant government bureau for the extension of the completion date. If we fail to obtain the approval for the extension of the completion date from the relevant government bureau, there is a risk that the land use rights certificate relating to our Tianjin facility will become invalid. Should this occur, we could be forced to halt our production, vacate our current premises, and lose all of our facilities situated on the land without any compensation, which would adversely and materially affect our business, results of operations and our financial condition.

Pursuant to the property ownership and land use rights certificate that we obtained relating to the Research and Development Test Centre to be constructed in Shenzhen, we are required to complete at least 25% of the construction of the new Research and Development Test Centre facility by September 30, 2008. As of September 30, 2008, we had not done so, and were in the process of negotiating with the relevant government bureau for the extension of the completion date. In addition, according to the property ownership and land use rights certificate, such land may not be pledged without the approval of the relevant government office. We are required to pledge our property ownership and land use rights certificate in relation to the new Research and Development Test Centre to China Development Bank pursuant to the loan agreement entered into with it. As of September 30, 2008, we were in the process of negotiating with the relevant government bureau for the requisite approval. In addition, the so-named "property ownership and land use rights certificate" relating to this facility that we were issued lacks certain terms relating to property ownership rights, which appears to indicate that the granting government has so far only granted us the relevant land use rights. As a result, this certificate may not be adequate evidence of our property ownership rights to this property. We anticipate that the government will re-grant this certificate with adequate property ownership indicia after we have satisfied the above construction requirement and followed certain procedures. If any of these negotiations or applications proves unsuccessful, we could be forced to halt our production, vacate our current premises, lose all of our facilities situated on the land without any compensation, and/or be considered in breach of our loan agreement with China Development Bank, any of which would adversely and materially affect our business, results of operations and our financial condition.

We are also unable to insure any of our PRC-based facilities as to which we do not have the corresponding land use rights and/or property ownership rights certificates. As a result, damage to any of these properties would adversely and materially affect our business, results of operations and our financial condition.

Compliance with environmental regulations can be expensive, and our failure to comply with these regulations may result in adverse publicity and a material adverse effect on our business.

As a manufacturer, we are subject to various PRC environmental laws and regulations on air emission, waste water discharge, solid waste and noise. Although we believe that our operations are in substantial compliance with current environmental laws and regulations, we may not be able to comply with these regulations at all times as the PRC environmental legal regime is evolving and becoming more stringent. Therefore, if the PRC government imposes more stringent regulations in the future, we will have to incur additional substantial costs and expenses in order to comply with new regulations, which may negatively affect our results of operations. If we fail to comply with any of the present or future environmental regulations in material aspects, we may suffer from negative publicity and may be required to pay substantial fines, suspend or even cease operations. Failure to comply with PRC environmental laws and regulations may materially and adversely affect our business, financial condition and results of operations.

To the extent we ship our products outside of the PRC, or to the extent our products are used in products sold outside of the PRC, they may be affected by the following: The transportation of non-rechargeable and rechargeable lithium batteries is regulated by the International Civil Aviation Organization (ICAO), and corresponding International Air Transport Association (IATA), Dangerous Goods Regulations and the International Maritime Dangerous Goods Code (IMDG), and in the PRC by General Administration of Civil Aviation of China and Maritime Safety Administration of People's Republic of China. These regulations are based on the United Nations (UN) Recommendations on the Transport of Dangerous Goods Model Regulations and the UN Manual of Tests and Criteria. We currently ship our products pursuant to ICAO, IATA and PHMSA hazardous goods regulations. New regulations that pertain to all lithium battery manufacturers went into effect in 2003 and 2004, and additional regulations will go into effect in 2009. The regulations require companies to meet certain testing, packaging, labeling and shipping specifications for safety reasons. We comply with all current PRC and international regulations for the shipment of our products, and will comply with any new regulations that are imposed. We have established our own testing facilities to ensure that we comply with these regulations. If we were unable to comply with the new regulations, however, or if regulations are introduced that limit our ability to transport our products to customers in a cost-effective manner, this could have a material adverse effect on our business, financial condition and results of operations.

We have significant short-term debt obligations, which mature in less than one year. Failure to extend those maturities of, or to refinance, that debt could result in defaults, and in certain instances, foreclosures on our assets. Moreover, we may be unable to obtain financing to fund ongoing operations and future growth.

At September 30, 2008, we had short-term bank loans of $105.6 million, long-term bank loans of $8.8 million maturing within one year, long-term bank loans of $55.7 million maturing over one year, and bills payable of $13.3 million, a substantial portion of which is secured by certain of our assets that amounted to $69.0 million. Our inventory, machinery and equipment worth $64.6 million secured the short-term bank loans and long-term bank loans, and our deposits worth $4.4 million secured certain bills payable and construction payable. Failure to obtain extensions of the maturity dates of, or to refinance, these obligations or to obtain additional equity financing to meet these debt obligations would result in an event of default with respect to such obligations and could result in the foreclosure on the collateral. The sale of such collateral at foreclosure would significantly disrupt our ability to produce products for our customers in the quantities required by customer orders or deliver products in a timely fashion, which could significantly lower our revenues and profitability. We may be able to refinance or obtain extensions of the maturities of all or some of such debt only on terms that significantly restrict our ability to operate, including terms that place additional limitations on our ability to incur other indebtedness, to pay dividends, to use our assets as collateral for other financing, to sell assets or to make acquisitions or enter into other transactions. Such restrictions may adversely affect our ability to finance our future operations or to engage in other business activities. If we finance the repayment of our outstanding indebtedness by issuing additional equity or convertible debt securities, such issuances could result in substantial dilution to our stockholders.

While we believe that our revenue growth projections and our ongoing cost controls will allow us to generate cash and achieve profitability in the foreseeable future, there is no assurance as to when or if we will be able to achieve our projections. Our future cash flows from operations, combined with our accessibility to cash and credit, may not be sufficient to allow us to finance ongoing operations or to make required investments for future growth. We may need to seek additional credit or access capital markets for additional funds. There is no assurance that we would be successful in this regard.

We have limited insurance coverage against damages or loss we might suffer.

The insurance industry in China is still in an early stage of development and business interruption insurance available in China offers limited coverage compared to that offered in many developed countries. We do not carry business interruption insurance and therefore any business disruption or natural disaster could result in substantial damages or losses to us. In addition, there are certain types of losses (such as losses from forces of nature) that are generally not insured because either they are uninsurable or insurance cannot be obtained on commercially reasonable terms. Should an uninsured loss or a loss in excess of insured limits occur, our business could be materially adversely affected. Further, we have not been able to insure any of our manufacturing facilities since we have not yet received the applicable property ownership rights certificates. If we were to suffer any losses or damages to our manufacturing facilities, our business, financial condition and results of operations would be materially and adversely affected.

Risks Related to Doing Business in China

Adverse changes in political and economic policies of the PRC government could impede the overall economic growth of China, which could reduce the demand for our products and damage our business.

We conduct substantially all of our operations and generate most of our revenue in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The PRC economy differs from the economies of most developed countries in many respects, including:

- a higher level of government involvement;
- a early stage of development of the market-oriented sector of the economy;
- a rapid growth rate;
- a higher level of control over foreign exchange; and
- the allocation of resources.

As the PRC economy has been transitioning from a planned economy to a more market-oriented economy, the PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. While these measures may benefit the overall PRC economy, they may also have a negative effect on us.

Although the PRC government has in recent years implemented measures emphasizing the utilization of market forces for economic reform, the PRC government continues to exercise significant control over economic growth in China through the allocation of resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and imposing policies that impact particular industries or companies in different ways.

Any adverse change in economic conditions or government policies in China could have a material adverse effect on the overall economic growth in China, which in turn could lead to a reduction in demand for our products and consequently have a material adverse effect on our business and prospects.

Uncertainties with respect to the PRC legal system could limit the legal protections available to you and us.

We conduct substantially all of our business through our operating subsidiaries in China. Our operating subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to FIEs. The PRC legal system is based on written statutes, and prior court decisions may be cited for reference, but have limited precedential value. Since 1979, a series of new PRC laws and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties for you and us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

If we are found to have failed to comply with applicable laws, we may incur additional expenditures or be subject to significant fines and penalties.

Our operations are subject to PRC laws and regulations applicable to us. However, many PRC laws and regulations are uncertain in their scope, and the implementation of such laws and regulations in different localities could have significant differences. In certain instances, local implementation rules and/or the actual implementation are not necessarily consistent with the regulations at the national level. Although we strive to comply with all the applicable PRC laws and regulations, we cannot assure you that the relevant PRC government authorities will not later determine that we have not been in compliance with certain laws or regulations.

In addition, our facilities and products are subject to many laws and regulations. Our failure to comply with these and other applicable laws and regulations in China could subject us to administrative penalties and injunctive relief, as well as civil remedies, including fines, injunctions and recalls of our products. It is possible that changes to such laws or more rigorous enforcement of such laws or with respect to our current or past practices could have a material adverse effect on our business, operating results and financial condition. Further, additional environmental, health or safety issues relating to matters that are not currently known to management may result in unanticipated liabilities and expenditures.

We currently enjoy a reduced tax rate and other government incentives, and the loss of or reduction in these benefits may materially and adversely affect our business and results of operations.

Shenzhen BAK and BAK Electronics are both registered and operate in Shenzhen, the PRC, and are each recognized as "Manufacturing Enterprise Located in Special Economic Zone". As a result, they have been entitled to a preferential enterprise income tax rate of 15%. In accordance with the relevant income tax laws, the profits of Shenzhen BAK and BAK Electronics were fully exempted from income tax for two years from the first profitable calendar year of operations after offset of accumulated taxable losses, followed by a 50% exemption for the immediate next three calendar years ("tax holiday").

The tax holiday of Shenzhen BAK commenced in 2002, the first calendar year in which Shenzhen BAK had assessable profit, and ended on December 31, 2006. In addition, due to our qualified capital contributions to Shenzhen BAK in both 2005 and 2006 and Shenzhen BAK's qualification as an advanced technology enterprise in 2007, Shenzhen BAK was granted a preferential income tax rate of 3.309%, 3.82% and 7.5% for calendar years 2005, 2006 and 2007, respectively. In accordance with the transition period of the new corporate income tax law (the "New CIT Law"), described below, Shenzhen BAK's income tax rate for the calendar years 2008, 2009, 2010 and 2011 is expected to be 18%, 20%, 22%, and 24%, respectively, and starting in calendar year 2012, it is expected to be subject to an income tax rate of 25%.

BAK Electronics, established in August 2005, has been eligible for the same preferential tax treatment previously applicable to Shenzhen BAK and was in the tax holiday and fully exempt from any enterprise income tax for calendar years 2006 and 2007 followed by a three-year 50% reduction in its enterprise income tax rate. In addition, pursuant to the transition period of the New CIT Law, described below, and before considering the above-mentioned 50% reduction, BAK Electronics' income tax rates for calendar years 2008, 2009, 2010, and 2011 are expected to be 18%, 20%, 22%, and 24%, respectively, and starting in calendar year 2012, it is expected to be subject to an income tax rate of 25%. Therefore, BAK Electronics' income tax rate after consideration of its tax holiday is expected to be 9%, 10%, 11%, and 24% for the calendar years 2008, 2009, 2010, and 2011, respectively, and starting in calendar year 2012, it is expected to be subject to an income tax rate of 25%.

BAK Tianjin is currently exempted from any enterprise income tax due to cumulative tax losses.

We rely on dividends and other distributions on equity paid by our subsidiaries for our cash needs.

We are a holding company, and we conduct all of our operations through our three subsidiaries in PRC: Shenzhen BAK, BAK Electronics and BAK Tianjin, each a limited liability company established in China. We rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our stockholders, to service any debt we may incur and to pay our operating expenses. Current regulations in the PRC permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. According to the articles of association of our PRC subsidiaries, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profit based on the PRC accounting standards and regulations each year to its enterprise development reserve, until the balance in the reserve reaches 50% of the registered capital of the company. Funds in the reserve are not distributable to us in forms of cash dividends, loans or advances. In addition, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us, which in turn will adversely affect our available cash.

Restrictions on currency exchange may limit our ability to receive and use our sales revenue effectively.

Most of our sales revenue and expenses are denominated in RMB. Under PRC law, the RMB is currently convertible under the "current account," which includes dividends and trade and service-related foreign exchange transactions, but not under the "capital account," which includes foreign direct investment and loans. Currently, our PRC operating subsidiaries may purchase foreign currencies for settlement of current account transactions, including payments of dividends to us, without the approval of the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, the relevant PRC government authorities may limit or eliminate our ability to purchase foreign currencies in the future. Since a significant amount of our future revenue will be denominated in RMB, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in RMB to fund our business activities outside China that are denominated in foreign currencies.

Foreign exchange transactions by PRC operating subsidiaries under the capital account continue to be subject to significant foreign exchange controls and require the approval of or need to register with PRC government authorities, including SAFE. In particular, if our PRC operating subsidiaries borrow foreign currency through loans from us or other foreign lenders, these loans must be registered with SAFE, and if we finance the subsidiaries by means of additional capital contributions, these capital contributions must be approved by certain government authorities, including the Ministry of Commerce, or MOFCOM, or their respective local counterparts. These limitations could affect their ability to obtain foreign exchange through debt or equity financing.

Fluctuation in the value of the RMB may result in foreign currency translation losses or in increased costs to us.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 17.7% appreciation of the RMB against the U.S. dollar between July 21, 2005 and September 30, 2008. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. Our revenues and costs are mostly denominated in the RMB, and a significant portion of our financial assets are also denominated in RMB. We rely entirely on dividends and other fees paid to us by our subsidiaries in China. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on common stock in U.S. dollars. For example, an appreciation of the RMB against the U.S. dollar would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into the RMB for such purposes. An appreciation of the RMB against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar denominated financial assets into the RMB, as the RMB is our reporting currency.

Failure to comply with PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident stockholders to personal liability, limit our ability to acquire PRC companies or to inject capital into our PRC subsidiaries, limit our PRC subsidiaries' ability to distribute profits to us or otherwise materially adversely affect us.

In October 2005, the PRC State Administration of Foreign Exchange, or SAFE, issued the Notice on Relevant Issues in the Foreign Exchange Control over Financing and Return Investment Through Special Purpose Companies by Residents Inside China, generally referred to as Circular 75, which required PRC residents to register with the competent local SAFE branch before establishing or acquiring control over an offshore special purpose company, or SPV, for the purpose of engaging in an equity financing outside of China on the strength of domestic PRC assets originally held by those residents. Internal implementing guidelines issued by SAFE, which became public in June 2007 (known as Notice 106), expanded the reach of Circular 75 by (i) purporting to cover the establishment or acquisition of control by PRC residents of offshore entities which merely acquire "control" over domestic companies or assets, even in the absence of legal ownership; (ii) adding requirements relating to the source of the PRC resident's funds used to establish or acquire the offshore entity; (iii) covering the use of existing offshore entities for offshore financings; (iv) purporting to cover situations in which an offshore SPV establishes a new subsidiary in China or acquires an unrelated company or unrelated assets in China; and (v) making the domestic affiliate of the SPV responsible for the accuracy of certain documents which must be filed in connection with any such registration, notably, the business plan which describes the overseas financing and the use of proceeds. Amendments to registrations made under Circular 75 are required in connection with any increase or decrease of capital, transfer of shares, mergers and acquisitions, equity investment or creation of any security interest in any assets located in China to guarantee offshore obligations, and Notice 106 makes the offshore SPV jointly responsible for these filings. In the case of an SPV which was established, and which acquired a related domestic company or assets, before the implementation date of Circular 75, a retroactive SAFE registration was required to have been completed before March 31, 2006; this date was subsequently extended indefinitely by Notice 106, which also required that the registrant establish that all foreign exchange transactions undertaken by the SPV and its affiliates were in compliance with applicable laws and regulations. Failure to comply with the requirements of Circular 75, as applied by SAFE in accordance with Notice 106, may result in fines and other penalties under PRC laws for evasion of applicable foreign exchange restrictions. Any such failure could also result in the SPV's affiliates being impeded or prevented from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to the SPV, or from engaging in other transfers of funds into or out of China.

We believe our stockholders who are PRC residents as defined in Circular 75 have registered with the relevant branch of SAFE, as currently required, in connection with their equity interests in us and our acquisitions of equity interests in our PRC subsidiaries. However, we cannot provide any assurances that their existing registrations have fully complied with, and they have made all necessary amendments to their registration to fully comply with, all applicable registrations or approvals required by Circular 75. Moreover, because of uncertainty over how Circular 75 will be interpreted and implemented, and how or whether SAFE will apply it to us, we cannot predict how it will affect our business operations or future strategies. For example, our present and prospective PRC subsidiaries' ability to conduct foreign exchange activities, such as the remittance of dividends and foreign currency-denominated borrowings, may be subject to compliance with Circular 75 by our PRC resident beneficial holders. In addition, such PRC residents may not always be able to complete the necessary registration procedures required by Circular 75. We also have little control over either our present or prospective direct or indirect stockholders or the outcome of such registration procedures. A failure by our PRC resident beneficial holders or future PRC resident stockholders to comply with Circular 75, if SAFE requires it, could subject these PRC resident beneficial holders to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries' ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

Restrictions under PRC law on our PRC subsidiaries' ability to make dividends and other distributions could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our businesses.

Substantially all of our revenues are earned by our PRC subsidiaries. However, PRC regulations restrict the ability of our PRC subsidiaries to make dividends and other payments to their offshore parent company. PRC legal restrictions permit payments of dividend by our PRC subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. Each of our PRC subsidiaries is also required under PRC laws and regulations to allocate at least 10% of our annual after-tax profits determined in accordance with the accounting principles and the relevant financial regulations applicable to enterprises with limited liabilities established in the PRC to a statutory general reserve fund until the amounts in said fund reaches 50% of our registered capital. Allocations to these statutory reserve funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

The M&A Rule establishes more complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

On August 8, 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission, promulgated the Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the "M&A Rule"), which became effective on September 8, 2006. The M&A Rule establishes additional procedures and requirements that could make some acquisitions of Chinese companies by foreign investors more time-consuming and complex, including requirements in some instances that the PRC Ministry of Commerce be notified in advance of any change-of-control transaction and in some situations, require approval of the PRC Ministry of Commerce when a foreign investor takes control of a Chinese domestic enterprise. In the future, we may grow our business in part by acquiring complementary businesses, although we do not have any plans to do so at this time. The M&A Rule also requires PRC Ministry of Commerce anti-trust review of any change-of-control transactions involving certain types of foreign acquirers. Complying with the requirements of the M&A Rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the PRC Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Investors may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based upon U.S. laws, including the federal securities laws or other foreign laws against us or our management.

All of our current operations are conducted in China. Moreover, most of our current directors and officers are nationals or residents of China. All or a substantial portion of the assets of these persons are located outside the United States and in the PRC. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon these persons. In addition, uncertainty exists as to whether the courts of China would recognize or enforce judgments of U.S. courts obtained against us or such officers and/or directors predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in China against us or such persons predicated upon the securities laws of the United States or any state thereof.

An outbreak of a pandemic avian influenza, Severe Acute Respiratory Syndrome ("SARS") or other contagious disease may have an adverse effect on the economies of certain Asian countries and may adversely affect our results of operations.

During the past five years, large parts of Asia experienced unprecedented outbreaks of avian influenza caused by the H5N1 virus which, according to a report of the World Health Organization, or WHO, in 2004, "moved the world closer than any time since 1968 to an influenza pandemic with high morbidity, excess mortality and social and economic disruption." Currently, no fully effective avian flu vaccines have been developed and there is evidence that the H5N1 virus is evolving and an effective vaccine may not be discovered in time to protect against the potential avian flu pandemic. In the first half of 2003, certain countries in Asia experienced an outbreak of severe acute respiratory syndrome, or SARS, a highly contagious form of atypical pneumonia, which seriously interrupted the economic activities and the demand for goods plummeted in the affected regions. An outbreak of avian flu, SARS or other contagious disease or the measures taken by the governments of affected countries against such potential outbreaks, may seriously interrupt our production operations or those of our suppliers and customers, which may have a material adverse effect on our results of operations. The perception that an outbreak of avian flu, SARS or other contagious disease may occur again may also have an adverse effect on the economic conditions of countries in Asia.

Our production facilities are subject to risks of power shortages.

Many cities and provinces in the PRC have suffered serious power shortages since the second quarter of 2004. Many of the regional grids do not have sufficient power generating capacity to fully satisfy the increased demand for electricity driven by continual economic growth and persistent hot weather. Local governments have recently required local factories to temporarily shut down their operations or reduce their daily operational hours in order to reduce local power consumption levels. To date, our operations have not been affected by those administrative measures. However, there is a risk that our operations may be affected by those administrative measures in the future, thereby causing material production disruption and delay in delivery schedule. In such event, our business, results of operation and financial conditions could be materially adversely affected. We do not have any back-up power generation system. Although we have not experienced any power outages in the past, we may be adversely affected by any power outages in the future.

Under the New Enterprise Income Tax ("EIT") Law, we may be classified as a "resident enterprise" of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC stockholders.

China passed the New EIT Law and its implementing rules, both of which became effective on January 1, 2008. Under the New EIT Law, an enterprise established outside of China with "de facto management bodies" within China is considered a "resident enterprise," meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the New EIT Law define de facto management as "substantial and overall management and control over the production and operations, personnel, accounting, and properties" of the enterprise. Because the New EIT Law and its implementing rules are new, no official interpretation or application of this new "resident enterprise" classification is available. Therefore, it is unclear how tax authorities will determine tax residency based on the facts of each case.

If the PRC tax authorities determine that China BAK Battery, Inc. is a "resident enterprise" for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as interest on offering proceeds and non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Second, although under the New EIT Law and its implementing rules dividends paid to us from our PRC subsidiaries would qualify as "tax-exempt income," we cannot guarantee that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, it is possible that future guidance issued with respect to the new "resident enterprise" classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC stockholders and with respect to gains derived by our non-PRC stockholders from transferring our shares. We are actively monitoring the possibility of "resident enterprise" treatment for the 2008 tax year and are evaluating appropriate organizational changes to avoid this treatment, to the extent possible.

In addition, under the New CIT Law, dividends payable by a FIE to any of its foreign non-resident enterprise investors shall be subject to a 10% withholding tax, unless such foreign non-resident enterprise investor's jurisdiction of incorporation has signed a tax treaty or arrangement for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income with China that provides for a reduced rate of withholding tax on dividends. Since the PRC and Hong Kong have signed the above-mentioned tax arrangement for the avoidance of double taxation, and Shenzhen BAK, BAK Electronics and BAK Tianjin are wholly owned by BAK International, the dividends payable by each of Shenzhen BAK, BAK Electronics and BAK Tianjin to its foreign non-resident enterprise investors are expected to be subject to a 5% withholding tax pursuant to the China-Hong Kong double tax arrangement. However, dividends declared and paid from pre-January 1, 2008 distributable profits are grandfathered under the New EIT Law and are not subject to withholding tax.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities.

The PRC government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, import and export tariffs, environmental regulations, land use and property ownership rights, and other matters. We believe that our operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local governments of the jurisdictions in which we operate may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.

Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties or joint ventures.

Future inflation in China may inhibit our ability to conduct business profitably in China.

In recent years, the Chinese economy has experienced periods of rapid expansion and highly fluctuating rates of inflation. During the past ten years, the rate of inflation in China has been as high as 20.7% and as low as -2.2%. These factors have led to the adoption by the Chinese government, from time to time, of various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. High inflation may in the future cause the Chinese government to impose controls on credit and/or prices, or to take other action, which could inhibit economic activity in China, and thereby harm the market for our products.

We may be unable to complete a business combination transaction efficiently or on favorable terms due to complicated merger and acquisition regulations which became effective on September 8, 2006.

The recent PRC Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors governs the approval process by which a PRC company may participate in an acquisition of assets or equity interests. Depending on the structure of the transaction, the new regulation will require the PRC parties to make a series of applications and supplemental applications to the government agencies. In some instances, the application process may require the presentation of economic data concerning a transaction, including appraisals of the target business and evaluations of the acquirer, which are designed to allow the government to assess the transaction. The regulations also prohibit a transaction at an acquisition price obviously lower than the appraised value of the PRC business or assets and in certain transaction structures, require that consideration must be paid within defined periods, generally not in excess of a year. The regulation also limits our ability to negotiate various terms of the acquisition, including aspects of the initial consideration, contingent consideration, holdback provisions, indemnification provisions and provisions relating to the assumption and allocation of assets and liabilities. Transaction structures involving trusts, nominees and similar entities are prohibited. Government approvals will have expiration dates by which a transaction must be completed and reported to the government agencies. Compliance with the new regulations is likely to be more time consuming and expensive than in the past and the government can now exert more control over the combination of two businesses. Accordingly, due to the new regulation, our ability to engage in business combination transactions has become significantly more complicated, time consuming and expensive, and we may not be able to negotiate a business combination transaction that is acceptable to our stockholders or sufficiently protect their interests in a business combination transaction.

Risks Related to Our Common Stock

The market price for our common stock may be volatile.

The market price for our common stock may be highly volatile and could be subject to wide fluctuations in response to a variety of factors, some of which may be beyond our control. Factors affecting the trading price of our common stock include:

- the lack of depth and liquidity of the market for our common stock;
- actual or anticipated fluctuations in our quarterly operating results;
- announcements of new products or services by us or our competitors;
- changes in financial estimates by securities analysts;
- market conditions in our industry;
- changes in operations or market valuations of other companies in our industry;
- our sales of common stock;
- investor perceptions of us and our business;
- changes in the estimates of the future size and growth rate of our markets;
- market conditions in industries of our customers;
- announcements by our competitors of significant acquisitions;
- strategic partnerships, joint ventures or capital commitments;
- recruitment or departures of key personnel;

- potential litigation;
- any material weaknesses in our internal control over financial reporting; and
- the overall economy, geopolitical events, terrorist activities, or threats of terrorism.

In addition, the stock market in general has experienced significant price and volume fluctuations that have often been unrelated or disproportionate to the performance of listed companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. For example, the trading price of our common stock could decline in reaction to events that negatively affect other companies in our industry even if these events do not directly affect us at all.

In the past, many companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be a target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management's attention from other business concerns, which could seriously harm our business.

Our directors and executive officers, collectively, own approximately 33.5% of our outstanding common stock and may be able to control our management and affairs.

As of September 30, 2008, Mr. Xiangqian Li, our president and chief executive officer and chairman of our board, and our other executive officers and directors beneficially owned an aggregate of 33.5% of our outstanding common stock. As a result, our directors and executive officers, acting together, may be able to control our management and affairs, including the election of directors and approval of significant corporate transactions, such as mergers, consolidation, and sale of all or substantially all of our assets. Consequently, this concentration of ownership may have the effect of delaying or preventing a change of control, including a merger, consolidation or other business combination involving us, even if such a change of control would benefit our stockholders.

Provisions in our articles of incorporation and bylaws could entrench our board of directors and prevent a change in control.

Our articles of incorporation provide that at the request of at least 10% of our shares entitled to vote, we need to call a special meeting of stockholders. In addition, our bylaws (i) allow vacancies in the board of directors to be filled by a majority of the remaining directors, though less than a quorum, (ii) provide that no contract or transaction between us and one or more of our directors or officers is void if certain criteria are met, and (iii) provide that our bylaws may be amended or appealed at any meeting of the board of directors at which a quorum is present, by the affirmative vote of a majority of the directors present at such meeting. Collectively, these provisions may have the effect of entrenching our existing board members, discouraging or preventing a transaction including a change in control transaction where such transaction would be beneficial to our stockholders.

We are obligated to indemnify our officers and directors for certain losses they suffer.

To the fullest extent permitted by Chapter 78 of the Nevada Revised Statues, we may, if and to the extent authorized by our board of directors, indemnify our officers and any other persons who we have power to indemnify against liability, reasonable expense or other matter whatsoever. If we are required to indemnify any persons under this policy, we may have to pay indemnity in a substantial amount which we may be unable to recover at all.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 2. PROPERTIES.

We have completed the construction and put into use facilities measuring 218,178 square meters comprised of manufacturing facilities, warehousing and packaging facilities, dormitory space, dining halls and administrative offices at the BAK Industrial Park in Shenzhen. Of that space, approximately 120,000 square meters are manufacturing facilities. We have also completed the construction and put into use 17,867 square meters of manufacturing facilities in Tianjin. We are currently constructing 39,996 square meters of manufacturing and related facilities in Tianjin. At present, we have no significant payment obligations related to these facilities.

We believe that our existing facilities have met our current business needs and will meet the needs of our expanded operations.

The following table sets forth the breakdown of our facilities as of September 30, 2008 based on use and product type:

Shenzhen BAK facilities	Usage		Area (m^2)
Completed facilities	Manufacturing		
	Prismatic (steel-case)		27,776
	Prismatic (aluminum-case)		45,179
	Cylindrical		15,400
	Lithium polymer		13,888
	R&D and administrative		18,593
	Warehousing		19,087
	Workers' dormitory		46,124
	Other facilities		32,131
		Sub-total	**218,178**
BAK Tianjin facilities			
Completed facilities	Manufacturing		
	High-power lithium-phosphate		17,867
Facilities under construction	Manufacturing		
	High-power lithium-phosphate		25,966
	Workers' dormitory		6,616
	Dinning hall		7,304
	Other facilities		110
		Sub-total	**57,863**
	Total		**276,041**

According to the relevant PRC laws and regulations, a land use right certificate, along with government approvals for land planning, project planning, and construction must be obtained before the construction of any building is commenced. An ownership certificate will be granted by the government upon application under the condition that the aforementioned certificate and government approvals are obtained. We recently obtained the land use right to the tract of property on which we have constructed and on which we plan further construction of our manufacturing facilities and other related facilities in Shenzhen. While we have been constructing and have completed a substantial part of the construction of our facilities with the approval of the local government of Kuichong Township of Longgang District of Shenzhen, we understand it did not have the authority to grant us the land use rights certificate. However, the Company obtained approval for project planning and construction from the government of Shenzhen on June 20, 2007. Under an agreement with the government of Shenzhen for the acquisition of the land use rights to BAK Industrial Park dated June 29, 2007, effective June 2008, the government agreed to provide us with the land use rights certificate relating to BAK Industrial Park on the condition that the Company would pay it an additional $11,819,841. According to a notice received from the government of Shenzhen on June 6, 2008, the Company obtained government grants of $7,889,991 to subsidize this additional payment. As of September 30, 2008, the Company had fully paid the remaining cost of $3,929,850 and had obtained the land use rights certificate for BAK Industrial Park.

We are not able to insure our manufacturing facilities at BAK Industrial Park, our Tianjin facility, or our new Research and Development Test Centre to be constructed in Shenzhen, China, until we receive the required certificate of property ownership. Upon receipt of the certificate of property ownership, we intend to procure such insurance. The applications for the related certificates of property ownership rights are in process with respect to our facilities at BAK Industrial Park and Tianjin (see discussion of our Research and Development Test Centre below). As we have been granted the land use rights certificate to the premises presently occupied by the Company in BAK Industrial Park, there should be no legal barriers for us to obtain a property ownership certificate for this property. However, it is possible that the Shenzhen government may determine that even with our land use rights certificate, the buildings constructed at BAK Industrial Park were still constructed without the proper authority and must be vacated as illegitimate constructions, and we might be subject to penalties and fines. However, we believe that this possibility, while present, is remote.

As of September 30, 2007, we had fully paid the lease prepayment amount of $14.1 million for the acquisition of land use rights regarding our Tianjin facility. As of September 30, 2008, we had obtained the relevant land use rights certificate to this facility, and were in the process of obtaining the relevant property ownership rights certificate to this facility. Pursuant to our land use rights certificate relating to our Tianjin facility, the Tianjin government had requested that we complete construction of the Tianjin facility before September 30, 2008. As of September 30, 2008, we had not done so, and were in the process of negotiating with the relevant government bureau for the extension of the completion date.

As of September 30, 2007, we had paid the lease prepayment amount of $717,000 for the acquisition of land use rights for a new Research and Development Test Centre to be constructed in Shenzhen, China. As of September 30, 2008, we had obtained the relevant property ownership and land use rights certificate. Pursuant to the property ownership and land use rights certificate, we are required to complete at least 25% of the construction of the new Research and Development Test Centre facility by September 30, 2008. As of September 30, 2008, we had not done so, and were in the process of negotiating with the relevant government bureau for the extension of the completion date. In addition, according to the property ownership and land use rights certificate, such rights may not be pledged without the approval of the relevant government office. We are required to pledge our property ownership and land use rights certificate in relation to the new Research and Development Test Centre to China Development Bank pursuant to the loan agreement entered into with it. As of September 30, 2008, we were in the process of negotiating with the relevant government bureau for the requisite approval. In addition, the so-named "property ownership and land use rights certificate" relating to this facility that we were issued lacks certain terms relating to property ownership rights, which appears to indicate that the granting government has so far only granted us the relevant land use rights. As a result, this certificate may not be adequate evidence of our property ownership rights to this property. We anticipate that the government will re-grant this certificate with adequate property ownership indicia after we have satisfied the above construction requirement and followed certain procedures.

ITEM 3. LEGAL PROCEEDINGS.

Except as described below, we are not a party to any legal proceedings, nor are we aware of any threatened or contemplated proceedings which are expected to result in a material adverse effect on our financial position, or results of operation.

Patent Litigation. On September 12, 2006, Hydro-Quebec, a Canadian company, and the Board of Regents of the University of Texas System brought a federal patent infringement suit in the United States District Court for the Northern District of Texas against us. We had an agreement with A123Systems, which, as amended on August 18, 2005, terminated in accordance with its terms on August 30, 2007, under which we had agreed to manufacture products for A123Systems according to the specifications furnished by, and using the finished electrodes and other materials consigned by, A123Systems to us. The plaintiffs alleged that, by manufacturing rechargeable lithium cells for A123Systems for use in DeWalt 36-volt cordless power tools manufactured by Black & Decker Corporation, we had infringed two U.S. patents owned by and exclusively licensed to the plaintiffs. The plaintiffs seek injunctive relief and damages in an unspecified amount. If the court issues an adverse decision, we may be required to pay the plaintiffs substantial monetary damages, and we may be prohibited from future production of rechargeable lithium cells manufactured for A123Systems or be required to pay royalties to engage in any such production. The court has not yet issued a decision on this matter and we are unable to quantify the extent of any possible award of damages that might become payable by us.

Liquidated Damages Pursuant to September 2005 Registration Rights Agreement. We are liable for liquidated damages to certain shareholders whose shares were included in a resale registration statement on Form SB-2 that we filed pursuant to a registration rights agreement that we entered into with such shareholders in September 2005. Under the registration rights agreement, among other things, (a) if a registration statement filed pursuant thereto ceases to be effective after its effective date to cover the resale of the shares for more than 30 trading days or (b) if for any reason we are required to file an additional registration statement covering such shares, and we do not file such additional registration statement within 45 days after the time we first know, or reasonably should have known, that such registration statement would be required to be filed, then, while the relevant shares could not be put back to us, we would be liable to pay partial liquidated damages to those selling shareholders equal to 1.0% of the aggregate investment amount paid by those selling shareholders for the shares, and on each monthly anniversary thereafter, unless the event is cured by such date, an additional 1.5% on (except with respect to the first such event) a daily pro-rata basis.

On August 15, 2006, the SEC declared effective a post-effective amendment we filed on August 4, 2006 to terminate the effectiveness of the resale registration statement on Form SB-2 that included the resale of the shares held by those selling shareholders. Accordingly, as we were no longer eligible to file on Form SB-2, we were required to file an additional registration statement within 45 days after the termination of the effectiveness of the Form SB-2. On October 11, 2006, we filed a registration statement on Form S-1 that covers resale of the shares held by those shareholders, which was declared to be effective on October 19, 2006. Following the termination of the Form SB-2, our failure to file an additional registration statement within the period provided under the registration rights agreement triggered, for the first time, an obligation to pay liquidated damages to the selling shareholders of 1% of the aggregate investment amount paid by them for the shares, or $241,232, based on the formula specified in the registration rights agreement. Because the Form S-1 was filed by the one-month anniversary of the applicable filing date, the event was cured and no additional liquidated damages were incurred. We previously reported in our 2006 Form 10-K, and in our Quarterly Report on Form 10-Q for the quarter ended December 31, 2006 (the "12/31/06 Form 10-Q"), that liquidated damages totaling $487,946 were due from us in respect of such event based on an incorrect interpretation of the liquidated damages due under the registration rights agreement. Among other things, the amount was calculated on a pro rata daily basis although the event, the first under the registration rights agreement, was cured by its one-month anniversary date.

In addition, on December 8, 2006, we filed our 2006 Form 10-K. After the filing of the 2006 Form 10-K, our previously filed registration statement on Form S-1 was no longer available for resale by the selling shareholders whose shares were included in such Form S-1. A post-effective amendment to the Form S-1 covering resale by the selling shareholders was declared effective by the SEC on March 23, 2007. Our failure to have the post-effective amendment declared effective within the 30-trading-day time period provided under the registration rights agreement (i.e., by January 25, 2007), triggered, for the second time, an obligation to pay liquidated damages to the selling shareholders. We estimate that we are liable to those selling shareholders for liquidated damages related to this second event in the amount of approximately $810,000, such that the total current estimated liquidated damages relating to both events amounts to approximately $1 million.

As reported in our 2006 Form 10-K and our 12/31/06 Form 10-Q, we previously recorded charges in our statement of income and comprehensive income of $290,575 for the year ended September 30, 2006, and $197,371 for the quarter ended December 31, 2006, based on the original incorrect interpretation of the calculation of liquidated damages. Accordingly, the amounts recorded in excess of $241,232 (i.e., $246,714) have been applied to offset the charge related to the liquidated damages incurred related to the second event in the second fiscal quarter of 2007, and we have recorded an additional charge in the second fiscal quarter of 2007 relating to the additional liquidated damages incurred of $563,000. We have assessed the impact of the foregoing on the financial statements included in our 2006 Form 10-K and our 12/31/06 Form 10-Q, and have determined that the impact is not material. Accordingly, we do not intend to restate the financial information included in the 2006 Form 10-K or the 12/31/06 Form 10-Q; however, future filings will reflect the foregoing information. No liquidated damages have been paid pursuant to the registration rights agreement that we entered into in September 2005 as of the filing date of this Report.

Liquidated Damages Pursuant to November 2007 Registration Rights Agreement. We may be liable for liquidated damages to certain shareholders whose shares were included in a resale registration statement on Form S-3 that we filed pursuant to a registration rights agreement that we entered into with such shareholders in November 2007. Under the registration rights agreement, among other things, if a registration statement filed pursuant thereto has not been declared effective by the SEC by the 100th calendar day after the closing of our private placement on November 9, 2007, or the "Effectiveness Deadline", then we would be liable to pay partial liquidated damages to each such investor of (a) 1.5% of the aggregate purchase price paid by such investor for the shares it purchased in our November 2007 private placement on the one-month anniversary of the Effectiveness Deadline; (b) an additional 1.5% of the aggregate purchase price paid by such investor every thirtieth day thereafter (prorated for periods totaling less than thirty days) until the earliest of the effectiveness of the registration statement, the ten-month anniversary of the Effectiveness Deadline and the time that we are no longer required to keep such resale registration statement effective because either such shareholders have sold all of their shares or such shareholders may sell their shares pursuant to Rule 144 without volume limitations; and (c) 0.5% of the aggregate purchase price paid by such investor for the shares it purchased in our November 2007 private placement on each of the following dates: the ten-month anniversary of the Effectiveness Deadline and every thirtieth day thereafter (pro-rated for periods totaling less than thirty days), until the earlier of the effectiveness of the registration statement and the time that we are no longer required to keep such resale registration statement effective because either such shareholders have sold all of their shares or such shareholders may sell their shares pursuant to Rule 144 without volume limitations. Such liquidated damages would bear interest at the rate of 1% per month (prorated for partial months) until paid in full.

On December 21, 2007, pursuant to the registration rights agreement, we filed a registration statement on Form S-3, which was declared effective by the SEC on May 7, 2008. On August 26, 2008, we conducted a registered direct offering of 4,102,564 shares of common stock, at an offering price of $3.90 per share, in which the purchasers also received warrants to purchase up to 4,102,564 shares of common stock at an exercise price of $3.90 per share. With one exception, all of the investors that participated in our November 2007 private placement, or persons controlling them, participated in our August 2008 registered direct offering. We reduced each of these investors (or each such investor's participating affiliate's) purchase price by an amount that was at least equal to the amount that we determined that we may have been liable for as liquidated damages to such investor (or its participating affiliate). As a result, we estimate that liquidated damages incurred under the November 2007 registration rights agreement for the fiscal year ended September 30, 2008 to have totaled approximately $561,000, of which approximately $402,000 had been paid as of fiscal year end.

Make-Good Settlements. Beginning on March 13, 2008, we have entered into settlement agreements with certain investors in the January 20, 2005, private placement completed by the Company. Pursuant to the settlement agreements, we and such investors have agreed, without any admission of liability, to a settlement and mutual releases from all claims relating to the January 20, 2005 private placement, including all claims relating to 1,089,775 "make good shares" of our common stock that had been placed into escrow by Xiangqian Li, our chairman and chief executive officer, in connection with the January 20, 2005, private placement, as well as all claims, including claims for liquidated damages, relating to registration rights granted in connection with the January 20, 2005, private placement. Pursuant to the settlement agreements, we have made settlement payments to each of the settling investors of a number of shares of common stock equal to 50% of the number of "make good shares" such investor had claimed. Aggregate settlement payments amounted to 368,745 shares as of September 30, 2008, all of which were issued in the fiscal year ended September 30, 2008. Share payments to date have been made in reliance upon the exemptions from registration provided by Section 4(2) and/or other applicable provisions of the Securities Act of 1933, as amended. In accordance with the settlement agreements, we filed a registration statement covering the resale of such shares, which was declared effective by the SEC on June 26, 2008.

In accordance with the Delivery of Make Good Shares, Settlement and Release Agreement entered into with Mr. Li on October 22, 2007 (the "Li Settlement Agreement"), we may continue to negotiate with the investors who participated in the January 20, 2005, private placement in order to achieve a complete settlement of our obligations under the applicable agreements with such investors.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

On July 28, 2008, our 2008 annual meeting of stockholders was held. Proxies for the meeting were solicited pursuant to Regulation 14A under the Securities Act of 1933. At the meeting, the matters brought for stockholder vote were: (1) To elect five persons to the Board of Directors of the Company, each to serve until a successor is elected and qualified by the shareholders of the Company or until such person shall resign, be removed or otherwise leave office, (2) To ratify the selection by the Audit Committee of PKF as the Company's independent registered public accounting firm for the fiscal year ending September 30, 2008 and (3) To act upon a proposal to amend the Company's Stock Option Plan (the "Stock Option Plan") to (i) increase the number of shares of the Company's Common Stock available for grants of options and other stock-based awards under such plan and make a related amendment to Section 1.7 of such plan and (ii) amend the definition of "Fair Market Value". No other business was brought before the meeting. Stockholder votes that were cast for, against or withheld, as well as the number of abstentions and broker non-votes as to each director nominee were as follows:

Name of Director	For	Against	Withheld	Abstention	Broker Non-Votes
Xiangqian Li	27,139,849	38,269	-	454,561	-
Huanyu Mao	27,176,804	1,314	-	454,561	-
Richard B. Goodner	27,172,987	5,131	-	454,561	-
Charlene Spoede Budd	27,162,321	15,797	-	454,561	-
Chunzhi Zhang	27,170,887	7,231	-	454,561	-

27,258,020 votes for, 329,634 votes against, and 45,024 abstained were cast to ratify the selection by the Audit Committee of PKF as the Company's independent registered public accounting firm for the fiscal year ending September 30, 2008.

8,767,366 votes for, 780,076 votes against, and 22,880 abstained were cast to act upon the proposal to amend the Stock Option Plan.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Price Information for Our Common Stock

Since May 31, 2006, our common stock has been listed on the Nasdaq Global Market under the symbol "CBAK." Prior to that date, our common stock had been quoted on the Over-the-Counter Bulletin Board under the symbol "CBBT." On December 11, 2008, the last reported sales price of our common stock on the Nasdaq Global Market was $2.24 per share.

The following table sets forth, for the quarters indicated, the range of closing high and low bid prices of our common stock as reported by the Over-the-Counter Bulletin Board and the Nasdaq Global Market, as adjusted for all previously effected stock splits. These prices do not include retail markup, markdown or commission and may not represent actual transactions.

	Common Stock	
Quarter Ended	High	Low
Fiscal 2008		
December 31, 2007	$ 8.58	$ 3.58
March 31, 2008	$ 5.88	$ 3.16
June 30, 2008	$ 5.25	$ 3.60
September 30, 2008	$ 5.10	$ 3.50
Fiscal 2007		
December 31, 2006	$ 7.99	$ 5.81
March 31, 2007	$ 6.49	$ 3.25
June 30, 2007	$ 4.42	$ 3.05
September 30, 2007	$ 8.82	$ 3.36

Holders of Our Common Stock

As of December 11, 2008, there were 57,680,231 shares of our common stock outstanding. As of December 11, 2008, we had approximately 94 record holders of our capital stock.

Dividend Policy

We have never declared or paid any dividends, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

As we are a holding company, we rely on dividends paid to us by our subsidiaries in the PRC through our Hong Kong subsidiary, BAK International. In accordance with its articles of association, each of our subsidiaries in the PRC is required to allocate to its enterprise development reserve at least 10% of its respective after-tax profits determined in accordance with the PRC accounting standards and regulations. Each of our subsidiaries in the PRC may stop allocations to its general reserve if such reserve has reached 50% of its registered capital. Allocations to the reserve can only be used for making up losses and other specified purposes and may not be paid to us in forms of loans, advances, or cash dividends. Dividends paid by our PRC subsidiaries to BAK International, our Hong Kong subsidiary, will not be subject to Hong Kong capital gains or other income tax under current Hong Kong laws and regulations because they will not be deemed to be assessable income derived from or arising in Hong Kong.

Our board of directors has discretion on whether to pay dividends unless the distribution would render us unable to repay our debts as they become due, as provided in Chapter 78.288 of the Nevada Revised Statutes. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

Securities Authorized for Issuance Under Equity Compensation Plans

See Item 12. "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters — Securities Authorized for Issuance Under Equity Compensation Plans."

Recent Sales of Unregistered Securities

No securities were sold by the registrant during the fiscal year ended September 30, 2008 that were not registered under the Securities Act.

During the fiscal year ended September 30, 2008, the Company entered into a number of settlement agreements pursuant to which the Company issued to certain accredited investors an aggregate of 368,745 shares of the Company's common stock. For a discussion of the terms of the settlement agreements, see Part II, Item 3. "Legal Proceedings — Make Good Settlements" above.

On November 9, 2007, pursuant to a Securities Purchase Agreement dated November 6, 2007, we sold to certain accredited investors 3,500,000 shares of our common stock at $3.90 per share, which collectively represented approximately 6.6% of our issued and outstanding capital stock as of and immediately after consummation of the sale, for an aggregate purchase price of $13.65 million.

The foregoing shares were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act") for the offer and sale of securities not involving a public offering and Rule 506 of Regulation D promulgated thereunder. The investors who received the shares agreed that (a) they had access to all of the Company's information pertaining to the investment and were provided with the opportunity to ask questions and receive answers regarding the offering, (b) they were acquiring the shares for their own account for investment and not for the account of any other person and not with a view to or for any distribution within the meaning of the Securities Act and (c) they would not sell or otherwise transfer the purchased shares unless in compliance with state and federal securities laws. Each of the investors represented that they are accredited investors as defined in Rule 501(a) under the Securities Act and that there was no general solicitation or advertising in connection with the offer and sale of the securities.

Purchases of Our Equity Securities

No repurchases of our common stock were made during the fourth quarter of our fiscal year ended September 30, 2008.

ITEM 6. SELECTED FINANCIAL DATA.

Selected Consolidated Financial Data

The selected consolidated statement of income and comprehensive income data for the years ended September 30, 2006, 2007 and 2008 and the selected consolidated balance sheet data as of September 30, 2007 and 2008 are derived from our audited consolidated financial statements included elsewhere in this Report.

The selected consolidated balance sheet data as of September 30, 2004, 2005 and 2006, and the selected consolidated financial data for the years ended September 30, 2004 and 2005, are derived from our audited consolidated financial statements not included in this Report.

Through a share exchange on January 20, 2005, we acquired 100% of BAK International, which owns 100% of Shenzhen BAK. We accounted for this share exchange as a reverse acquisition and succeeded to and are considered to be a continuation of Shenzhen BAK's operations for the purpose of our financial statement presentation.

The following selected consolidated historical financial information should be read in conjunction with our consolidated financial statements and related notes and the information contained in Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of September 30,				
	2008	2007	2006[1]	2005	2004
	(in thousands, except per share data)				
Statement of Operations Data:					
Net revenues	$ 245,348	$ 145,861	$ 143,829	$ 101,922	$ 63,746
Cost of revenues	$ 214,442	$ 120,255	$ 104,196	$ 76,047	$ 50,294
Gross profit	$ 30,906	$ 25,606	$ 39,633	$ 25,875	$ 13,452
Operating expenses	$ 31,402	$ 21,025	$ 17,061	$ 10,391	$ 4,679
Operating (loss) / income	$ (496)	$ 4,581	$ 22,572	$ 15,484	$ 8,773
Finance costs, net	$ 11,021	$ 5,225	$ 1,888	$ 845	$ 454
Gain on trading securities	$ -	$ -	$ 279	$ -	$ -
Government grant income	$ 1,774	$ 1,035	$ -	$ -	$ -
Other (income) / expenses	$ (757)	$ 103	$ 205	$ 490	$ 10
Income taxes (benefits) / expenses	$ (1,045)	$ (195)	$ 593	$ 652	$ 507
Net (loss) / income	$ (7,941)	$ 483	$ 20,165	$ 13,497	$ 7,802
Other comprehensive income- Foreign currency translation adjustment	$ 15,261	$ 6,436	$ 2,443	$ 1,005	$ -[3]
Comprehensive income	$ 7,320	$ 6,919	$ 22,608	$ 14,502	$ 7,802
Net (loss) / income per share data[2] Basic and Diluted	$ (0.15)	$ 0.01	$ 0.41	$ 0.35	$ 0.25
Weighted average number of shares					
Basic	52,314	48,979	48,880	38,289	31,226
Diluted	52,314	49,442	48,913	38,409	31,226

(1) Prior to October 1, 2005, we applied the intrinsic-value method for stock-based award accounting, under which compensation expense is recorded only if on measurement day, which is generally the date of grant, the market price exceeded the exercise price. No stock-based compensation costs were recognized in fiscal year 2005. We adopted SFAS 123R commencing on October 1, 2005 using the modified prospective approval. Therefore, share-based compensation costs of $4.3 million, $2.6 million, and $3.8 million are recognized in fiscal years 2006, 2007, and 2008, respectively.

(2) Basic net income per share is computed by dividing net income by the weighted average number of shares outstanding for the period. Diluted net income per share reflects the potential dilution that could occur if currently outstanding securities or other contracts to issue shares were exercised or converted into shares.

(3) Less than $1,000.

	As of September 30,				
	2008	2007	2006	2005	2004
			(in thousands)		
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 35,707	$ 14,197	$ 21,100	$ 33,056	$ 3,212
Pledged deposits	$ 4,449	$ 4,595	$ 12,972	$ 19,392	$ 7,120
Trade accounts receivable, net	$ 82,740	$ 63,151	$ 64,332	$ 43,864	$ 21,018
Inventories	$ 67,583	$ 59,827	$ 47,389	$ 21,696	$ 29,536
Property, plant and equipment, net	$ 195,435	$ 145,123	$ 109,406	$ 65,751	$ 41,706
Lease prepayments, net	$ 31,782	$ 17,884	$ 3,161	$ 3,155	$ 4,003
Total assets	$ 424,047	$ 307,229	$ 259,655	$ 189,486	$ 109,155
Total current liabilities	$ 193,466	$ 150,926	$ 145,722	$ 98,944	$ 88,650
Short-term bank loans	$ 105,598	$ 89,871	$ 67,900	$ 39,545	$ 29,116
Long term liabilities	$ 63,509	$ 29,571	$ 305	$ 233	$ 75
Total liabilities	$ 256,975	$ 180,497	$ 146,027	$ 99,177	$ 88,725
Total stockholders' equity	$ 167,072	$ 126,732	$ 113,628	$ 90,309	$ 20,430
Total liabilities and owners' equity	$ 424,047	$ 307,229	$ 259,655	$ 189,486	$ 109,155

	As of September 30,				
	2008	2007	2006	2005	2004
			(in thousands)		
Other Consolidated Financial Data:					
Gross margin (1)	12.6%	17.6%	27.6%	25.4%	21.1%
Operating (loss) / margin (2)	(0.2%)	3.1%	15.7%	15.2%	13.8%
Net (loss) / margin (3)	(3.2%)	0.3%	14.0%	13.2%	12.2%
Capital expenditures	$ 51,228	$ 65,835	$ 41,382	$ 30,594	$ 28,254
Depreciation and amortization	$ 13,249	$ 8,912	$ 5,816	$ 3,581	$ 1,758
Net cash provided by / (used in) operating activities	$ 2,704	$ 2,986	$ (5,685)	$ 8,014	$ 3,593
Net cash used in investing activities	$ 50,551	$ 65,895	$ 41,416	$ 30,596	$ 28,300
Net cash provided by financing activities	$ 67,164	$ 55,244	$ 35,047	$ 52,363	$ 27,249

(1) Gross margin represents gross profit divided by revenues.

(2) Operating (loss) / margin represents operating (loss) / income divided by revenues.

(3) Net (loss) / margin represents net (loss) / income divided by revenues.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following management's discussion and analysis should be read in conjunction with our consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this Report. In addition to historical information, the following discussion contains certain forward-looking information. See "Forward Looking Statements" above for certain information concerning those forward looking statements. Our financial statements are prepared in U.S. dollars and in accordance with U.S. GAAP. See "—Exchange Rates" below for information concerning the exchange rates at which Renminbi were converted to U.S. dollars at various pertinent dates and for pertinent periods. References in this Report to a particular "fiscal" year are to our fiscal year ended on September 30.

Overview

We are one of the largest manufacturers of lithium-ion battery cells in the world, as measured by production output. Our battery cells are the principal component of rechargeable lithium-based batteries used to power the following applications:

- cellular phones — customer segments include OEM and replacement battery manufacturers;
- notebook computers;
- portable consumer electronics, such as digital media devices, portable media players, and PDAs; and
- cordless power tools and other products using high-power lithium-phosphate batteries, such as mining lamps, hybrid electric vehicles, and light electric vehicles.

Our products are packed into batteries by third-party battery pack manufacturers in accordance with the specifications of manufacturers of portable electronic end applications. We conduct all of our operations in China, in close proximity to China's electronics manufacturing base and its rapidly growing market.

Historically, we have primarily manufactured prismatic lithium-ion cells for the cellular phone replacement battery market and OEM market. Our products are packed into batteries by third-party battery pack manufacturers in accordance with the specifications of manufacturers of portable electronic applications.

At the request of our customers that order prismatic battery packs, we also engage pack battery manufacturers to assemble our prismatic cells into batteries for a fee and then sell battery packs to these customers both for the cellular phone battery replacement market and OEM markets. We expect that sales of prismatic battery packs in such a manner will represent a decreasing percentage of our revenues going forward.

We have recently expanded our product offerings by adding three new product lines:

- Cylindrical lithium-ion cells for use in notebook computers. We began commercial production of cylindrical cells for notebook computers in June 2006 using our new automated production line. We increased our manufacturing capacity in line with advancements in our manufacturing technology and increases in customer demand. As of September 30, 2008, we had installed and activated our second automated cylindrical cell production line. We also began the installation of our third and fourth automated cylindrical cell production lines, which are expected to be completed in the middle of calendar year 2009. Our batteries have passed all safety, reliability and performance tests by HP designated battery pack manufacturers, a significant step in our continuing efforts, pursuant to our non-binding Letter of Intent with HP, to reach a definitive agreement to supply lithium-ion battery cells to HP. During the past fiscal year, we began shipping cylindrical cells to a number of well-known Taiwan-based notebook computer and notebook computer battery companies, including notebook computer battery pack manufacturer Simplo and notebook computer maker, ASUSTek Computer, Inc., by way of third-party pack assembling companies.

- High-power, lithium-phosphate cells for use in cordless power tools and other applications. We began commercial production of lithium-phosphate cells at our Shenzhen facility for use in cordless power tools in October 2005, and for mining lamps in March 2007, at which point our lithium-phosphate cells passed certain related safety tests set by the Quality Supervision and Testing Center of Chemical and Physical Power Sources of the PRC's Ministry of Information Industry. In December 2006, a new subsidiary, BAK Tianjin, was incorporated to focus on the R&D, manufacturing and distribution of lithium-phosphate cells. We have since shifted all lithium-phosphate cells manufacturing machinery, equipment and personnel from our Shenzhen facility to our Tianjin facility. In October 2008, our Tianjin facility completed construction of its first lithium-phosphate cells production line, and initiated trial production of lithium-phosphate cells. The first shipment of its lithium-phosphate cells will be used in cordless power tools and mining lamps.

  We have also been engaging in the research and development of lithium-phosphate cells for use in light electric vehicles and hybrid electric vehicles, and have been actively seeking market opportunities for such applications.

- Lithium polymer cells for use in ultra-portable electronic devices, such as high-end cellular phones, PDAs, Bluetooth headsets, digital media players and digital audio players. We began commercial production of lithium polymer cells in September 2005. During the past fiscal year, we began shipping polymer cells to a number of well-known companies, including SanDisk, BBK, Changhong, and Gionee.

Demand for Lithium-Based Batteries

All of our products are lithium-based rechargeable battery cells. Rechargeable lithium-based battery cells, compared to other types of rechargeable battery cells based on nickel cadmium or nickel metal hydride chemistries, have a higher energy density, meaning a greater energy capacity relative to a given battery cell's weight and size. As a result, use of lithium-based batteries has risen significantly in portable electronic products. As the cost/power ratio of lithium-based batteries continues to improve, it is expected that its usage will also extend into other applications. End-product applications that are driving the demand for rechargeable lithium-based batteries include cellular phones, notebook computers, cordless power tools and portable consumer electronics.

Cellular Phones. Demand for batteries for cellular phones is driven by two factors. The first is the sales of new cellular phones. An OEM of cellular phones includes a battery with a new cellular phone. There is also a replacement market for cellular phone batteries. Demand in the replacement market is in turn driven by a number of factors. Often a consumer will purchase a second battery to carry as a spare. In addition, lithium-ion batteries have a finite life, so over time consumers will need to purchase a battery to replace the failed battery in their phone. As the number of active cellular phone subscribers increases, the number of replacement batteries sold increases. A market characteristic unique to the Chinese cellular phone market is that cell phones are often sold and resold during their useful life. Over time these cell phones require a replacement battery. Our customers for cellular phone battery cells fall into two segments:

- *OEM.* The OEMs manufacture mobile phone handsets. They purchase batteries to support their production of new cellular phones. They also purchase batteries to serve the replacement market which they sell under their own brand name.

- *Independent Battery Manufacturers.* These third party manufacturers compete against the OEM for a share of the replacement market. They typically sell their products under their own brand name or a private label.

Notebook Computers. Sales of notebook computers are driven by the increasing demand for mobile computing and the improved power and functionality of notebook computers. Lithium-based batteries have almost completely replaced nickel metal hydride batteries for notebook computers due to the increasing power of lithium-based batteries and demand for smaller lighter notebook computers.

Power Tools and Other Applications for High-Power Lithium-Phosphate Batteries. Power tools such as drills, saws and grinders are used for both commercial and personal use. Due to high power requirements, many power tools have historically used small combustion engines, used heavier nickel metal hydride batteries or relied on external power sources. However, since the beginning of 2005, most major tool manufacturers, including Milwaukee, DeWalt/Black & Decker, Metabo, Ridgid and Bosch, have begun to use lithium-based battery packs, in particular lithium-phosphate batteries, in their product lines. These manufacturers have taken advantage of both the increased power produced by lithium based batteries and the light weight of lithium based batteries by: (1) introducing more powerful products; (2) extending the life cycle of current products; or (3) decreasing the size of current products. The market for portable high-powered power tools and other applications for high-power lithium-phosphate batteries is rapidly growing and has prompted many users, both commercial and personal, to replace or upgrade their equipment.

Portable Consumer Electronics. This category includes digital audio players (such as MP3 players), digital still cameras, digital video cameras, portable DVD players, PDAs, BlackBerry devices, portable gaming systems and Bluetooth devices. There is a rapid trend to use lithium-based batteries in portable consumer electronics (both rechargeable and non-rechargeable) due to a desire for smaller, longer lasting devices.

Pressure from Increases in Costs of Raw Materials

In the near-term, we anticipate that we will continue to experience pressure due to increased costs, including the costs of raw materials and overhead, as well as the costs of additional anticipated capital improvements as we transition from primarily the replacement market industry to global first-tier OEM products. In the past year, the price of lithium cobalt dioxide, the primary cost component of our battery products, increased significantly. In response to this challenge, while we believe that we remain among the low-cost manufacturers in the industry, we are seeking to reduce the purchase costs of raw materials and other unit costs of production while pursuing opportunities to raise selling prices where it would benefit our financial results. We seek to achieve this by increasing our production capacity to give us greater economies of scale through higher bargaining power to secure a supply of materials and equipment at a lower cost, and a larger base for spreading out our fixed costs. Our ability to raise selling prices to transfer the cost increase pressure to our customers and maintain existing customers' satisfaction is critical to our profitability and future success in an increasingly price-sensitive market. Through sincere communication with our customers, we have raised the selling prices of some of our products since April 2008. In addition, we are seeking to identify alternative raw materials suppliers to the extent there are viable alternatives and to expand our use of alternative raw materials. Among other things, we have successfully developed the technology to use substitute materials to reduce the amount of lithium cobalt dioxide used in the manufacture of lithium-based cells. We have also restructured our operations in an effort to streamline corporate resources and improve internal efficiency, with a particular focus on manufacturing and sales.

Seasonality of Operating Results

Historically, our revenues were not materially impacted by seasonal variations. During the first several years of our operation, manufacturing capacities fell short of customer demands. As such, seasonality was minimal. Since we increased our manufacturing capacities, our revenues are now affected by seasonal variations in customer demand. We expect to experience seasonal lows in the demand for our products during the months of April to July, reflecting our customers' decreased purchases. On the other hand, we will generally experience seasonal peaks during the months of September to March, primarily as a result of increased purchases from our customers. Also, at various times during the year, our inventories may be increased in anticipation of increased demand for consumer electronics. The months of October and February tend to be seasonally low sales months due to plant closures for national holidays and the Chinese New Year in the PRC.

Controls and Procedures

First Restatement

In the course of the SEC review of registration statements on Form SB-2 (File Nos. 333-122209 and 333-130247), we restated on January 30, 2006, pursuant to Amendment No.1 to our annual report on Form 10-KSB for the fiscal year ended September 30, 2005, our consolidated balance sheet as of September 30, 2004, our consolidated statements of income and comprehensive income, our consolidated statements of cash flows and our consolidated statements of changes in shareholders' equity for the fiscal year ended September 30, 2004, and also extended or modified certain notes to these consolidated financial statements. This restatement arose out of accounting errors relating to (1) misclassification of cash transactions, (2) incorrect charging to our statements of income and comprehensive income for fiscal 2003 and 2004 for the deficit attributable to 1,152,456 shares outstanding prior to our reverse merger on January 20, 2005, and (3) incorrect presentation of depreciation expenses in the statement of income and comprehensive income. The restatement resulted in an increase in net cash from financing activities, a decrease in the amount of common stock outstanding and a corresponding increase in paid-in capital, and a decrease in gross profit for the fiscal year ended September 30, 2004 by $1,635,971, or approximately 11%.

Second Restatement

In the course of the SEC review of the registration statements referred to above, we determined that beginning with fiscal quarter ended December 31, 2005, we would no longer be considered a "small business issuer." We restated on March 29, 2006, pursuant to Amendment No.2 to our quarterly report on Form 10-Q for the quarter ended December 31, 2005, our consolidated balance sheet as of December 31, 2005, our consolidated statement of income and comprehensive income and our consolidated statement of cash flows for the three months ended December 31, 2005 to reflect the prospective adoption of SFAS 123R relating to the accounting for stock- based compensation commencing in the first quarter of our fiscal year ending September 30, 2006. Pursuant to the restatement, we recognized incremental share-based compensation expense of $711,512 in the quarter ended December 31, 2005. This restatement resulted in, among other things, a decrease in gross profit and net income per share for the first quarter of our fiscal year 2006.

Third Restatement

As reported in the current report on Form 8-K filed with the SEC on August 4, 2006, we changed our independent registered public accounting firm from Schwartz Levitsky Feldman LLP to KPMG. We engaged KPMG on May 15, 2006 to audit our previously reported financial statements for the fiscal years ended September 30, 2003, 2004 and 2005. During the course of the audit, KPMG notified our accounting staff of misstatements in our previously reported financial statements for the fiscal years ended September 30, 2003, 2004 and 2005 that required correction relating to: (1) the overstatement of interest expense because of an error in the application of accounting principles relating to interest capitalization, and the related understatement of property, plant and equipment, construction in progress and depreciation expense; (2) the incorrect charging to shareholders' equity for fiscal year 2005 of the provision for staff and workers' bonus and welfare fund instead of charging it to the statements of income and comprehensive income; (3) the overstatement of the provision for contributions to a social insurance plan because of a misinterpretation of the applicable PRC laws; (4) the understatement of our accumulated foreign-currency translation adjustment for fiscal 2005 included in comprehensive income and overstatement of our additional paid-in capital due to a calculation error during consolidation; (5) other misstatements identified, which were individually not material, including amounts related to amortization of lease prepayments, prepayments and other receivables, accrued expenses and other payables, cost of revenues, general and administrative expenses, finance costs, other expenses, and certain cash flow items, and (6) the consequential understatements or overstatements of income tax expenses. The net restatement adjustments resulting from these accounting misstatements resulted in an increase in our net income and earnings per share for the fiscal years 2003, 2004 and 2005, respectively.

Our management concluded that our disclosure controls and procedures were not effective as of September 30, 2006, because of the material weaknesses that had been identified and described in Item 9A. "Controls and Procedures" of our Annual Report on Form 10-K for the fiscal year ended September 30, 2006 (the "2006 Form 10-K"). Management believes that some appropriate measures have been implemented to remediate these weaknesses during the fiscal year 2007. Investors are directed to Item 9A of the 2006 Form 10-K for the description of these weaknesses.

As disclosed in our current report on Form 8-K filed with the SEC on April 3, 2007, as amended on April 11, 2007 and April 17, 2007, on March 28, 2007, we dismissed KPMG as our independent registered public accounting firm and appointed PKF as our independent registered public accounting firm, in each case effective April 1, 2007.

Our management has carried out an evaluation, with the participation and under the supervision of our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of September 30, 2008 covered by Management's Report on Internal Control over Financial Reporting. We have identified the following material weaknesses as of September 30, 2008:

- The Company did not maintain effective controls over the financial reporting process due to an insufficient complement of personnel with a level of accounting knowledge, experience and training in the application of U.S. GAAP commensurate with the Company's financial requirements. Additionally, the Company's senior management lacked an adequate level of accounting knowledge, experience and training in the application of U.S. GAAP, and did not implement adequate and proper supervisory review to ensure the consolidated financial statements were prepared in conformity with U.S. GAAP and with requirements of the U.S. Securities and Exchange Commission.

- The Company did not maintain effective controls over the accounting for construction in progress assets and the determination of depreciation expenses when the assets are ready for their intended use. Specifically, the Company did not have effective controls to track and assess the ready-for-intended-use status of the construction in progress assets to ensure the construction in progress assets being transferred to property, plant and equipment and the related commencement of depreciation expense was in accordance with U.S. GAAP.

See Item 9A. "Controls and Procedures" for a more detailed discussion of these material weaknesses.

Financial Statement Presentation

Net revenues. Our net revenues represent the invoiced value of our products sold, net of value added taxes, or VAT, sales returns, trade discounts and allowances. We are subject to VAT, which is levied on most of our products at the rate of 17% on the invoiced value of our products. Provision for sales returns are recorded as a reduction of revenue in the same period that revenue is recognized. The provision for sales returns represents our best estimate of the amount of goods that will be returned from our customers based on historical sales returns data.

The following table sets forth the breakdown of our net revenues by battery cell type for the periods indicated.

	Year ended September 30,		
	2008	2007	2006
		(in thousands)	
Prismatic cells			
Steel-case cells	$ 29,300	$ 34,869	$ 64,299
Aluminum-case cells	$ 130,110	$ 69,916	$ 49,514
Battery packs	$ 25,500	$ 11,798	$ 9,843
Cylindrical cells	$ 42,567	$ 3,422	$ 608
High-power lithium-phosphate cells	$ -	$ 20,562	$ 18,537
Lithium polymer cells	$ 17,871	$ 5,294	$ 1,028
Total	$ 245,348	$ 145,861	$ 143,829

Our net revenues have increased during the fiscal years 2006, 2007, and 2008, in part because of increased shipments as we ramped up our production capacity to meet customer demands for our products.

Cost of Revenues. Cost of revenues consists primarily of material costs, employee remuneration for staff engaged in production activity, share-based compensation, depreciation and related expenses that are directly attributable to the production of products. Cost of revenues also includes write-downs of inventory to lower of cost or market. Cost of revenues from the sales of battery packs includes the fees we pay to pack manufacturers for assembling our prismatic cells into battery packs.

The average unit costs of our products was higher in the fiscal year ended September 30, 2008, as compared to the fiscal years ended September 30, 2007 and 2006, mainly because the purchase cost of lithium cobalt dioxide increased. Lithium cobalt dioxide is the main material in our products, rechargeable lithium batteries. In addition, during the fiscal year ended September 30, 2008, there was a trend of increasing costs relating to overhead, other raw materials, transportation, labor, and other business costs. As a result, our gross profit, as a percentage of net revenues, decreased from 27.6% for the fiscal year ended September 30, 2006 and 17.6% for the fiscal year ended September 30, 2007 to 12.6% for the fiscal year ended September 30, 2008. Likewise, net loss for the fiscal year ended September 30, 2008 was $7.9 million as compared to net income of $483,000 for the fiscal year ended September 30, 2007 and net income of $20.1 million for the fiscal year ended September 30, 2006. We believe that the average price of lithium cobalt dioxide in the fiscal year ended September 30, 2008, which was approximately 65.2% higher than the average price of lithium cobalt dioxide during the same period of fiscal year 2007 and 118.7% higher than the average price of lithium cobalt dioxide during the same period of fiscal year 2006, will fluctuate and may continue to increase in the short run. To the extent that we are not able to fully reflect these increased costs in our prices or use alternative less costly materials, our gross profit, as a percentage of net revenues, may decrease.

Research and Development Expenses. Research and development expenses primarily comprise of remuneration for R&D staff, share-based compensation, depreciation and maintenance expenses relating to R&D equipment, and R&D material costs.

Sales and Marketing Expenses. Sales and marketing expenses consist primarily of remuneration for staff involved in selling and marketing efforts, including staff engaged in the packaging of goods for shipment, advertising cost, depreciation, share-based compensation and travel and entertainment expenses. We do not pay slotting fees to retail companies for displaying our products, engage in cooperative advertising programs, participate in buy-down programs or similar arrangements. No material estimates are required by management to determine our actual marketing or advertising costs for any period.

General and Administrative Expenses. General and administrative expenses consist primarily of employee remuneration, share-based compensation, professional fees, insurance, benefits, general office expenses, depreciation, liquidated damage charge and bad debt expenses.

Gain on Trading Securities. Gain on trading securities represents realized gain from purchases and sales of certain listed shares in open market of Hong Kong Stock Exchange. These transactions were concluded by BAK International Limited, our Hong Kong subsidiary. As of September 30, 2008, we and our subsidiaries do not hold any equity or debt securities on hand for trading purpose. We do not anticipate investment in trading securities to form an ongoing part of our treasury function.

Government Grant Income / Other Expenses / (Other Income). Government grant income for the year ended September 30, 2008 mainly consisted of receipt of grant funds to subsidize the interest expenses incurred by the Company in prior years for research and development activities, to reward Shenzhen BAK for its contributions to the Shenzhen area's economy, and to subsidize the payment for land use rights of BAK Industrial Park. No present or future obligation arises from the receipt of such amount.

Finance Costs, Net. Finance costs consist primarily of interest income, interest on bank loans, net of capitalized interest, and bank charges.

Income Taxes. Under PRC income tax laws and regulations, before January 1, 2008, a foreign-invested enterprise, or FIE, was generally subject to an enterprise income tax rate of 33.0%, which included a 30% state income tax and a 3.0% local income tax. However, from at least calendar year 2002 through calendar year 2007, an enterprise recognized as a "Manufacturing Enterprise Located in Special Economic Zone" under PRC tax law was entitled to a preferential income tax rate of 15%. Moreover, a foreign-invested manufacturing enterprise, starting from its first profitable calendar year after offset of accumulated taxable losses, was entitled to a two-year exemption from enterprise income tax followed by a three-year 50% reduction in its enterprise income tax rate. An enterprise qualified for such treatment may receive a further tax rate reduction related to the size of qualified capital contributions received. In addition, from at least calendar year 2002 through calendar year 2007, an enterprise qualified as an "advanced technology enterprise" under PRC tax law was also entitled to a 50% reduction of income taxes.

Shenzhen BAK and BAK Electronics are both registered and operate in Shenzhen, the PRC, and are each recognized as "Manufacturing Enterprise Located in Special Economic Zone". As a result, they have been entitled to a preferential enterprise income tax rate of 15%. In accordance with the relevant income tax laws, the profits of Shenzhen BAK and BAK Electronics were fully exempted from income tax for two years from the first profitable calendar year of operations after offset of accumulated taxable losses, followed by a 50% exemption for the immediate next three calendar years ("tax holiday").

The tax holiday of Shenzhen BAK commenced in 2002, the first calendar year in which Shenzhen BAK had assessable profit, and ended on December 31, 2006. In addition, due to our qualified capital contributions to Shenzhen BAK in both 2005 and 2006 and Shenzhen BAK's qualification as an advanced technology enterprise in 2007, Shenzhen BAK was granted a preferential income tax rate of 3.309%, 3.82% and 7.5% for calendar years 2005, 2006 and 2007, respectively. In accordance with the transition period of the new corporate income tax law (the "New CIT Law"), described below, Shenzhen BAK's income tax rate for the calendar years 2008, 2009, 2010 and 2011 is expected to be 18%, 20%, 22%, and 24%, respectively, and starting in calendar year 2012, it is expected to be subject to an income tax rate of 25%.

BAK Electronics, established in August 2005, has been eligible for the same preferential tax treatment previously applicable to Shenzhen BAK and was in the tax holiday and fully exempt from any enterprise income tax for calendar years 2006 and 2007 followed by a three-year 50% reduction in its enterprise income tax rate. In addition, pursuant to the transition period of the New CIT Law, described below, and before considering the above-mentioned 50% reduction, BAK Electronics' income tax rates for calendar years 2008, 2009, 2010, and 2011 are expected to be 18%, 20%, 22%, and 24%, respectively, and starting in calendar year 2012, it is expected to be subject to an income tax rate of 25%. Therefore, BAK Electronics' income tax rate after consideration of its tax holiday is expected to be 9%, 10%, 11%, and 24% for the calendar years 2008, 2009, 2010, and 2011, respectively, and starting in calendar year 2012, it is expected to be subject to an income tax rate of 25%.

Shenzhen BAK and BAK Electronics received in aggregate a tax benefit of $193,403 pursuant to their tax holiday for the fiscal year ended September 30, 2008, or $0.004 per basic share.

BAK Tianjin is currently exempted from any enterprise income tax due to cumulative tax losses.

On March 16, 2007, the National People's Congress of the PRC determined to adopt the New CIT Law. The New CIT Law unifies the application scope, tax rate, tax deduction and preferential policy for both domestic enterprises and FIEs. The New CIT Law became effective on January 1, 2008. According to the New CIT Law, the applicable income tax rate for Shenzhen BAK, BAK Electronics and BAK Tianjin will be 25% after their preferential tax holidays and the transition period have ended. During the transition period, tax rates for subject entities are expected to be 18%, 20%, 22%, and 24% for the calendar years 2008, 2009, 2010, and 2011, respectively, before the application of applicable tax holidays or other tax preferences.

Our Canada subsidiary, BAK Canada, is subject to Canada profits tax at the rate of 38%. However, because it does not have any assessable income derived from or arising in Canada, it has not paid any Canada profits tax.

Our German subsidiary, BAK Europe, is subject to Germany's profits tax at the rate of 25%. However, because it does not have any assessable income derived from or arising in Germany, it has not paid any German profits tax.

Our India subsidiary, BAK India, is subject to India profits tax at the rate of 30%. However, because it does not have any assessable income derived from or arising in India, it has not paid any Indian profits tax.

Our Hong Kong subsidiary, BAK International, is subject to Hong Kong profits tax at the rate of 16.5%. However, because it does not have any assessable income derived from or arising in Hong Kong, it has not paid any Hong Kong profits tax.

Our effective tax rate was 2.9% for the fiscal year ended September 30, 2006, and our effective tax benefit rate was 67.9% and 11.6% for the fiscal years ended September 30, 2007 and 2008, respectively.

Pursuant to the Provisional Regulation of China on Value Added Tax and its implementing rules, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in China are generally required to pay VAT at a rate of 17.0% of the gross sales proceeds received, less any deductible VAT already paid or borne by the taxpayer. Further, when exporting goods, the exporter is entitled to some or all of the refund of VAT that it has already paid or borne. Our imported raw materials that are used for manufacturing export products and are deposited in bonded warehouses are exempt from import VAT.

Results of Operations

The following sets forth certain income statement information for the fiscal years ended September 30, 2006, 2007 and 2008.

	Fiscal year ended September 30,								
	2008			2007			2006		
		All amounts	As a percentage of net revenues		All amounts	As a percentage of net revenues		All amounts	As a percentage of net revenues
	(in thousands of dollars, except percentages)								
Statement of operations data:									
Net revenues	$	245,348	100%	$	145,861	100%	$	143,829	100%
Cost of revenues	$	214,442	87.4%	$	120,255	82.4%	$	104,196	72.4%
Gross profit	$	30,906	12.6%	$	25,606	17.6%	$	39,633	27.6%
Operating expenses:									
Research and development expenses	$	6,252	2.5%	$	3,957	2.7%	$	2,935	2.0%
Sales and marketing expenses	$	5,803	2.4%	$	4,696	3.2%	$	5,055	3.5%
General and administrative expenses	$	19,347	7.9%	$	12,372	8.5%	$	9,071	6.3%
Total operating expenses	$	31,402	12.8%	$	21,025	14.4%	$	17,061	11.9%
Operating (loss) / income	$	(496)	(0.2%)	$	4,581	3.2%	$	22,572	15.7%

Finance Costs, Net	$	11,021	4.5%	$	5,225	3.6%	$	1,888	1.3%
Other (income) / expenses	$	(757)	(0.2%)	$	103	0.1%	$	205	0.1%
Gain on trading securities	$	-	-%	$	-	-	$	279	0.2%
Government grant income	$	1,774	0.7%	$	1,035	0.7%	$	-	-
Income taxes (benefits) / expenses	$	(1,045)	(0.4%)	$	(195)	(0.1%)	$	593	0.4%
Net (loss) / income	$	(7,941)	(3.2%)	$	483	0.3 %	$	20,165	14.0 %

Results of operations for the fiscal year ended September 30, 2008 as compared to the fiscal year ended September 30, 2007.

Net Revenues. Net revenues increased to $245.3 million for the fiscal year ended September 30, 2008 as compared to $145.9 million for the same period of the prior year, an increase of $99.4 million or 68.2%.

- Net revenues from the sales of steel-case cells decreased to $29.3 million in the year ended September 30, 2008 from $34.9 million in the same period in 2007, a decrease of $5.6 million or 16.0%, due to our strategic reduction of steel-case cell production in order to increase our aluminum-case cell production capacity, to facilitate our transition from the secondary market to the OEM market, and to capitalize on the greater benefits of aluminum-case cells. During the year ended September 30, 2008, the price and profit margin of steel-case cells were lower than those of aluminum-case cells, and market demand for aluminum-case cells was stronger than that for steel-case cells. As a result, we expect to continue to increase our production of aluminum-case cells and decrease our production of steel-case cells. We expect that this shift will positively impact our revenue.

- Net revenues from the sales of aluminum-case cells increased to $130.1 million in the year ended September 30, 2008 from $69.9 million in the same period in 2007, an increase of $60.2 million or 86.1%, due to a 65.5% increase in sales volume, driven by increased sales to the OEM market in the PRC, and a 12.5% increase in our average selling price.

- Net revenues from sales of battery packs increased to $25.5 million in year ended September 30, 2008 from $11.8 million in the same period in 2007, an increase of $13.7 million or 116.2%, due to a 73.7% increase in sales volume and a 24.4% increase in average selling price, driven by increased sales to the OEM market in the PRC.

- Net revenues from the sales of cylindrical cells increased to $42.6 million in the year ended September 30, 2008 from $3.4 million in the same period in 2007, an increase of $39.2 million or 1143.9%, due to a 213.1% increase in sales volume and a 70.5% increase in average selling price, driven by increased exports.

- We also sold $17.9 million of lithium polymer cells for the year ended September 30, 2008, compared to $5.3 million of lithium polymer cells in the same period in 2007, an increase of $12.6 million or 237.5%, due to our ability to meet additional demand by increasing production.

- We had no sales of high-power lithium-ion for the year ended September 30, 2008, compared to $20.6 million in the same period in 2007, primarily due to the termination of our manufacturing agreement with A123Systems in August 2007. We are actively seeking new markets; such as the markets for mining lamps, hybrid electric vehicles; and light electric vehicles, for our high-power lithium-ion cells.

Cost of Revenues. Cost of revenues increased to $214.4 million for the year ended September 30, 2008, as compared to $120.3 million for the same period in 2007, an increase of $94.1 million or 78.3%. The increase in cost of revenues was mainly due to a significant increase in the cost of lithium cobalt dioxide, the main raw material in our products.

As a result, gross profit for the year ended September 30, 2008 was $30.9 million or 12.6% of net revenues as compared to gross profit of $25.6 million or 17.6% of net revenues for the same period in 2007. The decrease in gross profit as a percentage of net revenues was primarily due to the significant increase in the cost of lithium cobalt dioxide.

Research and Development Expenses. Research and development expenses increased to $6.3 million for the year ended September 30, 2008, as compared to $4.0 million for the same period in 2007. Salaries related to R&D staff increased to $2.4 million from $1.3 million for the same period of the prior year, an increase of $1.1 million, primarily due to our hiring of additional R&D professionals. Share-based compensation included in R&D expenses increased by $267,000 due to new stock options granted to the employees in our R&D department on June 25, 2007, January 28, 2008 and May 29, 2008. The cost of depreciation, mainly concerning R&D equipment at BAK Canada and BAK Tianjin, increased by $172,000, and the cost of research materials increased by $259,000.

Sales and Marketing Expenses. Sales and marketing expenses increased to $5.8 million for the year ended September 30, 2008 as compared to $4.7 million for the same period in 2007, an increase of $1.1 million or 23.6%, primarily due to a $380,000 increase in salaries and a $614,000 increase in packing expenses due to increased sales. Share-based compensation included in sales and marketing expenses decreased by $89,000. As a percentage of revenues, sales and marketing expenses have decreased to 2.4% for the year ended September 30, 2008, from 3.2% for the same period in 2007.

General and Administrative Expenses. General and administrative expenses increased to $19.3 million, or 7.9% of revenues, for the year ended September 30, 2008 as compared to $12.4 million, or 8.5% of revenues, for the same period in 2007, an increase of $7.0 million or 56.4%. Share-based compensation included in general and administrative expenses increased by $899,000 due to new stock options granted to the employees in our general administration department on June 25, 2007, January 28, 2008 and May 29, 2008. We also recognized an exchange loss of $1.3 million for the year ended September 30, 2008. Salaries and welfare increased by $1.3 million in the aggregate due to an increase in average salaries paid. Audit fee, legal fee and consultant fee also increased by US$442,000 due to two securities offerings consummated on November 9, 2007 and August 26, 2008, respectively.

We are liable for liquidated damages to certain shareholders whose shares were included in a resale registration statement on Form SB-2 that we filed pursuant to a registration rights agreement that we entered into with such shareholders in September 2005. On August 15, 2006, the SEC declared effective a post-effective amendment that we had filed on August 4, 2006, terminating the effectiveness of a resale registration statement on Form SB-2 that had been filed pursuant to a registration rights agreement with certain shareholders to register the resale of shares held by those shareholders. In addition, on December 19, 2006, we filed the 2006 Form 10-K. After the filing of the 2006 Form 10-K, our previously filed registration statement on Form S-1 was no longer available for resales by the selling shareholders whose shares were included in such Form S-1. Under the registration rights agreement, those selling shareholders became eligible for liquidated damages relating to the above two events totaling approximately $1 million from us. We therefore recognized in general and administrative expenses an amount of $760,000 as liquidated damages for the year ended September 30, 2007, as compared to the approximately $561,000 recognized as liquidated damages for the year ended September 30, 2008 described below. Please see Part I, Item 3. "Legal Proceedings — Liquidated Damages Pursuant to September 2005 Registration Rights Agreement" for a further description of these liquidated damages and related accounting treatment.

In addition, we are liable for liquidated damages to certain shareholders whose shares were included in a resale registration statement on Form S-3 that we filed pursuant to a registration rights agreement that we entered into with such shareholders in relation to a private placement that we closed in November 2007. The SEC did not declare this registration statement effective by a certain date, and under the November 2007 registration rights agreement, the included selling shareholders became eligible for liquidated damages of approximately $561,000 as of September 30, 2008. Please see Part I, Item 3. "Legal Proceedings — Liquidated Damages Pursuant to November 2007 Registration Rights Agreement" for a further description of these liquidated damages. We therefore recognized in general and administrative expenses an amount of approximately $561,000 for the liquidated damages for the fiscal year ended September 30, 2008, as compared to approximately $760,000 for the same period in 2007.

As described under Part I, Item 3. "Legal Proceedings — Make Good Settlements" we have entered into settlement agreements pursuant to which we have issued shares to certain shareholders that purchased shares in a January 20, 2005 private placement transaction in settlement of claims related to the private placement, including claims for liquidated damages. Pursuant to the settlement agreements, the claims of each shareholder are released as of the applicable "release date" which occurred on June 26, 2008, the date the resale registration statement we filed relating to resales by the settling shareholders of the shares issued pursuant to the settlement agreement was declared effective by the SEC. We expect such settlements may result in gains in one or more future periods in accordance with their waivers of claims to liquidated damages.

Operating Income / (Loss). As a result of the above, operating loss totaled $497,000 for the year ended September 30, 2008, as compared to operating income of $4.6 million for the same period of the prior fiscal year, a decrease of $5.1 million or 110.8%. As a percentage of net revenues, operating loss was 0.2% for the year ended September 30, 2008, as compared to operating income of 3.2% for the same period of the prior fiscal year.

Finance Costs, Net. Finance costs, net, increased to $11.0 million for the year ended September 30, 2008 as compared to $5.2 million for the same period of the prior year, an increase of $5.8 million or 110.9%. We had $105.6 million in short-term bank loans maturing in less than one year, $8.8 million in long-term bank loans maturing within one year, and $55.7 million in other long-term bank loans maturing in more than one year, outstanding as of September 30, 2008, as compared to $89.9 million in short-term bank loans maturing in less than one year and $29.3 million in long-term bank loans maturing in more than one year, outstanding as of September 30, 2007. The increase in net finance costs is also attributable to the increase in average bank loan interest rates on both our short-term and long-term bank loans and the increase in outstanding principal for both our short-term and long-term bank loans.

Government Grant Income/Other Expenses/(Other Income). Government grant income was $1.7 million for the year ended September 30, 2008 as compared to $1.0 million for the same period of 2007. Government grant income for the year ended September 30, 2008 mainly consisted of government grant funds of $1.0 million to subsidize the interest expenses incurred by the Company in prior years for R&D activities, of $492,000 to reward Shenzhen BAK for its contributions to the Shenzhen area's economy, and the receipt of grant funds from the Shenzhen Government to subsidize the payment of land use rights for BAK Industrial Park. No present or future obligation arises from the receipt of such government subsidies. Government grant income was $1.0 million for the year ended September 30, 2007. Government grant income for the year ended September 30, 2007 mainly consisted of receipt of grant funds of $777,000 to subsidize the interest expenses incurred by the Company in prior years for research and development activities and $257,000 represented the refund of a value-added tax paid by Shenzhen BAK in prior years in light of Shenzhen BAK's qualification as a new and high technology enterprise.

Income Tax Expenses / (Benefit). Income tax benefit was $1.0 million for the year ended September 30, 2008, as compared to $195,000 for the same period of 2007. The increase was attributable to a deferred tax provision for the year ended September 30, 2008.

Net Income / (Loss). As a result of the foregoing, we had a net loss of $7.9 million for the year ended September 30, 2008, compared to a net income of $483,000 million for the same period of 2007.

Results of operations for the fiscal year ended September 30, 2007 as compared to the fiscal year ended September 30, 2006.

Net Revenues. Net revenues increased to $145.9 million for the year ended September 30, 2007 as compared to $143.8 million for the same period of the prior year, an increase of $2.1 million or 1.5%.

- Net revenues from the sales of steel-case cells decreased to $34.9 million in the year ended September 30, 2007 from $64.3 million in the same period in 2006, a decrease of $29.4 million or 45.7%. During fiscal year 2007, we gradually decreased the production of steel-case cells and increased the production of aluminum-case cells, primarily due to the price difference and market demand. The price and profit margin of steel-case cells were lower than those of aluminum-case cells. In addition, market demand for aluminum-case cells was stronger than for steel-case cells because of the former's higher safety and performance as compared to steel-case cells.

- Net revenues from the sales of aluminum-case cells increased to $69.9 million in the year ended September 30, 2007 from $49.5 million in the same period in 2006, an increase of $20.4 million or 41.2%, due to an increase in sales volume of 28.3% driven by increased sales to OEM market in the PRC and an increase in average selling price of 10.1% as the result of a change in the type of the aluminum-case cells.

- Net revenues from sales of battery packs increased to $11.8 million in year ended September 30, 2007 from $9.8 million in the same period in 2006, due to an increase in sales volume of 47.8% driven by increased sales to the OEM market in the PRC and offset by a decrease in our average selling price of 18.9%.

- Net revenues from the sales of high-power lithium-ion cells increased to $20.6 million in the year ended September 30, 2007 from $18.5 million in the same period in 2006, an increase of $2.0 million or 10.9%, due to an increase in sales volume of 32.7% driven by increased export sales and offset by a decrease in average selling price of 16.4%.

- We also sold $5.3 million of lithium polymer cells and $3.4 million of cylindrical cells in the year ended September 30, 2007, compared to $1.0 million of lithium polymer cells and $608,000 of cylindrical cells in the same period in 2006 due to our ability to satisfy additional demand with our new production line.

Cost of Revenues. Cost of revenues increased to $120.3 million for the year ended September 30, 2007, as compared to $104.2 million for the same period in 2006, an increase of $16.1 million or 15.5%. The increase in cost of revenues was mainly attributable to a significant increase in the purchase cost of lithium cobalt dioxide and significantly increased depreciation charges with the completion of two new production lines.

During fiscal year 2007, the average market price of cobalt was approximately $27.20 per pound, an increase of approximately $9.90 or 60.7% from approximately $16.30 per pound in fiscal year 2006. As a result, there was an increase in the market price of lithium cobalt dioxide, which mainly consists of cobalt. In fiscal 2007, the average market price of lithium cobalt dioxide increased over 30% from fiscal 2006. Lithium cobalt dioxide is the main material in our products, rechargeable lithium batteries. As a result, our cost of revenues increased significantly. We expect that the price of lithium cobalt dioxide will fluctuate but that the general trend overall will be for prices to increase over time.

In addition, during fiscal 2007, we constructed two new production lines, an automated prismatic cells production line and an automatic cylindrical production line. These production lines were constructed to target the OEM market. A substantial quantity of equipment was purchased for these two new production lines, which resulted in an approximately $2.0 million increase in depreciation charges.

As a result, gross profit for the year ended September 30, 2007 was $25.6 million or 17.6% of net revenues as compared to gross profit of $39.6 million or 27.6% of net revenues for the same period in 2006.

Research and Development Expenses. Research and development expenses increased to $4.0 million for the year ended September 30, 2007, as compared to $2.9 million for the same period in 2006. Share-based compensation included in research and development expenses was $1.0 million for the year ended September 30, 2007. Research and development material expenses increased by $514,000 due to certain new research projects of BAK Canada. Salaries related to research increased to $1.3 million from $702,000 for the same period of the prior year, an increase primarily due to our hiring of additional research professionals.

Sales and Marketing Expenses. Sales and marketing expenses decreased to $4.7 million for the year ended September 30, 2007 as compared to $5.1 million for the same period in 2006, a decrease of $359,000 or 7.1%. As a percentage of revenues, sales and marketing expenses have decreased slightly to 3.2% for the year ended September 30, 2007, from 3.5% for the same period in 2006. Share-based compensation was $224,000 for the year ended September 30, 2007, a decrease of $514,000 from $738,000 for the same period in 2006. On September 28, 2006, options to purchase a total of 1,400,000 shares of common stock were cancelled and on December 26, 2006, a total of 914,994 shares of restricted stock were granted as replacement awards. Pursuant to SFAS 123R, we also measured the employee share-based compensation at grant-date fair value as of December 26, 2006 and recognized compensation expense over the remained vesting period.

General and Administrative Expenses. General and administrative expenses increased to $12.4 million, or 8.5% of revenues, for the year ended September 30, 2007 as compared to $9.1 million, or 6.3% of revenues, for the same period in 2006, an increase of $3.3 million or 36.4%. Depreciation charges increased by $1.0 million due to the completion of additional facilities in our industrial park. Bad debt expenses increased by $2.4 million primarily due to a provision charged for one customer after we had assessed the collection of accounts receivables from this customer during the third quarter of 2007.

We are liable for liquidated damages to certain shareholders whose shares were included in a resale registration statement on Form SB-2 that we filed pursuant to a registration rights agreement that we entered into with such shareholders in September 2005. On August 15, 2006, the SEC declared effective a post-effective amendment that we had filed on August 4, 2006, terminating the effectiveness of a resale registration statement on Form SB-2 that had been filed pursuant to a registration rights agreement with certain shareholders to register the resale of shares held by those shareholders. In addition, on December 19, 2006, we filed the 2006 Form 10-K. After the filing of the 2006 Form 10-K, our previously filed registration statement on Form S-1 was no longer available for resales by the selling shareholders whose shares were included in such Form S-1. Under the registration rights agreement, those selling shareholders became eligible for liquidated damages relating to the above two events totaling approximately $1 million from us. We therefore recognized in general and administrative expenses an amount of $760,000 as liquidated damages for the year ended September 30, 2007, as compared to $290,575 for the year ended September 30, 2006. Please see Part I, Item 3. "Legal Proceedings — Liquidated Damages Pursuant to September 2005 Registration Rights Agreement" for a further description of these liquidated damages and related accounting treatment.

Operating Income. As a result of the above, operating income totaled $4.6 million for the year ended September 30, 2007 as compared to operating income of $22.6 million for the same period in the prior year, a decrease of $18.0.million or 79.6%. As a percentage of net revenues, operating income was 3.2% for the year ended September 30, 2007 as compared to 15.7% for the same period of the prior year.

Finance Costs, Net. Finance costs, net, increased to $5.2 million for the year ended September 30, 2007 as compared to $1.9 million for the same period of the prior year, an increase of $3.3 million or 176.7%. We had $89.9 million in short-term loans and $29.3 million of long-term bank loans as of September 30, 2007 as compared to $67.9 million in short-term loans and no long-term loans outstanding as of September 30, 2006.

Government Grant Income/Other Expenses. Government grant income was $1.0 million for the year ended September 30, 2007 as compared to other expenses of $205,000 for the same period of 2006. Government grant income for the year ended September 30, 2007 mainly consisted of receipt of grant funds of $777,000 to subsidize the interest expenses incurred by the Company in prior years for research and development activities and $257,000 represented the refund of a value-added tax paid by Shenzhen BAK in prior years in light of Shenzhen BAK's qualification as a new and high technology enterprise. No present or future obligation arises from the receipt of such government subsidies. There was no comparable income in the same period of the prior year.

Income Tax Expenses / (Benefit). Income tax benefit was $195,000 for the year ended September 30, 2007, as compared to income tax expense of $593,000 for the same period of 2006. The change was mainly the result of decreased profit before tax and the impact of deferred tax during the fiscal year 2007.

Net Income. As a result of the foregoing, we decreased our net income to $483,000 for the year ended September 30, 2007 from $20.2 million for the same period of the prior year.

Liquidity and Capital Resources

We have historically financed our liquidity requirements from a variety of sources, including short-term bank loans, long-term bank loans and bills payable under bank credit agreements, sale of bills receivable and issuance of capital stock. As of September 30, 2008, we had cash and cash equivalents of $35.7 million, as compared to $14.2 million as of September 30, 2007. In addition, we had pledged deposits amounting to $4.4 million and $4.6 million at September 30, 2008 and September 30, 2007, respectively. Typically, banks will require borrowers to maintain deposits of approximately 20% to 100% of the outstanding loan balances and bills payable. The individual bank loans have maturities ranging from three to twelve months which coincides with the periods the cash remains pledged to the banks.

We had access to $152.9 million in short-term credit facilities and $67.5 million in long-term credit facilities as of September 30, 2008. As of September 30, 2008, the principal outstanding amounts under our credit facilities included short-term bank loans of $105.6 million, long-term bank loans of $8.8 million maturing within one year and long-term bank loans of $55.7 million maturing in over one year, and bills payable of $6.5 million, leaving $40.7 million of short-term funds and $2.9 million of long-term funds available for additional cash needs. In addition, on July 10, 2008, our $60 million shelf registration statement was declared effective by the SEC, pursuant to which we have issued $16 million in securities, giving us the potential to raise up to an additional aggregate $44 million in gross proceeds from future equity financings.

The following table sets forth a summary of our cash flows for the periods indicated:

		Year ended September 30,				
		2008		2007		2006
				(In thousands)		
Net cash provided by / (used in) operating activities	$	2,704	$	2,986	$	(5,685)
Net cash used in investing activities	$	(50,551)	$	(65,895)	$	(41,416)
Net cash provided by financing activities	$	67,164	$	55,244	$	35,047
Effect of exchange rate changes on cash and cash equivalents	$	2,193	$	762	$	98
Net increase/(decrease) in cash and cash equivalents	$	21,510	$	(6,903)	$	(11,956)
Cash and cash equivalents at the beginning of period	$	14,197	$	21,100	$	33,056
Cash and cash equivalents at the end of period	$	35,707	$	14,197	$	21,100

Operating Activities

Net cash provided by operating activities was $2.7 million in the year ended September 30, 2008 compared with net cash provided by operating activities of $3.0 million in the same period in 2007. The decrease of $0.3 million provided by operating activities was mainly attributable to an increase in prepayments to our lithium cobalt dioxide suppliers. We purchased more lithium cobalt dioxide, the main raw material in our products, in anticipation of the higher future cost of lithium cobalt dioxide.

Net cash provided by operating activities was $3.0 million in the year ended September 30, 2007 compared with net cash used in operating activities of $5.7 million in the same period in 2006. The improvement of $8.7 million in operating activities was mainly attributable to better control of trade account receivables.

Investing Activities

Net cash used in investing activities increased from $65.9 million in the year ended September 30, 2007 to $50.6 million in the same period in 2008. The net cash used in investing activities for the year ended September 30, 2008, was mainly used for purchasing equipment for a new automated cylindrical cell production line and a new automated prismatic cell production line and paying for the land use rights of BAK Industrial Park.

Net cash used in investing activities increased from $41.4 million in the year ended September 30, 2006 to $65.9 million in the same period in 2007, mainly due to the purchase of equipment for a new automated cylindrical cell production line, a new automated prismatic cell production line and land use rights prepayments in Tianjin and Shenzhen.

Financing Activities

Net cash provided by financing activities was $67.2 million in the year ended September 30, 2008 compared to $55.2 million in the same period in 2007. This was mainly attributable to (i) net proceeds of $12.8 million from a private placement of our common stock completed in November 2007, (ii) net proceeds of $15.0 million from a registered direct offering of our common stock and warrants to purchase our common stock completed in August 2008, (iii) a $1.2 million increase in net proceeds from our issuance of capital stock in the fiscal year ended September 30, 2008, (iv) a $8.2 million decrease in cash deposits at banks as collateral in the fiscal year ended September 30, 2008, and (v) decreased borrowings, net of repayments, of $9.1 million.

Net cash provided by financing activities was $55.2 million in the year ended September 30, 2007 compared to $35.0 million in the same period in 2006. This was mainly attributable to (i) a $18.1 million increase in net proceeds from borrowings due to additional loans obtained for working capital and construction of new production lines in the year ended September 30, 2007, and (ii) decrease in cash deposited at banks to satisfy collateral requirements in the year ended September 30, 2007 was $2.4 million more than that in the same period in 2006.

As of September 30, 2008, the principal amounts outstanding under our credit facilities and lines of credit were as follows:

		Maximum Amount Available		Amount Borrowed (Include bank loans and bills payable)
		(in thousands)		
Short-term credit facilities:				
Agricultural Bank of China	$	25,666	$	25,666
Shenzhen Development Bank		22,000		22,000
Shenzhen Ping An Bank		8,067		8,067
China CITIC Bank		21,999		14,666
Industrial Bank		9,167		7,333
Bank of China		65,999		34,434
Subtotal—short-term credit facilities	$	152,898	$	112,166
Long-term credit facilities:				
Agricultural Bank of China		52,799		49,866
China Development Bank		14,666		14,666
Subtotal—long-term credit facilities	$	67,465	$	64,532
Lines of Credit:				
Agricultural Bank of China				1,272
Bank of China				5,509
Subtotal-lines of credit			$	6,781
Total Principal Outstanding	$	220,363	$	183,479

The above principal outstanding amounts under credit facilities and lines of credit included short-term bank loans of $105.6 million, long-term bank loans of $64.5 million and bills payable of $13.3 million.

For the purpose of presentation, the effect of increase in bills payable balances is included in operating activities in the statements of cash flows due to their nature.

During fiscal year 2008, we repaid 16 short-term bank loans totaling $119.8 million, and entered into 18 new short-term bank loan agreements totaling $124.1 million. During the fourth quarter of fiscal 2008, we repaid five short-term bank loans with Shenzhen Eastern Branch, Agricultural Bank of China totaling $35.9 million, and entered into two short-term loan agreements with Shenzhen Eastern Branch, Agricultural Bank of China totaling $25.7 million, which provided for monthly interest payments at annual interest rates of 6.210%. We repaid two short-term bank loans with Bank of China totaling $14.7 million, and entered into two short-term bank loan agreements with Bank of China totaling $14.7 million, which provided for monthly interest payments at annual interest rates of 7.844%. We repaid two short-term bank loans with Shenzhen Ping An Bank totaling $6.6 million.

On May 26, 2008, BAK International (Tianjin) Limited entered into a four-year, long-term Loan Agreement of RMB 160 million ($23.5 million) with Tianjin Branch, Agricultural Bank of China. This Loan Agreement is secured by any machinery and equipment purchased for the automated high-power lithium-phosphate cells production line at our Tianjin facility. As of September 30, 2008, we had borrowed $23.5 million under this Loan Agreement, payable in four installments: (i) RMB 30 million ($4.4 million) on December 26, 2009; (ii) RMB 30 million ($4.4 million) on December 26, 2010; (iii) RMB 50 million ($7.3 million) on December 26, 2011; and (iv) RMB 50 million ($7.4 million) on May 26, 2012.

On March 24, 2008, we entered into a Comprehensive Credit Facility Agreement with Shenzhen Branch, Industrial Bank. This Credit Facility is guaranteed by Mr. Xiangqian Li. We may borrow up to RMB 62.5 million ($9.2 million) under this

Comprehensive Credit Facility Agreement, which will mature on March 25, 2009. As of September 30, 2008, we had borrowed $7.3 million under this Comprehensive Credit Facility Agreement.

On November 11, 2007, we renewed our credit facility agreement with Shenzhen Branch, Bank of China, to provide a maximum loan amount of RMB 450 million (approximately $66.0 million) for a term of one year beginning November 11, 2007. The credit facility agreement is guaranteed by Mr. Xiangqian Li, and is also secured by $14.1 million of machinery and equipment. As of September 30, 2008, we had borrowed $27.9 million of short-term loans and $6.6 million of notes payables under this credit facility agreement.

On June 20, 2007, we renewed our comprehensive credit facility agreement with Shenzhen Longgang Branch, Shenzhen Development Bank to provide a maximum loan amount of RMB 150 million (approximately $22.0 million). The loan may be drawn at any time over the one-year period beginning June 20, 2007 and will be due after a period ranging from 2 months to 1 year from the date it is borrowed. This credit facility agreement is guaranteed by BAK International and Mr. Xiangqian Li, and is also secured by $22.0 million of inventory and $14.1 million of machinery and equipment. As of September 30, 2008, we had borrowed approximately $22.0 million under this credit facility agreement.

On June 8, 2007, we renewed our comprehensive credit facility agreement with Shenzhen Eastern Branch, Agricultural Bank of China to provide a maximum loan amount of RMB 800 million (approximately $117.3 million), including RMB 600 million (approximately $88.0 million) one-year term credit facilities and RMB 200 million (approximately $29.3 million) five-year term credit facilities. Loans may be drawn under this renewed credit facility agreement beginning June 8, 2007 through May 23, 2008, with the term of the loan established at the time such loan is drawn, except as to funds borrowed under the loan agreement dated November 23, 2006, which may be drawn at any time within five years of the effective date of the loan agreement, and which will mature in five years after such funds are drawn. The credit facility agreement is guaranteed by BAK International and Mr. Xiangqian Li and is secured by the property ownership and land use rights certificates obtained or to be obtained relating to BAK Industrial Park. As of September 30, 2008, we had outstanding under this credit facility agreement a $25.7 million short-term loan due in the fourth quarter of calendar year 2008, bearing interest at 6.210% per annum. As of September 30, 2008, we also had a $26.4 million five-year term loan under this facility, carrying interest at 90% of the benchmark rate of the People's Bank of China for three-year to five-year long-term loans. The first loan, of approximately $5.9 million, currently carries annual interest of 6.966% and is repayable on January 25, 2012. The second loan, of approximately $11.7 million, currently carries annual interest of 6.966% and is repayable in three installments of approximately $2.9 million on January 25, 2010, approximately $7.3 million on January 25, 2011, and approximately $1.5 million on January 25, 2012, respectively. The third loan, of approximately $8.8 million, currently carries annual interest of 7.74% and is repayable in two installments of approximately $4.4 million on January 25, 2009 and approximately $4.4 million on January 25, 2010. These five-year term loans are specifically: (i) guaranteed by Mr. Li; (ii) secured by Shenzhen BAK's machinery and equipment with carrying values of approximately $28.5 million as of September 30, 2008; and (iii) secured by the property ownership certificate and land use rights certificate obtained or to be obtained in relation to the land on which Shenzhen BAK's corporate campus had been constructed and any machinery and equipment purchased and used in the campus subsequent to such construction.

On May 15, 2007, we renewed our comprehensive credit facility agreement with Shenzhen Shuibei Branch, Shenzhen Ping An Bank to provide a maximum loan amount of RMB 200 million (approximately $29.3 million). The loan may be drawn at any time over the one-year period beginning May 15, 2007 and will be due after a period ranging from 2 months to 1 year from the date it is borrowed. As of September 30, 2008, we had borrowed $8.1 million under this credit facility agreement. This credit facility agreement is guaranteed by BAK International and Mr. Xiangqian Li.

On May 9, 2008, Shenzhen BAK renewed the Comprehensive Credit Facility Agreement of Maximum Amount with Shenzhen Branch, China CITIC Bank. This credit facility is guaranteed by BAK International and Mr. Xiangqian Li. We may borrow up to RMB 150 million ($22.0 million) under this Comprehensive Credit Facility Agreement, which will expire on November 19, 2008. As of September 30, 2008, we had borrowed $14.7 million loan under this Comprehensive Credit Facility Agreement.

On December 26, 2006, Shenzhen BAK entered into a four-year long-term loan agreement of $14.7 million with Shenzhen Branch, China Development Bank. The long-term loan is payable in three installments as follows:

- RMB 30 million (approximately $4.4 million) on November 20, 2008;

- RMB 30 million (approximately $4.4 million) on November 20, 2009; and
- RMB 40 million (approximately $5.9 million) on December 26, 2010.

The long-term loan carries an annual interest rate of 7.740%. The long-term loan is secured by Shenzhen BAK's pledge of its new Research and Development Test Center, which is to be constructed in Shenzhen, China; we have committed to pledge the land use rights and the property ownership rights relating to this property, once obtained, as security after the requisite government approval is obtained, pursuant to the loan agreement. According to the property ownership and land use rights certificates that we obtained in relation to this facility, such land may not be pledged without the approval of the relevant government office. As of September 30, 2008, we had not obtained the requisite approval, and were in the process of negotiating with the relevant government bureau for such approval. The obligations of Shenzhen BAK under the loan agreement are guaranteed by Mr. Xiangqian Li. We had borrowed the full $14.7 million under this loan agreement as of September 30, 2008.

We had working capital (current assets less current liabilities) of $3.2 million as of September 30, 2008, as compared to negative working capital (current assets less current liabilities) of $7.0 million as of September 30, 2007, an increase of $10.2 million. This increase was primarily attributable to our private placement of certain securities conducted on November 9, 2007, which generated gross payments of $13.7 million, and our registered direct offering of certain securities conducted on August 26, 2008, which generated gross payments of $16.0 million. We had short-term bank loans maturing in less than one year of $105.6 million and long-term bank loans maturing within one year of $8.8 million as of September 30, 2008, for a total of $114.4 million of loans maturing within one year, as compared to a total of $89.9 million of such loans as of September 30, 2007, an increase of $24.5 million. We had long-term bank loans maturing in over one year of $55.7 million as of September 30, 2008, as compared to $29.3 million of such loans as of September 30, 2007, an increase of $26.4 million.

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash and amount available under existing credit facilities is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from lending institutions. We can make no assurances that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute the interests of our current shareholders. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

Capital Expenditures

We made capital expenditures of $41.4 million, $65.8 million and $51.2 million in fiscal years 2006, 2007 and 2008, respectively. Our capital expenditures were used primarily to purchase machinery and equipment to expand our production capacity, and to make certain lease payments necessary to acquire the land use rights certificate relating to our Shenzhen facility. The table below sets forth the breakdown of our capital expenditures by use for the periods indicated.

	Year ended September 30,		
	2008	2007	2006
		(In thousands)	
Construction costs	16,807	16,118	13,670
Lease prepayment	5,455	17,042	-
Purchase of equipment	28,966	32,675	27,712
Total capital expenditure	51,228	65,835	41,382

We estimate that our total capital expenditures in fiscal year 2009 will reach approximately $41.1 million, primarily to purchase manufacturing equipment for the expansion of our production lines and construction of new factories in Tianjin, and for the construction of our new Research and Development Test Centre at our Shenzhen facility.

We have completed the construction and put into use facilities measuring 218,178 square meters comprised of manufacturing facilities, warehousing and packaging facilities, dormitory space, dining halls and administrative offices at the BAK Industrial Park facility in Shenzhen. Of that space, approximately 120,000 square meters are manufacturing facilities. We have also completed the construction and put into use 17,867 square meters of manufacturing facilities in Tianjin. We are currently constructing 39,996 square meters of manufacturing and related facilities in Tianjin. At present, we have no significant payment obligations related to these facilities.

According to the relevant PRC laws and regulations, a land use right certificate, along with government approvals for land planning, project planning, and construction must be obtained before the construction of any building is commenced. An ownership certificate will be granted by the government upon application under the condition that the aforementioned certificate and government approvals are obtained. We recently obtained the land use right to the tract of property on which we have constructed and on which we plan further construction of our manufacturing facilities and other related facilities in Shenzhen. While we have been constructing and have completed a substantial part of the construction of our facilities with the approval of the local government of Kuichong Township of Longgang District of Shenzhen, we understand it did not have the authority to grant us the land use rights certificate. However, the Company obtained approval for project planning and construction from the government of Shenzhen on June 20, 2007. Under an agreement with the government of Shenzhen for the acquisition of the land use rights to BAK Industrial Park dated June 29, 2007, effective June 2008, the government agreed to provide us with the land use rights certificate relating to BAK Industrial Park on the condition that the Company would pay it an additional $11,819,841. According to a notice received from the government of Shenzhen on June 6, 2008, the Company obtained government grants totaling $7,889,991 to subsidize this additional payment. As of September 30, 2008, the Company had fully paid the remaining cost of $3,929,850 and had obtained the land use rights certificate for BAK Industrial Park.

We are not able to insure our manufacturing facilities at BAK Industrial Park, our Tianjin facility, or our new Research and Development Test Centre to be constructed in Shenzhen, China, until we receive the required certificate of property ownership. Upon receipt of the certificate of property ownership, we intend to procure such insurance. The applications for the related certificates of property ownership rights are in process with respect to our facilities at BAK Industrial Park and Tianjin (see discussion of our Research and Development Test Centre below). As we have been granted the land use rights certificate to the premises presently occupied by the Company in BAK Industrial Park, there should be no legal barriers for us to obtain a property ownership certificate for this property. However, it is possible that the Shenzhen government may determine that even with our land use rights certificate, the buildings constructed at BAK Industrial Park were still constructed without the proper authority and must be vacated as illegitimate constructions, and we might be subject to penalties and fines. However, we believe that this possibility, while present, is remote.

As of September 30, 2007, we had fully paid the lease prepayment amount of $14.1 million for the acquisition of land use rights regarding our Tianjin facility. As of September 30, 2008, we had obtained the relevant land use rights certificate to this facility, and were in the process of obtaining the relevant property ownership rights certificate to this facility. Pursuant to our land use rights certificate relating to our Tianjin facility, the Tianjin government had requested that we complete construction of the Tianjin facility before September 30, 2008. As of September 30, 2008, we had not done so, and were in the process of negotiating with the relevant government bureau for the extension of the completion date.

As of September 30, 2007, we had paid the lease prepayment amount of $717,000 for the acquisition of land use rights for a new Research and Development Test Centre to be constructed in Shenzhen, China. As of September 30, 2008, we had obtained the relevant property ownership and land use rights certificate. Pursuant to the property ownership and land use rights certificate, we are required to complete at least 25% of the construction of the new Research and Development Test Centre facility by September 30, 2008. As of September 30, 2008, we had not done so, and were in the process of negotiating with the relevant government bureau for the extension of the completion date. In addition, according to the property ownership and land use rights certificate, such rights may not be pledged without the approval of the relevant government office. We are required to pledge our property ownership and land use rights certificate in relation to the new Research and Development Test Centre to China Development Bank pursuant to the loan agreement entered into with it. As of September 30, 2008, we were in the process of negotiating with the relevant government bureau for the requisite approval. In addition, the so-named "property ownership and land use rights certificate" relating to this facility that we were issued lacks certain terms relating to property ownership rights, which appears to indicate that the granting government has so far only granted us the relevant land use rights. As a result, this certificate may not be adequate evidence of our property ownership rights to this property. We anticipate that the government will re-grant this certificate with adequate property ownership indicia after we have satisfied the above construction requirement and followed certain procedures.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations and commercial commitments as of September 30, 2008:

	Payment Due by Period				
	Total	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
(In thousands)					
Short-term bank loans	105,598	105,598	-	-	-
Bills payable	13,334	13,334	-	-	-
Long-term bank loans	64,532	8,800	33,733	21,999	-
Capital commitments	10,271	10,271	-	-	-
Future interest payment on short-term bank loans	2,597	2,597	-	-	-
Future interest payment on long-term bank loans	10,325	3,671	5,543	1,111	-
Total	206,657	144,271	39,276	23,110	-

Other than the contractual obligations and commercial commitments set forth above, we did not have any other long-term debt obligations, operating lease obligations, capital commitments, purchase obligations or other long-term liabilities as of September 30, 2008.

Off-Balance Sheet Transactions

In the ordinary course of business practices in China, we enter into transactions with banks or other lenders where we guarantee the debt of other parties. These parties may be related to or unrelated to us. Conversely, our debt with lenders may also be guaranteed by other parties which may be related or unrelated to us.

Under U.S. GAAP, these transactions may not be recorded on our balance sheet or may be recorded in amounts different than the full contract or notional amount of the transaction. Our primary off balance sheet arrangements would result from our loan guaranties in which Shenzhen BAK would provide contractual assurance of the debt, or guarantee the timely re-payment of principal and interest of the guaranteed party.

Typically, no fees are received for this service. Thus, in those transactions, Shenzhen BAK would have a contingent obligation related to the guarantee of payment in the event the underlying loan is in default.

Transactions described above require accounting treatment under FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," or FIN 45. Under that standard, we would be required to recognize the fair value of guarantees issued or modified after December 31, 2002, for non-contingent guarantee obligations, and also a liability for contingent guarantee obligations based on the probability that the guaranteed party will not perform under the contractual terms of the guaranty agreement.

We have assessed the contingent liabilities arising from the above-described guarantees and have considered them immaterial to the consolidated financial statements. Therefore, no liabilities in respect of the guarantees were recognized as of September 30, 2008. As of September 30, 2008, we provided a guarantee for a non-related party, Nanjing Special Metal Equipment Co., Ltd., of one-year short-term bank loans with Evergrowing Bank with a maturity of August 6, 2010. We also provided the guarantees for four other non-related parties, Hunan Reshine New Material Ltd, Shenzhen Tongli Hi-tech Co. Ltd., Shenzhen B&G Technology Development Co. Ltd., and Siping Juyuan Hanyang Plate Heat Exchanger Co. Ltd. The maximum amount of our exposure for these guarantees was $16.9 million and $6.7 million at September 30, 2008, and September 30, 2007, respectively.

Interest Rate Risk

We are exposed to interest rate risk primarily with respect to our short-term bank loans and long-term bank loans. Although the interest rates, which are based on the banks' prime rates with respect to our short-term loans are fixed for the terms of the loans, the terms are typically three to twelve months for short-term bank loans and interest rates are subject to change upon renewal. There were no material changes in interest rates for short-term bank loans renewed during the fiscal year ended September 30, 2008.

We have a long-term bank loan of $14.7 million maturing on December 26, 2010 with China Development Bank with three installments payable under which we have outstanding borrowings; the interest rate we pay on this long term loan is the benchmark rate of the People's Bank of China for three- to five- year long-term loans. In addition, we have a RMB 200 million (approximately $29.3 million) long-term loan agreement with Shenzhen Eastern Branch, Agricultural Bank of China, which became effective on December 18, 2006. The long-term loan may be drawn at any time within five years from the effective date of the agreement and will mature five years after it is drawn. The term loan, when drawn, will carry a floating interest rate of 90% of the People's Bank of China benchmark rate for three-year to five-year long-term loans. As of September 30, 2008, we had three long-term loans with total principal amounts of $26.4 million under this loan agreement. The first loan, of approximately $5.9 million, currently carries annual interest of 6.966% and is repayable on January 25, 2012. The second loan, of approximately $11.7 million, currently carries annual interest of 6.966% and is repayable in three installments of approximately $2.9 million on January 25, 2010, approximately $7.3 million on January 25, 2011, and approximately $1.5 million on January 25, 2012, respectively. The third loan, of approximately $8.8 million, currently carries annual interest of 7.74% and is repayable in two installments of approximately $4.4 million on January 25, 2009 and approximately $4.4 million on January 25, 2010. These five-year term loans are specifically: (i) guaranteed by Mr. Li; (ii) secured by Shenzhen BAK's machinery and equipment with carrying values of approximately $28.5 million as of September 30, 2008; and (iii) secured by the property ownership certificate and land use rights certificate obtained or to be obtained in relation to the land on which Shenzhen BAK's corporate campus had been constructed and any machinery and equipment purchased and used in the campus subsequent to such construction.

We also entered into a four-year, long-term Loan Agreement for a loan of RMB 160 million ($23.5 million) with Tianjin Branch, Agricultural Bank of China on May 26, 2008. The long-term loan is secured by machinery and equipment purchased for the automated high-power lithium-phosphate cells production line in Tianjin. As of September 30, 2008, we had borrowed $23.5 million under this Loan Agreement, payable in four installments: (i) RMB 30 million ($4.4 million) on December 26, 2009; (ii) RMB 30 million ($4.4 million) on December 26, 2010; (iii) RMB 50 million ($7.3 million) on December 26, 2011; and (iv) RMB 50 million ($7.4 million) on May 26, 2012.

A hypothetical 1.0% increase in the annual interest rates for all of our credit facilities under which we had outstanding borrowings at September 30, 2008, would decrease net income before provision for income taxes by approximately $1.7 million or 18.9% for the fiscal year ended September 30, 2008. Management monitors the banks' prime rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds. We have not entered into any hedging transactions in an effort to reduce our exposure to interest rate risk.

Foreign Exchange Risk

Although our reporting currency is the U.S. dollar, the financial records of our operating subsidiaries are maintained in their local currency, the RMB, which is our functional currency. Approximately 71.5% of our revenues and 96.8% of our costs and expenses for the year ended September 30, 2008 are denominated in RMB, with the balance denominated in U.S. dollars. Approximately 99.3% of our assets except for cash were denominated in RMB as of September 30, 2008. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between U.S. dollars and RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities of our operating subsidiaries are translated into U.S. dollars at the exchange rate at the balance sheet date, their equity accounts are translated at historical exchange rate and their income and expenses items are translated using the average rate for the period. Any resulting exchange differences are recorded in accumulated other comprehensive income or loss. An average appreciation (depreciation) of the RMB against the U.S. dollar of 5% would increase (decrease) our comprehensive income by $8.8

million based on our outstanding revenues, costs and expenses, assets and liabilities denominated in RMB as of September 30, 2008. As of September 30, 2008, our accumulated other comprehensive income was $25.1 million. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

Critical Accounting Policies

Our consolidated financial information has been prepared in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (1) the reported amounts of our assets and liabilities, (2) the disclosure of our contingent assets and liabilities at the end of each fiscal period and (3) the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and reasonable assumptions, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

When reviewing our financial statements, the following should also be considered: (1) our selection of critical accounting policies, (2) the judgment and other uncertainties affecting the application of those policies, and (3) the sensitivity of reported results to changes in conditions and assumptions. We believe the following accounting policies involve the most significant judgment and estimates used in the preparation of our financial statements.

Recoverability of Long-Lived Assets

Our business is capital intensive and has required, and will continue to require, significant investments in property, plant and equipment. As of September 30, 2008 and September 30, 2007, the carrying amount of property, plant and equipment, net was $195.4 million and $145.1 million, respectively. We assess the recoverability of property, plant and equipment to be held and used by a comparison of the carrying amount of an asset or group of assets to the future net undiscounted cash flows expected to be generated by the asset or group of assets. If such assets are considered impaired, the impairment recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

A prolonged general economic downturn and, specifically, a continued downturn in the battery cell industry as well as other market factors could intensify competitive pricing pressure, create an imbalance of industry supply and demand, or otherwise diminish volumes or profits. Such events, combined with changes in interest rates, could adversely affect our estimates of future net cash flows to be generated by our long-lived assets. Consequently, it is possible that our future operating results could be materially and adversely affected by additional impairment charges related to the recoverability of our long-lived assets.

Inventory Obsolescence

We review our inventory for potential impairment on a quarterly or more frequent basis as deemed necessary. Such review includes, but is not limited to, reviewing the levels of inventory versus customer requirements and obsolescence. The review and evaluation also considers the potential sale of impaired inventory at lower than market prices. At each balance sheet date, we identify inventories that are worth less than cost and write them down to their net realizable value and the difference is charged to our cost of revenues of that period. Though management considers such write-down of inventories adequate and proper, changes in sales volumes due to unexpected economic or competitive conditions are among the factors that could materially affect the adequacy of such write down.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our accounts receivable. We determine the allowance based on historical write-off experience, customer specific facts and economic conditions. Bad debt expense is included in the general and administrative expenses. We review outstanding account balances individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of September 30, 2008 and September 30, 2007, we had not charged off any balances as we had yet to exhaust all means of collection.

Stock-Based Compensation

We adopted the provisions of SFAS 123R, which requires the use of the fair value method of accounting for share-based compensation. Under the fair value based method, compensation cost related to employee stock options or similar equity instruments is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. SFAS 123R also requires measurement of cost of a liability-classified award based on its current fair value. The fair value of the liability-classified award will be subsequently remeasured at each reporting date through the settlement date. Change in fair value during the requisite service period will be recognized as compensation cost over that period.

We determine fair value using the Black-Scholes model. Under this model, certain assumptions, including the risk-free interest rate, the expected life of the options and the estimated fair value of our ordinary shares and the expected volatility, are required to determine the fair value of the options. If different assumptions had been used, the fair value of the options would have been different from the amount we computed and recorded, which would have resulted in either an increase or decrease in the compensation expense.

Pursuant to SFAS 123R, we have recognized compensation costs of $3.8 million in relation to stock-based awards to our employees and non-employee directors for the fiscal year ended September 30, 2008, as an increase in both the operating costs and shareholder's equity.

Changes in Accounting Standards

In July 2006, the FASB issued FIN 48 "Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109" which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that we recognize in our financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 became effective for us on October 1, 2007. The adoption of FIN 48 has no material impact on the Company's financial statements.

In September 2006, the FASB issued SFAS 157, "Fair Value Measurements", which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, where fair value is the relevant measurement attribute. The standard does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The management is in the process of evaluating the impact SFAS 157 will have on the Company's financial statements upon adoption.

In February 2007, FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115," SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option may be elected on an instrument-by-instrument basis, with a few exceptions. SFAS No. 159 also establishes presentation and disclosure requirements to facilitate comparisons between entities that choose different measurement attributes for similar assets and liabilities. The requirements of SFAS No. 159 are effective for our fiscal year beginning on October 1, 2008. The management is in the process of evaluating the impact SFAS 159 will have on the Company's financial statements upon adoption.

In December 2007, the FASB issued SFAS No. 160 "Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51". SFAS 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The guidance will become effective for the fiscal year beginning after December 15, 2008. The management is in the process of evaluating the impact SFAS 160 will have on the Company's financial statements upon adoption.

In December 2007, the FASB issued SFAS No. 141 (Revised) "Business Combinations." SFAS 141 (Revised) establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance will become effective for the fiscal year beginning after December 15, 2008. The management is in the process of evaluating the impact SFAS 141 (Revised) will have on the Company's financial statements upon adoption.

In March 2008, the FASB issued SFAS No. 161 "Disclosures about Derivative Instruments and Hedging Activities". SFAS 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The management is in the process of evaluating the impact SFAS 161 will have on the Company's financial statements upon adoption.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles". FAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP. SFAS 162 directs the GAAP hierarchy to the entity, not the independent auditors, as the entity is responsible for selecting accounting principles for financial statements that are presented in conformity with GAAP. SFAS 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to remove the GAAP hierarchy from the auditing standards. SFAS 162 is not expected to have a material impact on our financial statements.

Exchange Rates

The financial records of Shenzhen BAK, BAK Electronics and BAK Tianjin are maintained in RMB. In order to prepare our financial statements, we have translated amounts in RMB into amounts in U.S. dollars. The amounts of our assets and liabilities on our balance sheets are translated using the closing exchange rate as of the date of the balance sheet. Revenues, expenses, gains and losses are translated using the average exchange rate prevailing during the period covered by such financial statements. Adjustments resulting from the translation, if any, are included in our cumulative other comprehensive income (loss) in our stockholders' equity section of our balance sheet. All other amounts that were originally booked in RMB and translated into U.S. dollars were translated using the closing exchange rate on the date of recognition. Consequently, the exchange rates at which the amounts in those comparisons were computed varied from year to year.

The exchange rates used to translate amounts in RMB into U.S. dollars in connection with the preparation of our financial statements were as follows:

	RMB per U.S. Dollar		
	2008	**2007**	**2006**
Balance sheet items as of September 30	6.8183	7.5108	7.9087
Amounts included in the statement of income and comprehensive income, statement of changes in stockholders' equity and statement of cash flows for the years ended September 30	7.0976	7.7127	8.0286

RMB is not readily convertible into U.S. dollars in the foreign exchange markets. The foreign exchange rate between the RMB and the U.S. dollar had been stable at approximately RMB 8.28 to $1.00 prior to the last few years. On July 21, 2005, the Central Bank of China announced that it would allow the RMB to move to a flexible exchange rate with a maximum daily variance against the U.S. dollar of 0.3%. No provision has been made in the accompanying financial statements for the change in currency policy, nor has any determination been made as to the potential impact this may have on our future operations. As a result, the stated exchange rates may not accurately reflect the amount in U.S. dollars into which RMB could be actually converted at the date or during the periods reflected in the foregoing table.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The information required by this item is discussed in Item 7. "Interest Rate Risk" and "Foreign Exchange Risk."

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Consolidated Financial Statements

The financial statements required by this item begin on page F-1 hereof.

Quarterly Financial Results

The following table reflects our unaudited quarterly consolidated statement of operations data for the quarters presented. We believe that the historical quarterly information has been prepared substantially on the same basis as the audited consolidated financial statements, and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts below to state fairly the unaudited quarterly results of operations data.

	Sep 30 2008	June 30 2008	Mar 31 2008	Dec 31 2007	Sep 30 2007	June 30 2007	Mar 31 2007	Dec 31 2006
	USD (in thousands, except percentage) / Unaudited							
Net revenues	72,739	68,486	51,336	52,787	43,772	29,477	29,529	43,082
Cost of revenues	61,258	60,082	47,421	45,681	37,571	24,415	23,383	34,885
Gross profit	11,481	8,404	3,915	7,106	6,201	5,063	6,146	8,197
Gross profit ratio	15.8%	12.3%	7.6%	13.5%	14.2%	17.2%	20.8%	19.0%
Research and development expenses	1,688	1,855	1,390	1,319	1,274	1,118	928	637
Sales and ,marketing expenses	1,568	1,484	1,403	1,348	1,424	1,165	1,064	1,042
General and administrative expenses	5,186	5,101	4,823	4,238	3,070	4,189	2,152	2,961
Operating income / (loss)	3,039	(36)	(3,701)	201	433	(1,409)	2,002	3,557
Finance costs, net	3,644	2,736	2,418	2,223	2,089	1,069	1,164	901
Other (income, including government grant income) / expenses	(1,081)	(453)	(55)	(943)	(329)	90	240	(932)
Income / (loss) before income taxes	476	(2,319)	(6,064)	(1,079)	(1,327)	(2,570)	598	3,588
Income taxes (benefits) / expenses	(994)	(31)	119	(139)	(477)	120	158	5
Net income/ (loss)	1,470	(2,288)	(6,183)	(940)	(850)	(2,690)	440	3,583

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

As disclosed in our current report on Form 8-K filed with the SEC on April 3, 2007, as amended on April 11, 2007 and April 17, 2007, on March 28, 2007 we dismissed KPMG as our independent registered public accounting firm and appointed PKF as our independent registered public accounting firm, in each case effective April 1, 2007. These current reports on Form 8-K are hereby incorporated by reference herein. As stated in our current report on Form 8-K, as amended, during the period of KPMG's engagement as the Company's principal accountants, beginning May 15, 2006, through March 31, 2007, there were no (1) disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures which disagreements, if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference in connection with their opinion to the subject matter of the disagreement or (2) "reportable events" as defined in Item 304(a)(1)(v) of Regulation S-K, except that KPMG advised the Company and its subsidiaries (the "Group") of certain material weakness in its internal controls over financial reporting, which were reported by the Company under Item 9A. "Controls and Procedures" of the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2006 (the "2006 Form 10-K"), to the effect that the Company had an insufficient complement of personnel, including in senior management, with a level of accounting knowledge, experience and training in the application of U.S. GAAP and did not implement adequate supervisory review to ensure that the consolidated financial statement were prepared in conformity with U.S. GAAP. The lack of sufficient personnel with such accounting knowledge, experience and training contributed to the following material weaknesses in the Group's (i) accounting for capitalization of interest costs, and the related recognition of property, plant and equipment and depreciation expense; (ii) accounting for deferred taxes under U.S. GAAP, in particular the identification and measurement of differences between the respective tax and financial reporting bases of certain assets and liabilities and the determination of the applicable income tax rate to ensure that deferred taxes were accurately presented in the Group's consolidated financial statements; (iii) accounting for the share-based compensation, in particular the accounting for cancellation and replacement of certain option grants and the classification of the associated share-based compensation expense in the consolidated statement of income and comprehensive income; (iv) calculation of earnings per share in accordance with Statement of Financial Accounting Standards No. 128 "Earnings per Share," in particular the identification of dilutive instruments in the calculation of diluted earnings per share; (v) accounting for the complete and accurate recognition of construction in progress assets; and (vi) accounting for construction in progress assets and the determination of depreciation expense when the assets are ready for their intended use.

As further previously disclosed in our current report on Form 8-K filed April 3, 2007, as amended, the audit report, dated August 22, 2006, of KPMG on the consolidated financial statements of the Group as of September 30, 2005 and 2004 and for the three-year period ended September 30, 2005, which was included in Amendment No. 3 to Form 10-KSB/A for the fiscal year ended September 30, 2005, did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles, except as follows: KPMG's report contained a separate paragraph stating that "As described in Note 3 to the accompanying consolidated financial statements, the Company has restated the consolidated balance sheets as of September 30, 2004 and 2005 and the related consolidated statements of income and comprehensive income, and cash flows for each of the years in the three-year period ended September 30, 2005, which were previously audited by other independent accountants, to correct certain accounting errors that were detected after the original issuance of those consolidated financial statements." The audit report, dated December 8, 2006, of KPMG on the consolidated financial statements of the Group as of and for the fiscal years ended September 30, 2006 and 2005, which was included in the 2006 Form 10-K, did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles, except as follows: KPMG's report contained a separate paragraph stating that "As discussed in note 2(q) to the consolidated financial statements, on October 1, 2005, the Group adopted Statement of Financial Accounting Standards ("SFAS") No.123 (Revised 2004), "Share-Based Payment", using the modified prospective method, representing a change in the Group's method of accounting for stock-based compensation." The audit report of KPMG on management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of September 30, 2006, which is included in the 2006 Form 10-K, did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles, except that KPMG's report indicates that the Group did not maintain effective internal control over financial reporting as of September 30, 2006, because of the effect of material weaknesses, including those set forth above, described in such report and elsewhere in the 2006 Form 10-K.

As further previously disclosed in our current report on Form 8-K filed April 3, 2007, as amended, the Company provided KPMG with a copy of the disclosures in such Form 8-K, as amended, and requested that KPMG furnish a letter, pursuant to Item 304(a)(3) of Regulation S-K, addressed to the SEC stating whether or not it agreed with that disclosure. The Company filed this amendment to such Form 8-K, as amended by the Form 8-K/A filed April 17, 2007, to provide a copy of the letter received from KPMG, which was attached thereto as Exhibit 16 and is incorporated herein by reference.

As further previously disclosed in our current report on Form 8-K filed April 3, 2007, as amended, during the Company's two most recent fiscal years ended September 30, 2005 and 2006, and in the subsequent interim period through March 31, 2007, the Company did not consult with PKF regarding (1) the application of accounting principles to a specified transaction or the type of audit opinion that might be rendered on the Company's consolidated financial statements or (2) any of the matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

ITEM 9A. CONTROLS AND PROCEDURES.

(a) Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in reports that we file or submit under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized, and reported during the year and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. Our internal control over financial reporting is designed to provide reasonable assurance to our management and Board of Directors regarding the reliability of financial reporting and published financial statements.

As of September 30, 2008, our Management, including our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures, in accordance with Rules 13a-15(f) and 15d-15(f) of the Exchange Act. As of the date of this assessment, our management concluded that through the ongoing remediation efforts from last year, the Company was able to correct numerous internal controls deficiencies. However, these remediation efforts, individually and in the aggregate, were insufficient to fully eliminate those weaknesses that have materially affected, or were reasonably likely to materially affect, our internal control over financial reporting in fiscal year 2008.

As a result, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were not effective as of September 30, 2008, at the reasonable assurance level.

(b) Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting refers to the process designed by, or under the supervision of, our chief executive officer and chief financial officer, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP, and includes those policies and procedures that:

(1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with the authorization of our management and directors; and

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of September 30, 2008. In making this assessment, management used the framework set forth in the report entitled Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company's internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected. Management identified the following material weaknesses during its assessment of our internal control over financial reporting as of September 30, 2008:

- The Company did not maintain effective controls over the financial reporting process due to an insufficient complement of personnel with a level of accounting knowledge, experience and training in the application of U.S.

GAAP commensurate with the Company's financial requirements. Additionally, the Company's senior management lacked an adequate level of accounting knowledge, experience and training in the application of U.S. GAAP, and did not implement adequate and proper supervisory review to ensure the consolidated financial statements were prepared in conformity with U.S. GAAP and with requirements of the U.S. Securities and Exchange Commission.

- The Company did not maintain effective controls over the accounting for construction in progress assets and the determination of depreciation expenses when the assets are ready for their intended use. Specifically, the Company did not have effective controls to track and assess the ready-for-intended-use status of the construction in progress assets to ensure the construction in progress assets being transferred to property, plant and equipment and the related commencement of depreciation expense was in accordance with U.S. GAAP.

As a result of the existence of these material weaknesses, our chief executive officer and chief financial officer have concluded that our company did not maintain effective control over financial reporting as of September 30, 2008, based on the criteria in *Internal Control - Integrated Framework.*

Our independent registered public accounting firm, PKF, has issued an audit report on our internal control over financial reporting. Their audit report is included herein.

(c) Remediation Measures for Material Weaknesses

To remediate the material weaknesses described above in "Management's Report on Internal Control Over Financial Reporting", we have begun to take steps to remediate them, and plan to implement the new measures described below in our ongoing efforts to address the internal control deficiencies described above.

We plan to further develop policies and procedures governing the hiring and training of personnel to better assure sufficient personnel with the requisite knowledge, experience and training in the application of generally accepted accounting principles commensurate with our financial reporting and U.S. GAAP requirements. We plan to utilize qualified accounting advisors and supervisors to ensure that our staff has adequate professional knowledge and to monitor the need for additional or better-qualified staff. In addition, we plan to utilize appropriate training programs on accounting principles and procedures to better ensure the adequacy of our accounting and finance personnel.

We plan to continue to develop our corporate culture toward emphasizing the importance of internal controls and to ensure that all personnel involved in maintaining proper internal controls recognize the importance of strictly adhering to accounting principles accepted in the United States of America.

We plan to continue to provide additional training to the Company's internal auditor on appropriate controls and procedures necessary to document and evaluate our internal control procedures. In addition, one of our employees has assumed the full-time position of Director of Internal Audit, and has been, and will continue to be, responsible for compliance with internal controls.

We plan to further enhance the self-assessment of our internal control over financial reporting by increasing our periodic independent testing, which would evaluate the adequacy of the design and effectiveness of our internal control procedures.

We also plan to implement procedures to maintain effective control over the accounting for construction in progress assets and the determination of depreciation expense when the assets are ready for their intended use, including the following:

i) We will provide additional training to finance managers to review any applicable accounting entry and time of transfer;

ii) We will further train our finance department to transfer construction in progress to cost of property, plant and equipment when it is ready for its intended use, at which time depreciation charges shall commence thereon. The criteria used to determine when an asset is ready for intended use shall be based on policies that are consistent with U.S. GAAP.

(d) Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during the fourth quarter of fiscal year 2008 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
China BAK Battery, Inc.

We have audited the internal control over financial reporting of China BAK Battery, Inc. and subsidiaries as of September 30, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weaknesses have been identified and included in the accompanying Management's Report on Internal Control over Financial Reporting as of September 30, 2008:

- The Company did not maintain effective controls over the financial reporting process due to an insufficient complement of personnel with a level of accounting knowledge, experience and training in the application of U.S. GAAP commensurate with the Company's financial requirements. Additionally, the Company's senior management lacked an adequate level of accounting knowledge, experience and training in the application of U.S. GAAP, and did not implement adequate and proper supervisory review to ensure the consolidated financial statements were prepared in conformity with U.S. GAAP and with requirements of U.S. Securities and Exchange Commission.

- The Company did not maintain effective controls over the accounting for construction in progress assets and the determination of depreciation expenses when the assets are ready for their intended use. Specifically, the Company did not have effective controls to track and assess the ready-for-intended-use status of the construction in progress assets to ensure the construction in progress assets being transferred to property, plant and equipment and the related commencement of depreciation expense was in accordance with U.S. GAAP.

In our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of September 30, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the Company's consolidated financial statements as of and for the year ended September 30, 2008, and this report does not affect our report dated December 10, 2008 on those consolidated financial statements, which expressed an unqualified opinion on those consolidated financial statements.

/s/ PKF
Certified Public Accountants
Hong Kong
December 10, 2008

ITEM 9B. OTHER INFORMATION.

During the fourth quarter of fiscal year 2008, Shenzhen BAK entered into two short-term loan agreements with Shenzhen Eastern Branch, Agricultural Bank of China totaling $25.7 million, which provided for monthly interest payments at annual interest rates of 6.210%. Copies of the respective loan certificates are included as Exhibits 10.70 and 10.71 to this Report and are hereby incorporated by reference herein. Shenzhen BAK also entered into two short-term bank loan agreements with Bank of China totaling $14.7 million, which provided for monthly interest payments at annual interest rates of 7.844%. Summaries of the loan agreements are included as Exhibits 10.72 and 10.73 to this Report and are hereby incorporated by reference herein. In addition, on September 17, 2008, BAK Tianjin, BAK International, and Mr. Xiangqian Li, our chairman, president, and chief executive officer, entered into a guaranty contract with Shenzhen Eastern Branch, Agricultural Bank of China, in which BAK Tianjin, BAK International, and Mr. Li assumed joint liability for Shenzhen BAK's indebtedness under the Loan Agreement by and between Shenzhen BAK and Shenzhen Eastern Branch, Agricultural Bank of China dated November 23, 2006, up to a maximum amount of RMB355 million. A summary of the guaranty agreement is included as Exhibit 10.74 to this Report and is hereby incorporated by reference herein. A summary of the related loan agreement is attached as an exhibit to the Company's Current Report on Form 8-K filed with the SEC on December 22, 2006, and is incorporated herein by reference.

On June 29, 2007, Shenzhen BAK entered into a land use rights grant agreement and a land use rights assignment agreement with the Shenzhen Municipal Bureau of Land Resources and Housing Management. The agreements provided for the grant of land use rights to tracts of land totaling 238,845.78 square meters on which our BAK Industrial Park facility is situated, for a total consideration of RMB 110,165,558, or approximately $16 million, to be paid on the date of signing. The agreements became effective upon our receipt of executed copies in June 2008. Summaries of these agreements are attached as Exhibits 10.75 and 10.76 to this Report and are hereby incorporated by reference herein.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

Directors and Executive Officers

The following table provides information about our executive officers and directors and their respective ages and positions as of September 30, 2008. The directors listed below will serve until our next annual or special meeting of stockholders at which directors are elected.

Name	Age	Position Held
Xiangqian Li	40	Chairman, President and Chief Executive Officer
Tony Shen	41	Chief Financial Officer, Secretary and Treasurer
Huanyu Mao	56	Director, Chief Operating Officer and Chief Technical Officer

Richard B. Goodner	62	Director
Charlene Spoede Budd	69	Director
Chunzhi Zhang	46	Director
Xinggang Cao	34	Vice President
Kenneth G. Broom	53	Vice President

Xiangqian Li has served as the chairman of our board, our president and chief executive officer since January 20, 2005. He has been a director of BAK International Limited, our Hong Kong incorporated subsidiary, since November 2004. Mr. Li is the founder and has served as the chairman of the board of Shenzhen BAK, our wholly owned subsidiary, since its inception in August 2001, and served as Shenzhen BAK's general manager since December 2003. From June 2001 to June 2003, Mr. Li was the chairman of Huaran Technology Co., Ltd., a PRC-incorporated company engaged in the car audio business. Mr. Li received a bachelor's degree in thermal energy and power engineering from the Lanzhou Railway Institute, China and a doctorate degree in quantitative economics from Jilin University in China.

Tony Shen has served as our chief financial officer, company secretary and treasurer since August 3, 2007. Mr. Shen joined the Company as Vice President of Strategic Development in May 2007. Prior to joining us, Mr. Shen was Acting CFO at eLong Inc. (NASDAQ: LONG) from 2006 to 2007. Prior to eLong, Mr. Shen was at China Netcom and its affiliated companies from 2003 to 2005, where he served as CFO and Vice President of Finance for Joyzone Networks, an affiliate of China Netcom, and as General Manager of Overseas Investment Management, China Netcom International. Prior to joining China Netcom, Mr. Shen served in several senior finance roles at Solectron Corporation in the United States from 1999 to 2003. Mr. Shen received a BE in Electrical Engineering from Tsinghua University and an MBA from Columbia Business School.

Huanyu Mao has served as a director of our company since May 12, 2006. He has also served as our chief technology officer since January 20, 2005 and as our chief operating officer since June 30, 2005. Dr. Mao has been the chief scientist of Shenzhen BAK since September 2004. Prior to joining us, between 1997 and September 2004, Dr. Mao was the chief technology officer of Tianjin Lishen, a leading battery manufacturer in China. Dr. Mao pioneered core technologies on lithium-ion battery before its commercialization in 1992 and was the inventor under seven U.S. patents relating to lithium-ion technology. Dr. Mao received a doctorate degree in electrochemistry from Memorial University of Newfoundland, Canada where he focused on conductive polymers.

Richard B. Goodner has served as our director since May 12, 2006. Since June 2003, Mr. Goodner has served as the vice president for legal affairs and general counsel for U.S. Home Systems, Inc., a public company listed on the Nasdaq Global Market. Since May 2006, Mr. Goodner also has been a director of Winner Medical Group Inc., a manufacturer of medical and hygiene disposal products, which shares are traded on the Over-the-Counter Bulletin Board in the United States. From 1997 to 2003, Mr. Goodner was a partner in the law firm of Jackson Walker L.L.P. Mr. Goodner holds a bachelor of arts degree in economics from Eastern New Mexico University and a law degree from Southern Methodist University.

Charlene Spoede Budd, PhD, CPA, CMA, CFM, PMP, has served as our director since June 25, 2007. Dr. Budd is Professor Emeritus of Accounting at Baylor University, where she was a professor and Emerson O. Henke Chair of Accounting from 1993 through 2005, and where she has taught business classes since 1973. She received her PhD in business administration from The University of Texas-Austin (1982) and her MBA and undergraduate degrees from Baylor University (1973 and 1972, respectively). She holds current certifications as a CPA, CMA, CFM, PMP, and in all six professional categories of the theory of constraints. Dr. Budd has served as a member or Chair of the Business Environment & Content Subcommittee of the American Institute of Certified Public Accountants (AICPA) from 2002 to 2008 and has been the Chair, Finance & Metrics (F&M) Committee of the Theory of Constraints International Certification Organization (TOC-ICO) from 2005 to the present. Her latest portfolio/book is *Internal Reporting and Improvement Initiatives*, Bureau of National Affairs (BNA), Washington, D.C., 2007.

Chunzhi Zhang has served as our director since June 25, 2007. Since mid-2005, Mr. Zhang has served as General Manager of AASTOCKS.com, Ltd., Shenzhen Branch, an online stock investment service operating in China. From 2003 through mid-2005, Mr. Zhang served as General Manager of Shenzhen Sharemax Management Co., Ltd, where he was involved in brokerage of Hong Kong-listed stocks, asset management and managing venture capital projects. From 1998 through 2003, Mr. Zhang served as General Manager of Haixing Security Brokage Co., Ltd, Shenzhen Branch, involved in securities trading and asset management. Prior to joining Haixing Security Brokerage, from 1985 through 1996, Mr. Zhang served as

Manager in Hong Kong for China Resources Holding Co., Ltd., an import/export company. Mr. Zhang received his bachelor degree in Economy from Jilin University in 1985.

Kenneth G. Broom has served as our vice president of international OEM Business since October 1, 2007. From January 2007 to September 2007, he worked as Executive Vice President for BAK Canada. Prior to joining us, Mr. Broom served as executive vice president of E-One Moli Energy (Canada) Limited ("E-One"), the only high volume manufacturer of cylindrical lithium-ion rechargeable cells in North America, from 2003 to 2007. He was also General Manager of Operations of E-One from 1992 to 2003; while in this role, he managed equipment and product design. He is a member of the Association of Professional Engineers and Geoscientists of B.C. Mr. Broom received a bachelor's degree in chemical engineering from the University of Waterloo.

Xinggang Cao has served as our vice president of China Business since October 1, 2007. Mr. Cao served as the deputy general manager of our prismatic cells unit from March to September 2007, and as the director of our sales department from September 2006 to March 2007. From May 2003 to September 2006, he served as the manager of our domestic sales department. Mr. Cao received a master's degree in business administration from Jilin University.

Family Relationships

There are no family relationships among our directors or officers.

Involvement in Certain Legal Proceedings

None of our directors has been subject to any legal proceedings in the past five years and that may adversely affect his or her ability and/or integrity to serve as our director.

Promoters and Certain Control Persons

We did not have any promoters at any time during the past five fiscal years.

Section 16(A) Beneficial Ownership Reporting Compliance

Under U.S. securities laws, directors, certain executive officers and persons holding more than 10% of our common stock must report their initial ownership of the common stock, and any changes in that ownership, to the SEC. The SEC has designated specific due dates for these reports. Based solely on our review of copies of such reports filed with the SEC and written representations of our directors and executive offers, we believe that all persons subject to reporting filed the required reports on time in fiscal years 2007 and 2008, except as follows: (i) late Form 4 reports filed by each of Houde Liu and Shuquan Zhang on October 23, 2006 and filed by Yanlong Zou on October 20, 2006 to report the cancellation of a stock option grant on September 28, 2006 of 50,000 shares of common stock pursuant to a termination and release agreement entered into between us and each of Houde Liu, Shuquan Zhang and Yanlong Zou; (ii) late Form 3 reports filed by each of Joseph R. Mannes, Richard B. Goodner and Jay J. Shi on October 25, 2006, in each case to report appointment as our director on May 12, 2006; (iii) late Form 4 reports filed by each of Joseph R. Mannes, Richard B. Goodner and Jay J. Shi on October 25, 2006 to report the grant of 5,000 restricted shares of our common stock pursuant to our Compensation Plan for Non-Employee Directors, adopted by us on May 12, 2006; (iv) a late Form 4 report filed by Xiangqian Li on April 2, 2007, to report the release of 1,089,775 shares of common stock from escrow to investors pursuant to an escrow agreement between Mr. Li and such investors; (v) late Form 4 reports filed by each of Houde Liu, Yanlong Zou, Shuquan Zhang and Yongbin Han on April 2, 2007 to report the grant of 34,142, 34,142, 34,142 and 136,566 shares of restricted stock, respectively, on December 26, 2006; (vi) a late Form 3 report filed by Zhongyi Deng on April 3, 2007 to report his appointment as our Vice-President of Business Development; (vii) a late Form 4 report filed by Huanyu Mao on January 31, 2008 to report the grant of an option to purchase 200,000 shares of common stock pursuant to the Stock Option Plan; and (viii) a late Form 4 report filed by Xiangqian Li on December 8, 2008 to report his disposition of beneficial ownership of 1,089,775 shares of common stock pursuant to the Li Settlement Agreement.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics relating to the conduct of our business by our employees, officers and directors. We intend to maintain the highest standards of ethical business practices and compliance with all laws and regulations applicable to our business, including those relating to doing business outside the United States.

Material Changes to Director Nomination Procedures

There have been no material changes to the procedures by which shareholders may recommend nominees to our board of directors since such procedures were last disclosed.

Audit Committee

We have a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The committee members are Richard B. Goodner, Charlene Spoede Budd and Chunzhi Zhang.

Audit Committee Financial Expert

The Board of Directors has determined that we have an audit committee financial expert serving on our audit committee. Our audit committee financial expert is Charlene Spoede Budd. Dr. Budd has been "independent" as that term is defined under the Nasdaq listing standards at all times during her service on our audit committee.

ITEM 11. EXECUTIVE COMPENSATION.

Compensation Discussion and Analysis

Compensation Philosophy

Our executive compensation philosophy is to align the interests of executive management with shareholder interests and with our business strategy and success, through an integrated executive compensation program that considers short-term performance, the achievement of long-range strategic goals and growth in total shareholder value. The key elements of executive compensation are competitive base salary, annual incentive opportunities and equity participation. The aggregate compensation package is designed to attract and retain individuals critical to the long-term success of the Company, to motivate these persons to perform at their highest levels, and to reward exceptional performance.

The compensation of our executive officers is determined by the Compensation Committee of the Board. The Chief Executive Officer reviews and revises compensation proposals prepared by Human Resources and presents his recommendations to the Compensation Committee for the Committee's ultimate review and approval. The Chief Executive Officer does not participate in Compensation Committee meetings and is not involved in decisions relating to his own compensation.

Elements of Compensation

Base Salary. Base salary levels for executive officers are set forth in their individual employment agreements, and are reflected in the Summary Compensation Table below. The Compensation Committee considered the total compensation paid by other manufacturing companies in Shenzhen, China to persons holding equivalent positions in setting base salary levels. However, the Compensation Committee did not conduct a peer group compensation analysis or target any particular compensation level in establishing the base salaries for named executive officers.

Mr. Broom's fiscal year 2008 salary is considerably higher than the salary of the other named executive officers because of the Company's desire to attract executives with appropriate experience. In setting Mr. Broom's salary, the Compensation Committee considered Mr. Broom's twenty-three years of experience in the li-on battery industry as well as the level of compensation Mr. Broom received from his previous employer.

The Compensation Committee believes that any increases in base salary should be based upon a favorable evaluation of individual performance relative to individual goals, the functioning of the executive's team within the corporate structure, success in furthering the corporate strategy and goals, individual management skills and responsibilities, demonstrated loyalty, and the Company's commitment to attract and retain executives. We expect that our Compensation Committee will reward superior individual and company performance with commensurate cash and other compensation. The Compensation Committee did not increase base salary during fiscal year 2008 because of our net loss for fiscal year 2008. Salary will next be reviewed when the Compensation Committee deems appropriate, but the Compensation Committee will not review salary more frequently than on an annual basis.

Bonuses. Executives are eligible to receive a discretionary bonus pursuant to the terms of their respective employment agreements. However, in fiscal 2008 we did not set any performance targets and no discretionary bonuses were paid because the Company's performance did not meet the management's total satisfaction. If our Compensation Committee determines to do so in the future, bonuses may be paid on an ad hoc basis to recognize superior performance. If the Compensation Committee determines to provide bonus compensation as a regular part of our executive compensation package, it will establish performance goals for each of the executive officers and maximum bonuses that may be earned upon attainment of such performance goals.

Equity Incentives. Named Executive Officers are eligible for equity awards in the form of stock options and restricted stock under our Stock Option Plan. Equity awards are granted at the discretion of the Compensation Committee. The size of an award to any individual, including named executive officers, depends on individual performance, salary level and competitive data, and the impact that such employee's productivity may have on shareholder value over time. In addition, in determining the number of stock options or shares of restricted stock granted to each named executive officer, the Compensation Committee considers the future benefits potentially available to the named executive officers from existing awards. The number of options or restricted shares granted depend in part on the total number of unvested options and restricted shares deemed necessary to provide an incentive to that individual to remain with the Company for the long-term.

In fiscal year 2008, with the goals of aligning the interest of the Company and our employees, retaining superior personnel for positions of substantial responsibility, and promoting the growth and prosperity of the Company, the compensation committee granted stock options to Mr. Li, Mr. Shen, Dr. Mao, and Mr. Broom in connection with their employment with the Company. The stock option grants to Mr. Li, Mr. Shen, Dr. Mao, and Mr. Broom are reflected in the Grants of Plan-Based Awards Table below.

We have no program, plan or practice of granting equity awards that coincide with the release by the Company of material non-public information.

We seek to further align management and shareholder interests by giving to executives an equity interest in our company, the value of which depends upon stock performance. The Committee believes that using restricted stock as part of the overall equity awards program better aligns the interest of management and shareholders as restricted stock closely replicates the economic characteristics of capital stock.

Retirement Benefits. Currently, we do not provide any company-sponsored retirement benefits or deferred compensation programs to any employee, including the named executive officers (other than a mandatory state pension scheme in which all of our employees in China participate) because it is not customary to provide such benefits and programs in China.

Perquisites. Historically, we have provided our named executive officers with minimal perquisites and other personal benefits that we believe are reasonable, such as company car-related expenses. We do not view perquisites as a significant element of compensation, but do believe they can be useful in attracting, motivating and retaining the executive talent for which we compete.

Compensation Committee Report

The Compensation Committee of the Company has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based on such review and discussions, the Compensation Committee has recommended to the Board that the Compensation Discussion and Analysis be included in this annual report.

COMPENSATION COMMITTEE

Richard B. Goodner
Charlene Spoede Budd
Chunzhi Zhang

Summary Compensation Table

The following table provides information regarding the compensation for each person serving as a principal executive officer or a principal financial officer of the Company during the year ended September 30, 2008, and the other most highly compensated officers during that period whose compensation exceeded $100,000.

Name and Principal Position	Year	Salary ($)	Stock Awards ($) (1)	Option Awards ($)(1)	Total ($)
Xiangqian Li, President,	2008	35,199	-	769,324	804,523
Chief Executive Officer	2007	31,953	-	-	31,953
	2006	29,893	-	-	-
Tony Shen, Chief	2008	28,160	-	298,977	327,137
Financial Officer	2007	8,521	-	74,095	82,616
	2006	-	-	-	-
Huanyu Mao	2008	31,679	-	452,470	484,149
	2007	27,655	-	257,391(2)	319,855
	2006	27,655	-	401,874	429,529
Kenneth G. Broom	2008	247,775	-	206,195	453,970
	2007	186,904	-	12,913	199,817
	2006	-	-	-	-

(1) The amounts represented in the stock and option awards columns reflect the compensation expense recognized by the Company in fiscal year 2008 determined pursuant to SFAS 123R, and no forfeitures are assumed. The assumptions used to calculate the value of option and restricted stock awards are set forth under Note 18 of the Notes to Consolidated Financial Statements. Also see "Grants of Plan-Based Awards Table" for more detail regarding equity grants to named executive officers in fiscal year 2007.

(2) This amount reflects the compensation expense recognized by the Company in fiscal year 2007 determined pursuant to SFAS 123R related to the May 16, 2005 award of stock options to Dr. Mao.

Summary of Employment Agreements

The base salary shown in the Summary Compensation Table is described in each named executive officer's respective employment agreement. The material terms of those employment agreements are summarized below.

With the exception of Mr. Broom, the named executive officers entered into the Company's standard employment agreement. On December 20, 2006, Shenzhen BAK entered into a non-standard employment agreement with Mr. Broom in connection with his employment in Canada as Executive Vice President for BAK Canada Ltd. Mr. Broom's employment agreement entitles him to a grant of 100,000 stock options, an allowance for monthly car expenses, and the cost of legal representation and indemnification for damages in the event Mr. Broom's prior employer files any claims or demands against him relating to his employment with the Company. In the event the Company terminates Mr. Broom's employment without cause prior to the expiration of the two-year term of the agreement, he is entitled to a lump sum payment or salary continuation equal to the amount he would have received had no termination occurred. Neither the Company nor Mr. Broom has incurred any legal costs or damages relating to Mr. Broom's former employment.

Material Terms of Standard Employment Agreement. With the exception of Mr. Li, who has a three-year employment agreement, we entered into two-year employment agreements with Messrs. Mao and Shen. We entered into the employment agreement with Messrs. Li and Mao on June 30, 2006, and with Mr. Shen on May 13, 2007, and renewed the agreement with Dr. Mao on June 30, 2008.

Our standard employment agreement permits us to terminate the executive's employment for cause, at any time, without notice or remuneration, for certain acts of the executive, including but not limited to a conviction or plea of guilty to a felony, negligence or dishonesty to our detriment and failure to perform agreed duties after a reasonable opportunity to cure the failure. An executive may terminate his employment upon one-month written notice if there is a material reduction in his authority, duties and responsibilities or if there is a material reduction in his annual salary before the next annual salary review. Furthermore, we may terminate the executive's employment at any time without cause by giving a one-month advance written notice to the executive officer. If we terminate the executive's employment without cause, the executive will be entitled to a termination payment of up to three months of his or her then base salary, approximately $6,391 to $7,988, depending on the length of such executive's employment with us. Specifically, the executive will receive salary continuation for: (i) one month following a termination effective prior to the first anniversary of the effective date of the employment agreement; (ii) two months following a termination effective prior to the second anniversary of the effective date; and (iii) three months following a termination effective prior to or any time after the third anniversary of the effective date. The employment agreements provide that the executive will not participate in any severance plan, policy, or program of the Company.

Our standard employment agreement contains customary non-competition, confidentiality, and non-disclosure covenants. Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use, except as required in the performance of his duties in connection with the employment, any confidential information, technical data, trade secrets and know-how of our company or the confidential information of any third party, including our affiliated entities and our subsidiaries, received by us. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice and to assign all right, title and interest in them to us. In addition, each executive officer has agreed to be bound by non-competition restrictions set forth in his or her employment agreement. Specifically, each executive officer has agreed not to, while employed by us and for a period of one year following the termination or expiration of the employment agreement,

- approach our clients, customers or contacts or other persons or entities, and not to interfere with the business relationship between us and such persons and/or entities;
- assume employment with or provide services as a director for any of our competitors, or engage in any business which is in direct or indirect competition with our business; or
- solicit the services of any of our employees.

Grants of Plan-Based Awards For Fiscal Year 2008

The following table sets forth information regarding grants of awards to named executive officers during the year ended September 30, 2008:

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#) (1)	Exercise or Base Price of Option Awards ($/share)	Grant Date Fair Value of Stock and Options Awards	Closing Price on Grant Date ($/share)
Xiangqian Li (2)	May 29, 2008	-	1,080,000	4.18 (2)	2,545,645	4.19
Tony Shen (3)	January 28, 2008	-	120,000	4.30	431,277	4.30
Huanyu Mao (4)	January 28, 2008	-	200,000	4.30	718,795	4.30
Kenneth G. Broom (5)	January 28, 2008	-	40,000	4.30	143,759	4.30

(1) Grants under the Stock Option Plan are also described in the Outstanding Equity Awards at Fiscal Year-End Table below.

(2) Mr. Li was conditionally granted an option to purchase 1,080,000 shares of our common stock on May 29, 2008 under the Stock Option Plan. The issuance of the option was subject to shareholder approval of the amendment of the Stock Option Plan to increase the number of shares available for issuance thereunder. On July 28, 2008, our shareholders approved certain amendments to the Stock Option Plan, including an amendment increasing the total number of shares available for issuance under the Plan from 4,000,000 to 8,000,000. As a result, Mr. Li became entitled to the option. The option is subject to a three-year vesting schedule, with the first 1/12 vesting on the last day of the full fiscal quarter following the date of grant (September 30, 2008), and the remaining 11/12 vesting in eleven equal installments on the last day of each following fiscal quarter. The exercise price, $4.18, is equal to the average closing price of the five trading days preceding May 29, 2008, the date the grant was conditionally approved. The option expires on May 28, 2013.

(3) Mr. Shen was granted an option to purchase 120,000 shares of our common stock on January 28, 2008 under the Stock Option Plan. The option vests and becomes exercisable over a three-year period with the option vesting and becoming exercisable as to 1/12 of the total shares every three months beginning on April 28, 2008. The option's exercise price is $4.30. The option expires on January 28, 2013.

(4) Dr. Mao was granted an option to purchase 200,000 shares of our common stock on January 28, 2008 under the Stock Option Plan. The option vests and becomes exercisable in 12 installments over a three-year period as follows: The option was to vest and become exercisable as to 16,667 shares on April 28, 2008 and as to an additional 16,667 shares each three months thereafter beginning on July 28, 2008, through October 28, 2010, and as to the final 16,663 shares on January 28, 2011. The option's exercise price is $4.30. The option expires on January 28, 2013.

(5) Mr. Broom was granted an option to purchase 40,000 shares of our common stock on January 28, 2008 under the Stock Option Plan. The option vests and becomes exercisable in 12 installments over a three-year period as follows: The option was to vest and become exercisable as to 3,334 shares on April 28, 2008 and as to an additional 3,334 shares each three months thereafter beginning on July 28, 2008, through October 28, 2010, and as to the final 3,326 shares on January 28, 2011. The option's exercise price is $4.30. The option expires on January 28, 2013.

Outstanding Equity Awards At Fiscal Year-End 2008

The following table sets forth the equity awards outstanding at September 30, 2008 for each of the named executive officers.

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Xiangqian Li (1)	90,000	990,000	4.18	May 28, 2013		
Tony Shen (2)	60,000	20,000	3.35	May 13, 2012		
	20,000	100,000	4.30	January 28, 2013		
Huanyu Mao (3)	200,000	-	6.25	May 16, 2011		
	33,334	166,666	4.30	January 28, 2013		
Kenneth G. Broom (4)	6,668	33,332	4.30	January 28, 2013		
	25,000	75,000	3.268	July 1, 2013		

(1) Mr. Li was conditionally granted an option to purchase 1,080,000 shares of our common stock on May 29, 2008 under the Stock Option Plan. The issuance of the option was subject to shareholder approval of the amendment of the Stock Option Plan to increase the number of shares available for issuance thereunder. On July 28, 2008, our shareholders approved certain amendments to the Stock Option Plan, including an amendment increasing the total number of shares available for issuance under the Plan from 4,000,000 to 8,000,000. As a result, Mr. Li became entitled to the option. The option is subject to a three-year vesting schedule, with the first 1/12 vesting on the last day of the full fiscal quarter following the date of grant (September 30, 2008), and the remaining 11/12 vesting in eleven equal installments on the last day of each following fiscal quarter. The exercise price, $4.18, is equal to the average closing price of the five trading days preceding May 29, 2008, the date the grant was conditionally approved. The option expires on May 28, 2013.

(2) On June 25, 2007, Mr. Shen was granted an option to purchase 80,000 shares of Common Stock at a price of $3.35 per share. The option vests over two years, with 10,000 shares vesting on the last day of each fiscal quarter following the grant date, with the first vesting date occurring on June 30, 2007. On January 28, 2008, Mr. Shen was granted an option to purchase 120,000 shares of Common Stock at a price of $4.30 per share. The option vests and becomes exercisable over a three-year period with the option vesting and becoming exercisable as to 1/12 of the total shares every three months beginning on April 28, 2008.

(3) Dr. Mao was granted an option to purchase 200,000 shares of Common Stock on May 16, 2005, at a price of $6.25 per share, 40% of which vested on July 1, 2007, an additional 30% of which vested on January 1, 2008, and the final 30% of which vested on July 1, 2008. Any unvested portion of the option is subject to forfeiture if Dr. Mao is no longer employed by the Company. On January 28, 2008, Dr. Mao was granted an option to purchase an additional 200,000 shares of Common Stock at a price of $4.30 per share. The option vests and becomes exercisable in 12 installments over a three-year period as follows: the first 16,667 shares on April 28, 2008, an additional 16,667 shares each three months thereafter beginning on July 28, 2008, through October 28, 2010, and the final 16,663 shares on January 28, 2011.

(4) On June 25, 2007, Mr. Broom was granted an option to purchase 100,000 shares of Common Stock at a price of $3.268 per share. The option vests over four years, with 25,000 shares vesting on July 1 of each year and with the first vesting date occurring on July 1, 2008. On January 28, 2008, Mr. Broom was granted an option to purchase 40,000 shares of Common Stock at a price of $4.30 per share. The option vests and becomes exercisable in 12 installments over a three-year period as follows: the first 3,334 shares on April 28, 2008, an additional 3,334 shares each three months thereafter beginning on July 28, 2008, through October 28, 2010, and the final 3,326 shares on January 28, 2011.

Option Exercises and Stock Vested – 2008

None of our named executive officers' stock awards vested during the year ended September 30, 2008. None of our named executive officers exercised options during the year ended September 30, 2008.

Potential Payments Upon Termination or Change in Control

We do not have change in control or severance agreements with our named executive officers. However, (i) each named executive officer's employment agreement provides a payment to the named executive officer on account of the Company's termination of his employment without cause and (ii) the Stock Option Plan provides that all outstanding options will automatically accelerate and become fully exercisable upon a change in control, except to the extent that those options are to be assumed or replaced by the successor company. In addition, the committee administering the Stock Option Plan has the authority to accelerate vesting of the shares of common stock subject to outstanding options held by any optionee in connection with the involuntary termination of that individual's employment within 18 months following a change in control in which the options are assumed or replaced.

The following table reflects amounts payable to our named executive officers (1) assuming their employment was terminated without cause on September 30, 2008 and (2) assuming a change in control on September 30, 2008 or involuntary termination within 18 months of a change in control.

Name	Termination Without Cause	Change in Control (1)($)

	($)	
Xiangqian Li	8,800(2)	-
Tony Shen	4,693(3)	19,996.65
Huanyu Mao	7,920(2)	-
Kenneth G. Broom	61,943(4)	24,900

(1) Amounts in this column reflect the value of unvested options that would be accelerated upon (i) a change of control if the options are not assumed by the successor corporation and (ii) involuntary termination within 18 months following a change in control in which the named executive officer's options were assumed or replaced. Amounts are calculated based on (i) the difference between (a) the closing market price of a share of the Company's common stock on September 30, 2008 and (b) the exercise price per share for an option grant (ii) multiplied by the number of shares subject to the option grant. There is no acceleration of restricted shares.

(2) In accordance with their employment agreements, Messrs. Li and Mao, if terminated without cause on the last day of the fiscal year, would have been entitled to three months of salary continuation.

(3) In accordance with his employment agreement, Mr. Shen, if terminated without cause on the last day of the fiscal year, would have been entitled to two months of salary continuation.

(4) The amount is equal to the amount Mr. Broom would be paid if he continued to be employed for the remainder of the term of his employment agreement.

Compensation of Directors – 2008

Effective May 9, 2006, our shareholders approved the Compensation Plan for Non-Employee Directors. Eligible directors are paid approximately $20,000 annually, except that the director with the additional responsibility of chairing the Audit Committee is paid an additional $5,000 annually, in each case subject to adjustments determined by our board from time to time. Each independent director is granted 5,000 restricted shares of our common stock for serving as a director.

On August 6, 2008, we issued 5,000 shares of restricted stock to each of Charlene Spoede Budd, Chunzhi Zhang, and Richard B. Goodner as compensation for their services as a director. These restricted shares are subject to a one-year vesting schedule, with the first 25% vesting on the grant date, and the remaining 75% vesting in three installments on the last day of each following full quarter. The first 25% of the restricted shares was issued as fully paid common stock.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Total ($)
Charlene Spoede Budd	25,000	22,800 (2)	47,800
Chunzhi Zhang	20,000	22,800 (2)	42,800
Richard B. Goodner	20,000	22,800 (2)	42,800

(1) The amounts represented in the stock awards column reflect the compensation expense recognized by the Company in fiscal year 2008 determined pursuant to SFAS 123R, and no forfeitures are assumed. The assumptions used to calculate the value of the restricted stock awards are set forth under Note 18 of the Notes to Consolidated Financial Statements.

(2) Granted 5,000 shares of our restricted common stock on August 6, 2008.

Dr. Budd received a $25,000 retainer fee because of the added responsibility of serving as the chairperson of our Audit Committee during fiscal year 2008.

We do not maintain a medical, dental or retirement benefits plan for the directors.

We have not compensated, and will not compensate, our non-independent directors, such as Mr. Xiangqian Li and Dr. Huanyu Mao, for serving as our directors, although they are entitled to reimbursements for reasonable expenses incurred in connection with attending our board meetings.

The directors may determine remuneration to be paid to the directors with interested members of the board refraining from voting. The Compensation Committee will assist the directors in reviewing and approving the compensation structure for the directors.

Compensation Committee Interlocks and Insider Participation

All current members of the Compensation Committee are independent directors, and all past members were independent directors at all times during their service on such Committee. None of the past or present members of our Compensation Committee are present or past employees or officers of ours or any of our subsidiaries. No member of the Compensation Committee has had any relationship with us requiring disclosure under Item 404 of Regulation S-K under the Securities Exchange Act of 1934, as amended. None of our executive officers has served on the Board or Compensation Committee (or other committee serving an equivalent function) of any other entity, one of whose executive officers served on our Board or Compensation Committee.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth certain information about the securities authorized for issuance under our Stock Option Plan as of September 30, 2008. Options exercisable for 1,280,000 of the securities shown in column (a) below were granted under our Stock Option Plan before the effectiveness of the required stockholder approval.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, restricted stock, warrants and rights (a)	Weighted-average exercise price of outstanding options, restricted stock, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	3,121,250 (1)	$ 3.90	3,652,506 (1)
Equity compensation plans not approved by security holders	-	-	-
Total	3,121,250 (1)	$ 3.90	3,652,506 (1)

(1) We granted options to purchase a total of 2,000,000 shares of common stock in May 2005. Of these options, options in respect of 170,000 shares of common stock were cancelled as of October 1, 2005. In the fiscal quarter ended September 30, 2007, options to purchase 30,000 shares of our common stock were cancelled. In each case, the holders of the options terminated their employment with us. On September 22, 2006, the Compensation Committee approved the form of Termination and Release Agreement for cancellation of 1,400,000 shares of stock options granted to the optionees who are residents of the PRC. The Compensation Committee also consented to adopt the terms and provisions of the form of Restricted Stock Grant Agreement for the issuance of restricted shares and met during the first quarter of fiscal year 2007 to determine an appropriate number of shares of restricted stock that would be granted to these optionees under the Plan (the "Replacement Awards"). The fair value of the Replacement Awards to be granted to each optionee would approximate that of the stock options given up by each optionee. The Replacement Awards would be classified as liability-classified awards until such time that the number of shares was determined. On September 28, 2006, options to purchase a total of 1,400,000 shares of our common stock were cancelled pursuant to termination and release agreements signed on that day. On December 26, 2006, pursuant to the restricted stock grant agreements signed between the Company and the respective optionees and based on the closing market price of the Company's listed common stock on that day, a total of 914,994 shares of restricted stock were granted as Replacement Awards to the employees who gave

up their stock options and continued to be employed by the Company on that date pursuant to restricted stock grant agreements. The fair value of the Replacement Awards granted to each optionee approximated that of such employee's terminated stock options. The Compensation Committee ratified such grants on January 15, 2007. On June 25, 2007, the Company also issued 1,501,500 options to 111 employees pursuant to the Stock Option Plan. In accordance with the vesting provisions of the grants, the options were to become vested and exercisable during the period from June 30, 2007 to February 9, 2012 according to each employee's respective agreement. On January 28, 2008, the Company also issued options to purchase 360,000 shares of our common stock to three executive officers pursuant to the Stock Option Plan. In accordance with the vesting provisions of the grants, each option vests and becomes exercisable over a three-year period with the option vesting and becoming exercisable as to 1/12 (or approximately 1/12) of the total shares every three months beginning on April 28, 2008. The expiration date of each option is January 28, 2013. In addition, on May 29, 2008, the Company conditionally granted Mr. Xiangqian Li an option to purchase 1,080,000 shares of our common stock under the Stock Option Plan. The issuance of the option was subject to shareholder approval of the amendment of the Stock Option Plan to increase the number of shares available for issuance thereunder. Subsequently, an amendment increasing the maximum number of shares of common stock that may be issued and sold under the Stock Option Plan from 4,000,000 to 8,000,000 was approved at the annual shareholders meeting of the Company held on July 28, 2008, and ratified by the Compensation Committee on August 22, 2008. The material terms of our Stock Option Plan are summarized below.

Option Grants In the Last Fiscal Year

We granted options to our executive officers under our Stock Option Plan in the fiscal years of 2007 and 2008. We did not grant any options to our executive officers in fiscal year 2006.

Stock Option Plan

On May 16, 2005, our board of directors adopted the Stock Option Plan, which was later approved by our shareholders and became effective May 12, 2006. On July 28, 2008, our shareholders approved certain amendments to the Stock Option Plan. On August 22, 2008, our Compensation Committee, as the committee designated by our board of directors to administer the Stock Option Plan, ratified these amendments to the Stock Option Plan. Under the Stock Option Plan, as amended, our board of directors is authorized to grant to our employees, non-employee directors and advisors nonqualified stock options, enabling them to purchase up to 8,000,000 shares of our common stock. The exercise price of options granted pursuant to the Stock Option Plan must be at least equal to the fair market value of our common stock on the date of the grant. Fair market value is determined at the discretion of the committee (described below) on the basis of reported sales prices for the Company's common stock over a ten business day period ending on the grant date.

Types of Awards. We may grant the following types of awards under our Stock Option Plan:

- non-qualified stock options
- restricted stock

Plan Administration. A committee designated by our board of directors administers our Stock Option Plan. The committee has the sole discretion and authority to determine the eligibility, the number of underlying shares, as well as other terms and conditions of each grant. The committee also has the right to interpret, amend or modify each option agreement or restricted stock grant agreement and to remove any restrictions or conditions applicable to any options or restricted stock. A majority of the members constituting the committee will be sufficient to make decisions regarding matters related to the Stock Option Plan.

Dividends and other distribution paid on or in respect of any shares of restricted stock may be paid directly to the participant or may be invested in additional shares of restricted stock as determined by the committee in its sole discretion.

Acceleration of Options upon Corporate Transactions. The outstanding options will accelerate upon occurrence of a change-of-control corporate transaction or sale of all or substantially all of assets in liquidation or dissolution of our company. In such event, each outstanding option will become fully vested and immediately exercisable, subject to the final determination of the committee. However, the outstanding options will not accelerate if the successor entity assumes our outstanding options or replace them with a cash incentive program that preserves the spread existing at the time of such corporate action and provides for the subsequent payout in accordance with the same vesting schedule applicable to our options.

Automatic Acceleration. At the time of grant or while the options are outstanding, the committee has discretion to allow automatic acceleration of one or more options upon occurrence of a change-of-control corporate transaction, whether or not our options are assumed or replaced by the successor entity. In addition, the committee may allow automatic acceleration for options if the holder's service is terminated involuntarily within 18 months after the effectiveness of such corporate transaction.

Option Agreement. Options granted under our Stock Option Plan are evidenced by a non-qualified stock option agreement that sets forth the terms, conditions and limitations for the options granted, including the exercise price, duration of the options and the vesting schedule.

Termination of Employment, Death and Disability. In the event of termination of services other than for death, disability or misconduct, the unvested portion of the options shall immediately terminate and cease to remain outstanding. If an option holder dies or ceases to provide services to us due to permanent disability, his or her options will become fully exercisable and will remain valid for exercise for a year. If an option holder ceases to provide services to us due to his or her misconduct, all the options held by such person shall immediately terminate, whether vested or unvested.

Market Stand-Off. In case of a public offering pursuant to a registration statement filed under the Securities Act, holders of our options may not sell, hypothecate, pledge or otherwise transfer for value or dispose of any shares acquired upon exercise of an option granted under our Stock Option Plan without the prior written consent of us and the underwriters. In event of a public offering, the market stand-off of the shares acquired upon exercise of an option shall be in effect for such period of time from and after the effective date of the final prospectus for the offering as may be required to execute such agreement as we or underwriter request in connection with the market stand-off.

Transferability of Options. The options granted under our Stock Option Plan may not be transferred other than by will or operation of laws, except as otherwise agreed by the committee.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of September 30, 2008, certain information with respect to the beneficial ownership of our common stock by (i) each director and executive officer, (ii) each person known by us to be the beneficial owner of five percent or more of the outstanding shares of common stock, and (iii) all directors and executive officers as a group. Unless otherwise indicated, the person or entity listed in the table is the beneficial owner of, and has sole voting and investment power with respect to, the shares indicated.

	Amount and Nature of Beneficial Ownership(1)	
Name of Beneficial Owner	**Number of Shares (2)**	**Percent of Voting Stock (3)**
Invesco PowerShares Capital Management LLC	3,941,524 (4)	6.8%
1360 Peachtree Street NE		
Atlanta, GA 30309		
Xiangqian Li BAK Industrial Park, No. 1 BAK Street Kuichong Town Longgang District, Shenzhen People's Republic of China	19,143,887(5)	33.1%
Huanyu Mao BAK Industrial Park, No. 1 BAK Street Kuichong Town Longgang District, Shenzhen People's Republic of China	250,001(6)	*

Tony Shen BAK Industrial Park, No. 1 BAK Street Kuichong Town Longgang District, Shenzhen People's Republic of China	90,000 (7)	*
Charlene Spoede Budd 99 Air Strip Road Jackson, Georgia 30233 United States	10,500(8)	*
Chunzhi Zhang Room 1505, Block B Tairan 9th Road Chengongmiao, Futian District Shenzhen 518000 People's Republic of China	10,000(9)	*
Richard Goodner 6608 Emerald Drive Colleyville, TX 76034 United States	15,000(10)	*
Xinggang Cao BAK Industrial Park, No. 1 BAK Street Kuichong Town Longgang District, Shenzhen People's Republic of China	12,291(11)	*
Kenneth G. Broom 31061 Gunn Ave. Mission B.C. AI V45157	35,002(12)	*
Directors and executive officers as a group (8 persons)	19,341,681	33.5%

* Denotes less than 1% of the outstanding shares of common stock

(1) On September 30, 2008, there were 57,676,481 shares of common stock outstanding and no issued and outstanding preferred stock. Each person named above has the sole investment and voting power with respect to all shares of common stock shown as beneficially owned by the person, except as otherwise indicated below.

(2) Under applicable SEC rules, a person is deemed to be the "beneficial owner" of a security with regard to which the person directly or indirectly, has or shares (a) the voting power, which includes the power to vote or direct the voting of the security, or (b) the investment power, which includes the power to dispose, or direct the disposition, of the security, in each case irrespective of the person's economic interest in the security. Under these SEC rules, a person is deemed to beneficially own securities which the person has the right to acquire within 60 days through the exercise of any option or warrant or through the conversion of another security.

(3) In determining the percent of voting stock owned by a person on September 30, 2008, (a) the numerator is the number of shares of common stock beneficially owned by the person, including shares the beneficial ownership of which may be acquired within 60 days upon the exercise of options or warrants or conversion of convertible securities, and (b) the denominator is the total of (i) the shares in the aggregate of common stock outstanding on September 30, 2008, and (ii) any shares of common stock which the person has the right to acquire within 60 days upon the exercise of options or warrants or conversion of convertible securities. Neither the numerator nor the denominator includes shares which may be issued upon the exercise of any other options or warrants or the conversion of any other convertible securities.

(4) According to the Schedule 13G filed with the SEC on February 11, 2008, by Invesco Ltd. on behalf of Invesco PowerShares Capital Management LLC.

(5) On May 29, 2008, Mr. Li was granted an option to purchase 1,080,000 shares of Common Stock at an exercise price of $4.18, the average closing price of the five trading days preceding May 29, 2008. The option is subject to a three-year vesting schedule, with the first 1/12 vesting on the last day of the full fiscal quarter following the date of grant (September 30, 2008), and the remaining 11/12 vesting in eleven equal installments on the last day of each following fiscal quarter. Mr. Li is also a party to an Escrow Agreement pursuant to which he agreed to place 2,179,550 shares of his common stock into escrow as "make good shares" for the benefit of the new investors relating to the share issuance in January 2005 in the event we fail to satisfy certain "performance thresholds", as defined in the Escrow Agreement for the fiscal years ending September 30, 2005 and 2006. Our previously reported net income for the fiscal year ended September 30, 2005 exceeded the "performance threshold" for such period; accordingly, 1,089,775 of the shares placed in escrow by Mr. Li were released to Mr. Li. Because the recognition of a compensation charge in connection with the release of the escrowed shares back to Mr. Li would cause our net income for fiscal year 2005 to fall below $12.0 million, and based on Mr. Li's understanding that the investors in the January 2005 share issuance would therefore become entitled to the 1,089,775 shares released to him, Mr. Li undertook to transfer those shares to such investors on a pro rata basis. Notwithstanding this undertaking, however, the 1,089,775 shares were not delivered to such investors. Pursuant to the Li Settlement Agreement, Mr. Li agreed to deliver the 1,089,775 shares to BAK International; BAK International in turn agreed to deliver the shares to the Company. Upon receipt of these shares, the Company agreed to release all claims and causes of action against Mr. Li and certain other persons regarding the shares. In November 2007, the 1,089,775 shares were delivered to the Company. Under the terms of the Li Settlement Agreement, the Company was also authorized to commence negotiations with the investors who participated in the Company's January 2005 private placement in order to achieve a complete settlement of BAK International's obligations (and the Company's obligations to the extent it has any) under the applicable agreements with such investors. Beginning on March 13, 2008, the Company entered into settlement agreements with certain investors in the January 2005 private placement. Pursuant to the settlement agreements, the Company and such investors have agreed, without any admission of liability, to a settlement and mutual releases from all claims relating to the January 2005 private placement, including all claims relating to the 1,089,775 "make good shares" of our common stock that had been placed into escrow by Mr. Li, in connection with the January 2005 private placement, as well as all claims, including claims for liquidated damages, relating to registration rights granted in connection with the January 2005 private placement. Pursuant to the settlement agreements, we have made settlement payments to each of the settling investors of a number of shares of common stock equal to 50% of the number of "make good shares" such investor had claimed. Aggregate settlement payments amounted to 368,745 shares as of September 30, 2008, all of which were issued in the fiscal year ended September 30, 2008. Share payments to date have been made in reliance upon the exemptions from registration provided by Section 4(2) and/or other applicable provisions of the Securities Act of 1933, as amended. In accordance with the settlement agreements, we filed a registration statement covering the resale of such shares, which was declared effective by the SEC on June 26, 2008. The shares listed under Mr. Li in this table do not include the 1,089,775 shares that were delivered to the Company as described herein. Mr. Li is also a party to a guarantee agreement under which he has pledged certain of his shares of our common stock to China Development Bank as collateral for a long-term loan agreement entered into by Shenzhen BAK. Such shares had previously been subject to a pledge in favor of Shenzhen Development Bank which was released by Shenzhen Development Bank on August 25, 2006.

(6) Dr. Mao was granted an option to purchase 200,000 shares of Common Stock on May 16, 2005, at a price of $6.25 per share, 40% of which vested on July 1, 2007, an additional 30% of which vested on January 1, 2008, and the final 30% of which vested on July 1, 2008. On January 28, 2008, Dr. Mao was granted an option to purchase an additional 200,000 shares of Common Stock at a price of $4.30 per share. The option vests and becomes exercisable in 12 installments over a three-year period as follows: the first 16,667 shares on April 28, 2008, an additional 16,667 shares each three months thereafter beginning on July 28, 2008, through October 28, 2010, and the final 16,663 shares on January 28, 2011.

(7) On June 25, 2007, Mr. Shen was granted an option to purchase 80,000 shares of Common Stock at a price of $3.35 per share. The option vests over two years, with 10,000 shares vesting on the last day of each fiscal quarter following the grant date, with the first vesting date occurring on June 30, 2007. On January 28, 2008, Mr. Shen was granted an option to purchase 120,000 shares of Common Stock at a price of $4.30 per share. The option vests and becomes exercisable over a three-year period with the option vesting and becoming exercisable as to 1/12 of the total shares every three months beginning on April 28, 2008.

(8) On June 25, 2007, Dr. Budd was granted 5,000 shares of restricted Common Stock. The restricted Common Stock was subject to a one-year vesting schedule, with unvested shares being subject to limitations on transfer and forfeiture provisions. The first 25% of the restricted shares vested on the applicable grant date, and the remaining 75% vest in three equal installments on the last day of each following full fiscal quarter of the Company. On August 6, 2008, Dr. Budd was granted 5,000 shares of restricted Common Stock on the same terms as those governing the June 25, 2007 grant.

(9) On June 25, 2007, Mr. Zhang was granted 5,000 shares of restricted Common Stock. The restricted Common Stock was subject to a one-year vesting schedule, with unvested shares being subject to limitations on transfer and forfeiture provisions. The first 25% of the restricted shares vested on the applicable grant date, and the remaining 75% vest in three equal installments on the last day of each following full fiscal quarter of the Company. On August 6, 2008, Mr. Zhang was granted 5,000 shares of restricted Common Stock on the same terms as those governing the June 25, 2007 grant.

(10) On July 17, 2007, Mr. Goodner was granted 5,000 shares of restricted Common Stock. The restricted Common Stock was subject to a one-year vesting schedule, with unvested shares being subject to limitations on transfer and forfeiture provisions. The first 25% of the restricted shares vested on the applicable grant date, and the remaining 75% vest in three equal installments on the last day of each following full fiscal quarter of the Company. On August 6, 2008, Mr. Goodner was granted 5,000 shares of restricted Common Stock on the same terms as those governing the July 17, 2007 grant.

(11) Mr. Cao was granted 20,485 restricted shares of Common Stock on December 26, 2006, with 40% of such shares vesting on July 1, 2007, an additional 30% vesting on January 1, 2008, and the remaining 30% vesting on July 1, 2008. The first 40% of such shares has been exercised and sold.

(12) On June 25, 2007, Mr. Broom was granted an option to purchase 100,000 shares of Common Stock at a price of $3.268 per share. The option vests over four years, with 25,000 shares vesting on July 1 of each year and with the first vesting date occurring on July 1, 2008. On January 28, 2008, Mr. Broom was granted an option to purchase 40,000 shares of Common Stock at a price of $4.30 per share. The option vests and becomes exercisable in 12 installments over a three-year period as follows: the first 3,334 shares on April 28, 2008, an additional 3,334 shares each three months thereafter beginning on July 28, 2008, through October 28, 2010, and the final 3,326 shares on January 28, 2011.

Changes in Control

There are no arrangements known to us, including any pledge by any person of our securities, the operation of which may at a subsequent date result in a change in control of the Company.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

Related Party Transactions

None.

Director Independence

The Board of Directors has determined that each of our non-employee directors is independent and that each director who serves on each of its committees is independent, as the term is defined under the Nasdaq listing standards and the SEC.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

Independent Auditors' Fees

PKF performed services for us in fiscal years 2007 and 2008, related to financial statement audit work, quarterly reviews, audit of internal control over financial reporting and registration statement. Fees paid or payable to PKF in fiscal 2008 and 2007 were as follows:

	Year Ended September 30,

	2008	2007
Audit Fees	$ 175,000	$ 223,630
Audit-Related Fees	$ 43,059	$ 24,375
Tax Fees	$ -	$ -
All Other Fees	$ -	$ -
Total	$ 218,059	$ 248,005

Pre-Approval Policies and Procedures

Under the Sarbanes-Oxley Act of 2002, all audit and non-audit services performed by our auditors must be approved in advance by our audit committee to assure that such services do not impair the auditors' independence from us. In accordance with its policies and procedures, our audit committee pre-approved the audit service performed by PKF for our consolidated financial statements as of and for the year ended September 30, 2008 and our internal control over financial reporting as of September 30, 2008.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

(a) Financial Statements and Schedules

The financial statements are set forth under Item 8 of this Annual Report on Form 10-K. Financial statement schedules have been omitted since they are either not required, not applicable, or the information is otherwise included.

(b) Exhibit Listing

Exhibit No.	Description
3.1	Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant's Annual Report on Form 10-K filed with the Commission on December 8, 2006)
3.2	By-laws of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant's Annual Report on Form 10-K filed with the Commission on December 19, 2007)
4.1	Form of Registration Rights Agreement, dated November 5, 2007 (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed with the Commission on November 6, 2007)
4.2	China BAK Battery, Inc. Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on August 22, 2006)
4.3	Amendment No. 1 to the China BAK Battery, Inc. Stock Option Plan (incorporated by reference to Exhibit 4.1 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on August 8, 2008)
4.4	Form of Warrant (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed with the Commission on August 26, 2008)
4.5	Specimen Common Stock Certificate representing shares of Common Stock, par value $0.001 per share (incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-8 filed with the Commission on September 24, 2008)
10.1	China BAK Battery, Inc. Compensation Plan for Non-Employee Directors (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on August 22, 2006)
10.2	Form of Indemnification Agreement with the Registrant's directors (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on August 22, 2006)

Exhibit No.	Description
10.3	Employment Agreement between the Registrant and Xiangqian Li , dated June 30, 2006 (incorporated by reference to Exhibit 10.4 to the Registrant's Annual Report on Form 10-K filed with the Commission on December 19, 2007)
10.4	Employment Agreement between the Registrant and Huanyu Mao, dated June 30, 2006 (incorporated by reference to Exhibit 10.6 to the Registrant's Annual Report on Form 10-K filed with the Commission on December 19, 2007)
10.5	Employment Agreement between the Registrant and Kenneth G. Broom, dated December 20, 2006 (incorporated by reference to Exhibit 10.7 to the Registrant's Annual Report on Form 10-K filed with the Commission on December 19, 2007)
10.6	Employment Agreement between the Registrant and Tony Shen, dated May 13, 2007 (incorporated by reference to Exhibit 10.8 to the Registrant's Annual Report on Form 10-K filed with the Commission on December 19, 2007)
10.7	Warrant issued by China BAK Battery, Inc. to Roth Capital Partners, LLC on September 16, 2005 (incorporated by reference to Exhibit 10.50 to the Registrant's Annual Report on Form 10-KSB filed with the Commission on December 30, 2005)
10.8	Warrant issued by China BAK Battery, Inc. to Global Hunter Securities LLC on September 16, 2005 (incorporated by reference to Exhibit 10.51 to the Registrant's Annual Report on Form 10-KSB filed with the Commission on December 30, 2005)
10.9	Summary of Comprehensive Credit Facility Agreement entered into between Shenzhen BAK Battery Co., Ltd. and Shuibei Branch, Shenzhen Commercial Bank on August 7, 2007 (incorporated by referent to Exhibit 10.8 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on August 22, 2006)
10.10	Guaranty Contract of Maximum Amount, dated as of April 21, 2006, by and between BAK International Limited and Shuibei Branch, Shenzhen Commercial Bank (incorporated by reference to Exhibit 10.7 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on August 22, 2006)
10.11	Individual Guaranty Contract of Maximum Amount, dated as of April 21, 2006, by and between Xiangqian Li and Shuibei Branch, Shenzhen Commercial Bank (incorporated by reference to Exhibit 10.8 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on August 22, 2006)
10.12	Mortgage Contract, dated November 23, 2006, by and between Shenzhen Eastern Branch, Agricultural Bank of China and Shenzhen BAK Battery Co., Ltd. (incorporated by referent to Exhibit 10.8 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on February 9, 2007)
10.13	Summary of Comprehensive Credit Facility Agreement of Maximum Amount, dated June 8, 2007, by and between Shenzhen BAK Battery Co., Ltd. and Shenzhen Eastern Branch, Agricultural Bank of China (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on August 7, 2007)
10.14	Guaranty Contract of Maximum Amount, dated June 8, 2007, among BAK International Limited, Xiangqian Li and Shenzhen Eastern Branch, Agricultural Bank of China (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on August 7, 2007)
10.15	Summary of Loan Agreement, dated as of June 22, 2007, by and between Shenzhen BAK Battery Co., Ltd. and Shenzhen Eastern Branch, Agricultural Bank of China (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on August 7, 2007)
10.16	Summary of Comprehensive Credit Facilities Agreement, dated June 20, 2007, by and between Shenzhen BAK Battery Co., Ltd. and Longgang Branch, Shenzhen Development Bank (incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on August 7, 2007)
10.17	Guaranty Contract of Maximum Amount Pledge, dated June 20, 2007, by and between Xiangqian Li and Longgang Branch, Shenzhen Development Bank (incorporated by reference to Exhibit 10.5 to the

Exhibit No.	Description
	Registrant's Quarterly Report on Form 10-Q filed with the Commission on August 7, 2007)
10.18	Guaranty Contract of Maximum Amount, dated June 21, 2007, by and between BAK International Limited and Longgang Branch, Shenzhen Development Bank (incorporated by reference to Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on August 7, 2007)
10.19	Guaranty Contract of Maximum Amount, dated June 20, 2007, by and between Xiangqian Li and Longgang Branch, Shenzhen Development Bank (incorporated by reference to Exhibit 10.7 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on August 7, 2007)
10.20	Summary of Comprehensive Credit Facility Agreement, dated May 15, 2007, by and between Shenzhen BAK Battery Co., Ltd. and Shuibei Branch, Shenzhen Ping An Bank (f/k/a Shenzhen Commercial Bank) (incorporated by reference to Exhibit 10.8 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on August 7, 2007)
10.21	Individual Guaranty Contract of Maximum Amount, dated May 15, 2007, by and between Xiangqian Li and Longgang Branch, Shenzhen Ping An Bank (f/k/a Shenzhen Commercial Bank) (incorporated by reference to Exhibit 10.9 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on August 7, 2007)
10.22	Guaranty Contract of Maximum Amount, dated May 15, 2007, by and between BAK International Limited and Longgang Branch, Shenzhen Ping An Bank (f/k/a Shenzhen Commercial Bank) (incorporated by reference to Exhibit 10.10 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on August 7, 2007)
10.23	Loan Certificate, dated June 20, 2007, by and between Shenzhen BAK Battery Co., Ltd and Shuibei Branch, Shenzhen Ping An Bank (f/k/a Shenzhen Commercial Bank) (incorporated by reference to Exhibit 10.13 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on August 7, 2007)
10.24	Summary of Comprehensive Credit Facility Agreement of Maximum Amount entered into between Shenzhen BAK Battery Co., Ltd. And Shenzhen Branch, China CITIC Bank on March 14, 2007 (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on May 8, 2007)
10.25	Summary of Guaranty Contract of Maximum Amount, dated March 14, 2007, by and between BAK International Limited and China CITIC Bank (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on May 8, 2007)
10.26	Summary of Guaranty Contract of Maximum Amount, dated March 14, 2007, by and between Xiangqian Li and China CITIC Bank (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on May 8, 2007)
10.27	Loan Certificate between Shenzhen BAK Battery Co., Ltd and China CITIC Bank on April 16, 2007 (incorporated by reference to Exhibit 10.11 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on August 7, 2007)
10.28	Loan Certificate between Shenzhen BAK Battery Co., Ltd and China CITIC Bank on April 18, 2007 (incorporated by reference to Exhibit 10.12 to the Registrant's Quarterly Report on Form 10-filed with the Commission on August 7, 2007)
10.29	Summary of Comprehensive Credit Facility Agreement entered into between Shenzhen BAK Battery Co., Ltd and Shenzhen Branch, China Construction Bank on February 14, 2007 (incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on May 8, 2007)
10.30	Summary of Guaranty Agreement of Maximum Amount entered into between Shenzhen BAK Battery Co., Ltd and Shenzhen Branch, China Construction Bank on February 14, 2007 (incorporated by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on May 8, 2007)
10.31	Summary of Loan Agreement entered into between Shenzhen BAK Battery Co., Ltd and Shenzhen Branch, China Construction Bank on February 14, 2007 (incorporated by reference to Exhibit 10.6 to the

Exhibit No.	Description
	Registrant's Quarterly Report on Form 10-Q filed with the Commission on May 8, 2007)
10.32	Summary of Loan Agreement, effective December 18, 2006, between Shenzhen BAK Battery Co., Ltd. and Shenzhen Eastern Branch, Agricultural Bank of China (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Commission on December 22, 2006)
10.33	Summary of Loan Agreement, dated December 26, 2006, between Shenzhen BAK Battery Co., Ltd. and Shenzhen Branch, China Development Bank. (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Commission on January 3, 2007)
10.34	Summary of Guaranty Agreement, dated December 26, 2006, between Xiangqian Li and Shenzhen Branch, China Development Bank. (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed with the Commission on January 3, 2007)
10.35	Summary of Guaranty Contract, dated as of January 11, 2006, by and between Shenzhen BAK Battery Co., Ltd. and Shenzhen Nanshan Branch of Guangdong Development Bank to secure indebtedness of Shenzhen Tongli Hi-tech Co., Ltd. (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed with the Commission on January 18, 2006)
10.36	Summary of Loan Agreement dated July 2, 2007, by and between Shenzhen BAK Co., Ltd. and Agricultural Bank of China, Shenzhen Eastern Branch (incorporated by reference to Exhibit 10.41 to the Registrant's Annual Report on Form 10-K filed with the Commission on December 19, 2007)
10.37	Summary of Loan Agreement dated August 27, 2007, by and between Shenzhen BAK Co., Ltd. and Agricultural Bank of China, Shenzhen Eastern Branch (incorporated by reference to Exhibit 10.42 to the Registrant's Annual Report on Form 10-K filed with the Commission on December 19, 2007)
10.38	Loan Certificate, dated July 2, 2007, by and between Shenzhen BAK Battery Co., Ltd. and Shenzhen Development Bank, Shenzhen Branch (incorporated by reference to Exhibit 10.43 to the Registrant's Annual Report on Form 10-K filed with the Commission on December 19, 2007)
10.39	Loan Certificate, dated August 14, 2007, by and between Shenzhen BAK Co., Ltd. and Bank of China, Shenzhen Branch (incorporated by reference to Exhibit 10.44to the Registrant's Annual Report on Form 10-K filed with the Commission on December 19, 2007)
10.40	Loan Certificate, dated August 15, 2006, by and between Shenzhen BAK Battery Co., Ltd and Bank of China, Shenzhen Branch (incorporated by reference to Exhibit 10.45 to the Registrant's Annual Report on Form 10-K filed with the Commission on December 19, 2007)
10.41	Loan Certificate, dated September 3, 2007, by and between Shenzhen BAK Battery Co., Ltd. and Shenzhen Ping An Bank, Shuibei Branch (f/k/a Shenzhen Commercial Bank) (incorporated by reference to Exhibit 10.46 to the Registrant's Annual Report on Form 10-K filed with the Commission on December 19, 2007)
10.42	Loan Certificate, dated September 6, 2007, by and between Shenzhen BAK Battery Co., Ltd. and Shenzhen Ping An Bank, Shuibei Branch (f/k/a Shenzhen Commercial Bank) (incorporated by reference to Exhibit 10.47 to the Registrant's Annual Report on Form 10-K filed with the Commission on December 19, 2007)
10.43	Loan Certificate, dated July 9, 2007, by and between Shenzhen BAK Co., Ltd. and Agricultural Bank of China, Shenzhen Eastern Branch (incorporated by reference to Exhibit 10.48 to the Registrant's Annual Report on Form 10-K filed with the Commission on December 19, 2007)
10.44	Credit Facility Agreement by and between Shenzhen BAK Battery Co., Ltd. and Shenzhen Branch, Bank of China, dated November 1, 2007 (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on February 6, 2008)
10.45	Guaranty Contract of Maximum Amount by and between Shenzhen BAK Battery Co., Ltd. and Shenzhen Branch, Bank of China, dated November 1, 2007 (incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on February 6, 2008)
10.46	Pledge Contract of Maximum Amount by and between Shenzhen BAK Battery Co., Ltd. and Shenzhen Branch, Bank of China, dated November 8, 2007 (incorporated by reference to Exhibit 10.5 to the

Exhibit No.	Description
	Registrant's Quarterly Report on Form 10-Q filed with the Commission on February 6, 2008)
10.47	Loan Certificate between Shenzhen BAK Battery Co., Ltd. and Shenzhen Branch, Bank of China, dated November 27, 2007 (incorporated by reference to Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on February 6, 2008)
10.48	Loan Certificate between Shenzhen BAK Battery Co., Ltd. and Shenzhen Pingshan Branch, Shenzhen Development Bank, dated December 12, 2007 (incorporated by reference to Exhibit 10.7 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on February 6, 2008)
10.49	Loan Certificate between Shenzhen BAK Battery Co., Ltd. and Shenzhen Pingshan Branch, Shenzhen Development Bank, dated December 14, 2007 (incorporated by reference to Exhibit 10.8 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on February 6, 2008)
10.50	Loan Certificate between Shenzhen BAK Battery Co., Ltd. and Shenzhen Pingshan Branch, Shenzhen Development Bank, dated December 20, 2007 (incorporated by reference to Exhibit 10.9 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on February 6, 2008)
10.51	Loan Certificate between Shenzhen BAK Battery Co., Ltd. and Shenzhen Shuibei Branch, Shenzhen Ping An Bank, dated October 22, 2007 (incorporated by reference to Exhibit 10.10 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on February 6, 2008)
10.52	Loan Certificate between Shenzhen BAK Battery Co., Ltd. and Shenzhen Eastern Branch, Agricultural Bank of China, dated October 11, 2007 (incorporated by reference to Exhibit 10.11 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on February 6, 2008)
10.53	Loan Certificate between Shenzhen BAK Battery Co., Ltd. and Shenzhen Eastern Branch, Agricultural Bank of China, dated October 11, 2007 (incorporated by reference to Exhibit 10.12 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on February 6, 2008)
10.54	Loan Certificate between Shenzhen BAK Battery Co., Ltd. and Shenzhen Eastern Branch, Agricultural Bank of China, dated October 11, 2007 (incorporated by reference to Exhibit 10.13 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on February 6, 2008)
10.55	Form of Settlement Agreement between the Registrant and certain investors (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the Commission on March 31, 2008)
10.56	Form of Settlement Agreement between the Registrant and Chinamerica Fund, LP, dated March 13, 2008 (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on May 12, 2008)
10.57	Form of Settlement Agreement between the Registrant and The Pinnacle Fund, L.P., dated March 21, 2008 (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on May 12, 2008)
10.58	Summary of Comprehensive Credit Facility Agreement, by and between Shenzhen BAK Battery Co., Ltd and Shenzhen Hi-tech Industrial Park Branch, Industrial Bank Co., Ltd, dated March 25, 2008 (incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on May 12, 2008)
10.59	Summary of Guaranty Contract of Maximum Amount, by and between Mr. Xiangqian Li and Shenzhen Hi-tech Industrial Park Branch, Industrial Bank Co., Ltd on March 24, 2008 (incorporated by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on May 12, 2008)
10.60	Summary of Loan Agreement, by and between Shenzhen BAK Battery Co., Ltd. and Shenzhen Hi-tech Industrial Park Branch, Industrial Bank Co., Ltd, dated March 25, 2008 (incorporated by reference to Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on May 12, 2008)
10.61	Loan certificate with Shenzhen Hi-tech Industrial Park Branch, Industrial Bank Co., Ltd, dated March 25, 2008 (incorporated by reference to Exhibit 10.7 to the Registrant's Quarterly Report on Form 10-Q filed

Exhibit No.	Description
	with the Commission on May 12, 2008)
10.62	Loan certificate with Shenzhen Branch, Bank of China, dated March 27, 2008 (incorporated by reference to Exhibit 10.8 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on May 12, 2008)
10.63	Summary of Loan Agreement between BAK International (Tianjin) Limited and Tianjin Branch, Agricultural Bank of China, dated May 26, 2008 (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on August 8, 2008)
10.64	Summary of Loan Agreement between Shenzhen BAK Battery Co., Ltd. and Shenzhen East Branch, Agricultural Bank of China, dated May 20, 2008 (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on August 8, 2008)
10.65	Summary of Guaranty Contract of Maximum Amount between BAK International (Tianjin) Ltd. and Shenzhen Eastern Branch, Agricultural Bank of China, dated May 20, 2008 (incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on August 8, 2008)
10.66	Summary of Comprehensive Credit Facility Agreement of Maximum Amount between Shenzhen BAK Battery Co., Ltd. and Shenzhen Branch, China CITIC Bank Co., Ltd., dated May 9, 2008 (incorporated by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on August 8, 2008)
10.67	Summary of Guaranty Contract of Maximum Amount between BAK International Limited and Shenzhen Branch, China CITIC Bank Co., Ltd., dated May 9, 2008 (incorporated by reference to Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on August 8, 2008)
10.68	Summary of Guaranty Contract of Maximum Amount between Xiangqian Li and Shenzhen Branch, China CITIC Bank Co., Ltd., dated May 9, 2008 (incorporated by reference to Exhibit 10.7 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on August 8, 2008)
10.69	Supplemental Agreement between Shenzhen BAK Battery Co., Ltd. and Shenzhen Branch, Agricultural Bank of China, dated August 6, 2008 (incorporated by reference to Exhibit 10.8 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on August 8, 2008)
10.70	Summary of Loan Agreement by and between Shenzhen BAK Battery Co., Ltd. and Shenzhen Eastern Branch, Agricultural Bank of China, dated September 17, 2008
10.71	Summary of Loan Agreement by and between Shenzhen BAK Battery Co., Ltd. and Shenzhen Eastern Branch, Agricultural Bank of China, dated September 19, 2008
10.72	Credit Loan Certificate between Bank of China and Shenzhen BAK Battery Co., Ltd., dated August 19, 2008
10.73	Credit Loan Certificate between Bank of China, Shenzhen Branch and Shenzhen BAK Battery Co., Ltd., dated August 29, 2008
10.74	Guaranty Contract of Maximum Amount among BAK International (Tianjin) Limited, BAK International Limited, Xiangqian Li, and Shenzhen Eastern Branch, Agricultural Bank of China, dated September 17, 2008
10.75	Summary of Shenzhen Land Use Right Grant Agreement by and between Shenzhen Municipal Bureau of Land Resources and Housing Management and Shenzhen BAK Battery Co., Ltd., dated June 29, 2007
10.76	Summary of Contract for Assignment of Shenzhen Land Use Right by and between Shenzhen Municipal Bureau of Land Resources and Housing Management and Shenzhen BAK Battery Co., Ltd., dated June 29, 2007
10.77	Summary of Loan Agreement by and between Shenzhen BAK Battery Co., Ltd. and Shenzhen Eastern Branch, Agricultural Bank of China, dated November 23, 2006 (incorporated by reference to Exhibit 10.1 to

Exhibit No.	Description
	the Registrant's Current Report on Form 8-K filed with the Commission on December 22, 2006)
10.78	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Commission on August 26, 2008)
10.79	Placement Agency Agreement between the Registrant and Brean Murray, Carret & Co., LLC, accepted August 22, 2008 (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed with the Commission on August 26, 2008)
10.80	Amendment to Placement Agency Agreement between the Registrant and Brean Murray, Carret & Co., LLC, dated August 22, 2008 (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed with the Commission on August 26, 2008)
10.81	Form of Securities Purchase Agreement, dated November 5, 2007 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Commission on November 6, 2007)
10.82	Delivery of Make Good Shares, Settlement and Release Agreement, by and among China BAK Battery, Inc., Xiangqian Li, and BAK International, Ltd., dated October 22, 2007 (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed with the Commission on November 6, 2007)
10.83	Escrow Agreement by and among Medina Coffee, Inc., certain investors indicated therein, Xiangqian Li, and Securities Transfer Corporation, dated as of January 20, 2005 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Commission on January 21, 2005)
10.84	Form of Restricted Stock Grant Agreement (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on February 9, 2007)
14.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 14.1 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on August 22, 2006)
16.1	Letter from KPMG to Securities and Exchange Commission, dated April 13, 2007 (incorporated by reference to Exhibit 16 to the Registrant's Current Report on Form 8-K/A filed with the Commission on April 17, 2007)
21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Registrant's Form S-1 filed with the Commission on October 11, 2006)
23.1	Consent of PKF
23.2	Consent of KPMG
31.1	Certifications of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certifications of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

CHINA BAK BATTERY, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED SEPTEMBER 30, 2006, 2007 AND 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
China BAK Battery, Inc.:

We have audited the accompanying consolidated balance sheets of China BAK Battery, Inc. and subsidiaries (the "Company") as of September 30, 2008 and 2007, and the related consolidated statements of operations and comprehensive income, shareholders' equity, and cash flows for each of the two years in the period ended September 30, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of September 30, 2008 and 2007, and the results of their operations and their cash flows for each of the two years in the period ended September 30, 2008 in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of September 30, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 10, 2008 expressed an adverse opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ PKF
Certified Public Accountants
Hong Kong
December 10, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
China BAK Battery, Inc.:

We have audited the accompanying consolidated statements of income and comprehensive income, shareholders' equity, and cash flows of China BAK Battery, Inc. and subsidiaries (hereinafter collectively referred to as the "Group") for the year ended September 30, 2006. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and the cash flows of the Group for the year ended September 30, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in note 2(q) to the consolidated financial statements, on October 1, 2005, the Group adopted Statement of Financial Accounting Standards ("SFAS") No.123 (*Revised* 2004), "*Share-Based Payment*", using the modified prospective method, representing a change in the Group's method of accounting for stock-based compensation.

/s/ KPMG
Hong Kong, China

December 8, 2006

China BAK Battery, Inc. and subsidiaries
Consolidated balance sheets
As of September 30, 2007 and 2008

(In US$)

	Note	*2007*	*2008*
Assets			
Current assets			
Cash and cash equivalents		$ 14,196,513	$ 35,706,834
Pledged deposits	3	4,594,727	4,449,244
Trade accounts receivable, net	4	63,150,872	82,740,288
Inventories	5	59,827,232	67,583,060
Prepayments and other receivables	6	1,656,494	4,462,492
Deferred tax assets	7(b)	502,916	1,719,662
Total current assets		143,928,754	196,661,580
Property, plant and equipment, net	8, 20	145,123,022	195,435,212
Lease prepayments, net	9	17,884,436	31,782,129
Intangible assets, net	10	121,038	161,418
Deferred tax assets	7(b)	171,774	6,543
Total assets		$ 307,229,024	$ 424,046,882

See accompanying notes to the consolidated financial statements.

China BAK Battery, Inc. and subsidiaries
Consolidated balance sheets
As of September 30, 2007 and 2008 (continued)

(In US$)

	Note	*2007*	*2008*
Liabilities			
Current liabilities			
Short-term bank loans	11	$ 89,870,586	$ 105,598,170
Current maturities of long-term bank loans	12	-	8,799,848
Accounts and bills payable		45,588,583	57,486,716
Accrued expenses and other payables	13	15,467,192	21,581,182
Total current liabilities		150,926,361	193,465,916
Long-term bank loans, less current maturities	12	29,291,154	55,732,366
Deferred revenue	21	-	7,685,200
Deferred tax liabilities	7(b)	279,597	91,400
Total liabilities		180,497,112	256,974,882
Commitments and contingencies	20		
Shareholders' equity			
Ordinary shares US$ 0.001 par value;			
100,000,000 authorized; 49,250,853 and 57,676,481 issued and outstanding as of September 30, 2007 and 2008 respectively		49,251	57,677
Donated shares		7,955,358	14,101,689
Additional paid-in capital		66,355,151	97,286,286
Statutory reserves		6,426,977	6,917,943
Retained earnings		36,060,426	27,628,860
Accumulated other comprehensive income		9,884,749	25,146,155
		126,731,912	171,138,610
Less: Treasury shares		-	(4,066,610)
Total shareholders' equity		126,731,912	167,072,000
Total liabilities and shareholders' equity		$ 307,229,024	$ 424,046,882

See accompanying notes to the consolidated financial statements.

China BAK Battery, Inc. and subsidiaries
Consolidated statements of operations and comprehensive income
For the years ended September 30, 2006, 2007 and 2008

(In US$)

	Note	*2006*	*2007*	*2008*
Net revenues	23	$ 143,829,016	$ 145,860,899	$ 245,347,569
Cost of revenues	8, 17	(104,196,278)	(120,254,925)	(214,441,714)
Gross profit		39,632,738	25,605,974	30,905,855
Operating expenses:				
Research and development expenses	8, 17	(2,935,134)	(3,957,145)	(6,252,106)
Sales and marketing expenses	8, 17	(5,054,624)	(4,695,604)	(5,802,655)
General and administrative expenses	8, 17	(9,071,615)	(12,371,873)	(19,347,625)
Total operating expenses		(17,061,373)	(21,024,622)	(31,402,386)
Operating income / (loss)		22,571,365	4,581,352	(496,531)
Finance costs, net	16	(1,888,313)	(5,224,800)	(11,020,808)
Gain on trading securities		279,260	-	-
Government grant income		-	1,034,685	1,774,375
Other (expenses) / income		(204,854)	(103,430)	757,151
Income / (loss) before income taxes		20,757,458	287,807	(8,985,813)
Income taxes	7(a)	(592,892)	195,521	1,045,213
Net income / (loss)		$ 20,164,566	$ 483,328	$ (7,940,600)
Other comprehensive income				
- Foreign currency translation adjustment		2,443,124	6,436,370	15,261,406
Comprehensive income		$ 22,607,690	$ 6,919,698	$ 7,320,806
Net income / (loss) per share:				
-Basic	15	$ 0.41	$ 0.01	$ (0.15)
-Diluted	15	$ 0.41	$ 0.01	$ (0.15)

Weighted average number of ordinary shares:				
-Basic	15	48,879,608	48,979,115	52,313,768
-Diluted	15	48,912,963	49,442,285	52,313,768

See accompanying notes to the consolidated financial statements.

China BAK Battery, Inc. and subsidiaries
Consolidated statements of shareholders' equity
For the years ended September 30, 2006, 2007 and 2008

(In US$)

	Note	Ordinary shares: Number of shares	Ordinary shares: Amount	Donated shares	Additional paid-in capital	Statutory reserves	Retained earnings	Accumulated other comprehensive income	Treasury shares: Number of shares	Treasury shares: Amount	Total share-holders' equity
Balance as of October 1, 2005		48,878,396	$48,878	$ —	$67,415,501	$3,034,141	$18,805,368	$1,005,255	—	$ —	$90,309,143
Net income		—	—	—	—	—	20,164,566	—	—	—	20,164,566
Share-based compensation for employee stock option awards	18	—	—	—	2,625,269	—	—	—	—	—	2,625,269
Cancellation of 1,400,000 employee stock options, replaced by restricted shares awards which are classified as liability award	18	—	—	—	(2,045,393)	—	—	—	—	—	(2,045,393)
Share-based compensation for common stock granted to non-employee directors	18	—	—	—	131,320	—	—	—	—	—	131,320
Issuance of common stock to non-employee directors	18	7,500	8	—	(8)	—	—	—	—	—	—
Appropriation to statutory reserves		—	—	—	—	2,757,577	(2,757,577)	—	—	—	—
Foreign currency translation adjustment		—	—	—	—	—	—	2,443,124	—	—	2,443,124
Balance as of September 30, 2006		48,885,896	$48,886	$ —	$68,126,689	$5,791,718	$36,212,357	$3,448,379	—	$ —	$113,628,029
Net income		—	—	—	—	—	483,328	—	—	—	483,328
2006 escrow shares donated by Mr. Xiangqian Li and released to investors		—	—	7,955,358	(7,955,358)	—	—	—	—	—	—
Share-based compensation for employee stock option awards	18	—	—	—	1,173,033	—	—	—	—	—	1,173,033
Issuance of 914,994 shares of restricted stocks and reclassification of liability-classified awards	18	—	—	—	4,969,974	—	—	—	—	—	4,969,974
Share-based compensation for common stock granted to employees and non-employee directors	18	—	—	—	41,178	—	—	—	—	—	41,178
Issuance of common stock to employees and non-employee directors	18	364,957	365	—	(365)	—	—	—	—	—	—
Appropriation to statutory reserves		—	—	—	—	635,259	(635,259)	—	—	—	—
Foreign currency translation adjustment		—	—	—	—	—	—	6,436,370	—	—	6,436,370
Balance as of September 30, 2007		49,250,853	$49,251	$7,955,358	$66,355,151	$6,426,977	$36,060,426	$9,884,749	—	$ —	$126,731,912
2005 escrow shares donated by Mr. Xiangqian Li		—	—	6,146,331	—	—	—	—	(1,089,775)	(6,146,331)	—
2005 escrow shares settlement		—	—	—	(2,079,721)	—	—	—	368,745	2,079,721	—
Net loss		—	—	—	—	—	(7,940,600)	—	—	—	(7,940,600)
Share-based compensation for employee stock option awards and issuance of restricted stock	18	—	—	—	3,780,074	—	—	—	—	—	3,780,074
Exercise of stock options awards	18	277,500	278	—	1,502,980	—	—	—	—	—	1,503,258
Issuance of common stock to employees	18	530,560	530	—	(530)	—	—	—	—	—	—
Issuance of common stock											

to non-employee directors	18	15,000	15	—	(15)	—	—	—	—	—	—
Issuance of new common stock		7,602,568	7,603	—	27,728,347	—	—	—	—	—	27,735,950
Appropriation to statutory reserves		—	—	—	—	490,966	(490,966)	—	—	—	—
Foreign currency translation adjustment		—	—	—	—	—	—	15,261,406	—	—	15,261,406
Balance as of September 30, 2008		57,676,481	$57,677	$14,101,689	$97,286,286	$6,917,943	$27,628,860	$25,146,155	(721,030)	$(4,066,610)	$167, 072,000

See accompanying notes to the consolidated financial statements.

China BAK Battery, Inc. and subsidiaries
Consolidated statements of cash flows
For the years ended September 30, 2006, 2007 and 2008

(In US$)

	2006	*2007*	*2008*
Cash flow from operating activities			
Net income / (loss)	$ 20,164,566	$ 483,328	$ (7,940,600)
Adjustments to reconcile net income / (loss) to net cash (used in) / provided by operating activities:			
Depreciation and amortization	5,815,706	8,911,704	13,249,392
Provision for / (recovery of) doubtful debts	(555,593)	1,825,149	1,943,006
Provision for obsolete inventories	-	1,639,024	609,950
Share-based compensation	4,336,361	2,559,020	3,780,074
Loss of disposal of property, plant and equipment	-	-	194,572
Deferred income taxes	72,810	(609,684)	(1,152,379)
Deferred revenue	-	-	(281,786)
Exchange loss	-	-	1,326,524
Changes in operating assets and liabilities:			
Trade accounts receivable	(19,938,136)	2,617,075	(14,600,168)
Inventories	(25,692,710)	(11,306,910)	(2,223,341)
Prepayments and other receivables	456,086	(218,914)	(2,564,878)
Accounts and bills payable	4,273,690	(3,037,756)	6,934,131
Accrued expenses and other payables	5,382,463	123,504	3,429,849
Net cash (used in) / provided by operating activities	(5,684,757)	2,985,540	2,704,346
Cash flow from investing activities			
Purchases of property, plant and equipment	(41,382,163)	(48,792,746)	(45,774,710)
Payment of lease prepayment	-	(17,041,954)	(5,454,339)
Proceeds from disposal of property, plant and equipment	-	-	786,401
Purchases of intangible assets	(33,738)	(60,756)	(108,501)
Net cash used in investing activities	$ (41,415,901)	$ (65,895,456)	$ (50,551,149)

See accompanying notes to the consolidated financial statements.

China BAK Battery, Inc. and subsidiaries
Consolidated statements of cash flows
For the years ended September 30, 2006, 2007 and 2008 (continued)

(In US$)

	2006	2007	2008
Cash flow from financing activities			
Proceeds from borrowings	$ 99,036,333	$ 157,532,382	$ 159,913,210
Repayment of borrowings	(70,681,655)	(111,115,433)	(122,576,645)
Decrease in pledged deposits	6,420,291	8,827,193	588,058
Amounts received from related parties	271,873	-	-
Proceeds from issuance of capital stock, net	-	-	29,239,208
Net cash provided by financing activities	35,046,842	55,244,142	67,163,831
Effect of exchange rate changes on cash and cash equivalents	97,587	762,732	2,193,293
Net (decrease) / increase in cash and cash equivalents	(11,956,229)	(6,903,042)	21,510,321
Cash and cash equivalents at the beginning of year	33,055,784	21,099,555	14,196,513
Cash and cash equivalents at the end of year	$ 21,099,555	$ 14,196,513	$ 35,706,834
Supplemental disclosure of cash flow information:			
Cash received during the year for:			
Bills receivable discounted to banks	$ 19,813,271	$ 7,019,450	$ 18,000,115
Proceeds from disposal of trading securities	$ 3,981,274	$ -	$ -
Cash paid during the year for:			
Income taxes	$ 747,548	$ 306,992	$ 141,918
Interest, net of amounts capitalized	$ 1,874,351	$ 5,659,556	$ 9,615,904
Purchases of trading securities	$ 3,702,014	$ -	$ -
Investing activities not requiring the use of cash and cash equivalents:			
Sale of equipment in exchange for inventories	$ 1,076,226	$ -	$ -
Purchase of equipment in exchange for settlement of prepayments and other receivables	$ 561,588	$ -	$ -

Non-cash movements affecting financing transactions:

2006 escrow shares donated by Mr. Xiangqian Li and release to investors	$ -	$ 7,955,358	$ -
2005 escrow shares donated by Mr. Xiangqian Li	$ -	$ -	$ 6,146,331
2005 escrow shares settlement	$ -	$ -	$ 2,079,721
Government grants to subsidize additional cost of land use rights	$ -	$ -	$ 7,889,991

See accompanying notes to the consolidated financial statements.

1. Principal Activities, Basis of Presentation and Organization

Principal Activities

China BAK Battery, Inc. ("China BAK") is a corporation formed in the State of Nevada on October 4, 1999 as Medina Copy, Inc. The Company changed its name to Medina Coffee, Inc. on October 6, 1999 and subsequently changed its name to China BAK Battery, Inc. on February 14, 2005. China BAK and its subsidiaries (hereinafter, collectively referred to as the "Company") are principally engaged in the manufacture, commercialization and distribution of a wide variety of standard and customized lithium ion (known as "Li-ion" or "Li-ion cell") rechargeable batteries for use in cellular telephones, as well as various other portable electronic applications, including high-power handset telephones, laptop computers, power tools, digital cameras, video camcorders, MP3 players, electric bicycles, hybrid/electric motors, and general industrial applications.

The shares of the Company traded in the over-the-counter market through the Over-the-Counter Bulletin Board from 2005 until May 31, 2006, when the Company obtained approval to list its common stock on The NASDAQ Global Market, and trading commenced that same date under the symbol "CBAK".

Basis of Presentation and Organization

As of September 30, 2008, the Company's subsidiaries consist of: i) BAK International Limited ("BAK International"), a wholly owned limited liability company incorporated in Hong Kong on December 29, 2003 as BATCO International Limited, which changed its name to BAK International Limited on November 3, 2004; ii) Shenzhen BAK Battery Co., Ltd. ("Shenzhen BAK"), a wholly owned limited liability company established on August 3, 2001 in the People's Republic of China ("PRC"); iii) BAK Electronics (Shenzhen) Co., Ltd. ("BAK Electronics"), a wholly owned limited liability company established on August 15, 2005 in the PRC; iv) BAK International (Tianjin) Ltd. ("BAK Tianjin"), a wholly owned limited liability company established on December 12, 2006 in the PRC; v) BAK Battery Canada Ltd. ("BAK Canada"), a wholly owned limited liability company established on December 20, 2006 in Canada as BAK Canada Battery Ltd., which changed its name to BAK Battery Canada Ltd. on December 22, 2006; vi) BAK Europe GmbH ("BAK Europe"), a wholly owned limited liability company established in Germany on November 28, 2007; and vii) BAK Telecom India Private Limited ("BAK India"), a wholly owned limited liability company established in India on August 14, 2008.

BAK Tianjin was established in Tianjin Technology Industrial District on December 12, 2006 as a wholly owned subsidiary of BAK International with registered capital of US$99,990,000. Pursuant to BAK Tianjin's articles of association and relevant PRC regulations, BAK International was required to contribute US$20,000,000 to BAK Tianjin as capital (representing 20% of BAK Tianjin's registered capital) before March 11, 2007. An extension from the Business Administration Bureau of Beichen District, Tianjin, was obtained to make this contribution no later than December 11, 2007. On November 16, 2007, BAK International contributed approximately US$20,000,000 capital to BAK Tianjin. The remaining US$79,990,000 is required to be fully contributed no later than December 11, 2008 and BAK International is in the process of applying for an extension of the contribution period with the relevant government bureau. BAK Tianjin will be principally engaged in the manufacture of advanced lithium ion batteries for use in cordless power tools and other applications.

Pursuant to Shenzhen BAK's articles of association and relevant PRC regulations, BAK International was required to contribute about US$5.72 million to Shenzhen BAK as capital (representing 7% of Shenzhen BAK's registered capital) no later than October 2008. BAK International is in the process of applying for a reduction in its required registered capital with the relevant government bureau.

Basis of Presentation and Organization (continued)

On November 6, 2004, BAK International, a non-operating holding company that had substantially the same shareholders as Shenzhen BAK, entered into a share swap transaction with the shareholders of Shenzhen BAK for the purpose of the subsequent reverse acquisition of the Company as described below. Pursuant to the terms of the share swap transaction, BAK International acquired all of the outstanding shares of Shenzhen BAK for US$11.5 million in cash, while the shareholders of Shenzhen BAK acquired substantially all of the outstanding shares of BAK International for US$11.5 million in cash. As a result, Shenzhen BAK became a wholly-owned subsidiary of BAK International. After the share swap transaction was completed, there were 31,225,642 shares of BAK International stock outstanding, exactly the same as the number of shares of capital stock of Shenzhen BAK that had been outstanding immediately prior to the share swap, and the shareholders of BAK International were substantially the same as the shareholders of Shenzhen BAK prior to the share swap. Consequently, the share swap transaction between BAK International and the shareholders of Shenzhen BAK was accounted for as a reverse acquisition of Shenzhen BAK with no adjustment to the historical basis of the assets and liabilities of Shenzhen BAK.

On January 20, 2005, the Company completed a share swap transaction with the shareholders of BAK International. The share swap transaction, also referred to as the "reverse acquisition" of the Company, was consummated under Nevada law pursuant to the terms of a Securities Exchange Agreement entered by and among China BAK, BAK International and the shareholders of BAK International on January 20, 2005. Pursuant to the Securities Exchange Agreement, the Company issued 39,826,075 shares of common stock, par value US$0.001 per share, to the shareholders of BAK International (including 31,225,642 shares to the original shareholders and 8,600,433 shares to new investors who had purchased shares in the private placement described below), representing approximately 97.2% of the Company's post-exchange issued and outstanding common stock, in exchange for 100% of the outstanding capital stock of BAK International.

The share swap transaction has been accounted for as a capital-raising transaction of the Company whereby the historical financial statements and operations of Shenzhen BAK are consolidated using historical carrying amounts. The 1,152,458 shares of China BAK outstanding prior to the stock exchange transaction were accounted for at the net book value at the time of the transaction, which was a deficit of US$1,672.

Also on January 20, 2005, immediately prior to consummating the share swap transaction, BAK International executed a private placement of its common stock with unrelated investors whereby it issued an aggregate of 8,600,433 shares of common stock for gross proceeds of US$17,000,000. In conjunction with this financing, Mr. Xiangqian Li, the Chairman and Chief Executive Officer of the Company, agreed to place 2,179,550 shares of the Company's common stock owned by him into an escrow account pursuant to an Escrow Agreement dated January 20, 2005 (the "Escrow Agreement"). Pursuant to the Escrow Agreement, 50% of the escrowed shares were to be released to the investors in the private placement if audited net income of the Company for the fiscal year ended September 30, 2005 was not at least US$12,000,000, and the remaining 50% were to be released to investors in the private placement if audited net income of the Company for the fiscal year ended September 30, 2006 was not at least US$27,000,000. If the audited net income of the Company for the fiscal years ended September 30, 2005 and 2006 reached the above-mentioned targets, the 2,179,550 shares would be released to Mr. Xiangqian Li in the amount of 50% upon reaching the 2005 target and the remaining 50% upon reaching the 2006 target.

Under generally accepted accounting principles in the United States of America ("US GAAP"), escrow agreements such as the one established by Mr. Xiangqian Li generally constitute compensation if, following attainment of a performance threshold, shares are returned to a company officer. The Company determined that without consideration of the compensation charge, the performance thresholds for the year ended September 30, 2005 would be achieved. However, after consideration of a related compensation charge, the Company determined that such thresholds would not have been achieved. The Company also determined that, even without consideration of a compensation charge, the performance thresholds for the year ended September 30, 2006 would not be achieved. No compensation charge was recorded by the Company for the years ended September 30, 2005 and 2006.

Basis of Presentation and Organization (continued)

While the 1,089,775 escrow shares relating to the 2005 performance threshold were previously released to Mr. Xiangqian Li, Mr. Xiangqian Li executed a further undertaking on August 21, 2006 to return those shares to the escrow agent for the distribution to the relevant investors. However, such shares were not returned to the escrow agent, but, pursuant to a Delivery of Make Good Shares, Settlement and Release Agreement between the Company, BAK International and Mr. Li entered into on October 22, 2007 (the "Li Settlement Agreement"), such shares were ultimately delivered to the Company as described below. Because the Company failed to satisfy the performance threshold for the fiscal year ended September 30, 2006, the remaining 1,089,775 escrow shares relating to the fiscal year 2006 performance threshold were released to the relevant investors. As Mr. Li has not retained any of the shares placed into escrow, and as the investors party to the Escrow Agreement are only shareholders of the Company and do not have and are not expected to have any other relationship to the Company, the Company has not recorded a compensation charge for the years ended September 30, 2005 and 2006.

At the time the escrow shares relating to the 2006 performance threshold were transferred to the investors in fiscal year 2007, the Company should have recognized a credit to donated shares and a debit to additional paid-in capital, both of which are elements of shareholders' equity. This entry is not material because total ordinary shares issued and outstanding, total shareholders' equity and total assets do not change; nor is there any impact on income or earnings per share. Therefore, previously filed consolidated financial statements for the fiscal year ended September 30, 2007 will not be restated. This share transfer has been reflected in these financial statements by reclassifying the balances of certain items as of October 1, 2007. The balances of donated shares and additional paid-in capital as of October 1, 2007 were credited and debited by US$7,955,358 respectively, as set out in the consolidated statements of shareholders' equity and consolidated balance sheets for the year ended and as of September 30, 2008.

In November 2007, Mr. Xiangqian Li delivered the 1,089,775 shares related to the 2005 performance threshold to BAK International pursuant to the Li Settlement Agreement; BAK International in turn delivered the shares to the Company. Such shares (other than those issued to investors pursuant to the 2008 Settlement Agreements, as described below) are now held by the Company. Upon receipt of these shares, the Company and BAK International released all claims and causes of action against Mr. Xiangqian Li regarding the shares, and Mr. Xiangqian Li released all claims and causes of action against the Company and BAK International regarding the shares. Under the terms of the Li Settlement Agreement, the Company commenced negotiations with the investors who participated in the Company's January 2005 private placement in order to achieve a complete settlement of BAK International's obligations (and the Company's obligations to the extent it has any) under the applicable agreements with such investors.

Beginning on March 13, 2008, the Company has entered into settlement agreements (the "2008 Settlement Agreements") with certain investors in the January 2005 private placement.

Pursuant to the 2008 Settlement Agreements, the Company and the settling investors have agreed, without any admission of liability, to a settlement and mutual release from all claims relating to the January 2005 private placement, including all claims relating to the escrow shares related to the 2005 performance threshold that had been placed into escrow by Mr. Xiangqian Li, as well as all claims, including claims for liquidated damages relating to registration rights granted in connection with the January 2005 private placement. Under the 2008 Settlement Agreement, the Company has made settlement payments to each of the settling investors of the number of shares of the Company's common stock equivalent to 50% of the number of the escrow shares related to the 2005 performance threshold these investors had claimed; aggregate settlement payments as of September 30, 2008 amounted to 368,745 shares. Share payments to date have been made in reliance upon the exemptions from registration provided by Section 4(2) and/or other applicable provisions of the Securities Act of 1933, as amended. In accordance with the 2008 Settlement Agreements, the Company filed a registration statement covering the resale of such shares which was declared effective by the SEC on June 26, 2008.

The Company's consolidated financial statements have been prepared in accordance with US GAAP.

This basis of accounting differs in certain material respects from that used for the preparation of the books of account of the Company's principal subsidiaries, which are prepared in accordance with the accounting principles and the relevant financial regulations applicable to enterprises with limited liabilities established in the PRC ("PRC GAAP"), Hong Kong, Germany, India or Canada, the accounting standards used in the places of their domicile. The accompanying consolidated financial statements reflect necessary adjustments not recorded in the books of account of the Company's subsidiaries to present them in conformity with US GAAP.

2 Summary of Significant Accounting Policies and Practices

(a) Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions have been eliminated on consolidation.

(b) Cash and Cash Equivalents

Cash consists of cash on hand and in banks. The Company considers all highly liquid debt instruments, with initial terms of less than three months to be cash equivalents. As of September 30, 2007 and 2008, there were no cash equivalents.

(c) Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount, net of allowances for doubtful accounts and sales returns. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing trade accounts receivable. The Company determines the allowance based on historical write-off experience, customer specific facts and economic conditions. Bad debt expense is included in the general and administrative expenses.

Outstanding accounts balances are reviewed individually for collectability. Accounts balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. To date, the Company has not charged off any balances as it has yet to exhaust all means of collection. The Company does not have any off-balance-sheet credit exposure to its customers, except for outstanding bills receivable discounted with banks (see note 20) that are subject to recourse for non-payment.

(d) Inventories

Inventories are stated at the lower of cost and market. The cost of inventories is determined using weighted average cost method, and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In case of finished goods and work in progress, cost includes an appropriate share of production overheads based on normal operating capacity.

The Company regularly reviews the cost of inventories against their estimated fair market value and records a lower of cost or market write-down for inventories that have cost in excess of estimated market value.

(e) Investment Securities

The Company classifies its equity securities into trading securities or available-for-sale securities. Trading securities are bought and held principally for the purpose of selling them in the near term. All securities not included in trading securities are classified as available-for-sale securities.

Trading and available-for-sale securities are recorded at fair value. Unrealized holding gains and losses on trading securities are included in the net income. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from net income and are reported as a separate component of accumulated other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis.

(e) *Investment Securities (continued)*

A decline in the market value of any available-for-sale security below cost that is deemed to be other-than-temporary results in a reduction in carrying amount to fair value. The impairment is charged as an expense to the statement of income and comprehensive income and a new cost basis for the security is established. To determine whether an impairment is other-than-temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year end, and forecasted performance of the investee.

Premiums and discounts are amortized or accreted over the life of the related available-for-sale security as an adjustment to yield using the effective-interest method. Dividend and interest income are recognized when earned.

(f) *Property, Plant and Equipment*

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated based on the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the assets as follows:

Buildings	30-40 years
Machinery and equipment	5-12 years
Office equipment	5 years
Motor vehicles	8 years
Leasehold improvements	1-5 years

Construction in progress mainly represents expenditures in respect of the Company's new corporate campus, including offices, factories and staff dormitories, under construction. All direct costs relating to the acquisition or construction of the Company's new corporate campus and equipment, including interest charges on borrowings, are capitalized as construction in progress. No depreciation is provided in respect of construction in progress.

(g) *Lease Prepayments*

Lease prepayments represent the cost of land use rights in the PRC. Land use rights are carried at cost and amortized on a straight-line basis over the period of rights of 50 years.

(h) *Foreign Currency Transactions and Translation*

The reporting currency of the Company is the United States dollar ("US dollar"). Transactions denominated in currencies other than US dollar are translated into US dollar at the average rates for the period. Monetary assets and liabilities denominated in currencies other than US dollar are translated into US dollar at the rates of exchange ruling at the balance sheet date. The resulting exchange differences are recorded in the other (expenses) / income in the statement of operations and comprehensive income.

The financial records of the Company's operating subsidiaries are maintained in their local currency, the Renminbi ("RMB"), which is the functional currency. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates, and income and expenses items are translated using the average rate for the period. The translation adjustments are recorded in accumulated other comprehensive income under shareholders' equity.

(h) *Foreign Currency Transactions and Translation (continued)*

RMB is not a fully convertible currency. All foreign exchange transactions involving RMB must take place either through the People's Bank of China (the "PBOC") or other institutions authorized to buy and sell foreign exchange. The exchange rates adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC, which are determined largely by supply and demand. Translation of amounts from RMB into US dollar has been made at the following exchange rates for the respective years:

September 30, 2008	
Balance sheet	RMB 6.8183 to US$1.00
Statement of operations and comprehensive income	RMB 7.0976 to US$1.00
September 30, 2007	
Balance sheet	RMB 7.5108 to US$1.00
Statement of operations and comprehensive income	RMB 7.7127 to US$1.00
September 30, 2006	
Balance sheet	RMB 7.90870 to US$1.00
Statement of operations and comprehensive income	RMB 8.02857 to US$1.00

Commencing from July 21, 2005, China has adopted a managed floating exchange rate regime based on market demand and supply with reference to a basket of currencies. The exchange rate of US dollar against RMB was adjusted from approximately RMB 8.28 per US dollar to approximately RMB 8.11 per US dollar on July 21, 2005. Since then, the PBOC administers and regulates the exchange rate of US dollar against RMB taking into account demand and supply of RMB, as well as domestic and foreign economic and financial conditions.

(i) *Intangible Assets*

Intangible assets are stated in the balance sheet at cost less accumulated amortization. The costs of the intangible assets are amortized on a straight-line basis over their estimated useful lives. The respective amortization periods for the intangible assets are as follows:

Trademarks	10 years
Technology	7 years
Software	5 years

(j) *Impairment of Long-lived Assets*

Long-lived assets, which include property, plant and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

(k) Revenue Recognition

The Company recognizes revenue on product sales when products are delivered and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

Net sales of products represent the invoiced value of goods, net of value added taxes ("VAT"), sales returns, trade discounts and allowances. The Company is subject to VAT which is levied on the majority of the products of Shenzhen BAK and BAK Electronics at the rate of 17% on the invoiced value of sales. Output VAT is borne by customers in addition to the invoiced value of sales and input VAT is borne by the Company in addition to the invoiced value of purchases to the extent not refunded for export sales. Provision for sales returns are recorded as a reduction of revenue in the same period that revenue is recognized. The provision for sales returns, which is based on historical sales returns data, is the Company's best estimate of the amounts of goods that will be returned from its customers.

(l) Cost of Revenues

Cost of revenues consists primarily of material costs, employee compensation, depreciation and related expenses, which are directly attributable to the production of products. Write-down of inventory to lower of cost or market is also recorded in cost of revenues.

(m) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations and comprehensive income in the period that includes the enactment date.

(n) Research and Development and Advertising Expenses

Research and development and advertising expenses are expensed as incurred. Research and development expenses consist primarily of remuneration for research and development staff, depreciation and maintenance expenses of research and development equipment and material costs for research and development. Advertising expenses, included in sales and marketing expenses, amounted to US$234,379, US$138,639 and US$22,232 for the years ended September 30, 2006, 2007 and 2008 respectively.

(o) Bills Payable

Bills payable represent bills issued by financial institutions to the Company's vendors. The Company's vendors receive payments from the financial institutions directly upon maturity of the bills and the Company is obliged to repay the face value of the bills to the financial institutions.

(p) Government Grants

Receipts of government grants to encourage research and development activities which are non-refundable are credited to deferred income upon receipt. Government grants are used for purchases of assets, to subsidize the research and development expenses incurred, for compensation expenses already incurred or for good performance of the Company.

Grants applicable to land are amortized over the life of the depreciable facilities constructed on it. For research and development expenses, the Company matches and offsets the government grants with the expenses of the research and development activities as specified in the grant approval document in the corresponding period when such expenses are incurred. For government grants received as compensation for expenses already incurred are recognized as income in the period they become recognizable.

Government grants of US$62,278 were offset against the research and development expenses for the year ended September 30, 2006. No government grants were offset against the research and development expenses for the years ended September 30, 2007 and 2008. Government grants of US$794,635 were offset against the finance costs for the year ended September 30, 2008. No government grants were offset against the finance costs for the years ended September 30, 2006 and 2007. Government grants recorded as deferred income amounted to US$579,166 and US$637,989 as of September 30, 2007 and 2008 respectively.

During the year ended September 30, 2007, the Company recorded government grant income of US$1,034,685. US$777,289 of the grant was received to subsidize the interest expenses incurred by the Company in prior years for research and development activities and US$257,396 represents refund of value-added tax paid by Shenzhen BAK in prior years since Shenzhen BAK qualifies as a new and high technology enterprise.

During the year ended September 30, 2008, the Company received grants of US$1,492,589. US$1,000,338 of the grant was received to subsidize the interest expenses incurred by the Company in prior years for research and development activities. US$492,251 was received to reward the Company's contributions to the Shenzhen area's economy.

In addition, the Company received US$7,889,991 (RMB56,000,000) of government subsidies during the year ended September 30, 2008 in relation to the additional cost of land use rights of BAK Industrial Park. Such subsidies were recorded in the deferred revenue and was amortized over the life of the depreciable facilities constructed on BAK Industrial Park's land of 35 years. Amortization for the year ended September 30, 2008 was US$281,786.

(q) Share-based Compensation

Prior to October 1, 2005, the Company applied the intrinsic-value-based method of accounting prescribed by Accounting Principles Board Opinions No. 25 "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations including Financial Accounting Standard Board ("FASB") Interpretation ("FIN") No. 44 "Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB 25" to account for its fixed-plan stock options. Under this method, compensation expense is recorded only if on the date of grant, the market price of the underlying stock exceeded the exercise price. Statement of Financial Accounting Standards ("SFAS") No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123") established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As permitted by the accounting standards, the Company elected to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS 123, as amended.

In December 2004, the FASB issued SFAS 123 (Revised 2004) "Share-Based Payment" ("SFAS 123R"). SFAS 123R requires the Company to measure and recognize compensation expenses for an award of equity instrument based on the grant-date fair value. The cost is recognized over the vesting period (or the requisite service period). SFAS 123R also requires the Company to measure the cost of a liability-classified award based on its current fair value. The fair value of the award will be remeasured subsequently at each reporting date through the settlement date. Changes in far value during the requisite service period is recognized as compensation cost over that period. Further, SFAS 123R requires the Company to estimate forfeitures in calculating the expense related to stock-based compensation.

This statement replaces SFAS 123 and supersedes APB 25. The Company adopted SFAS 123R commencing from October 1, 2005.

The Company has used the "modified prospective method" for recognizing the expense over the remaining vesting period for awards that were outstanding but unvested as of October 1, 2005. Under the modified prospective method, the Company has not adjusted the financial statements for periods ended on or prior to September 30, 2005. Under the modified prospective method, the adoption of SFAS 123R applies to new awards and to awards modified, repurchased, or cancelled after September 30, 2005, as well as to the unvested portion of awards outstanding as of October 1, 2005.

The fair value of each option award is estimated on the date of grant using the Black-Scholes Option Valuation Model that uses the assumptions noted in the following table. The expected volatility was based on the historical volatilities of the Company's listed common stock in the United States and other relevant market information. The Company uses historical data to estimate share option exercises and employee departure behavior used in the valuation model. The expected terms of share options granted is derived from the output of the option pricing model and represents the period of time that share options granted are expected to be outstanding. Since the share options once exercised will primarily trade in the U.S. capital market, the risk-free rate for periods within the contractual term of the share option is based on the U.S. Treasury yield curve in effect at the time of grant.

(r) Retirement and Other Postretirement Benefits

Contributions to retirement schemes (which are defined contribution plans) are charged to cost of revenues, research and development expenses, sales and marketing expenses and general and administrative expenses in the statement of operations and comprehensive income as and when the related employee service is provided.

(s) Earnings per share

Basic earnings per share is computed by dividing net income by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the sum of the weighted average number of ordinary shares outstanding and dilutive potential ordinary shares during the period.

(t) Use of Estimates

The preparation of the consolidated financial statements in accordance with US GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the recoverability of the carrying amount of long-lived assets; provisions for inventories; valuation allowances for receivables; and provision for sales returns. Actual results could differ from those estimates.

(u) Segment Reporting

The Company uses the "management approach" in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company's chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company's reportable segments. Management, including the chief operating decision maker, reviews operating results solely by monthly revenue of Li-ion rechargeable batteries (but not by sub-product type or geographic area) and operating results of the Company and, as such, the Company has determined that the Company has one operating segment as defined by SFAS 131 "Disclosures about Segments of an Enterprise and Related Information".

(v) Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

(w) Recently Issued Accounting Standards

FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109"

In July 2006, the Financial Accounting Standards Board (the "FASB") issued FASB Interpretation Number ("FIN") 48 "Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109" which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that the Company recognize in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 became effective for the Company on October 1, 2007. The adoption of FIN 48 has no material impact on the Company's financial statements.

SFAS 157 "Fair Value Measurements"

In September 2006, the FASB issued SFAS 157 "Fair Value Measurements" which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, where fair value is the relevant measurement attribute. The standard does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The management is in the process of evaluating the impact SFAS 157 will have on the Company's financial statements upon adoption.

SFAS 159 "The Fair Value Option for Financial Assets and Financial Liabilities-Including an Amendment of FASB Statement No. 115"

In February 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115". SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option may be elected on an instrument-by-instrument basis, with a few exceptions. SFAS 159 also establishes presentation and disclosure requirements to facilitate comparisons between entities that choose different measurement attributes for similar assets and liabilities. The requirements of SFAS 159 are effective for the fiscal year beginning on October 1, 2008. The management is in the process of evaluating this guidance and therefore has not yet determined the impact that SFAS 159 will have on the Company's financial statements upon adoption.

SFAS 160 "Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51"

In December 2007, the FASB issued SFAS No. 160 "Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51". SFAS 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The guidance will become effective for the fiscal year beginning after December 15, 2008. The management is in the process of evaluating the impact SFAS 160 will have on the Company's financial statements upon adoption.

SFAS 141(Revised) "Business Combinations"

In December 2007, the FASB issued SFAS No. 141 (Revised) "Business Combinations". SFAS 141 (Revised) establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance will become effective for the fiscal year beginning after December 15, 2008. The management is in the process of evaluating the impact SFAS 141 (Revised) will have on the Company's financial statements upon adoption.

SFAS 161 "Disclosures about Derivative Instruments and Hedging Activities"

In March 2008, the FASB issued SFAS No. 161 "Disclosures about Derivative Instruments and Hedging Activities." SFAS 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early adoption encouraged. The Company's management is in the process of evaluating the impact SFAS 161 will have on the Company's financial statements upon adoption.

SFAS 162 "The Hierarchy of Generally Accepted Accounting Principles"

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles. SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP. SFAS 162 directs the GAAP hierarchy to the entity, not the independent auditors, as the entity is responsible for selecting accounting principles for financial statements that are presented in conformity with GAAP. SFAS 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to remove the GAAP hierarchy from the auditing standards. SFAS 162 is not expected to have a material impact on the Company's financial statements.

3 Pledged Deposits

Pledged deposits as of September 30, 2007 and 2008 consist of the following:

	2007	2008
Pledged deposits with banks for:		
Construction payable	$ -	$ 931,317
Bills payable	4,594,727	3,517,927
	$ 4,594,727	$ 4,449,244

Deposits pledged for construction payable are generally released when the relevant constructions are completed.

4 Trade Accounts Receivable, net

Trade accounts receivable as of September 30, 2007 and 2008 consist of the following:

	2007	2008
Trade accounts receivable	$ 57,928,281	$ 87,974,185
Less: Allowance for doubtful accounts	(3,021,617)	(5,351,244)
	54,906,664	82,622,941
Bills receivable	8,244,208	117,347
	$ 63,150,872	$ 82,740,288

An analysis of the allowance for doubtful accounts for the years ended September 30, 2006, 2007 and 2008 is as follows:

	2006	2007	2008
Balance at beginning of year	$ 1,593,538	$ 1,063,285	$ 3,021,617
(Reversal) / addition of bad debt expense, net	(558,719)	1,852,213	1,943,139
Foreign exchange adjustment	28,466	106,119	386,488
Balance at end of year	$ 1,063,285	$ 3,021,617	$ 5,351,244

5 Inventories

Inventories as of September 30, 2007 and 2008 consist of the following:

	2007	2008
Raw materials	$ 15,245,732	$ 16,671,505
Work-in-progress	5,698,017	12,993,897
Finished goods	40,776,958	40,638,380
	61,720,707	70,303,782
Provision for obsolete inventories	(1,893,475)	(2,720,722)
	$ 59,827,232	$ 67,583,060

Part of the Company's inventories with carrying value of US$19,971,241 and US$21,999,619 as of September 30, 2007 and 2008, respectively, was pledged as collateral under certain loan agreements (see Note 11).

6 Prepayments and Other Receivables

Prepayments and other receivables as of September 30, 2007 and 2008 consist of the following:

	2007	2008
Prepayments for raw materials and others	$ 925,187	$ 866,561
Other receivables	740,088	3,605,465
Less: Allowance for doubtful accounts	(8,781)	(9,534)
	$ 1,656,494	$ 4,462,492

7 Income Taxes

United States Tax

China BAK is subject to United States of America tax law. No provision for income taxes in the United States or elsewhere has been made as China BAK had no taxable income for the years ended September 30, 2006, 2007 and 2008. The statutory tax rate for each of the years ended December 31, 2006, 2007 and 2008 is 35%.

Canada States Tax

BAK Canada is subject to Canada tax law. No provision for income taxes in Canada has been made as BAK Canada had no taxable income for the years ended September 30, 2007 and 2008. The statutory tax rate for the year ended September 30, 2008 is 38%.

Hong Kong Tax

BAK International is subject to Hong Kong profits tax rate of 16.5%. Management of BAK International has determined that all income and expenses are offshore and not subject to Hong Kong profits tax. As a result, BAK International did not incur any Hong Kong profits tax during the years presented.

PRC Tax

Shenzhen BAK and BAK Electronics are both registered and operate in Shenzhen, the PRC, and are each recognized as "Manufacturing Enterprise Located in Special Economic Zone". As a result, they have been entitled to a preferential enterprise income tax rate of 15%. In accordance with the relevant income tax laws, the profits of Shenzhen BAK and BAK Electronics were fully exempted from income tax for two years from the first profitable calendar year of operations after offset of accumulated taxable losses, followed by a 50% exemption for the immediate next three calendar years ("tax holiday").

The tax holiday of Shenzhen BAK commenced in 2002, the first calendar year in which Shenzhen BAK had assessable profit, and ended on December 31, 2006. In addition, due to additional capital contributed by BAK International to Shenzhen BAK in both 2005 and 2006 and Shenzhen BAK's qualification as an advanced technology enterprise in 2007, Shenzhen BAK was granted a preferential income tax rate of 3.309%, 3.82% and 7.5% for calendar years 2005, 2006 and 2007, respectively. In accordance with the transition period of the new corporate income tax law (the "New CIT Law"), described below, Shenzhen BAK's income tax rate for the calendar years 2008, 2009, 2010 and 2011 is expected to be 18%, 20%, 22%, and 24%, respectively, and starting in calendar year 2012, it is expected to be subject to an income tax rate of 25%.

BAK Electronics, established in August 2005, has been eligible for the same preferential tax treatment previously applicable to Shenzhen BAK and was in the tax holiday and fully exempt from any enterprise income tax for calendar years 2006 and 2007 followed by a three-year 50% reduction in its enterprise income tax rate. In addition, pursuant to the transition period of the New CIT Law, described below, and before considering the above-mentioned 50% reduction, BAK Electronics' income tax rates for calendar years 2008, 2009, 2010, and 2011 are expected to be 18%, 20%, 22%, and 24%, respectively, and starting in calendar year 2012, it is expected to be subject to an income tax rate of 25%. Therefore, BAK Electronics' income tax rate after consideration of its tax holiday is expected to be 9%, 10%, 11%, and 24% for the calendar years 2008, 2009, 2010, and 2011, respectively, and starting in calendar year 2012, it is expected to be subject to an income tax rate of 25%.

BAK Tianjin is currently exempted from any enterprise income tax due to cumulative tax losses.

On March 16, 2007, the National People's Congress of the PRC determined to adopt the New CIT Law. The New CIT Law unifies the application scope, tax rate, tax deduction and preferential policy for both domestic enterprises and FIEs. The New CIT Law became effective on January 1, 2008. According to the New CIT Law, the applicable income tax rate for Shenzhen BAK, BAK Electronics and BAK Tianjin will be 25% after their preferential tax holidays and the transition period have ended. During the transition period, tax rates for subject entities are expected to be 18%, 20%, 22%, and 24% for the calendar years 2008, 2009, 2010, and 2011, respectively, before the application of applicable tax holidays or other tax preferences.

(a) Income taxes in the consolidated statements of operations and comprehensive income

Income taxes consist of:

	2006	*2007*	*2008*
Current tax	$ 520,082	$ 414,163	$ 107,166
Deferred tax	72,810	(609,684)	(1,152,379)
Income tax expenses / (benefit)	$ 592,892	$ (195,521)	$ (1,045,213)

Substantially all of the Company's income before income taxes and related tax expenses / (benefit) are from PRC sources. Actual income tax expenses / (benefit) reported in the consolidated statements of operations and comprehensive income differ from the amounts computed by applying the US statutory income tax rate of 35% to income / (loss) before income taxes for the three years ended September 30, 2006, 2007 and 2008 for the following reasons:

China BAK Battery, Inc. and subsidiaries
Notes to the consolidated financial statements
As of September 30, 2006, 2007 and 2008 (continued)

	2006	2007	2008
Income / (loss) before income taxes	$ 20,757,458	$ 287,807	$ (8,985,813)
Computed "expected" income tax expense at 35%	7,265,110	100,732	(3,145,034)
Change in the balance of the valuation allowance for deferred tax assets	1,072,296	691,540	464,569
Deferred tax due to the enacted tax rate change	-	-	(697,928)
Loss of tax credit due to change of tax law	-	-	224,804
Foreign tax rate differential	(4,765,560)	(730,303)	(204,968)
Non-taxable income	(184,713)	(624,936)	(800,440)
Non-deductible expenses			
- Share-based compensation	630,759	867,746	1,323,026
- Other non-deductible expenses	51,772	361,189	1,984,161
Tax holiday	(3,476,772)	(861,489)	(193,403)
Actual income tax expenses / (benefit)	$ 592,892	$ (195,521)	$ (1,045,213)

Shenzhen BAK and BAK Electronic received in aggregate tax benefits of US$3,476,772, US$861,489 and US$193,403 or US$0.07, US$0.02 and US$0.004 per basic share for the three years ended September 30, 2006, 2007 and 2008 respectively.

The significant components of deferred income tax expense for the three years ended September 30, 2006, 2007 and 2008 are as follows:

	2006	2007	2008
Deferred tax income	$ (999,486)	$ (1,299,227)	$ (1,616,948)
Valuation allowance for deferred tax assets	1,072,296	689,543	464,569
	$ 72,810	$ (609,684)	$ (1,152,379)

(b) Deferred taxation

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of September 30, 2007 and 2008 are presented below:

	2007	*2008*
Deferred tax assets		
Short-term		
Trade accounts receivable	$ 123,673	$ 973,311
Inventories	76,675	461,097
Accrued expenses and other payables	90,132	285,254
Tax credit carried forward	212,436	-
Net short-term deferred tax assets	502,916	1,719,662
Long-term		
Property, plant and equipment	-	6,543
Net operating loss carried forward	1,761,839	581,525
Intangible assets	171,774	-
Valuation allowance	(1,761,839)	(581,525)
Net long-term deferred tax assets	171,774	6,543
Total net deferred tax assets	$ 674,690	$ 1,726,205
Deferred tax assets / (liabilities):		
Long-term		
Intangible assets	$ -	$ 294,680
Property, plant and equipment	(279,597)	(386,080)
Net long-term deferred tax liabilities	$ (279,597)	$ (91,400)
Net deferred tax assets	$ 395,093	$ 1,634,805

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or are utilized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon an assessment of the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are tested whether they are deductible or can be utilized, management believes that the deferred tax assets as of September 30, 2007 and 2008 are more likely than not to be realized, except for the deferred tax assets relating to the net operating loss carried forward incurred by the Company and its subsidiary.

In order to fully realize the deferred tax asset of US$35,803 arising from the net operating loss carried forward of approximately US$102,293 incurred by the Company itself, the Company will need to generate sufficient future taxable income to cover the above net operating loss carried forward before its expiration in fiscal year 2026 through 2027. As the Company is a non-operating holding company and currently does not expect those unremitted earnings of its foreign subsidiaries to reverse and become taxable to the Company, it is more likely than not that the Company will not realize the benefits of its net operating loss carried forward. Therefore, full valuation allowance of US$35,803 was provided for the deferred tax assets in this respect.

In order to fully realize the deferred tax asset of US$545,722 asset arising from the net operating loss carried forward of approximately US$2,182,888 incurred by BAK Tianjin, BAK Tianjin will need to generate sufficient future taxable income to cover the above net operating loss carried forward before its expiration in fiscal year 2012 through 2013.

The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if future taxable income decreases.

The Company has not recognized a deferred tax liability for the undistributed earnings of its foreign subsidiaries of approximately US$59,897,132 as of September 30, 2008 because the Company currently does not expect those unremitted earnings to reverse and become taxable to the Company in the foreseeable future. A deferred tax liability will be recognized when the Company no longer plans to permanently reinvest undistributed earnings. Calculation of related unrecognized deferred tax liability is not practicable.

8 Property, Plant and Equipment, net

Property, plant and equipment as of September 30, 2007 and 2008 consist of the following:

	2007	*2008*
Buildings	$ 70,380,985	$ 94,062,610
Machinery and equipment	59,405,092	89,999,435
Office equipment	1,088,032	1,590,015
Motor vehicles	1,135,616	1,083,278
	132,009,725	186,735,338
Accumulated depreciation	(19,301,165)	(33,033,996)
Construction in progress	12,578,715	36,116,818
Prepayment for acquisition of property, plant and equipment	19,835,747	5,617,052
	$ 145,123,022	$ 195,435,212

(i) Depreciation expense is included in the consolidated statements of operations and comprehensive income as follows:

	2006	*2007*	*2008*
Cost of revenues	$ 4,468,704	$ 6,274,424	$ 9,757,827
Research and development expenses	259,721	296,199	468,556
Sales and marketing expenses	539,412	591,583	636,301
General and administrative expenses	466,861	1,455,911	1,652,456
	$ 5,734,698	$ 8,618,117	$ 12,515,140

(ii) Construction in Progress

Construction in progress mainly comprises capital expenditures for construction of the Company's new corporate campus, including offices, factories and staff dormitories.

For the years ended September 30, 2006, 2007 and 2008, the Company capitalized interest of approximately US$460,486, US$451,226 and US$300,805, respectively, to the cost of construction in progress.

(iii) Pledged Property, Plant and Equipment

As of September 30, 2007 and 2008, machinery and equipment with net book value of US$34,090,267 and US$42,582,851 of the Company were pledged as collateral under certain loan arrangements (see Notes 11 and 12).

9 Lease Prepayments, net

Lease prepayments as of September 30, 2007 and 2008 consisted of the following:

	2007	*2008*
Lease prepayments	$ 18,335,267	$ 33,009,123
Accumulated amortization	(450,831)	(1,226,994)
	$ 17,884,436	$ 31,782,129

During the year ended September 30, 2007, the Company fully paid the lease prepayment of US$717,344 in relation to the right to use the land in Shenzhen relating to its new Research and Development Test Centre. The Company obtained the related property ownership and land use rights certificate during the fiscal year ended September 30, 2008. The Company also fully paid the lease prepayment of US$14,119,888 for the right to use the land relating to its Tianjin facility. As of September 30, 2008, the Company had obtained the related land use rights certificate, but the Tianjin government had requested that the Company complete the construction of the facility on the land before September 30, 2008, which the Company had not done. As of September 30, 2008, the Company was in the course of negotiating with the relevant government bureau for an extension of the completion date.

The lease prepayment with a cost of US$3,498,035 represents the right to use the land on which the Company's corporate campus had been constructed and is owned by the PRC government. According to the agreement with the local government of Kuichong Township of Longgang District of Shenzhen, the Company is obligated to pay approximately US$13.60 per square meter to the local government to obtain the right to use the land for a period of 50 years. According to a preliminary measurement conducted in 2004, total consideration payable by the Company in respect of the land use rights amounted to US$4,029,038, which was reduced to US$3,246,791 in accordance with the results of the final measurement by the local government in 2005. The balance of US$528,976 was still outstanding as of September 30, 2007. The local government granted permission to the Company to commence the construction of a new production plant. On June 20, 2007, the Company obtained the approvals for project planning and construction from the government of Shenzhen. Under the agreement with the local government of Shenzhen for the acquisition of land use rights for BAK Industrial Park entered into on June 29, 2007, the Company was required to pay an additional US$11,819,841 to acquire the land for BAK Industrial Park. Additionally, according to a notice received from the local government of Shenzhen on June 6, 2008, the Company obtained government grants totaling US$7,889,991 to subsidize such additional cost of the land use rights. As of September 30, 2008, the Company had fully paid the remaining cost of US$3,929,850 and had obtained the land use rights certificate. The application for the related property ownership certificate is in process.

Amortization expenses for the above lease prepayments were approximately US$69,000, US$274,000 and US$702,000 for the years ended September 30, 2006, 2007 and 2008 respectively. Estimated amortization expense for the next five years is approximately US$660,000 each year.

The Company has committed to pledge its property ownership and land use rights certificate relating to the Company's Research and Development Test Centre (Note 12) to China Development Bank. The Company was in the process of negotiating with the relevant government for the requisite approval. The aggregate net book value of the related land use rights as of September 30, 2008 was US$769,261.

10 Intangible Assets, net

Intangible assets as of September 30, 2007 and 2008 consist of the following:

	2007	2008
Trademarks, computer software and technology	$ 165,826	$ 244,314
Less: Accumulated amortization	(44,788)	(82,896)
	$ 121,038	$ 161,418

Intangible assets represent the trademarks, computer software and technology used for battery production and research.

Amortization expenses for these intangible assets were approximately US$12,000, US$19,000 and US$33,000 for the years ended September 30, 2006, 2007 and 2008 respectively. Estimated amortization expense for the next five years is approximately US$33,000 each year.

11 Short-term Bank Loans

The Company obtained several short-term loan facilities from financial institutions in the PRC. These facilities were secured by the Company's assets with the following carrying values:

	2007	2008
Inventories (Note 5)	$ 19,971,241	$ 21,999,619
Machinery and equipment, net (Note 8)	18,299,368	14,058,213
	$ 38,270,609	$ 36,057,832

As of September 30, 2007 and 2008, the Company had several short-term bank loans with aggregate outstanding balances of US$89,870,586 and US$105,598,170, respectively. The loans were primarily obtained for general working capital, carried interest rates ranging from 5.508% to 8.217% per annum, and had maturity dates ranging from 3 to 12 months. Each loan is guaranteed by Mr. Xiangqian Li, who did not receive any compensation for acting as guarantor.

The Company also committed to pledge the property ownership and land use rights certificates in relation to the land on which Shenzhen BAK's corporate campus had been constructed for short-term bank loans amounting to US$25,666,221 borrowed from Shenzhen Eastern Branch, Agricultural Bank of China. Subsequent to the 2008 fiscal year-end, the Company had pledged the property ownership and land use rights certificates to Shenzhen Eastern Branch, Agricultural Bank of China as detailed in Note 25. The aggregate net book value of the buildings and land use right in relation to this property ownership and land use rights certificate as of September 30, 2008 was US$105,601,548.

12 Long-term Bank Loans

As of September 30, 2007 and 2008, the Company had long-term bank loans of US$29,291,154 and US$64,532,214, respectively. The loan amount of US$14,666,412 as of September 30, 2008 was borrowed under a four-year long-term loan credit facility from China Development Bank, bearing interest at the benchmark rate of PBOC for three-year to five-year long-term loans which is currently 7.74% per annum. The long-term bank loan is repayable in three installments of US$4,399,924 on November 20, 2008, US$4,399,924 on November 20, 2009 and US$5,866,564 on December 26, 2010.

The other three loans totaled an aggregate borrowed amount of US$26,399,542 as of September 30, 2008, were borrowed under a five-year long-term loan credit facility from Shenzhen Eastern Branch, Agricultural Bank of China, and carry interest at 90% of the benchmark rate of the PBOC for three-year to five-year long-term loans. The first loan of US$5,866,565 currently carries interest at 6.966% per annum and is repayable on January 25, 2012. The second loan of US$11,733,129 currently carries annual interest of 6.966% and is repayable in three installments of US$2,933,282 on January 25, 2010, US$7,333,206 on January 25, 2011 and US$1,466,641 on January 25, 2012, respectively. The third loan of US$8,799,848 currently carries annual interest of 7.74% and is repayable in two installments of US$4,399,924 on January 25, 2009 and US$4,399,924 on January 25, 2010.

Another loan of US$23,466,260, as of September 30, 2008, was borrowed under a four-year long-term loan credit facility from Tianjin Branch, Agricultural Bank of China and carries interest at the benchmark rate of the PBOC for three-year to five-year long-term loans, which is currently 7.74% per annum. The loan is repayable in four installments of US$4,399,924 on December 26, 2009, US$4,399,924 on December 26, 2010, US$7,333,206 on December 26, 2011, and US$7,333,206 on May 26, 2012.

The long-term bank loan with China Development Bank is: (i) guaranteed by Mr. Xiangqian Li; (ii) secured by certain shares of the Company owned by Mr. Xiangqian Li; and (iii) to be secured by the property ownership and land use rights certificate relating to the land on which the Company's Research and Development Test Centre is to be constructed and the facilities to be constructed thereon. As of September 30, 2008, the Company had obtained the relevant land use rights certificate and was in the process of negotiating with the relevant government bureau for the requisite approval to pledge it as described.

The long-term bank loan with Shenzhen Branch, Agricultural Bank of China is: (i) guaranteed by Mr. Xiangqian Li; (ii) secured by the Company's machinery and equipment with carrying values of US$28,524,638 as of September 30, 2008 (see Note 8); and (iii) secured by the property ownership certificate and land use rights certificate in relation to the land on which Shenzhen BAK's corporate campus had been constructed and any machinery and equipment purchased and used in the campus subsequent to such construction.

The long-term bank loan with Tianjin Branch, Agricultural Bank of China is secured by the machinery and equipment purchased for the automated high-power lithium-phosphate cells production line in Tianjin. As of September 30, 2008, construction of the automated high-power lithium-phosphate cells production line was in progress.

Mr. Xiangqian Li did not receive any compensation for pledging his shares in the Company or acting as guarantor for the above long-term bank loans.

The aggregate maturities of long-term bank loans as of September 30, 2008 are as follows:

Fiscal years ending on September 30,	
2009	$ 8,799,848
2010	16,133,054
2011	17,599,694
2012	21,999,618
	$ 64,532,214

13 Accrued Expenses and Other Payables

Accrued expenses and other payables as of September 30, 2007 and 2008 consist of the following:

	2007	*2008*
Land use rights payable	$ 528,976	$ -
Construction costs payable	3,062,469	1,995,060
Equipment purchases payable	4,682,908	9,310,546
Customer deposits (Note 13(a))	1,647,489	1,916,412
Other payables and accruals (Note 13(b))	4,896,538	7,859,769
Staff and workers' welfare and bonus fund	648,812	499,395
	$ 15,467,192	$ 21,581,182

(a) Customer deposits were received from customers in connection with orders of products to be delivered in future periods.

(b) Other payables and accruals included deferred income from receipts of government grants amounting to US$579,166 and US$637,989 as of September 30, 2007 and 2008 respectively.

Other payables and accruals as of September 30, 2007 and 2008 also included payable for liquidated damage of US$1,051,000 and US$1,210,213 respectively (Note 14).

14 Shareholders' Equity

On September 16, 2005, the Company sold 7,899,863 shares of its common stock to new investors for US$43,449,247. The Company granted certain registration rights to such purchasers, including a covenant to file with the Securities and Exchange Commission a registration statement covering their shares. Pursuant to the terms of the registration rights agreement, among other things, (a) if a registration statement filed pursuant thereto ceases to be effective after its effective date to cover the resale of the shares for more than 30 trading days or (b) if for any reason the Company is required to file an additional registration statement covering such shares, and it does not file such additional registration statement within 45 days after the time it first knew, or reasonably should have known, that such registration statement would be required to be filed, then, while the relevant shares could not be put back to the Company, it would be liable to pay partial liquidated damages to those selling shareholders equal to 1.0% of the aggregate investment amount paid by those selling shareholders for the shares, and on each monthly anniversary thereafter, unless the event is cured by such date, an additional 1.5% on (except with respect to the first such event) a daily pro-rata basis. The Company also issued warrants to purchase 631,989 shares of its common stock at an exercise price of US$7.92 per share, being 110% of the share price as of the grant date, exercisable for three years after the date of issuance, as a fee to its financial advisors and other external parties in connection with this transaction. The grant date fair value of the warrants amounted to US$1,630,532 and has been recorded within additional paid-in-capital as a cost of the offering, and therefore, the issuance of the share warrants does not have any impact on the net income.

On August 15, 2006, the SEC declared effective a post-effective amendment that the Company had filed on August 4, 2006, terminating the effectiveness of a resale registration statement on Form SB-2 that had been filed pursuant to a registration rights agreement with certain shareholders to register the resale of shares held by those shareholders. The Company subsequently filed Form S-1 for these shareholders. On December 8, 2006, the Company filed its Annual Report on Form 10-K for the year ended September 30, 2006 (the "2006 Form 10-K"). After the filing of the 2006 Form 10-K, the Company's previously filed registration statement on Form S-1 was no longer available for resales by the selling shareholders whose shares were included in such Form S-1. Under the registration rights agreement, those selling shareholders became eligible for liquidated damages relating to the above two events totaling approximately US$1,051,000 from the Company. The Company therefore recognized in general and administrative expenses an amount of approximately US$760,000 as liquidated damages for the year ended September 30, 2007. As of September 30, 2008, no liquidated damages relating to both events have been paid.

On November 9, 2007, the Company completed a private placement for the gross proceeds to the Company of US$13,650,000 by selling 3,500,000 shares of common stock at the price of $3.90 per share. Roth Capital Partners, LLC acted as the Company's exclusive financial advisor and placement agent in connection with the private placement and received a cash fee of US$819,000. The Company may have become liable for liquidated damages to certain shareholders whose shares were included in a resale registration statement on Form S-3 that the Company filed pursuant to a registration rights agreement that the Company entered into with such shareholders in November 2007. Under the registration rights agreement, among other things, if a registration statement filed pursuant thereto was not declared effective by the SEC by the 100th calendar day after the closing of the Company's private placement on November 9, 2007, or the "Effectiveness Deadline", then the Company would be liable to pay partial liquidated damages to each such investor of (a) 1.5% of the aggregate purchase price paid by such investor for the shares it purchased on the one month anniversary of the Effectiveness Deadline; (b) an additional 1.5% of the aggregate purchase price paid by such investor every thirtieth day thereafter (pro rated for periods totaling less than thirty days) until the earliest of the effectiveness of the registration statement, the ten-month anniversary of the Effectiveness Deadline and the time that the Company are no longer required to keep such resale registration statement effective because either such shareholders have sold all of their shares or such shareholders may sell their shares pursuant to Rule 144 without volume limitations; and (c) 0.5% of the aggregate purchase price paid by such investor for the shares it purchased in our November 2007 private placement on each of the following dates: the ten-month anniversary of the Effectiveness Deadline and every thirtieth day thereafter (pro rated for periods totaling less than thirty days), until the earlier of the effectiveness of the registration statement and the time that the Company no longer is required to keep such resale registration statement effective because either such shareholders have sold all of their shares or such shareholders may sell their shares pursuant to Rule 144 without volume limitations. Such liquidated damages would bear interest at the rate of 1% per month (prorated for partial months) until paid in full.

On December 21, 2007, pursuant to the registration rights agreement, the Company filed a registration statement on Form S-3, which was declared effective by the SEC on May 7, 2008. As a result, the Company estimated liquidated damages amounting to

US$561,174 for the November 2007 registration rights agreement. As of September 30, 2008, US$401,961 of the US$561,174 had been settled.

14 Shareholders' Equity (continued)

On August 26, 2008, the Company completed a registered direct offering in the amount of 4,102,564 units at a price of $3.90 for gross proceeds to the Company of $16,000,000. Each unit is comprised of one common share and one share purchase warrant of the Company. Each warrant entitles the holder to purchase an additional common share of the Company for a period of 60 days beginning on the date of the initial issuance of warrants on August 26, 2008 at an exercise price of $3.90 per share. Brean Murray, Carret & Co., LLC, acted as the Company's exclusive investment banker and agent in connection with the registered direct offering and received a cash fee of US$800,000, representing 5% of the gross proceeds received from the sale of the Shares and warrants. Pursuant to an amendment to the placement agency agreement, the Company also agreed to pay Brean Murray, Carret & Co., LLC an aggregate commission equal to 5% of the gross exercise price of received from investors for the exercise of the warrants in the offering. The placement agent had no obligation to buy any of the shares from the Company. As of September 30, 2008, 4,102,564 shares had been issued and no warrants had been exercised.

15 Net Income / (Loss) per Share

The calculation of basic net loss per share is based on the net loss for the year ended September 30, 2008 attributable to equity shareholders of US$7,940,600 (Net income for the years ended September 30, 2006: US$20,164,566 and 2007: US$483,328) and the weighted average number of ordinary shares of 52,313,768 outstanding during the year ended September 30, 2008 (2006: 48,879,608 shares and 2007: 48,979,115 shares).

The effects of stock options, restricted stock and warrants outstanding during the year ended and as of September 30, 2008 were all anti-dilutive. As such, basic and diluted net loss per share for the year ended September 30, 2008 are the same.

The calculation of diluted net income per share for the year ended September 30, 2007 is based on the net income attributable to equity shareholders of US$483,328 and the weighted average number of ordinary shares of 49,442,285 in issue during the year 2007 after adjusting for the number of 463,170 dilutive potential ordinary shares. Restricted stock granted to employees and to non-employee directors are included in the computation of diluted net income per share for the year ended September 30, 2007. The number of 631,989 share warrants granted to external financial advisors and 1,818,500 stock options granted to employees are excluded from the computation of diluted net income per share as the warrants and stock options were both anti-dilutive.

The calculation of diluted net income per share is based on the net income for the year ended September 30, 2006 attributable to equity shareholders of US$20,164,566 and the weighted average number of ordinary shares of 48,912,963 in issue during the year 2006 after adjusting for the number of 33,355 dilutive potential ordinary shares. Share warrants granted to external financial advisors are included in the computation of diluted net income per share for fiscal year 2006. Stock options granted to employees and restricted shares granted to non-employee directors are excluded from the computation of diluted net income per share as the stock options and restricted shares were both anti-dilutive.

16 Finance Costs, net

Details of finance costs are summarized as follows:

	2006	*2007*	*2008*
Total interest cost incurred	$ 2,750,102	$ 5,404,305	$ 10,007,094
Less: Interest capitalized	(460,486)	(451,226)	(300,805)
Interest income	(523,135)	(283,264)	(87,949)
Bank charges	121,510	186,715	779,054
Exchange loss	322	368,270	623,414
	$ 1,888,313	$ 5,224,800	$ 11,020,808

17 Pension and Other Postretirement Benefits

Pursuant to the relevant PRC regulations, the Company is required to make contributions at a rate of 8% to 11% of employees' salaries and wages to a defined contribution retirement scheme organized by a state-sponsored social insurance plan in respect of the retirement benefits for the Company's employees in the PRC. The total amount of contributions charged to expense in the accompanying consolidated statements of operations and comprehensive income are presented as follows:

	2006	2007	2008
Cost of revenues	$ 844,182	$ 279,191	$ 717,353
Research and development expenses	42,456	57,575	85,227
Sales and marketing expenses	115,557	142,739	86,551
General and administrative expenses	107,076	160,627	200,315
	$ 1,109,271	$ 640,132	$ 1,089,446

The Company has no other obligation to make payments in respect of retirement benefits of the employees. The state-sponsored retirement plan is responsible for the entire pension obligations payable to all employees.

18 Share-based Compensation

The Company grants share options to officers and employees and restricted ordinary shares to its non-employee directors as rewards for their services.

Stock Option Plan

In May 2005, the Board of Directors adopted the China BAK Battery, Inc. 2005 Stock Option Plan (the "Plan"). The Plan authorizes the issuance of up to 4,000,000 shares of the Company's common stock. The exercise price of the options granted, pursuant to the Plan, must at least equal to the fair market value of the Company's common stock at the date of the grant. The Plan will terminate on May 16, 2055. On July 28, 2008, the Company's stockholders approved certain amendments to the Plan, including increasing the total number of shares available for issuance under the Plan to 8,000,000.

Pursuant to the Plan, the Company issued 2,000,000 options with an exercise price of US$6.25 per share on May 16, 2005. In accordance with the vesting provisions of the grants, the options became vested and exercisable under the following schedule:

Numbers of Share	Percentage of Options Issued	Initial Vesting Date
800,000	40%	July 1, 2007
600,000	30%	January 1, 2008
600,000	30%	July 1, 2008
2,000,000	100%	

Subsequent to the grant date, options to purchase 200,000 shares of common stock were forfeited because the optionees terminated their employment with the Company. In addition, on September 28, 2006, options to purchase a total of 1,400,000 shares of common stock were cancelled pursuant to the Termination and Release Agreements signed on that day. Details of the cancellation of stock options and the relevant replacement awards are set out below under "Employee Restricted Stock Awards".

18 Share-based Compensation (continued)

A summary of share option plan activity for these options during the year ended September 30, 2008 is presented below:

	Number of shares	Weighted average exercise price per share	Weighted average remaining contractual term	Aggregate intrinsic value (1)
Outstanding as of October 1, 2007	400,000	$ 6.25		
Exercised	200,000	6.25		
Forfeited	-	-		
Cancelled	-	-		
Outstanding as of September 30, 2008	200,000	$ 6.25	2.6 years	$ -
Exercisable as of September 30, 2008	200,000	$ 6.25	2.6 years	$ -

(1) Aggregate intrinsic value represents the value of the Company's closing stock price on September 30, 2008 (US$3.60) in excess of the exercise price multiplied by the number of options outstanding or exercisable.

The weighted-average grant-date fair value of options granted during 2005 was US$3.67 per share. The Company recorded non-cash share-based compensation expense of US$2,625,269, US$588,716 and US$73,935 for the years ended September 30, 2006, 2007 and 2008 respectively, in respect of these share options granted in 2005. The expense of 2008 was recorded in research and development expenses. The expense of 2007 was allocated to general and administrative expenses and research and development expenses respectively, and that of 2006 was allocated to cost of revenues, sales and marketing expenses, general and administrative expenses and research and development expenses respectively.

The fair value of the above option awards was estimated on the date of grant using the Black-Scholes Option Valuation Model together with the following assumptions.

Expected volatility	59.85%
Expected dividends	Nil
Expected life	6 years
Risk-free interest rate	4.13%

As of September 30, 2008, there were no unrecognized compensation costs related to non-vested share options.

Pursuant to the Plan, the Company also issued 1,501,500 options with a weighted-average exercise price of US$3.28 per share on June 25, 2007. In accordance with the vesting provisions of the grants, the options will become vested and exercisable during the period from June 30, 2007 to February 9, 2012 according to each employee's respective agreement.

18 Share-based Compensation (continued)

A summary of share option plan activity for these options during the year ended September 30, 2008 is presented below:

	Number of Shares	Weighted average exercise price per share	Weighted average remaining contractual term	Aggregate intrinsic value (1)
Outstanding as of October 1, 2007	1,418,500	$ 3.28		
Exercised	77,500	3.27		
Forfeited	41,000	3.27		
Cancelled	-	-		
Outstanding as of September 30, 2008	1,300,000	$ 3.29	4.6 years	$ 403,000
Exercisable as of September 30, 2008	457,500	$ 3.29	4.0 years	$ 141,825

(1) Aggregate intrinsic value represents the value of the Company's closing stock price on September 30, 2008 (US$3.60) in excess of the exercise price multiplied by the number of options outstanding or exercisable.

The weighted-average grant-date fair value of options granted during 2007 was US$2.15 per share. The Company recorded non-cash share-based compensation expense of US$545,749 and US$1,580,205 for the year ended September 30, 2007 and 2008 in respect of share options granted in 2007, which was allocated to cost of revenues, sales and marketing expenses, general and administrative expenses and research and development expenses respectively.

The fair value of the above option awards granted on June 25, 2007 was estimated on the date of grant using the Black-Scholes Option Valuation Model that uses following assumptions.

Expected volatility	69.44%
Expected dividends	Nil
Expected life	4 - 10 years
Risk-free interest rate	5.09%

As of September 30, 2008, there were unrecognized compensation costs of US$931,644 related to the above non-vested share options. These costs are expected to be recognized over a weighted average period of 1.7 year.

Pursuant to the Plan, the Company also issued 360,000 options with an exercise price of US$4.30 per share on January 28, 2008. In accordance with the vesting provisions of the grants, the options will become vested and exercisable during the period from April 28, 2008 to January 28, 2011 according to each employee's respective agreement.

18 Share-based Compensation (continued)

A summary of share option plan activity for these options during the year ended September 30, 2008 is presented below:

	Number of shares	Weighted average exercise price per share	Weighted average remaining contractual term	Aggregate intrinsic value (1)
Outstanding as of October 1, 2007	-	$ -		
Granted on January 28, 2008	360,000	4.30		
Exercised	-	-		
Forfeited	-	-		
Cancelled	-	-		
Outstanding as of September 30, 2008	360,000	$ 4.30	4.3 years	$ -
Exercisable as of September 30, 2008	60,000	$ 4.30	4.3 years	$ -

(1) Aggregate intrinsic value represents the value of the Company's closing stock price on September 30, 2008 (US$3.60) in excess of the exercise price multiplied by the number of options outstanding or exercisable.

The weighted average grant-date fair value of options granted on January 28, 2008 was US$3.59 per share. The Company recorded non-cash share-based compensation expense of US$681,363 for the year ended September 30, 2008 in respect of share options granted on January 28, 2008, which was allocated to general and administrative expenses and research and development expenses respectively.

The fair value of the above option awards granted on January 28, 2008 was estimated on the date of grant using the Black-Scholes Option Valuation Model that uses the following assumptions.

Expected volatility	120.23%
Expected dividends	Nil
Expected life	5 years
Risk-free interest rate	3.59%

As of September 30, 2008, there were unrecognized compensation costs of US$612,000 related to the above non-vested share options. These costs are expected to be recognized over a weighted average period of 0.9 year.

On May 29, 2008, the Compensation Committee of the Company's Board of Directors recommended and approved the grant of options to purchase 1,080,000 shares of the Company's common stock to Mr. Xiangqian Li and options to purchase 170,000 shares to five other employees, with an exercise price of US$4.18 per share. In accordance with the vesting provisions of the grants, the options will become vested and exercisable during the period from September 30, 2008 to May 29, 2012 according to each employee's respective agreement.

18 Share-based Compensation (continued)

A summary of share option plan activity for these options during the year ended September 30, 2008 is presented below:

	Number of shares	Weighted average exercise price per share	Weighted average remaining contractual term	Aggregate intrinsic value (1)
Outstanding as of October 1, 2007	-	$ -		
Granted on May 29, 2008	1,250,000	4.18		
Exercised	-	-		
Forfeited	-	-		
Cancelled	-	-		
Outstanding as of September 30, 2008	1,250,000	$ 4.18	4.7 years	$ -
Exercisable as of September 30, 2008	90,000	$ 4.18	4.7 years	$ -

(1) Aggregate intrinsic value represents the value of the Company's closing stock price on September 30, 2008 (US$3.60) in excess of the exercise price multiplied by the number of options outstanding or exercisable.

The weighted average grant-date fair value of options granted on May 29, 2008 was US$2.36 per share. The Company recorded non-cash share-based compensation expense of US$840,789 for the year ended September 30, 2008 in respect of share options granted on May 29, 2008, which was allocated to general and administrative expenses and research and development expenses respectively.

The fair value of the above option awards granted on May 29, 2008 was estimated on the date of grant using the Black-Scholes Option Valuation Model that uses the following assumptions.

Expected volatility	59.48%
Expected dividends	Nil
Expected life	5 years
Risk-free interest rate	4.01%

As of September 30, 2008, there were unrecognized compensation costs of US$2,105,559 related to the above non-vested share options. These costs are expected to be recognized over a weighted average period of 1.7 year.

Pursuant to the Plan, the Company also granted 5,000 restricted shares to each of two newly-elected independent directors in 2007 with a fair value of US$3.35 per share on June 25, 2007 and granted 5,000 restricted shares to one of the existing independent directors with a fair value of US$4.33 per share on July 17, 2007.

The eligible directors shall vest in their rights under the restricted shares according to the following schedule:

(i) 25% of the restricted shares granted will immediately vest on the grant date; and

(ii) The remaining 75% of the restricted shares will vest in three equal quarterly installments on the last day of each subsequent quarter or in three equal quarterly installments on the last day of each calendar quarter beginning on the last day of the first full calendar quarter after the grant date.

The Company recorded non-cash share-based compensation expenses of US$38,568 and US$16,582 for the years ended September 30, 2007 and 2008 respectively in respect of the restricted shares granted in June and July 2007, which was recorded in general and administrative expenses.

As of September 30, 2008, there was no unrecognized stock-based compensation associated with these restricted shares granted to non-employee directors. The first, second, third, and fourth 25% of the restricted shares were already issued as fully paid ordinary shares to the three independent directors on August 23, 2007, October 25, 2007, January 14, 2008 and April 10, 2008 respectively.

18 Share-based Compensation (continued)

Pursuant to the Plan, the Company also granted 5,000 restricted shares to each of the existing elected independent directors with a fair value of US$4.56 per share on August 6, 2008. The eligible directors shall vest in their rights under the restricted shares according to the following schedule:

(i) 25% of the restricted shares granted will immediately vest on the grant date; and

(ii) The remaining 75% of the restricted shares will vest in three equal quarterly installments on the last day of each subsequent quarter or in three equal quarterly installments on the last day of each calendar quarter beginning on the last day of the first full calendar quarter after the grant date.

The Company recorded non-cash share-based compensation expenses of US$30,504 for the year ended September 30, 2008 in respect of the restricted shares granted in August 2008, which was allocated to general and administrative expenses.

As of September 30, 2008, the Company had unrecognized stock-based compensation of US$37,896 associated with these restricted shares granted to non-employee directors. These costs are expected to be recognized over a weighted-average period of 0.5 year. The first 25% of the restricted shares were already issued as fully paid ordinary shares to the three independent directors on August 6, 2008. The next 75% of the restricted shares had not yet been issued to the three independent directors as of September 30, 2008.

As the Company itself is an investment holding company which is not expected to generate operating profits to realize the tax benefits arising from its net operating loss carried forward, no income tax benefits were recognized for such stock-based compensation cost under stock option plan for the years ended September 30, 2007 and 2008.

Employee Restricted Stock Award

On September 22, 2006, the Compensation Committee approved the form of Termination and Release Agreement covering the cancellation of 1,400,000 shares of stock options granted to the optionees who were residents of the PRC. The Compensation Committee also consented to adopt the terms and provisions for the Restricted Stock Grant Agreement covering the issuance of restricted shares, and committed to determine an appropriate number of shares of restricted stock that would be granted to these optionees under the Plan (the "Replacement Awards") during the first quarter of fiscal year 2007. In addition, the Compensation Committee also approved the officer of the Company to authorize delivery of the restricted shares to the employees. On September 28, 2006, options to purchase a total of 1,400,000 shares of common stock were cancelled pursuant to the Termination and Release Agreements signed on that day. The Replacement Awards were classified as liability-classified awards as of September 30, 2006.

The Company has estimated the fair value of the Replacement Awards to be US$4.27 per share as of December 26, 2006, based on the estimated fair value of the cancelled options using the Black-Scholes Option Valuation Model together with the following assumptions.

Expected volatility	89.51%
Expected dividends	Nil
Expected life	4.4 years
Risk-free interest rate	4.61%

18 Share-based Compensation (continued)

On December 26, 2006, pursuant to the restricted stock grant agreements signed between the Company's officers and the relevant optionees and based on the closing market price of the Company's listed common stock on that date, i.e. US$6.25 per share, a total of 914,994 shares of restricted stock were granted as Replacement Awards to the employees who gave up their stock options and continued to be employed by the Company on that date. Fair value of the Replacement Awards granted to each optionee approximated that of the employee's terminated stock options. The Compensation Committee ratified the grants on January 15, 2007.

Prior to vesting, the shares of restricted stock granted to each employee pursuant to the Replacement Awards are subject to restrictions on transferability and will be forfeited if the grantee's employment with the Company is terminated. In accordance with the vesting provisions of the grants, the shares of restricted stock became vested and were not subject to forfeiture under the following schedule:

Number of Shares	Percentage of Options Issued	Initial Vesting Date
365,998	40%	July 1, 2007
274,498	30%	January 1, 2008
274,498	30%	July 1, 2008
914,994	100%	

Upon the grant of restricted stock, the Company has reclassified share-based payment liabilities of US$3,679,934 to shareholders' equity. The restricted stock grant is treated as equity-classified awards and the unrecognized compensation costs will be recognized over the vesting period. The Company recognized share-based compensation expense of US$1,290,040 and US$556,696 for the years ended September, 2007 and 2008 respectively in respect of the equity-classified award. These share-based compensation costs were allocated to cost of revenues, sales and marketing expenses, general and administrative expenses and research and development expenses respectively.

A summary of the restricted stock grant activity during the year ended September 30, 2008 is presented below:

	Number of shares	*Weighted average exercise price per share*
Non-vested as of October 1, 2007	530,560	6.25
Vested	530,560	6.25
Forfeited	-	-
Non-vested as of September 30, 2008	-	$ -

As such share-based compensation is not deductible for income tax purpose in the PRC, no income tax benefits were recognized in this respect for the year ended September 30, 2008.

As of September 30, 2008, there were no unrecognized compensation costs related to the restricted stock granted.

19 Fair Value of Financial Instruments

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, pledged deposits, trade accounts receivable, other receivables, short-term bank loans, long-term bank loans, accounts and bills payable and other payables, approximate their fair values because of the short maturity of these instruments and market rates of interest.

20 Commitments and Contingencies

(i) Capital Commitments

As of September 30, 2007 and 2008, the Company had the following contracted capital commitments:

	2007	*2008*
For construction of buildings	$ -	$ 5,957,292
For purchases of equipment	12,312,763	4,313,237
	$ 12,312,763	$ 10,270,529

(ii) Land Use Rights and Property Ownership Certificate

According to the relevant PRC laws and regulations, a land use rights certificate, along with government approvals for land planning, project planning and construction, needs to be obtained before construction of a building is commenced. A property ownership certificate shall be granted by the government upon application under the condition that the aforementioned certificate and government approvals have been obtained.

The Company did not obtain the land use right certificate and approvals for project-planning and construction relating to the premises occupied by the Company, BAK Industrial Park, before construction of the buildings was commenced. As of September 30, 2008, the Company has obtained the aforementioned land use rights certificate and government approvals and was in the process of negotiating with the relevant government for the application and acquisition of the appropriate property ownership certificate.

Management believes that the Company will ultimately be granted a property ownership certificate, and that there should be no legal barriers for the Company to obtain a property ownership certificate for the premises presently occupied by the Company in BAK Industrial Park. However, in the event that the Company fails to obtain the property ownership certificate relating to BAK Industrial Park, there is a risk that the building constructed will need to be vacated as illegitimate constructions and the Company might be subject to penalties and fines. However, management believes that this possibility, while present, is remote.

Pursuant to the land use rights certificate relating to the Company's Tianjin facility, the Tianjin government had requested that the Company complete the construction of the Tianjin facility before September 30, 2008. As of September 30, 2008, the Company was in the process of negotiating with the relevant government bureau for the extension of the completion date. If the Company fails to obtain the approval for the extension of the completion date from the relevant government bureau, there is a risk that the land use rights certificate relating to the Company's Tianjin facility will become invalid. However, management believes that this possibility, while present, is remote.

Pursuant to the property ownership and land use rights certificate that the Company obtained relating to the Research and Development Test Centre to be constructed in Shenzhen, the Company must complete at least 25% of the construction of the new

Research and Development Test Centre by September 30, 2008. As of September 30, 2008, the Company was in the process of negotiating with the relevant government bureau for the extension of the completion date. According to the property ownership and land use rights certificate, such rights may not be pledged without the approval of the relevant government office. The Company is required to pledge its property ownership and land use rights certificate in relation to the new Research and Development Test Centre to China Development Bank according to the loan agreement entered into with it. The Company was in the process of negotiating with the relevant government for the requisite approval.

The Company is not able to insure its manufacturing facilities since it has not yet received its property ownership certificates for these facilities. The Company intends to procure such insurance once it has received the certificates.

20 Commitments and Contingencies (continued)

(iii) Guarantees

In order to secure the supplies of certain raw materials and equipment and upon the request of suppliers, the Company has given guarantees to certain suppliers which are summarized as follows:

	2007	2008
Guaranteed for Shenzhen Tongli Hi-tech Co. Ltd. - a non-related party	$ -	$ 2,933,282
Guaranteed for Hunan Reshine New Material Ltd. - a non-related party	5,325,664	5,866,565
Guaranteed for Nanjing Special Metal Equipment Co. Ltd. - a non-related party	1,331,416	1,466,641
Guaranteed for Siping Juyuan Hanyang Plate Heat Exchanger Co. Ltd. - a non-related party	-	2,933,282
Guaranteed for Shenzhen B&G Technology Development Co. Ltd. - a non-related party	-	3,666,603
	$ 6,657,080	$ 16,866,373

Management has assessed the fair value of the obligation arising from the above financial guarantees and considered it is immaterial to the consolidated financial statements. Therefore, no obligations in respect of the above guarantees were recognized as of September 30, 2008.

(iv) Outstanding Discounted Bills and Transferred Bills

From time to time, the Company factors bills receivable to banks and endorses the bank acceptance bills received to its suppliers, vendors or other parties for settlement of its liabilities to these creditors. At the time of the factoring and transfer, all rights and privileges of holding the receivables are transferred to the banks and the creditors. The Company removes the assets from its books and records a corresponding expense for the amount of the discount. The Company remains contingently liable on the amount outstanding in the event the bill issuer defaults.

The Company's outstanding discounted and transferred bills as of September 30, 2007 and 2008 are summarized as follows:

	2007	2008
Bank acceptance bills	$ 17,851,850	$ 34,721,831

20 Commitments and Contingencies (continued)

(v) Litigation and claims

On September 12, 2006, Hydro-Quebec, a Canadian company, and the Board of Regents of the University of Texas System brought a federal patent infringement suit in the United States District Court for the Northern District of Texas against the Company. The Company had an agreement with A123 Systems, Inc. ("A123Systems"), which, as amended on August 18, 2005, terminated in accordance with its terms on August 30, 2007. Under the terms of these agreements, the Company had agreed to manufacture products for A123Systems according to the specifications furnished by, and using the finished electrodes and other materials consigned by A123Systems to the Company. The plaintiffs alleged that, by manufacturing rechargeable lithium cells for A123Systems for use in DeWalt 36-volt cordless power tools manufactured by Black & Decker Corporation, the Company had infringed two U.S. patents owned by and exclusively licensed to the plaintiffs. The plaintiffs seek injunctive relief and damages in an unspecified amount. If the court issues an adverse decision, the Company may be required to pay the plaintiffs substantial monetary damages, and the Company may be prohibited from future production of rechargeable lithium cells manufactured for A123Systems or be required to pay royalties to engage in any such production. The court has not yet issued a decision on this matter and the Company is unable to quantify the extent of any possible award of damages that might become payable by the Company.

21 Deferred revenue

Deferred revenue represents a government grant of subsidy for additional cost of land use rights relating to BAK Industrial Park, which is amortized on a straight-line basis over the lives of the depreciable facilities constructed thereon of 35 years.

22 Significant Concentrations

(a) Customers and Credit Concentrations

The Company had only one customer that individually comprised 10% or more of net revenue for the years ended September 30, 2006 and 2007, as follows:

	2006		*2007*		*2008*	
		%		%		%
A123System, Inc.	$ 18,537,334	13	$ 20,586,775	14	$ -	-

No customer individually comprised 10% or more of net revenue for the year ended September 30, 2008.

As of September 30, 2006 and 2007, approximately 1% and 3% of gross trade accounts receivable was due from A123Systems Inc., respectively. On August 30, 2007, the Company's agreement with this customer terminated in accordance with its terms. The Company did not have a balance of gross trade accounts receivables due from this customer as of September 30, 2008.

(b) Credit Risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents and pledged deposits. As of September 30, 2007 and 2008, substantially all of the Company's cash and cash equivalents and pledged deposits were held by major financial institutions located in the PRC, which management believes are of high credit quality.

23 Segment Information

The Company currently engages in the manufacture, commercialization and distribution of a wide variety of standard and customized lithium ion rechargeable batteries for use in a wide array of applications. The Company manufactures six types of Li-ion rechargeable batteries: steel-case cell, aluminum-case cell, battery pack, cylindrical cell, polymer cell and high-power lithium-phosphate cell. The Company's products are sold to packing plants operated by third parties primarily for use in mobile phones and other electronic devices. Net revenues for the years ended September 30, 2006, 2007 and 2008 were as follows:

Net revenues by product:

	2006	%	*2007*	%	*2008*	%
Steel-case Cell	$ 64,299,407	44.71	$ 34,868,786	23.91	$ 29,299,493	11.94
Aluminum-case cell	49,514,304	34.43	69,916,244	47.93	130,109,946	53.03
High-power lithium-phosphate cell	18,537,334	12.89	20,561,865	14.10	-	-
Battery pack	9,842,539	6.84	11,797,560	8.09	25,500,658	10.40
Cylindrical cell	607,608	0.42	3,421,901	2.34	42,566,664	17.35
Polymer cell	1,027,824	0.71	5,294,543	3.63	17,870,808	7.28
	$ 143,829,016	100.00	$ 145,860,899	100.00	$ 245,347,569	100.00

Net revenues by geographic area:

	2006	%	*2007*	%	*2008*	%
PRC Mainland	$ 96,669,615	67.21	$ 105,567,176	72.38	$ 175,302,425	71.45
PRC Taiwan	4,824,811	3.35	7,025,209	4.82	41,904,752	17.08
India	-	-	4,299,314	2.95	5,660,586	2.31
United States of America	18,641,035	12.96	20,740,356	14.22	75,030	0.03
Hong Kong, China	17,220,619	11.98	6,417,931	4.40	19,955,673	8.13
The Republic of Turkey	4,622,618	3.21	-	-	-	-
Others	1,850,318	1.29	1,810,913	1.23	2,449,103	1.00
	$ 143,829,016	100.00	$ 145,860,899	100.00	$ 245,347,569	100.00

Substantially all of the Company's long-lived assets are located in the PRC.

24 China BAK Battery, Inc. (Parent Company)

Under PRC regulations, Shenzhen BAK, BAK Electronics and BAK Tianjin may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC GAAP. In addition, Shenzhen BAK, BAK Electronics and BAK Tianjin are required to set aside at least 10% of their after-tax net profits each year, if any, to fund the statutory general reserve until the balance of the reserves reaches 50% of their registered capital. The statutory general reserves are not distributable in the form of cash dividends to the Company and can be used to make up cumulative prior year losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings, or by increasing the par value of the shares currently held by them, provided that the reserve balance after such issue is not less than 25% of the registered capital. As of September 30, 2008, additional transfers of US$85,377,057 were required before the statutory general reserve reached 50% of the registered capital of Shenzhen BAK, BAK Electronics and BAK Tianjin. As of September 30, 2008, US$6,917,943 has been appropriated from retained earnings and set aside for statutory general reserves by Shenzhen BAK and BAK Electronics. BAK Tianjin did not have after-tax net profits since its incorporation and therefore no appropriation was made to fund its statutory general reserve as of September 30, 2008.

As of September 30, 2008, the amount of restricted net assets of Shenzhen BAK, BAK Electronics and BAK Tianjin, which may not be transferred to the Company in the forms of loans, advances or cash dividends by the subsidiaries without the consent of a third party, was approximately 4% of the Company's consolidated net assets as discussed above. In addition, the current foreign exchange control policies applicable in the PRC also restrict the transfer of assets on dividends outside the PRC.

The following presents unconsolidated financial information of the parent company only:

Condensed Balance Sheets as of September 30, 2007 and 2008

	2007	2008
Cash and cash equivalents	$ 19,114	$ 34
Other receivables	$ -	$ 86,709
Investments in subsidiaries	$ 131,589,986	$ 173,854,017
Total assets	$ 131,609,100	$ 173,940,760
Other current liabilities	$ 4,877,188	$ 6,868,760
Total liabilities	$ 4,877,188	$ 6,868,760
Total shareholders' equity	$ 126,731,912	$ 167,072,000
Total liabilities and shareholders' equity	$ 131,609,100	$ 173,940,760

Condensed Statements of Operations for the years ended September 30, 2006, 2007 and 2008

	2006	2007	2008
General and administrative expenses	$ (3,063,704)	$ (1,970,123)	$ (2,664,359)

Investment income / (loss)	23,228,270	2,453,451	(5,276,241)
Income / (loss) before income taxes	20,164,566	483,328	(7,940,600)
Income taxes	-	-	-
Net income / (loss)	$ 20,164,566	$ 483,328	$ (7,940,600)

Condensed Statements of Cash Flows for the years ended September 30, 2006, 2007 and 2008

	2006	*2007*	*2008*
Cash flow from operating activities			
Net income / (loss)	$ 20,164,566	$ 483,328	$ (7,940,600)
Adjustment to reconcile net income / (loss)			
to net cash provided / (used in) by operating activities:			
Share-based compensation	131,320	79,747	47,086
Investment loss / (income)	(23,228,270)	(2,453,451)	5,276,241
Changes in operating assets and liabilities:			
Other receivables	-	-	(86,709)
Other liabilities	2,952,273	1,889,601	1,991,572
Net cash provided by / (used in) operating activities	19,889	(775)	(712,410)

Cash flow from investing activities			
Advances to subsidiaries	-	-	(28,545,878)
Net cash used in investing activities	-	-	(28,545,878)
Cash flow from financing activities			
Proceeds from issuance of capital stock, net	-	-	29,239,208
Net cash provided by financing activities	-	-	29,239,208
Net increase / (decrease) in cash and cash equivalents	**19,889**	**(775)**	**(19,080)**
Cash and cash equivalents at the beginning of year	-	19,889	19,114
Cash and cash equivalents at the end of year	$ 19,889	$ 19,114	$ 34

The details of the Company's investment in subsidiaries and the net proceeds from issuance of its capital stock are fully described in the consolidated statements of shareholders' equity, Note 1 and Note 14 to the consolidated financial statements.

25 Subsequent Events

On November 27, 2008, the Company entered into a comprehensive credit facility agreement with Shenzhen Eastern Branch, Agricultural Bank of China to provide a maximum loan amount of RMB 580 million (approximately $85.1 million). The loan may be drawn at any time over the one-year period from November 27, 2008 to November 27, 2009. This credit facility agreement is guaranteed by Mr. Xiangqian Li, and the Company's pledge of its property ownership rights and land use rights certificates obtained or to be obtained relating to the BAK Industrial Park.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Shenzhen, People's Republic of China, on December 12, 2008.

CHINA BAK BATTERY, INC.

By: /s/ Xiangqian Li
Xiangqian Li
Director, Chairman of the Board,
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on December 12, 2008.

Signature	Title
/s/ Xiangqian Li Name: Xiangqian Li	Director, Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)
/s/ Tony Shen Name: Tony Shen	Chief Financial Officer, Secretary and Treasurer (Principal Financial Officer and Principal Accounting Officer)
/s/ Huanyu Mao Name: Huanyu Mao	Director, Chief Operating Officer and Chief Technical Officer
/S/ Charlene Spoede Budd Name: Charlene Spoede Budd	Director
/s/ Chunzhi Zhang Name: Chunzhi Zhang	Director
/s/ Richard B. Goodner Name: Richard B. Goodner	Director

EXHIBIT 21.1

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization
BAK International Limited	Hong Kong
BAK International (Tianjin) Ltd.	People's Republic of China
Shenzhen BAK Battery Co., Ltd.	People's Republic of China
BAK Electronics (Shenzhen) Co., Ltd.	People's Republic of China
BAK Battery Canada Ltd.	Canada
BAK Europe GmbH	Germany
BAK Telecom India Private Limited	India

Exhibit 31.1

CERTIFICATION

I, Xiangqian Li, the Chief Executive Officer and President of CHINA BAK BATTERY, INC. certify that:

1. I have reviewed this annual report on Form 10-K of China BAK Battery, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Xiangqian Li

Xiangqian Li
President & Chief Executive Officer

December 12, 2008

Exhibit 31.2

CERTIFICATION

I, Tony Shen, the Chief Financial Officer of CHINA BAK BATTERY, INC. certify that:

1. I have reviewed this annual report on Form 10-K of China BAK Battery, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Tony Shen

Tony Shen
Chief Financial Officer

December 12, 2008

Exhibit 32.1

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the annual report of China BAK Battery, Inc. (the "Company") on Form 10-K for the period ended September 30, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Xiangqian Li, Chief Executive Officer and President of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Xiangqian Li

Xiangqian Li
President & Chief Executive Officer

December 12, 2008

Exhibit 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of China BAK Battery, Inc. (the "Company") on Form 10-K for the period ended September 30, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Tony Shen, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Tony Shen

Tony Shen
Chief Financial Officer

December 12, 2008

[This page intentionally left blank.]

Executive Officers and Directors

Name	Position
Xiangqian Li	Chairman, President and Chief Executive Officer
Huanyu Mao	Director and Chief Technology Officer
Richard B. Goodner	Director
Charlene Spoede Budd	Director
Chunzhi Zhang	Director
Tony Shen	Chief Financial Officer, Secretary and Treasurer
Kenneth G. Broom	Chief Operating Officer

Transfer Agent

Securities Transfer Corporation
2591 Dallas Parkway , Suite 102
Frisco, Texas 75034
(469) 633-0101

Independent Auditors

PKF
26/F, Citicorp Centre
18 Whitfield Road
Causeway Bay
Hong Kong
(852) 2806 3822

Attorneys

Pillsbury Winthrop Shaw Pittman LLP
2300 N Street, NW
Washington, DC 20037-1122
(202) 663-8000

Market for Common Stock

The NASDAQ Global Market; Symbol: "CBAK"

中国比克电池公司
CHINA BAK BATTERY INC.

BAK Industrial Park, No. 1 BAK Street
Kuichong Town, Longgang District
Shenzhen, 518119
People's Republic of China
011 (86-755) 8977-0093

www.bak.com.cn